             As filed with the Securities and Exchange Commission
                             on October 26, 1995


                                        Registration No. 33-62019


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No.  1          [ ] Post-Effective Amendment No.

                            Smith Barney Muni Funds
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (212) 816-6474

                    388 Greenwich Street, New York, New York  10013
         (Address of Principal Executive Offices)       (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

       John E. Baumgartner, Jr., Esq.         Burton M. Leibert, Esq.
            Sullivan & Cromwell             Willkie Farr & Gallagher
             125 Broad Street                  One Citicorp Center
          New York, New York  10004            153 East 53rd Street
                                            New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1995 was electronically filed with the Securities and Exchange Commission on May 26, 1995.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            SMITH BARNEY MUNI FUNDS

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                            SMITH BARNEY MUNI FUNDS

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended


                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)

          Item 5.   Information About        Cover Page; Summary;
                    the Registrant           Information About the
                                             Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             Florida Municipals Fund and
                                             Smith Barney Muni Funds;
                                             Prospectus of Smith Barney
                                             Muni Funds -- Florida
                                             Portfolio dated July 31, 1995,
                                             as supplemented by a
                                             Prospectus Supplement dated
                                             October 2, 1995.

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney Florida
                                             Municipals Fund and Smith
                                             Barney Muni Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters

                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney Muni Funds dated
                                             July 31, 1995

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             Muni Funds -- Florida
                                             Portfolio; Annual Report of
                                             Smith Barney Florida
                                             Municipals Fund Inc.; Semi-
                                             Annual Report of Smith Barney
                                             Florida Municipals Fund; Pro
                                             Forma Financial Statements

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                     SMITH BARNEY FLORIDA MUNICIPALS FUND

                            Your Vote is Important



Dear Shareholder:

The Board of Trustees of Smith Barney Florida Municipals Fund ("Florida Fund") has recently reviewed and unanimously endorsed a proposal for a reorganization of Florida Fund which it judges to be in the best interests of Florida Fund's shareholders.

UNDER THE TERMS OF THE PROPOSAL, SMITH BARNEY MUNI FUNDS, ON BEHALF OF ITS FLORIDA PORTFOLIO ("FLORIDA PORTFOLIO") WOULD ACQUIRE ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES OF FLORIDA FUND. After the transaction, Florida Fund will be liquidated and you will become a shareholder of Florida Portfolio having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in Florida Fund at the time of the transaction. No sales charge will be imposed in the transaction. The transaction will, in the opinion of counsel, be free from federal income taxes to you, Florida Fund and Florida Portfolio, and it is intended that the combined fund will be managed by the same portfolio manager who currently manages Florida Portfolio.

The Board of Trustees of Florida Fund has determined that it is advantageous to combine Florida Fund with Florida Portfolio as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of Florida Fund and Florida Portfolio is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar Florida municipal bond funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

In addition, the Board of Trustees of Florida Fund has determined that the proposed reorganization should provide benefits to Class A, Class B and Class C shareholders of Florida Fund due, in part, to savings in expenses borne by such shareholders. Specifically, it is anticipated that the expense ratio for Class A, Class B and Class C shares of the combined fund would be lower than the expense ratio currently applicable to Class A, Class B and Class C shares of Florida Fund.

           SPECIAL MEETING OF SHAREHOLDERS:  YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 14, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Trustees, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,



                                   Heath B. McLendon
                                   Chairman of the Board

October 26, 1995

                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                             388 Greenwich Street
                           New York, New York  10013


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on November 14, 1995



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Smith Barney Florida Municipals Fund ("Florida Fund") will be held at 388 Greenwich Street, 26th Floor, New York, New York on November 14, 1995, commencing at 2:00 p.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of October 23, 1995 providing for (i) the acquisition of all or substantially all of the assets of Florida Fund by Smith Barney Muni Funds on behalf of its Florida Portfolio ("Florida Portfolio") in exchange for shares of Florida Portfolio and the assumption by Smith Barney Muni Funds on behalf of Florida Portfolio of scheduled liabilities of Florida Fund, (ii) the distribution of such shares of Florida Portfolio to shareholders of Florida Fund in liquidation of Florida Fund and (iii) the subsequent termination of Florida Fund.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Trustees of Florida Fund has fixed the close of business on September 25, 1995 as the record date for the determination of shareholders of Florida Fund entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO FLORIDA FUND AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.

                                   By Order of the Board of Trustees

                                   Christina T. Sydor, Esq.
                                   Secretary

October 26, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                      Valid Signatures

  Corporate Accounts
    (1)  ABC Corp.  . . . . . . . . . . . . . . .  ABC Corp.
    (2)  ABC Corp.  . . . . . . . . . . . . . . .  John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer  . . . . . . .  John Doe
    (4)  ABC Corp. Profit Sharing Plan . . . . . . John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust  . . . . . . . . . . . . . . .  Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78 . . . . . . . . . . . .  Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA . . . . . John B. Smith
    (2)  John B. Smith  . . . . . . . . . . . . .  John B. Smith, Jr., Executor

               PROSPECTUS/PROXY STATEMENT DATED OCTOBER 26, 1995

                         Acquisition Of The Assets Of

                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                              FLORIDA PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523


          This Prospectus/Proxy Statement is being furnished to shareholders of the Smith Barney Florida Municipals Fund (the "Acquired Fund") in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on November 14, 1995 at 2:00 p.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 26th Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney Muni Funds, on behalf of its Florida Portfolio (the "Acquiring Fund"), in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund.") Shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be terminated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B or Class C shares of the Acquired Fund will receive Class B or Class C shares, respectively, of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B or Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply and, in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class B or Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquired Fund is an open-end, non-diversified management investment company whose investment objective is to provide investors with as high a level of dividend income exempt from federal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes as is consistent with prudent investing.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Peter M. Coffey, the portfolio manager who manages the Acquiring Fund's portfolio, would manage the combined fund. Mr. Coffey, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquiring Fund since its inception on April 2, 1991, and manages the day-to-day operations of the Acquiring Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated October 26, 1995, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney Muni Funds -- Florida Portfolio dated July 31, 1995, as supplemented by a Prospectus Supplement dated October 2, 1995, is incorporated in its entirety by reference, and a copy accompanies this Prospectus/Proxy Statement.

     2. The Prospectus of Smith Barney Florida Municipals Fund dated December 30, 1994, as supplemented by Prospectus Supplements dated May 25, 1995, July 10, 1995, July 15, 1995, and July 20, 1995, is
          incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS


                                                                          PAGE

ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   19

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   22

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   29

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   36

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   43

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   51

ADDITIONAL INFORMATION ABOUT SMITH BARNEY FLORIDA MUNICIPALS FUND AND
     SMITH BARNEY MUNI FUNDS  . . . . . . . . . . . . . . . . . . . . . .   54

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   55

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   55

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   57

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   57


EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1

                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated October 26, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- Florida Portfolio for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney Florida Municipals Fund for the fiscal year ended October 31, 1994.

     4. Semi-Annual Report of Smith Barney Florida Municipals Fund for the six-month period ended April 30, 1995.

     5.  Pro Forma Financial Statements.

                                  FEE TABLES

          Following are tables showing current costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES




                                                                       Acquired               Acquiring
                                                                         Fund                   Fund               Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a percentage of
    offering price)  . . . . . . . . . . . . . . . . . . . . .              4.00%                   4.00%               4.00%

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . . . . .               None*                  None*               None*

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . . . .              0.50%****               0.45%                0.50%*****
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . . . .              0.15                    0.15******           0.15
    Other expenses
        after expense reimbursement)**  . . . . . . . . . . .               0.28                    0.09                 0.08

 Total Operating Expenses  . . . . . . . . . . . . . . . . . .              0.98%                   0.69%                0.73%




* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** The Manager has voluntarily reimbursed the Acquired Fund for 0.17% of its "other expenses" with respect to Class A shares. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. Had the Manager not reimbursed the Acquired Fund for such expenses, "other expenses" and "total operating expenses" for Class A shares would have been 0.45% and 1.15%, respectively, of the average daily net assets of the Acquired Fund. "Other expenses" for Class A shares of the Acquired Fund are based on expenses for the six-month period ended April 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. See "Reasons for the Reorganization."


****** 12b-1 fees for the fiscal year ended March 31, 1995 have been restated to reflect the annualized level of 12b-1 fees currently authorized to be paid. 12b-1 fees were instituted by the Acquiring Fund in November 1994.


CLASS B SHARES




                                                                     Acquired                Acquiring
                                                                       Fund                    Fund                Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering price) . . . . . . . . . . . .                None                   None                    None

     Maximum CDSC (as a percentage of original cost or
     redemption proceeds, whichever is lower)  . . . . . .                 4.50%                  4.50%                  4.50%

 Annual Operating Expenses
     (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . .                 0.55%****              0.45%                  0.50*****
    12b-1 fees*  . . . . . . . . . . . . . . . . . . . . .                 0.65%                  0.65%                  0.65%
    Other expenses
        (after expense reimbursement)**  . . . . . . . . .                 0.28                   0.10                   0.09

 Total Operating Expenses  . . . . . . . . . . . . . . . .                 1.48%                  1.20%                  1.24%




* Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

** The Manager has voluntarily reimbursed the Acquired Fund for 0.17% of its "other expenses" with respect to Class B shares. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. Had the Manager not reimbursed the Acquired Fund for such expenses, "other expenses" and "total operating expenses" for Class B shares would have been 0.45% and 1.65%, respectively, of the average daily net assets of the Acquired Fund. "Other expenses" for Class B shares of the Acquired Fund are based on expenses for the six-month period ended April 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. See "Reasons for the Reorganization."

CLASS C SHARES





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering price) . . . . . . . . . . . .            None                      None                   None

     Maximum CDSC (as a percentage of original cost or
     redemption proceeds,
         whichever is lower) . . . . . . . . . . . . . . .             1.00%                    1.00%                   1.00%

 Annual Operating Expenses
     (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .             0.55%****                0.45%                   0.50%*****
     12b-1 fees* . . . . . . . . . . . . . . . . . . . . .             0.70                     0.70                    0.70
     Other expenses
           (after expense reimbursement)** . . . . . . . .             0.32                     0.10                    0.09

 Total Operating Expenses  . . . . . . . . . . . . . . . .             1.57%                    1.25%                   1.29%




* Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

** The Manager has voluntarily reimbursed the Acquired Fund for 0.16% of its "other expenses" with respect to Class C shares. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. Had the Manager not reimbursed the Acquired Fund for such expenses, "other expenses" and "total operating expenses" for Class C shares would have been 0.48% and 1.73%, respectively, of the average daily net assets of the Acquired Fund. "Other expenses" for Class C shares of the Acquired Fund are based on expenses for the six-month period ended April 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995

***                 The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the
                    Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.



































































*****               Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily
                    net assets.  See "Reasons for the Reorganization."


CLASS Y SHARES




                                                                    Acquired              Acquiring
                                                                      Fund                   Fund                 Pro Forma**

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of             offering price)  . . . . . .
                                                                      None                   None                   None

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . . .
                                                                         None                   None                   None
 Annual Operating Expenses
    (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .            0.55%***                 0.45%                0.50%****
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . .            0.00                     0.00                 0.00
    Other expenses
        (after expense reimbursement)* . . . . . . . . . .            0.28                     0.08                 0.08

 Total Operating Expenses  . . . . . . . . . . . . . . . .            0.83%                    0.53%                0.58%




* The "other expenses" for Class Y shares of the Acquired Fund are based on expenses incurred by Class A shares of the Acquired Fund for the six-month period ended April 30, 1995 (including expense reimbursements) because no Class Y shares of the Acquired Fund had been sold as of such date. The Manager has voluntarily reimbursed the Acquired Fund for 0.17% of its "other expenses" for Class A shares.
                    This has the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. Had the Manager not reimbursed the Acquired Fund for such expenses, "other expenses" for Class A shares would have been 0.45% of the average daily net assets of the Acquired Fund. "Other expenses" for Class Y shares of the Acquiring Fund have been estimated because no Class Y shares of the Acquiring Fund had been sold during the fiscal year ended March 31, 1995. Pro forma financial figures are based on estimated amounts for the fiscal year ended March 31, 1995.

** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

*** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

**** Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. See "Reasons for the Reorganization."

Examples

          The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.





                                                              1 Year              3 Years           5 Years          10 Years*

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .             $50               $70               $92                $155
    Acquiring Fund . . . . . . . . . . . . . . . . .              47                63                77                 122
    Pro Forma  . . . . . . . . . . . . . . . . . . .              47                62                79                 127

 Class B
    Acquired Fund  . . . . . . . . . . . . . . . . .             $60               $77               $91                $163
    Acquiring Fund . . . . . . . . . . . . . . . . .              57                68                76                 131
    Pro Forma  . . . . . . . . . . . . . . . . . . .              58                69                78                 136

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .             $26               $50               $86                $187
    Acquiring Fund . . . . . . . . . . . . . . . . .              23                40                69                 151
    Pro Forma  . . . . . . . . . . . . . . . . . . .              23                41                71                 156

 Class Y
    Acquired Fund  . . . . . . . . . . . . . . . . .             $8                $26               $46                $103
    Acquiring Fund . . . . . . . . . . . . . . . . .              5                 17                30                  66
    Pro Forma  . . . . . . . . . . . . . . . . . . .              6                 19                32                  73





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.



An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:




                                                            1 Year              3 Years           5 Years           10 Years*

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .           $50                $70               $92                  $155
      Acquiring Fund . . . . . . . . . . . . . . .            47                 61                77                   122
      Pro Forma  . . . . . . . . . . . . . . . . .            47                 62                79                   127

 Class B
      Acquired Fund  . . . . . . . . . . . . . . .           $15                $47               $81                  $163
      Acquiring Fund . . . . . . . . . . . . . . .            12                 38                66                   131
      Pro Forma  . . . . . . . . . . . . . . . . .            13                 39                68                   136

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .           $16                $50               $86                  $187
      Acquiring Fund . . . . . . . . . . . . . . .            13                 40                69                   151
      Pro Forma  . . . . . . . . . . . . . . . . .            13                 41                71                   156

 Class Y
      Acquired Fund  . . . . . . . . . . . . . . .           $8                 $26               $46                  $103
      Acquiring Fund . . . . . . . . . . . . . . .            5                  17                30                    66
      Pro Forma  . . . . . . . . . . . . . . . . .            6                  19                32                    73




* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

     The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

          THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED JULY 31, 1995, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED OCTOBER 2, 1995, AND THE PROSPECTUS OF THE ACQUIRED FUND DATED DECEMBER 30, 1994, AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED MAY 25, 1995, JULY 10, 1995, JULY 15, 1995 AND JULY 20, 1995.

          PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to Smith Barney Muni Funds on behalf of the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A, Class B or Class C shares of the Acquired Fund will receive Class A, Class B or Class C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of the Acquired Fund, including the Trustees of the Acquired Fund who are not "interested persons" (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Trustees of Smith Barney Muni Funds has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."

          TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          INVESTMENT OBJECTIVES AND POLICIES. The Acquiring Fund and the Acquired Fund have generally similar investment objectives, policies and restrictions. The Acquired Fund is an open-end, non-diversified management investment company whose investment objective is to provide investors with as a high a level of dividend income exempt from federal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes as is consistent with prudent investing. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 4.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of such Fund offered by Smith Barney held by such person and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of either Fund, which when combined with current holdings of such Fund's Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class B and Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. In addition, Class Y shares of both Funds are sold without an initial sales charge or CDSC, and are available only to investors meeting an initial investment minimum of $5,000,000. As of September 25, 1995 (the "Record Date"), no Class Y shares of the Acquired Fund had been sold. In addition, the Acquired Fund is authorized to issue a fifth class of shares, Class Z shares, exclusively for sale to tax-exempt employee benefit and retirement plans of Smith Barney and to certain unit investment trusts sponsored by Smith Barney or any of its affiliates. As of the date hereof, the Acquired Fund has not sold any Class Z shares. The Acquiring Fund does not offer Class Z shares.

          Class A shares and Class Y shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class B shares of both Funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 4.50% of the lower of original cost or redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged therefor. Class B shares of the Funds that are exchanged for Class B shares of other Smith Barney Mutual Funds imposing a higher CDSC will be subject to the higher applicable CDSC. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          DIVIDENDS. Dividends of substantially all of each Fund's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

          SHAREHOLDER VOTING RIGHTS. The Acquired Fund and Smith Barney Muni Funds are both registered with the SEC as open-end, non-diversified management investment companies. The Acquired Fund is a Massachusetts business trust having a Board of Trustees. The Acquiring Fund is a separate series of Smith Barney Muni Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees of a Fund holding office has been elected by shareholders of the respective Fund. At that time, the Trustees in each Fund then in office will call a shareholders' meeting for the election of Trustees.

          In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

          For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."


                                 RISK FACTORS

          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with investing in a managed portfolio of municipal securities, primarily those of Florida issuers. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund, certain of which are also applicable to the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund, and where applicable, by the Acquired Fund, are described herein under "Comparison of Investment Objectives and Policies."

Risk Factors Affecting Florida

          Florida municipal obligations may be adversely affected by political and economic conditions and developments within the State of Florida. Population growth in Florida since 1982 has been increasing approximately 2.5% annually. The state's current population, estimated at 13.5 million, is the fourth highest in the nation. Services and trade continue to be the largest employment and earning sectors reflecting the tourist element of the economy as well as growth in these activities to meet the needs of Florida's expanding population. Florida has taken the lead among U.S. states with a long-term comprehensive growth management plan for local governments. The plan should enhance economic development by keeping growth in line with developing resources and costs.

Risk and Investment Considerations

          The ability of each Fund to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in purchasing municipal obligations whose issuers have the continuing ability to meet their obligations for the payment of interest and principal when due.
The ability to achieve a high level of income is dependent on the yields of the securities in a Fund's portfolio, which are the product of factors such as general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligations and the rating of the issue.
Changes in the market value of portfolio securities will not affect interest income derived from those securities but will affect the Acquiring Fund's net asset value. Since the Acquiring Fund's objective is to provide high current income, it will invest in municipal obligations with an emphasis on income rather than stability of net asset values.

          Each Fund is classified as a non-diversified investment company under the 1940 Act, which means that neither Fund is limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. A Fund's assumption of large positions in the obligation of a small number of issuers may cause such Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

          There are several risks in connection with the use of certain portfolio strategies by the Acquiring Fund, and when applicable, by the Acquired Fund. These portfolio strategies include purchasing when-issued securities and municipal bond index futures contracts. See "Comparison of Investment Objectives and Policies."


                        REASONS FOR THE REORGANIZATION

          The Board of Trustees of the Acquired Fund has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser, distributor and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.


          Among the factors considered by the Board of Trustees of the Acquired Fund was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that, with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups had been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney mutual fund complex. The Board of Trustees of the Acquired Fund was presented with information indicating that investors have been and will continue to be confused in the face of similar Florida municipal bond funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have different portfolio managers, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with operational and shareholder services issues, including, (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) investor confusion associated with offering similar funds that provide differing yields. The Board also considered that no sales charges would be imposed in effecting the Reorganization and the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives.

          Information regarding the operating expenses of the Acquiring Fund and the Acquired Fund reflecting expenses of the Acquiring Fund for the fiscal year ended March 31, 1995, and expenses of the Acquired Fund for the six-month period ended April 30, 1995, is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, and assuming the same level of assets of the combined fund after the Reorganization as on March 31, 1995, it is estimated that Class A, Class B and Class C shareholders of the Acquired Fund should experience a 0.25%, 0.24% and 0.28% decrease in total operating expenses after giving effect to expense reimbursements currently in effect (a 0.42%, 0.41% and 0.44% decrease before expense reimbursement), resulting from a 0.05% decrease in management fees paid to the Manager accompanied by a 0.20%, 0.19% and 0.23% decrease in other operating expenses after giving effect to expense reimbursements (a 0.37%, 0.36% and 0.39% decrease before expense reimbursement). The Manager has voluntarily reimbursed the Acquired Fund for 0.17%, 0.17% and 0.16% of its operating expenses with respect to Class A, Class B and Class C shares, respectively. This expense reimbursement had the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. There is no guaranty that the Manager will continue to reimburse the Acquired Fund for a portion of its operating expenses.

          At its July 19, 1995 meeting, the Board of Trustees of the Acquired Fund was presented by the Manager with more current information, reflecting operating expenses as of April 30, 1995, which took into account the effects of various changes in operating expenses applicable to the Funds, such as changes in certain transfer agency expenses. The Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, Class A, Class B and Class C shareholders of the Acquired Fund should respectively experience a 0.26%, 0.25% and 0.29% decrease in total operating expenses after giving effect to expense reimbursements currently in effect (a 0.43%, 0.42% and 0.45% decrease before expense reimbursement), resulting from a 0.05% decrease in management fees paid to the Manager accompanied by a 0.21%, 0.20% and 0.24% decrease in other operating expenses after giving effect to expense reimbursements (a 0.38%, 0.37% and 0.40% decrease before expense reimbursement). The Manager has voluntarily reimbursed the Acquired Fund for 0.17%, 0.17% and 0.16% of its operating expenses with respect to Class A, Class B and Class C shares, respectively. This expense reimbursement had the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. The Board recognized that there is no guaranty that the Manager will continue to reimburse the Acquired Fund for a portion of its operating expenses. The pro forma total operating expenses considered by the Board are identical to the pro forma total operating expenses included under the caption "Fee Tables" in this Prospectus/Proxy Statement.

         The Board also considered, among other things, the impact of the decreased operating expenses on the Acquired Fund's shareholders, the nature and quality of services provided to shareholders, including performance, the impact of economies of scale and comparative fee structures. The Board was presented with information illustrating that the pro forma management fee to be paid by the combined fund following the Reorganization would be lower than the average management fee paid by the Florida municipal funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper Florida Muni Average") with respect to front-end load shares (which are comparable to Class A shares of the Funds) as of April 30, 1995 (without giving effect to management fee waivers and expense reimbursements), and that while the pro forma total operating expenses of the combined fund following the Reorganization would be higher than the Lipper Florida

Muni Average, the pro forma total operating expenses of the combined fund following the Reorganization would actually be lower than the Lipper Florida Muni Average before fee waivers and expense reimbursements. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.

          In light of the foregoing, the Board of Trustees of the Acquired Fund, including the Independent Trustees, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Trustees has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Trustees of Smith Barney Muni Funds has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. The Board of Trustees was presented with information that indicated that investors have been and will continue to be confused in the face of similar Florida municipal bond funds managed by the same adviser. The Board was presented with information to the effect that, with two different funds, Smith Barney experienced: (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) client confusion associated with offering
similar funds that provide differing yields.   Based upon the information
regarding the operating expenses of the Acquiring Fund and the Acquired Fund reflecting expenses of the Acquiring Fund for the fiscal year ended March 31, 1995, and expenses of the Acquired Fund for the six-month period ended April 30, 1995, that is included under the caption "Fee Tables" in this Prospectus/Proxy Statement, and, assuming the same level of assets for the combined fund after the Reorganization, Class A, Class B, Class C and Class Y shares of the Acquiring Fund would each experience a 0.05% increase in management fees, accompanied by a 0.01% decrease in other operating expenses with respect to Class A, Class B and Class C shares. This is estimated to result in total operating expenses of 0.73%, 1.24%, 1.29% and 0.58% of average daily net assets with respect to Class A, Class B, Class C and Class Y shares of the combined fund, respectively. At its June 7, 1995 meeting, the Board of Trustees of the Acquiring Fund was presented by the Manager with more current information, reflecting operating expenses as of April 30, 1995, which took into account the effects of various changes in operating expenses applicable to the Funds, such as changes in certain transfer agency expenses. The Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, Class A, Class B and Class C shareholders of the Acquired Fund should respectively experience a 0.04%, 0.03% and 0.03% increase in total operating expenses. The Board of Trustees recognized that operating expenses before management fees for the Acquiring Fund should decrease by 0.01%, 0.02% and 0.02% of average daily net assets with respect to Class A, Class B and Class C shares of the Acquiring Fund, respectively. However, data prepared for the Board also indicated that, Class A, Class B and Class C shares of the Acquiring Fund would each experience a 0.05% increase in management fees, which is estimated to result in total operating expenses of 0.73%, 1.24% and 1.29% of average daily net assets with respect to Class A, Class B and Class C shares of the Acquiring Fund, respectively.

          The Board of Trustees was informed that the Reorganization was one of a number of proposed reorganizations involving Smith Barney Muni Funds and other municipal bond funds within the Smith Barney mutual fund complex. In connection with these reorganizations, it has been proposed that the surviving fund's management fee be either increased or decreased, as the case may be, to 0.50% of such fund's average daily net assets. The Board members were also informed that the pro forma total operating expenses for the combined fund would be consistent with the reorganizations involving the other series of Smith Barney Muni Funds, and that the pro forma management fee would be lower than the Lipper Florida Muni Average (without giving effect to management fee waivers and expense reimbursements). The Board of Trustees was further informed that the Reorganization would increase the size of the Acquiring Fund by approximately 50%, and considered that such an increase could in the long-term help to stabilize the Acquiring Fund's operating expenses and contribute to economies of operation. The Board of Trustees also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Trustees, including a majority of the independent Trustees, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.

          The Board of Trustees of Smith Barney Muni Funds has approved, and intends to submit to shareholders of the Acquiring Fund, a proposal to adopt a new management agreement which, if approved by shareholders, would increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. In the event that the proposed new management agreement is not approved by shareholders of the Acquiring Fund, Smith Barney Muni Funds, on behalf of the Acquiring Fund, will consider the various alternatives available to it, including postponing the consummation of the Reorganization until such time as it determines that a satisfactory new management agreement has been approved or such time as it determines not to seek approval of a new management agreement.




                     INFORMATION ABOUT THE REORGANIZATION

          PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that

Smith Barney Muni Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund on November 17, 1995 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A, Class B and Class C shares of the Acquiring Fund to be issued to the Acquired Fund's shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A, Class B and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable period ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (i) by mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund, and the Acquired Fund, (ii) by Smith Barney Muni Funds on behalf of the Acquiring Fund, in the event that the Acquired Fund shall, or the Acquired Fund in the event that Smith Barney Muni Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or (iii) by Smith Barney Muni Funds on behalf of the Acquired Fund, or by the Acquiring Fund, if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon , as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Acquired Fund. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Trustees of the Acquired Fund will consider other possible courses of action available to it.

          DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of beneficial interest of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, Smith Barney Muni Funds on behalf of the Acquiring Fund and the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquired Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of September 25, 1995, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.





                                                  Smith Barney Florida     Smith Barney Muni Funds -          Pro Forma for
                                                     Municipals Fund          Florida Portfolio             Reorganization
                                                       (Unaudited)                (Unaudited)                  (Unaudited)


                                                                     (In thousands, except per share values)
 Class A Shares

 Net assets  . . . . . . . . . . . . . . . . .         $16,649                     $106,655                      $123,304
 Net asset value per share . . . . . . . . . .         $ 10.00                     $  13.18                      $  13.18
 Shares outstanding  . . . . . . . . . . . . .           1,665                        8,091                         9,354

 Class B Shares

 Net assets  . . . . . . . . . . . . . . . . .         $36,077                      $ 3,924                       $40,001
 Net asset value per share . . . . . . . . . .         $  9.99                      $ 13.17                       $ 13.17
 Shares outstanding  . . . . . . . . . . . . .           3,611                          298                         3,037

 Class C Shares

 Net assets  . . . . . . . . . . . . . . . . .          $   70                      $ 2,317                       $ 2,387
 Net asset value per share . . . . . . . . . .          $ 9.99                      $ 13.17                       $ 13.17
 Shares outstanding  . . . . . . . . . . . . .               7                          176                           181

 Class Y Shares

 Net assets  . . . . . . . . . . . . . . . . .             $ 0                      $ 4,972                       $ 4,972
 Net asset value per share . . . . . . . . . .             $ 0                      $ 13.18                       $ 13.18
 Shares outstanding  . . . . . . . . . . . . .               0                          377                           377

 Class Z Shares
 Net assets  . . . . . . . . . . . . . . . . .             $ 0                         N/A                         N/A
 Net asset value per share . . . . . . . . . .             $ 0                         N/A                         N/A
 Shares outstanding  . . . . . . . . . . . . .               0                         N/A                         N/A


          As of September 25, 1995 (the "Record Date"), there were 8,090,532 outstanding Class A shares, 298,017 outstanding Class B shares, 175,957 outstanding Class C shares and 376,790 outstanding Class Y shares of the Acquiring Fund, and 1,665,499 outstanding Class A shares, 3,610,569 outstanding Class B shares, 6,965 outstanding Class C shares and no outstanding Class Y shares or Class Z shares of the Acquired Fund. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. To the best knowledge of the Trustees of Smith Barney Muni Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund. As of the Record Date, the officers and Trustees of the Acquired Fund beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. Except as set forth in the table below, to the best knowledge of the Trustees of the Acquired Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund.




                                                                                                    Percentage of
                                                                                                     Class Owned
                                                                                                      of Record
                                                                                                   or Beneficially


                    Name and                                   Fund                                       Upon Consummation of the
                     Address                                 and Class            As of the Record Date        Reorganization

 Thompson V. Vanhyning TTEE                                Acquired Fund                      61.89%             *
 FBO Thompson V. Vanhyning Trust                              Class C
 U/A/D 12/14/88
 P.O. Box 4018
 Ocala, FL  34478

 Dominick P. Pernice                                       Acquired Fund                      30.68              *
 Dorothy M. Pernice JTWROS                                    Class C
 1272 Rt. 3
 Morrisonville, NY 12962

 Leo J. Zuranski and                                       Acquired Fund                       7.43              *
 Dorothy C. Zuranski, Co - TTEES                              Class C
 FBO Leo J. Zuranski
 U/A/D 3/27/90
 285 S.W. Kenwood Rd.
 Port St. Lucie, FL  34953

 The E.G. Rosenblatt Living Trust                         Acquiring Fund                       7.71               7.48%
 E.G. Rosenblatt, TTEE                                        Class A
 2295 South Ocean Blvd.
 Palm Beach, FL  33480


















                                                           Acquiring Fund                       5.69             *
                                                              Class A
 Norman S. Jaffe and
 Ann L. Jaffe, TTEES
 Norman S. Jaffe and Ann L. Jaffee
 Revoc. Trust U/A/D 6/10/90
 5200 North Bay Road
 Miami Beach, FL  33140

 Blanche Kaplan                                           Acquiring Fund                       5.06              *
 6039 Collins Avenue                                          Class A
 Miami, FL  33140

 Sari Galan                                               Acquiring Fund                       6.51                6.32
 49-14 Skyline Blvd.                                          Class C
 Cape Coral, FL  33914

 Benjamin S. Lowenstein                                   Acquiring Fund                       5.71                5.54
 Eleanor S. Lowenstein, TTEES                                 Class C
 UDT DTD 3/2/84
 198 Northwest 67th St.
 Boca Raton, FL  33487

 Phyllis L. O'Neil                                        Acquiring Fund                       5.46                 5.30
 341 Alexander Palm Road                                      Class C
 Boca Raton, FL  33432

 Breed Technologies Inc.                                  Acquiring Fund                     100.00               100.00
 Attn:  Jackie Britt                                          Class Y
 P.O. Box 33050
 Lakeland, FL  33807

____________
* Less than 1.00%



                     INFORMATION ABOUT THE ACQUIRING FUND

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH MARCH 31, 1995).

Market and Economic Overview

     Since management's last report to shareholders in November 1994, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

     The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Federal Reserve Board since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail prices, and retail
sales.   Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

     Late in April 1995, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In management's opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

     Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issues volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The Florida Economy

     Strong service and trade sectors continue to be the driving force behind Florida's rapid economic growth. Florida's economy continues to broaden and diversify with substantial activity in the insurance, banking and export markets in addition to its traditional base of agriculture and tourism. As of March 31, 1995, the state was rated double-A by both Moody's and Standard & Poor's with a stable outlook.

Florida Portfolio

     The Florida Portfolio had a total return of 6.77% (Class A shares) for the fiscal year ended March 31, 1995. This return compares favorably with the 6.67% average total return for all Florida municipal bond funds over the same period, as reported by Lipper Analytical Services.

     Longer-term performance of the Portfolio continues to be excellent relative to its peers. The Portfolio's three-year cumulative total return (excluding sales charge) of 25.28% (Class A Shares) substantially outperformed the average cumulative total return of 23.78% for all Florida municipal bond funds in the Lipper survey for the period ended March 31, 1995. It should be noted that this strong showing over the last three years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

     While management generally has a positive outlook for the fixed-income markets, the size of the rally experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. Management also believes that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments. In light of this viewpoint, management is maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. Management is retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, management is also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. Management is replacing such issues with bonds that have similar stated maturities but greater call protection.


     Management's Update (through September 13, 1995).

     The fixed-income markets have been rallying in recent weeks in response to economic reports pointing to slower growth and lower inflation. This rally has pushed the yield on the benchmark 30-year Treasury bond to the low end of the 6.5% to 7% range, where it has been trading over the last several months. After significantly underperforming Treasuries during the strong rally earlier in the year, long-term municipals have kept pace with 30-year Treasuries as reflected in the movement in the yield of The Bond Buyer's 25 Revenue Bond Index to 6.16% from its recent peak of 6.44% reached in mid-August. However, municipal bonds are still quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. The primary reason for this historically high taxable/tax-exempt yield ratio is investor concern over the potential impact of various highly publicized "flat tax" proposals discussed in management's last report to shareholders. At these levels management believes that all but the most radical tax reform proposals have been more than fully discounted, and that long-term municipals represent excellent value.

     While inflation remains quite subdued, and management does not expect it to accelerate meaningfully from current levels, in management's opinion, any sign of a rebound in economic activity is likely to result in a move to higher interest rates over the near term. Management intends to retain most of the Fund's more defensive high-coupon issues for income purposes but will have a bias toward putting new cash flows to work in non-callable and lower-coupon bonds in what it believes will be a positive environment for fixed-income investments over the longer term.

The Florida Economy

     Florida's recovery is among the strongest regionally, as well as nationally. Growth in services, construction, and trade contributed to a 5% employment increase from 1993 to 1995. Florida enjoys a sound financial position, characterized by healthy reserves and strong management controls and also has moderate debt levels. The state is rated double-A by both Moody's and Standard & Poor's with a stable outlook from S&P.

Smith Barney Muni Funds -- Florida Portfolio


 Historical Performance    Class A Shares


                                               Net Asset Value
                                       Beginning               End           Income           Capital Gains            Total
 Year Ended                             of Year              of Year        Dividends         Distributions          Returns(1)

 3/31/95                               $12.82                 $12.89          $0.76                $0.00               6.77%
 3/31/94                                13.21                  12.82           0.77                 0.00               2.75
 3/31/93                                12.32                  13.21           0.80                 0.01              14.21

 Inception* - 3/31/92                   12.00                  12.32           0.70                 0.00               8.70

 Total                                                                        $3.03                $0.01






 Historical Performance    Class B Shares

                                          Net Asset Value

                                Beginning               End                Income           Capital Gains            Total
 Year Ended                      of Year              of Year             Dividends         Distributions          Returns(1)

 Inception* - 3/31/95             $11.91                $12.89             $0.29                $0.00               10.77%






 Historical Performance    Class C Shares

                                          Net Asset Value

                                Beginning               End                Income           Capital Gains            Total
 Year Ended                      of Year              of Year             Dividends         Distributions          Returns(1)
 3/31/95                         $12.81                $12.89             $0.67                $0.00                6.12%
 3/31/94                          13.20                 12.81              0.68                 0.00                2.05

 Inception* - 3/31/93             12.86                 13.20              0.18                 0.00                4.05
 Total                                                                    $1.53                $0.00






     It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds -- Florida Portfolio


 Average Annual Total Return


                                                                                        Without Sales Charge(1)
                                                                           Class A             Class B         Class C

 Year Ended 3/31/95                                                              6.77%           N/A            6.12%

 Inception* through 3/31/95                                                      8.03          10.77%           5.50

                                                                                          With Sales Charge(2)
                                                                           Class A             Class B           Class C

 Year Ended 3/31/95                                                              2.53%           N/A              5.12%

 Inception* through 3/31/95                                                      6.93            6.27%            5.50





 Cumulative Total Return

                                                                                        Without Sales Charge(1)

 Class A (Inception* through 3/31/95)                                                         36.16%
 Class B (Inception* through 3/31/95)                                                         10.77
 Class C (Inception* through 3/31/95)                                                         12.69


(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, Class B and Class C shares are April 2, 1991, November 16, 1994 and January 5, 1993, respectively.

                         Growth of $10,000 Invested in
                    Class A Shares of Florida Portfolio vs.
                            Lehman Long Bond Index*
                                  (unaudited)


                            April 1991 - March 1995

                    Description of Mountain Chart - Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on April 2, 1991 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Long Bond Index. The plot points used to draw the line graphs were as follows:



                                           Growth of $10,000 Investment in               Growth of $10,000 Investment in
              Month Ended                        Class A Shares                                Lehman Long Bond Index


                 4/2/91                             9,600.00                                   10,000.00
                   3/92                            10,409.59                                   11,138.77
                   3/93                            11,857.00                                   12,768.26
                   3/94                            12,156.30                                   12,914.69
                   3/95                            12,961.00                                   14,080.80




* Hypothetical illustration of $10,000 invested in Class A shares at inception on April 2, 1991, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund.
     The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                      INFORMATION ABOUT THE ACQUIRED FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH OCTOBER 31, 1994).

          During the past twelve months ended October 31, 1994, in response to declining prices for municipal bonds, the Fund's net asset value for Class A and Class B shares declined to $9.24 from $10.53 per share. Investors owning Class A shares received income distributions of $0.51 per share; investors owning Class B shares received income distributions of $0.46 per share. The total return for this period was (7.31)% for Class A shares and (7.76)% for Class B shares.

          The year 1994 has produced a difficult investment climate for the fixed-income investor as fear of an economic expansion and, by implication, the threat of inflation have gripped both the global and domestic bond markets. In an effort to combat inflation, the Federal Reserve raised interest rates six times through October 31, 1994. This rise in interest rates has led to a bond market characterized by pessimism and selling pressures, and consequently lower prices for most fixed-income securities. From management's perspective, however, trends presently aligning themselves in the bond markets should provide positive developments for the debt markets in general, and tax-exempt securities in particular.

          When the markets become convinced that the Federal Reserve will do what is necessary to slow economic growth, volatility should lessen and bond prices should stabilize. This outcome becomes more likely as the Federal Reserve raises short-term interest rates. Furthermore, as the Federal Reserve increases interest rates, the dollar should strengthen, which would heighten the appeal of domestic debt instruments to foreign investors, thereby providing additional support to domestic markets. Management's is also of the opinion that since the fall election cycle is completed, the markets will benefit from a clearer knowledge of the political makeup and fiscal direction of the Federal government.

          The tax-exempt market should continue to benefit from higher federal tax rates and a lack of new debt issuance, both of which heighten the value and appeal of quality tax-exempt income. On a state level, management believes that further tax increases will be forthcoming. Increased costs for education, social services, prison reform and overall infrastructure needs may force the legislature to raise taxes. Florida also assesses a significant intangibles tax on all residents' out of state municipal holdings, which increases the value of in-state municipal paper to Florida residents.

          Management has maintained a high quality portfolio and believe that the best quality municipal are at increasingly attractive valuation levels as a percentage of treasuries and should outperform on a relative basis going forward. Management believes that the

Fund is well positioned to provide its investors with high tax-exempt income at below average volatility and risk.


          Management's Update (through September 20, 1995).

Economic Overview

          While the Orange County, California bankruptcy crisis remains a lingering concern to investors, management believes that over the last six months, tax reform has emerged as the major factor behind periodic weakness in the tax-exempt market. The most publicized of several tax-reform proposals currently circulating on Capitol Hill would reduce the value of tax-exempt investments along with home mortgage interest and state and local tax deductions. Management emphasizes that this and other plans are only proposals, and real legislative action is still probably several years away.

          Although the performance of tax-exempt investments has been excellent so far in 1995 relative to last year's poor results, tax-reform concerns, along with competition from a strong equity market, have caused municipal bonds to underperform other fixed-income securities in recent months. Municipal bonds are now quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. At these levels, management believes that tax-exempt investors are being compensated for any tax-reform plans that might be implemented in the next two to three years.

          During the last three to four months, interest rates have stayed within a 25-basis point trading range, as the Federal Reserve Board's tight monetary policy slowed economic growth. In July, the Fed began to reverse its policy, and lowered the federal funds rate by one-quarter percentage point from 6% to 5.75% in an effort to stimulate growth. Management expects that the Fed will probably lower rates again some time in the fourth quarter.

Update on the State of Florida

          The market for Florida tax-exempt bonds has remained active with many new issues available. Demand from Florida's knowledgeable retail clients who are seeking tax-free income is also strong, especially for higher-quality bonds with 10-year call provisions. Management expects that due to large bond issuance not only by the state, but also by local governments with the need to improve infrastructure, some downward price adjustment will occur in the short term. Management views this, however, as an opportunity to purchase issues at a level that represents real value to the Fund's shareholders. Florida currently carries an Aa rating from Moody's Investors Service and an AA rating from Standard & Poor's Corporation.



 Smith Barney Florida Municipals Fund


 Historical Performance    Class A Shares
   Year Ended October 31                Net Asset Value                Capital Gains Paid     Dividends Paid       Total Return*
                                   Beginning           Ending

         11/6/92-                    $9.55                $10.53                 $0.04                 $0.49          16.07%
         10/31/93

           1994                      10.53                   9.24                 0.03                  0.52          (7.31)

 Total                                                                           $0.07                 $1.01

 Cumulative Total Return - (11/6/92 through 10/31/94)                                                                  7.59%



 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front- end sales charge (maximum 4.50%).


    THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY AND CAPITAL GAINS, IF ANY, ANNUALLY.



 Average Annual Total Return**    Class A Shares


                                                                Without Sales Charge                   With Sales Charge***
                                                        Without Fee Waiver  With Fee Waiver      Without Fee      With Fee Waiver
                                                                                                   Waiver

 Year Ended 10/31/94                                         (7.59)%            (7.31)%           (11.75)%           (11.48)%

 Inception (11/6/92) through 10/31/94                         3.37%              3.75%              1.00%              1.38%




 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value. The Fund's investment manager and administrator waived investment advisory and administration fees from November 6, 1992 to October 31, 1994. The Fund's average annual rate of return would have been lower were not the waivers in effect.

*** Average annual total return figures shown assume the deduction of the maximum 4.50% sales charge.

    Note: The Fund commenced operations on November 6, 1992. Class A shares were subject to a maximum 4.50% front-end sales charge and annual service fee of 0.15% of the value of the average daily net assets attributable to that class. Effective November 7, 1994, the maximum front-end sales charge for Class A shares was reduced to 4.00%.

     GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF SMITH BARNEY FLORIDA
                MUNICIPALS FUND VS. LEHMAN MUNICIPAL BOND INDEX

                      NOVEMBER 6, 1992 - OCTOBER 31, 1994

                   Description of Mountain Chart -- Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 6, 1982 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                                Growth of $10,000
                                 Growth of $10,000              Investment in the
                Month           Invested in Class A             Lehman Municipal
                Ended           Shares of the Fund                 Bond Index
                10/92               $10,000                          $10,000
             11/05/92               $ 9,550                              --
                11/92               $ 9,721                          $10,179
                12/92               $ 9,846                          $10,361
                03/93               $10,263                          $10,972
                06/93               $10,680                          $11,026
                09/93               $11,068                          $11,459
                12/93               $11,179                          $11,509
                 3/94               $10,394                          $11,578
                 6/94               $10,482                          $11,299
                 9/94               $10,533                          $11,475
                10/94               $10,275                          $11,307



* Illustration of $10,000 invested in Class A shares on November 6, 1992 assuming deduction of the maximum 4.50% front-end sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through October 31, 1994.

  The Lehman Municipal Bond Index is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

  Index information is available at month-end only; therefore the closest month-end to inception date of the class has been used.

  Note: All figures cited here and on the previous page represent past performance of Class A shares and do not guarantee future results.



 Smith Barney Florida Municipals Fund


 Historical Performance    Class B Shares
 Year Ended                                        Net Asset Value              Capital Gains     Dividends Paid
 October 31                                   Beginning         Ending            Distributed                          Total Return*

 11/6/92-10/31/93                               $9.55            $10.53             $0.04            $0.44                15.52%

 1994                                           10.53              9.24              0.03             0.47                (7.76)

 Total                                                                              $0.07            $0.91

 Cumulative Total Return    (11/6/92 through 10/31/94)                                                                     6.55%



* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.



 Average Annual Total Return**    Class B Shares


                                                               Without CDSC                             With CDSC***

                                                     Without Fee        With Fee Waiver    Without Fee Waiver    With Fee Waiver
                                                       Waiver

 Year Ended 10/31/94                                   (8.04)%              (7.76)%             (11.98)%            (11.71)%

 Inception 11/6/92 through 10/31/94                     2.86%                3.25%                0.96%               1.34%


** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value. The Fund's investment advisor and administrator waived investment advisory and administration fees from November 6, 1992 to October 31, 1994. A shareholder's actual return during which waivers were in effect would be the higher of the two numbers shown.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC which is described in the Acquired Fund's prospectus.

     Note: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum 4.50% CDSC and service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

                GROWTH OF $10,000 INVESTED IN CLASS B SHARES OF
                   SMITH BARNEY FLORIDA MUNICIPALS FUND VS.
                          LEHMAN MUNICIPAL BOND INDEX

                      NOVEMBER 6, 1992 - OCTOBER 31, 1994

                   Description of Mountain Chart -- Class B

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 6, 1992 in Class B shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                          Growth of $10,000
                             Growth of $10,000            Investment in the
            Month           Invested in Class B          Lehman Municipal
            Ended           Shares of the Fund               Bond Index
            10/92                  --                          $10,000
           11/05/92            $10,000                               --
            11/92              $10,175                          $10,179
            12/92              $10,301                          $10,361
            03/93              $10,703                          $10,972
            06/93              $10,146                          $11,026
            09/93              $11,538                          $11,459
            12/93              $11,644                          $11,509
             3/94              $10,812                          $11,578
             6/94              $10,887                          $11,299
             9/94              $10,928                          $11,475
            10/94              $10,655**                        $11,307
            10/94              $10,268***


* Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming deduction of the maximum CDSC at the time of investment and reinvestment of dividends and capital gains at net asset value through October 31, 1994.

**                  Value does not assume deduction of applicable CDSC.

*** Value assumes deduction of applicable CDSC (assuming deduction on October 31, 1994).

The Lehman Municipal Bond Index is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.


          Performance information is not available for Class Y shares of the Acquired Fund because, as of the Record Date, no Class Y shares of the Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Fund's respective investment objective, policies and restrictions. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objective and Management Policies."

          INVESTMENT OBJECTIVE. The Acquiring Fund and the Acquired Fund have generally similar investment objectives. The Acquired Fund seeks to provide investors with as high a level of dividend income exempt from federal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund seeks to provide as high a level of income exempt from federal income taxes as is consistent with prudent investing. There can be no assurance that either Fund will be able to achieve its investment objective. Both the Acquiring Fund's and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.

          PRIMARY INVESTMENTS. The Acquired Fund operates subject to an investment policy providing that, under normal market conditions, it will invest at least 80% of its net assets in Florida municipal securities, which pay interest which is excluded from gross income for federal income tax purposes and which are exempt from the Florida intangible personal property tax. Municipal obligations are issued to raise money for a variety of public projects, such as health facilities, housing, airports, schools, highways and bridges. The Acquired Fund may invest up to 20% of its net assets in municipal securities of non-Florida municipal issuers, the interest on which is excluded from gross income for federal income tax purposes (not including the possible applicability of the federal alternative minimum tax), although it does not intend to do so. When the Manager believes that market conditions warrant adoption of a temporary defensive investment posture, the Acquiring Fund may invest without limit in non-Florida municipal issuers and in temporary investments as described below. The Acquiring Fund operates subject to a fundamental policy that under normal market conditions it will seek to invest 100% of its assets, and will invest not less than 80% of its assets, in municipal obligations the interest on which is exempt from federal income taxes (other than the alternative minimum tax) and not less than 65% of its assets in municipal obligations the interest on which is also exempt from the Florida intangibles taxes in the opinion of bond counsel to the issuers. The Acquiring Fund may invest up to 20% of its assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States ("U.S. government securities"), and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investment exceed Florida's municipal obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria.

          The Acquired Fund generally will invest at least 75% of its total assets in securities rated within the four highest categories of Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A, Baa), Standard & Poor's Corporation ("S&P") (AAA, AA, A, BBB), Fitch Investor Services, Inc. ("Fitch") (AAA, AA, A, BBB), or in unrated obligations of comparable quality. Unrated obligations will be considered to be of investment grade if deemed by the Manager to be comparable in quality to instruments so rated, or if other outstanding obligations of the issuers thereof are rated Baa or better by Moody's or BBB or better by S&P or Fitch. The balance of the Acquiring Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P or Fitch, or comparable unrated securities which are often referred to as "junk bonds." Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments.

          Municipal bonds purchased by the Acquiring Fund must, at the time of purchase, be investment grade municipal bonds and at least two-thirds of the Acquiring Fund's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Acquiring Fund may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as having an adequate capacity to pay interest and repay principal, is considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Acquiring Fund may invest. After the Acquiring Fund purchases a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Acquiring Fund's portfolio but the Manager will consider such an event in determining whether the Acquiring Fund should continue to hold the security. The Acquiring Fund's short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Acquired Fund may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Acquiring Fund may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Acquiring Fund. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

          Each Fund's average weighted maturity will vary from time to time based on the judgment of the Manager. The Acquired Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of purchase of between three and twenty years. The average maturity of the Acquiring Fund's bonds will typically range between five and thirty years.

          Each Fund may invest without limits in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that a Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on Florida municipal securities are a component of the "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax.

          Each of the Acquired Fund and Smith Barney Muni Funds is classified as a non-diversified investment company under the 1940 Act, which means that each Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. Each Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Code, which will relieve the Fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, each Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of such Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer.

          Florida Municipal Securities. The two principal classifications of Florida municipal securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Sizeable investments in such obligations could involve an increased risk to the Fund should any of such related facilities experience financial difficulties. In addition, certain types of private activity bonds issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term Florida municipal securities, provided the interest paid thereon qualifies as excluded from gross income for federal income tax purposes and as exempt from Florida intangible tax. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality.

          In attempting to achieve its investment objective, the Funds may employ, among others, the following portfolio strategies:

          When-Issued Securities. New issues of Florida municipal securities (and other tax-exempt obligations) frequently are offered on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline in value before this actual delivery to a Fund. Each Fund will establish a segregated account with the Fund's custodian consisting of cash, U.S. government securities or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued commitments. A Fund generally will make commitments to purchase Florida municipal securities (and other tax-exempt obligations) on a when-issued basis only with the intention of actually acquiring the securities, but the Fund may sell such securities before the delivery date if it is deemed advisable.

          Temporary Investments. Under normal market conditions, the Acquired Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when the

Manager believes that market conditions warrant, including when acceptable Florida municipal securities are unavailable, the Acquired Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. Tax-exempt securities eligible for short-term investment by the Acquired Fund under such circumstances are tax-exempt notes of municipal issuers having, at the time of purchase, a rating within the two highest grades of Moody's, S&P or Fitch or, if not rated, having an issue of outstanding debt securities rated within the two highest grades of Moody's, S&P or Fitch, and certain taxable short-term instruments having quality characteristics comparable to those for tax-exempt investments. Similarly, the Acquiring Fund may invest up to 20% of its assets in taxable fixed income securities, but only in U.S. government securities, and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investments exceed municipal obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria. To the extent a Fund holds Temporary Investments, it may not achieve its investment objective.

          Municipal Bond Index Futures Contracts and Options on Interest Rates Futures Contracts. The Acquired Fund may enter into municipal bond index and interest rate futures contracts and purchase and sell options on these futures contracts that are traded on a United States securities exchange or board of trade. Such investments, if any, by the Acquired Fund will be made solely for the purpose of hedging against the changes in the value of its portfolio securities and in the value of securities it intends to purchase due to anticipated changes in interest rates and market conditions and where the transactions are economically appropriate to the reduction of risks inherent in the management of the Acquired Fund. The Acquired Fund will not enter into any futures contracts or purchase options on futures contracts if, immediately thereafter, the aggregate initial margin deposits on all of the Acquired Fund's existing futures contracts and premiums paid for unexpired options on futures contracts to establish such position that are not bona fide hedging positions (as defined by the Commodities Futures Trading Commission) would exceed 5% of the value of the Acquired Fund's total assets, after taking into account unrealized profits and losses on any existing contracts. When the Acquired Fund enters into futures contracts to purchase an index or debt securities or purchases call options, an amount of cash, U.S. Government securities or other high grade debt securities equal to the market value of the contract will be deposited and maintained in a segregated account with the Acquired Fund's custodian to collateralize the positions, thereby insuring that the use of the contract is unleveraged. The Acquiring Fund may also invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposit on the Acquired Fund's net assets would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Acquiring Fund's securities.

          Lending of Portfolio Securities. The Acquired Fund has the ability to lend securities from its portfolio to brokers, dealers and other financial organizations. Such loans, if and when made, may not exceed 20% of the Acquiring Fund's total assets, taken at value. Loans of portfolio securities by the Fund will be collateralized by cash, letters of credit or U.S. government securities which are maintained at all times in an amount equal to at least 100% of the current market value (determined by marking to market daily) of the loaned securities. The Acquiring Fund does not have an expressed policy regarding the lending of portfolio securities.

          Illiquid Securities. The Acquired Fund will not invest more than 15% of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquiring Fund adheres to an operating policy of not investing more than 10% of the value of its net assets in illiquid securities.

          The Acquired Fund may also purchase municipal leases, floating and variable rate demand notes and bonds, tender option bonds, and custodial receipts. The Acquiring Fund does not have expressed policies regarding these types of investments.

          INVESTMENT RESTRICTIONS. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

          1. The Acquired Fund may not issue senior securities, as defined in the 1940 Act and the rules and orders thereunder, except insofar as the Acquiring Fund may be deemed to have issued senior securities by reason of borrowing money or purchasing securities on a when-issued or delayed-delivery basis, purchasing or selling futures contracts and options on futures contracts and other similar instruments, and issuing separate classes of shares. The Acquiring Fund does not have a similar investment restriction.

          2. The Acquired Fund may not invest more than 25% of its total assets in securities of issuers in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. Similarly, the Acquiring Fund may not invest more than 25% of its total assets taken at market value in any one industry, except that municipal obligations and securities of the U.S. government, its agencies and instrumentalities, and Florida municipal obligations are not considered an industry for purposes of this limitation.

          3. Neither Fund may borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the respective Fund's total assets (including, in the case of the Acquired Fund, the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of a Fund's total assets, such Fund will not make any additional investments. The Acquiring Fund is further prohibited from mortgaging or pledging its assets, except to secure borrowing permitted by the previous sentence.

          4. Neither Fund may make loans. For the Acquired Fund, this restriction does not apply to the purchase of the debt obligations in which the Fund may invest consistent with its investment objective and policies, repurchase agreements, and loans of its portfolio securities. For the Acquiring Fund, this restriction does not apply except to the extent the purchase of bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks, including the Acquiring Fund's custodian, may be considered loans.

          5. The Acquired Fund may not engage in the business of underwriting securities issued by other persons, except to the extent that the Acquired Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended (the "1933 Act"), in disposing of portfolio securities. Similarly, the Acquiring Fund may not underwrite the securities of other issuers.

          6. The Acquired Fund may not purchase or sell real estate, real estate mortgages, real estate investment trust ("REIT") securities, commodities or commodity contracts, but this shall not prevent the Acquired Fund from investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein, holding or selling real estate received in connection with securities it holds, or trading in futures contracts and options on futures contracts. The Acquiring Fund may not purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than REITs) which deal in real estate or interests therein, and may not purchase or sell commodities and commodity contracts, except that it may invest in or sell municipal bond futures index contracts, provided immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposits on the Acquired Fund's existing futures contracts would not exceed 5% of the value of its total assets.

          7. Neither Fund may purchase any securities on margin (except, in the case of the Acquired Fund, for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except, in the case of the Acquired Fund, against the box). For purposes of this restriction, the deposit or payment by the Acquired Fund of initial maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase of a security on margin.

          8. The Acquiring Fund will not invest more than 10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquired Fund may not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time.

          9. The Acquiring Fund may not write or purchase put, call, straddle or spread options. The Acquired Fund may not engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may purchase and sell options on interest rate futures contracts. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time.

Other Non-Fundamental Investment Restrictions

          1. The Acquired Fund may not invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time. For purposes of this restriction, issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets. Similarly, as a matter of operating policy, the Acquiring Fund will not invest more than 5% of its assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.

          2. The Acquired Fund may not invest in companies for the purpose of exercising control. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time. The Acquiring Fund does not have a similar investment restriction.

          3. The Acquired Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and to the extent permitted by Section 12 of the 1940 Act. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time. The Acquiring Fund does not have a similar investment restriction but must comply with the provisions of Section 12 of the 1940 Act.

          4. The Acquiring Fund, as a matter of operating policy, will not purchase oil, gas, or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Acquiring Fund may invest in the securities of issuers which operate, invest in, or sponsor such programs. The Acquired Fund may not purchase or sell oil and gas interests. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time.


                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. The Acquired Fund and Smith Barney Muni Funds are open-end, non-diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquiring Fund is a series of Smith Barney Muni Funds, which was organized on August 14, 1985 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. The Acquired Fund is also a Massachusetts business trust governed by its Master Trust Agreement, By-Laws, and Board of Trustees. Each Fund is also governed by applicable state and federal law. The Acquired Fund has an unlimited number of authorized shares of beneficial interest with a par value of $.001 per share. The beneficial interest in the Acquiring Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares of Smith Barney Muni Funds that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class B shares, Class C shares and Class Y shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class. Notwithstanding the foregoing, Class B shares of either Fund will convert automatically to Class A shares of such Fund, based on relative net asset value, eight years after the date of the original purchase of such shares. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted to Class A shares of the respective Fund at that time.

          Trustees. The Master Trust Agreement of the Acquired Fund provides that Trustees shall be elected by written ballot at the first meeting of shareholders held for that purpose, and each Trustee shall serve as a Trustee of the Acquired Fund during the lifetime of the Fund and until its termination (as provided in the Master Trust Agreement), his death, resignation or removal. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the Trust or until such Trustee sooner dies, resigns or is removed. Any Trustee of the Acquired Fund may be removed by the vote of at least two-thirds of the number of Trustees prior to such removal or by vote or written declaration of shareholders holding not less than two-thirds of the shares of the Acquired Fund then outstanding. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Boards of either the Acquired Fund or Smith Barney Muni Funds may be filled by the Trustees remaining in office. A meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.

          Voting Rights. Neither the Acquired Fund nor the Acquiring Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Fund's outstanding shares. A meeting of shareholders of the Acquired Fund may be called by the Trustees, who shall call such meeting for the purpose of removing any Trustee upon written request of shareholders holding not less than 10% of the shares then outstanding. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to the Acquired Fund, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Acquired Fund's organizational documents, or in cases where the vote is submitted to the holders of one or more but not all classes, a majority of the votes cast of the particular class affected by the matter shall decide such matter. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

          Liquidation or Termination. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds or of the Acquired Fund, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds or of the Acquired Fund, as the case may be. The assets so distributed to shareholders of the liquidated or terminated portfolio of Smith Barney Muni Funds will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of Smith Barney Muni Funds. The assets so distributed to shareholders of the Acquired Fund will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the Acquired Fund.

          Liability of Trustees. The Master Trust Agreement of the Acquired Fund provides that the Acquired Fund shall indemnify each Trustee and officer against liabilities in connection with the defense or disposition of any action, suit or other proceeding. Under the Master Trust Agreement of the Acquired Fund, a Trustee or officer will be personally liable only if he did not act in good faith in the reasonable belief that his action was in or not opposed to the best interest of the Fund, and for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Master Trust Agreement further provides that Trustees and officers will be indemnified for the expenses of litigation against them. Under the Declaration of Trust and By-Laws of the Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust of Smith Barney Muni Funds further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection.   Shareholders of Smith Barney Muni Funds and
the Acquired Fund have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability.   Under Massachusetts law, shareholders of
the Acquiring Fund and the Acquired Fund may, under certain circumstances, be held personally liable for the obligations of each Fund. Smith Barney Muni Funds' Declaration of Trust and the Acquired Fund's Master Trust Agreement, however, disclaim shareholder liability for acts or obligations of the Acquiring Fund or the Acquired Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by each Fund. Smith Barney Muni Fund's Declaration of Trust and the Acquired Fund's Master Trust Agreement also provide for indemnification out of the property of each Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Shares of the Acquired Fund issued to the shareholders of the Acquired Fund in the

Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents or trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                                      AND
                            SMITH BARNEY MUNI FUNDS

          SMITH BARNEY FLORIDA MUNICIPALS FUND. Information about the Acquired Fund is included in its current Prospectus dated December 30, 1994, as supplemented by Prospectus Supplements dated May 25, 1995, July 10, 1995, July 15, 1995 and July 20, 1995 and in its Statement of Additional Information dated December 30, 1994, as supplemented on July 10, 1995, that have been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information are available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          SMITH BARNEY MUNI FUNDS. Information about the Acquiring Fund is incorporated herein by reference from its current Prospectus dated July 31, 1995, as supplemented by a Prospectus Supplement dated October 2, 1995, a copy of which accompanies this Prospectus/Proxy Statement, and the Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          Both the Acquiring Fund and Smith Barney Muni Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Trustees of the Acquired Fund do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Acquired Fund to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at
2.00 p.m. on November 14, 1995, at 388 Greenwich Street, New York, New York 10013, and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about October 27, 1995.
Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Christina T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (1) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than

50% of the outstanding shares of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders to ask if they would be willing to have their votes recorded by telephone. The latter telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The Acquired Fund has been advised by Massachusetts counsel that this telephonic voting system complies with Massachusetts law. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $2,030. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by the Acquiring Fund and the Acquired Fund in proportion to their assets.

          In the event that a quorum necessary for a meeting of shareholders is not present or sufficient votes to approve the Reorganization are not received by November 14, 1995, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.
In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the three-year period then ended, and for the period April 2, 1991 (commencement of operations) through March 31, 1992, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of October 31, 1994, the related statement of operations for the year then ended, the statements of changes in net assets and financial highlights for the one-year period then ended and for the period November 6, 1992 (commencement of operations) through October 31, 1993, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. In rendering such opinion, Sullivan & Cromwell may rely on an opinion of Ropes & Gray as to certain matters under Massachusetts law.

          THE BOARD OF TRUSTEES OF THE ACQUIRED FUND, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                  EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 23rd day of October, 1995, by and between Smith Barney Florida Municipals Fund, a Massachusetts business trust with its principal place of business at 388 Greenwich Street, New York, New York 10013 (the "Acquired Fund") and Smith Barney Muni Funds, a Massachusetts business trust with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its Florida Portfolio (the "Acquiring Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B and Class C shares of beneficial interest of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the subsequent termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Acquired Fund and Smith Barney Muni Funds are registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, Smith Barney Muni Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts and the Acquired Fund is authorized to issue shares of beneficial interest;

          WHEREAS, the Board of Trustees of the Acquired Fund has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Trustees of Smith Barney Muni Funds has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the

Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer the Acquired Fund's assets as set forth in paragraph
1.2 to Smith Barney Muni Funds on behalf of the Acquiring Fund, and Smith Barney Muni Funds on behalf of the Acquiring Fund agrees in exchange therefor:
(i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2;
(ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2;
(iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by Smith Barney Muni Funds on behalf of the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as investment manager of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. Smith Barney Muni Funds on behalf of the Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B and Class C of the Acquired Fund shall receive Class A, Class B and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents and shall apply for an order of the Securities and Exchange Commission (the "Commission") under Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), declaring that it has ceased to be an investment company.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be November 17, 1995, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or President of the Acquired Fund. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. The Acquired Fund represents and warrants to Smith Barney Muni Funds and the Acquiring Fund as follows:

          (a) The Acquired Fund is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Master Trust Agreement or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

          (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to the Acquired Fund's knowledge threatened against the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for the fiscal year ended October 31, 1994, and for the period from November 6, 1992 (commencement of operations) through October 31, 1993 have been audited by Coopers & Lybrand L.L.P., independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring
Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund (other than Class B shares of the Acquired Fund which, under certain conditions, are convertible into Class A shares of the Acquired Fund);

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquired Fund's Board of Trustees, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by Smith Barney Muni Funds on behalf of the Acquiring Fund, will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to Smith Barney Muni Funds or the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. Smith Barney Muni Funds and the Acquiring Fund represent and warrant to the Acquired Fund as follows:

          (a) The Acquiring Fund is a portfolio of Smith Barney Muni Funds, which is a business trust, duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Muni Funds is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus of the Acquiring Fund and statement of additional information of Smith Barney Muni Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, Smith Barney Muni Funds will have good and marketable title to the Acquiring Fund's assets;

          (e) Smith Barney Muni Funds is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which Smith Barney Muni Funds or the Acquiring Fund is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or Smith Barney Muni Funds with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets. Smith Barney Muni Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Muni Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or Smith Barney Muni Funds' ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;

          (g) The Statements of Assets and Liabilities of the Acquiring Fund for the three fiscal years ended March 31, 1995 and for the period April 2, 1991 (commencement of operations) to March 31, 1992, have been audited by KPMG Peat Marwick LLP, independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the

Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund (other than Class B shares of the Acquiring Fund which, under certain conditions, are convertible into Class A shares of the Acquiring Fund);

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of Smith Barney Muni Funds' Board of Trustees, and this Agreement, assuming due authorization, execution and delivery by the Acquired Fund, constitutes a valid and binding obligation of Smith Barney Muni Funds on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to Smith Barney Muni Funds and the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) Smith Barney Muni Funds, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.   COVENANTS OF THE ACQUIRING FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRED
     FUND

          5.1. The Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, the Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of the Acquired Fund.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

          The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Muni Funds and the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of Smith Barney Muni Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. Smith Barney Muni Funds on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Muni Funds and the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Sullivan & Cromwell, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina
T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) Smith Barney Muni Funds is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Muni Funds is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Muni Funds, and this Agreement has been duly executed and delivered by Smith Barney Muni Funds and, assuming due authorization by the Acquired Fund, is a valid and binding obligation of Smith Barney Muni Funds with respect to the Acquiring Fund, enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been duly authorized and, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable.

          Such opinion may state that it is solely for the benefit of the Acquired Fund, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY MUNI FUNDS IN RESPECT OF THE ACQUIRING FUND

          The obligations of Smith Barney Muni Funds on behalf of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. The Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund;

          7.3. The Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Willkie Farr & Gallagher, counsel to the Acquired Fund, in a form satisfactory to Christina T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a voluntary association of the type commonly referred to as a Massachusetts business trust, duly organized and validly existing under the laws of the Commonwealth of Massachusetts pursuant to its Master Trust Agreement; (b) the Acquired Fund is an open-end management investment company registered under the 1940 Act; and (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of the Acquired Fund, and this Agreement has been duly executed and delivered by and, assuming due authorization, execution and delivery by Smith Barney Muni Funds with respect to the Acquiring Fund, is a valid and binding obligation of the Acquired Fund enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of the Acquiring Fund, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to Smith Barney Muni Funds on behalf of the Acquiring Fund, or the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its Master Trust Agreement and By-Laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquired Fund nor Smith

Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to the Acquired Fund and Smith Barney Muni Funds in respect of the Acquiring Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquired Fund nor Smith Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Acquired Fund represents and warrants to Smith Barney Muni Funds on behalf of the Acquiring Fund, and Smith Barney Muni Funds on behalf of the Acquiring Fund represents and warrants to the Acquired Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. (a) Except as may be otherwise provided herein, Smith Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund, shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for:
(x) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund and the Acquired Fund; (ii) Smith Barney Muni Funds on behalf of the Acquiring Fund in the event that the Acquired Fund shall, or the Acquired Fund in the event that Smith Barney Muni Funds or the Acquiring Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or
(iii) Smith Barney Muni Funds on behalf of the Acquiring Fund, or by the Acquired Fund, if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Muni Funds on behalf of the Acquiring Fund or the Acquired Fund or their respective Trustees or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Muni Funds and the Acquired Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by hand delivery, prepaid telegraph, telecopy or certified mail addressed to Smith Barney Muni Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013,
Attention: Heath B. McLendon; or to Smith Barney Florida Municipals Fund, 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention: Jessica Bibliowicz.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of the Acquired Fund, and Smith Barney Muni Funds in respect of the Acquiring Fund, shall not be binding upon any of their respective Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of the Acquired Fund or the Acquired Fund, as the case may be, as provided in the trust instruments of the Acquired Fund and Smith Barney Muni Funds. The execution and delivery of this Agreement have been authorized by the Trustees of each of the Acquired Fund and of Smith Barney Muni Funds and this Agreement has been executed by authorized officers of each of the Acquired Fund and of Smith Barney Muni Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquired Fund or the Acquiring Fund, as the case may be, as provided in the Acquired Fund's Master Trust Agreement and Smith Barney Muni Funds' Declaration of Trust, respectively.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                     SMITH BARNEY MUNI FUNDS
                              on behalf of FLORIDA PORTFOLIO





/s/ Christina T. Sydor               By: /s/ Heath B. McLendon
Name:  Christina T. Sydor                Name:  Heath B. McLendon
Title: Secretary                         Title: Chairman of the Board



Attest:                     SMITH BARNEY FLORIDA MUNICIPALS
                              FUND




/s/ Christina T. Sydor                By: /s/ Jessica Bibliowicz
Name:  Christina T. Sydor                Name:  Jessica Bibliowicz
Title: Secretary                         Title: President

                                  PROSPECTUS
                                      OF
                 SMITH BARNEY MUNI FUNDS -- FLORIDA PORTFOLIO
                              DATED JULY 31, 1995
                  AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 2, 1995

                            SMITH BARNEY MUNI FUNDS
                               Florida Portfolio
                            Limited Term Portfolio
                              New York Portfolio

                      Supplement dated October 2, 1995 to
                       Prospectuses dated July 31, 1995


          The Trustees of Smith Barney Muni Funds (the "Fund") have approved a new management agreement on behalf of each of the Florida Portfolio, the Limited Term Portfolio and the New York Portfolio (each a "Portfolio" and collectively, the "Portfolios") to increase the effective management fee paid by the Fund on behalf of each Portfolio.

          Under the current management agreement the Fund pays an effective management fee at an annual rate of 0.45% of each Portfolio's average daily net assets. Under the proposed management agreement the Fund would pay an effective management fee at an annual rate of 0.50% of each Portfolio's average daily net assets.

          The proposed changes are subject to the approval of each Portfolio's shareholders. Proxy materials describing the proposed changes are being mailed to the Fund's shareholders of record as of September 29, 1995 in anticipation of the Special Meeting of Shareholders scheduled to be held on November 13, 1995. If the proposed management agreement is not approved, the current management agreement will remain in effect.

PROSPECTUS



SMITH BARNEY


MUNI FUNDS


FLORIDA


PORTFOLIO




JULY 31, 1995




Prospectus begins on page one



[LOGO]    Smith Barney Mutual Funds
          Investing for your future.
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Smith Barney Muni Funds - Florida Portfolio


=============================================
Prospectus                      JULY 31, 1995
=============================================



     388 Greenwich Street
     New York, NY 10013
     (212) 723-9218

      The Florida Portfolio (the "Portfolio") is one of thirteen investment
portfolios  that  currently  comprise   Smith Barney Muni Funds (the "Fund").
The Portfolio seeks to pay its shareholders as high a level of monthly income exempt from Federal income taxes as is consistent with prudent investing. The Portfolio will invest primarily in obligations issued by the
State of Florida and its political    subdivisions,    agencies    and
instrumentalities. The Portfolio will seek generally to select investments that will enable its shares to be exempt from the Florida intangibles tax.
The  Portfolio may invest without limit in municipal obligations   whose
interest   is   a   tax preference for purposes of the Federal alternative
minimum tax.

      This  Prospectus sets  forth  concisely certain information about the
Fund and the   Portfolio,  including  sales   charges, distribution and service
fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference.


       Additional   information   about   the Portfolio is contained in a
Statement of Additional Information dated JULY 31, 1995, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Fund at the telephone number or address set
forth above or by contacting    a   Smith   Barney    Financial Consultant. The
Statement of Additional Information   has   been   filed   with   the
Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.



SMITH BARNEY INC.
Distributor



SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Manager

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Smith Barney Muni Funds - Florida Portfolio
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Table of Contents

Prospectus Summary                                                         3

Financial Highlights                                                       9

Investment Objective and Management Policies                              11

Valuation of Shares                                                       16

Dividends, Distributions and Taxes                                        16

Purchase of Shares                                                        19

Exchange Privilege                                                        27

Redemption of Shares                                                      30

Minimum Account Size                                                      32

Performance                                                               32

Management of the Fund                                                    33

Distributor                                                               34

Additional Information                                                    35





==============================================================================
     No  person has been authorized to  give any information or to make any
representations  in  connection   with   this offering other than those
contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom
it is unlawful to make such    offer   or   solicitation in   such
jurisdiction.
==============================================================================

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary
================================================================================

      The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospectus. See "Table of Contents."

INVESTMENT OBJECTIVE The Portfolio seeks to pay its shareholders as high a level of monthly income exempt from Federal income taxes as is consistent with
prudent investing.   The   Portfolio   will    invest primarily in obligations
issued by the State    of   Florida   and   its   political subdivisions,
agencies and instrumentalities.  The  Portfolio will seek generally to  select
investments that will enable its shares   to   be  exempt  from  the   Florida
intangibles tax. The Portfolio may invest without limit in municipal obligations whose interest is a tax preference for purposes of the Federal alternative minimum tax. See "Investment Objective and Management Policies."

ALTERNATIVE    PURCHASE   ARRANGEMENTS    The Portfolio offers several classes
of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class Y
shares, is offered only   to   investors  meeting   an   initial investment
minimum of $5,000,000. See "Purchase  of  Shares"  and  "Redemption   of
Shares."


      Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.00% and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be reduced or waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary -- Reduced or No Initial Sales Charge."


      Class B Shares. Class B shares are offered at net asset value subject to a maximum CDSC of 4.50% of redemption proceeds, declining by 0.50%
the first year after   purchase  and  by  1.00%  each   year thereafter to
zero. This CDSC may be waived  for  certain  redemptions.  Class   B shares are
subject to an annual service fee of 0.15% and an annual distribution fee of 0.50% of the average daily net assets of the Class. The Class B shares'
distribution fee may cause that Class to   have  higher  expenses  and  pay
lower dividends than Class A shares.

     Class B Shares Conversion Feature. Class B shares will convert automatically to Class A shares, based on relative net asset value, eight years after the date of the

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

original  purchase.  Upon  conversion,  these shares will no longer be subject
to an annual  distribution  fee.  In  addition,   a certain portion of Class B
shares that have been acquired through the reinvestment of dividends and distributions ("Class B Dividend Shares") will be converted at that time. See
"Purchase of Shares     --    Deferred    Sales     Charge Alternatives."


      Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.55% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. The CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Purchases of Portfolio shares, which when combined with current holdings of Class C shares of the Portfolio equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to
a CDSC of 1.00% on redemptions   made  within   12   months   of purchase.


      Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

      In deciding which Class of Portfolio shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify for reduced sales charges and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Portfolio. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of these Classes. Because
the Portfolio's future return cannot be   predicted,  however,  there  can  be
no assurance that this would be the case.

      Finally, investors should consider the effect of the CDSC period and any conversion rights of the Classes in the context of their own investment time frame. For example, while Class C shares have a shorter CDSC period than
Class B shares,   they  do  not  have  a   conversion feature, and therefore,
are subject to an ongoing  distribution  fee.  Thus,  Class   B shares may be
more attractive than Class C   shares  to  investors  with  longer  term
investment outlooks.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

       Investors   investing  a  minimum   of $5,000,000 must purchase Class Y
shares, which  are  not  subject to an initial  sales charge, CDSC or service
or distribution   fees.  The  maximum   purchase amount for Class A shares is
$4,999,999, Class B shares is $249,999 and Class C shares is $499,999. There is no maximum purchase amount for Class Y shares.

      Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers and the entire purchase price would be immediately invested in the Portfolio. In addition, Class A share purchases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney Inc. ("Smith Barney") listed under "Exchange Privilege." Class A share purchases may also be eligible for a reduced initial sales charge. See "Purchase of Shares." Because the ongoing expenses of Class A shares may be lower than those for Class B and Class C shares, purchasers eligible to purchase Class A shares at net asset value or at a reduced sales charge should consider doing so.

      Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class B and Class C shares is the same as that of the initial sales charge on the Class A shares.

     See "Purchase of Shares" and "Management of the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and
Taxes" and    "Exchange   Privilege"    for    other differences between the
Classes of shares.

PURCHASE OF SHARES Shares may be purchased through the Portfolio's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."


INVESTMENT MINIMUMS Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account. Investors in Class Y shares may open an account for an initial
investment of $5,000,000.  Subsequent  investments  of   at least $50 may be
made for all Classes.  The  minimum  initial investment  requirement for Class
A, Class B and Class C shares    and   the   subsequent   investment
requirement for all Classes through the Systematic Investment Plan described below is $50. There is no minimum investment requirement in

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

Class    A   for   unitholders   who   invest distributions from a unit
investment trust ("UIT") sponsored by Smith Barney. It is not recommended that the Portfolio be used as a vehicle for Keogh, IRA or other qualified retirement plans. See "Purchase of Shares."


SYSTEMATIC  INVESTMENT  PLAN  The   Portfolio offers shareholders a Systematic
Investment Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Portfolio shares in an amount of at least $50. See "Purchase of Shares."


REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."


MANAGEMENT OF THE PORTFOLIO Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager") serves as the Portfolio's investment manager. SBMFM provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned
subsidiary of Travelers Group Inc.  ("Travelers"),   a   diversified financial
services holding company engaged, through its   subsidiaries, principally   in
four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. As of March 31, 1995, SBMFM had aggregate assets under management in excess of $54 billion. See "Management of the Fund."


EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same Class of certain other funds of the Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differential. See "Exchange Privilege."

VALUATION OF SHARES Net asset value of the Portfolio for the prior day generally is quoted daily in the financial section of most newspapers and is
also available   from  a  Smith  Barney  Financial Consultant. See "Valuation of Shares."

DIVIDENDS AND DISTRIBUTIONS Dividends are paid monthly from net investment income. Distributions of net realized capital gains, if any, are paid annually. See "Dividends, Distributions and Taxes."

REINVESTMENT   OF  DIVIDENDS  Dividends   and distributions paid on shares of a
Class will   be  reinvested  automatically,  unless otherwise specified by an
investor, in additional  shares  of  the  same  Class   at current net asset
value. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. Class B shares acquired through
dividend and distribution reinvestments   will  become   eligible   for
conversion to Class A shares on a pro rata basis. See "Dividends, Distributions and Taxes."

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that the
Portfolio's  investment  objective  will   be achieved. The Portfolio's
concentration in   Florida  obligations  involves   certain additional risks
that should be considered     carefully    by     investors.  Additionally, the
value of the Portfolio's investments, and thus the net asset value of the Portfolio's shares, will fluctuate in response to changes in market and economic conditions, as well as the financial condition and prospects of issuers of municipal obligations purchased by the Portfolio. The market value of long-term municipal bonds may be adversely effected during periods of rising interest rates. Additionally, changes in Federal income tax laws
effecting the tax exemption for interest on municipal   obligations  could
effect   the availability of tax exempt obligations for purchase and the value
of the Portfolio's securities would be affected. See "Investment    Objective
and    Management Policies."

THE   PORTFOLIO'S  EXPENSES   The   following expense table lists the costs and
expenses   an  investor  will  incur   either directly or indirectly as a
shareholder of  the Portfolio, based on the maximum sales charge or maximum
CDSC that may be incurred   at   the  time  of   purchase   or redemption and,
unless otherwise noted, the Portfolio's operating expenses for its most recent fiscal year:


                                                                        Class A        Class B    Class C    Class Y
----------------------------------------------------------------------------------------------------------------------

Shareholder Transaction Expenses
   Maximum sales charge imposed on purchases
    (as  a  percentage of  offering  price) ........................       4.00%        None       None      None
   Maximum CDSC (as a percentage of original cost
    or redemption proceeds,  whichever  is lower) ..................       None*        4.50%      1.00%     None

Annual Portfolio Operating Expenses**
(as a percentage of average net assets)
    Management Fees ................................................       0.45%        0.45%      0.45%     0.45%
    12b-1 Fees*** ..................................................       0.15         0.65       0.70       --
    Other Expenses .................................................       0.09         0.10       0.10      0.08%
                                                                           ----         ----       ----      -----
Total Portfolio Operating Expenses .................................       0.69%        1.20%      1.25%     0.53%
                                                                           -----        -----      -----     -----
______________________________________________________________________________________________________________________

   * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

  **   "Management Fees" and "Other Expenses" for  Class  A  shares  are  based
on  actual amounts  for the fiscal year ended March  31, 1995.   12b-1  fees
have  been  restated  to reflect  the anticipated level of 12b-1  fees for
the  current  fiscal  period.    "Other Expenses"   for  Class  Y  shares  have
been estimated because no Class Y shares were outstanding for the period ended March 31, 1995.

***   Upon  conversion of Class B  shares  to Class A shares, such shares will no longer be subject to a distribution fee. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing
distribution fee.   As a result, long-term shareholders of Class C shares
may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.


Smith Barney Muni Funds - Florida Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

      The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Portfolio shares and investors
may   actually  pay  lower  or  no   charges, depending on the amount purchased
and, in the case of Class B, Class C and certain Class A shares, the length of time the shares are held. See "Purchase of Shares" and "Redemption of Shares." Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives with respect to Class B shares an annual 12b-1 fee of 0.65% of the value of average daily net assets of that Class, consisting of a 0.50% distribution fee and a 0.15% service fee. With respect to Class C shares, Smith Barney also receives an annual 12b-1 fee of 0.70% of the value of average daily net assets of that Class, consisting of a 0.55% distribution fee and a 0.15% service fee. "Other expenses" in the above table include
fees  for  shareholder services, custodial fees, legal and accounting   fees,
printing    costs    and registration fees.

EXAMPLE

      The following example is intended to assist an investor in understanding the various costs that an investor in the Portfolio will bear directly or indirectly. The example assumes payment by the Portfolio of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Fund."

                                              1 Year   3 Years   5 Years   10 Years*
----------------------------------------------------------------------------------------------
An investor would pay the following expenses on a $1,000
investment, assuming (1) 5.00% annual return and
(2) redemption at the end of each time period:
Class A................................          $47      $61      $77       $122
Class B................................           57       68       76        132
Class C................................           23       40       69        151
Class Y................................            5       17       30         66

An investor would pay the following expenses on the same
investment, assuming the same annual return and no redemption:
Class A ...............................          $47      $61       $77      $122
Class B ...............................           12       38        66       132
Class C ...............................           13       40        69       151
CLASS Y ...............................            5       17        30        66
----------------------------------------------------------------------------------------------


      * Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.


      The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Portfolio's actual return will vary and may be greater or less than 5.00%. This example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Financial Highlights
================================================================================




      The following schedule of the Florida Portfolio of Smith Barney Muni Funds has been audited in conjunction with the annual audits of the financial statements of Smith Barney Muni Funds by KPMG Peat Marwick LLP, independent auditors. The 1995 financial statements and the independent auditors' report thereon appear in the March 31, 1995 Annual Report to Shareholders. No information is presented for Class Y shares, which were not outstanding for the periods presented below.


For  a Portfolio share outstanding throughout each period:

                                                                   Class A Shares(a)
---------------------------------------------------------------------------------------------------------
Period Ended March 31,                             1995             1994          1993        1992(b)
---------------------------------------------------------------------------------------------------------
Net Asset Value,
Beginning of Period                                $12.82         $13.21        $12.32       $12.00
---------------------------------------------------------------------------------------------------------
  Net investment income                              0.75           0.77          0.79         0.73
  Net realized and change in unrealized
    gains (losses) on investments(2)                 0.08          (0.39)         0.91         0.29
---------------------------------------------------------------------------------------------------------
Total from Investment Operations                     0.83           0.38          1.70         1.02
=========================================================================================================
Less Distributions:
  Dividends from net investment income              (0.76)         (0.77)        (0.80)       (0.70)
  Distributions from net realized gains               ---           ---          (0.01)        ---
----------------------------------------------------------------------------------------------------------
Total Distributions                                 (0.76)         (0.77)        (0.81)       (0.70)
----------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                     $12.89         $12.82        $13.21       $12.32
========================================================================================================
Total Return#                                        6.77%          2.75%        14.21%        8.70%++
-------------------------------------------------------------------------------------------------------
Net Assets, End of Period (000's)                $107,724       $104,681       $102,202      $67,998
---------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
Expenses (1)                                         0.61%          0.54%         0.46%        0.23%+
Net Investment Income                                5.97%          5.71%         6.15%        6.70%+
-----------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                             43.23%         20.40%        25.57%       41.72%
=============================================================================================================

(a) On October 10, 1994, the former Class C shares were exchanged into Class A shares.
(b)  From  April  2, 1991  (commencement of operations) to March
     31, 1992.
+    Annualized.
++ Total returns are not annualized as it may not be representative of the total return for the year.
# Total returns do not reflect sales loads or contingent deferred sales charges.
*    See page 10 for full footnote disclosures for (1) and (2).


Smith Barney Muni Funds - Florida Portfolio

================================================================================
Financial Highlights (continued)
================================================================================


                                     Class B Shares                     Class C Shares (a)
----------------------------------------------------------------------------------------------------------------
Period Ended March 31,                         1995 (c)         1995             1994           1993 (b)
----------------------------------------------------------------------------------------------------------------
Net Asset Value,
Beginning of Period                            $11.91          $12.81            $13.20          $12.86
----------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net Investment Income                          0.30            0.67              0.68            0.19
  Net Realized and Unrealized
    Gain on Investments (2)                      0.97            0.08             (0.39)           0.33
----------------------------------------------------------------------------------------------------------------
Total from Investment Operations                 1.27            0.75              0.29            0.52
================================================================================================================
Less Distributions:
  Dividends  from  Net Investment Income        (0.29)          (0.67)            (0.68)          (0.18)
  Distributions  from  Net  Realized  Gains       ---            ---               ---              ---
----------------------------------------------------------------------------------------------------------------
Total Distributions                             (0.29)          (0.67)            (0.68)          (0.18)
----------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                 $12.89          $12.89            $12.81          $13.20
================================================================================================================
Total Return#                                   10.77%++         6.12%             2.05%           4.05%++
----------------------------------------------------------------------------------------------------------------
Net Assets, End of Period (000's)               $1,990          $2,750             $2,487          $691
----------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                       1.20%+          1.25%             1.24%           1.24%+
  Net Investment Income                          5.57%+          5.40%             4.95%           5.21%+
----------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         43.23%          43.23%            20.40%          25.57%
================================================================================================================

(a)   On November 7, 1994 the former Class  B shares were renamed Class C shares.
(b)   For  the  period from January  5,  1993 (inception date) to
      March 31, 1993.
(c)   For  the period from November 16,  1994 (inception date)
      to March 31, 1995.
++    Not annualized as the result may not be
      representative of the total return for the year.
+     Annualized.
#     Total returns do not reflect sales loads or contingent deferred sales charges.

(1)  The  manager has waived all or part  of its  fees in each of the periods in the
two- year  period ended March 31, 1993.   If  such fees  were not waived, the
per share decrease of  net investment income and the ratios  of expenses  to average net assets would  be  as follows:


                                                              Expense Ratios
                                Per Share Decreases        without Fee Waivers*
                                -------------------        --------------------
                                  1993     1992               1993     1992
                                  ----    -----               ----     ----
   Class A                       $.012     $.040              0.56%    0.59%+

  *   As   a   result   of  voluntary   expense limitations,  the  ratios  of
      expenses   to average  net  assets will not  exceed  0.80%, 1.30%  and
      1.35% for Class A, B and C shares, respectively.

(2)   Includes  the net per share effect  of shareholder sales and redemptions activity  during the period, most  of which occurred at net asset values less than the beginning of the period.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management Policies
================================================================================

      The Florida Portfolio seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing. The Portfolio invests primarily in obligations that are issued by the State of Florida and
its political    subdivisions,    agencies    and instrumentalities, the
interest from which is, in the opinion of bond counsel for the various issuers, exempt from Federal income taxes at the time of their issuance. (For certain shareholders, a portion of the Portfolio's income may be subject to the alternative minimum tax ("AMT") on tax-exempt income discussed below.) Such obligations are issued to raise money for a variety of public projects
that enhance the quality of life including    health   facilities,    housing,
airports, schools, highways and bridges.The Portfolio will seek generally to select investments which will enable its shares to be exempt from the Florida intangibles tax.

      Under  the  Tax  Reform  Act  of  1986, interest income from municipal
obligations   issued   to   finance   certain "private activities"
("AMT-Subject Bonds") becomes an item of "tax preference" which is subject to the AMT when received by a person in a tax year during which he is subject
to that tax. Such private activity   bonds  include  bonds  issued   to finance
such projects as certain solid waste   disposal  facilities,  student   loan
programs, and water and sewage projects.  Because interest income on
 is   expected,  although  there  can  be   no guarantee, that such municipal
obligations generally   will  provide  some-what   higher yields than other
municipal obligations of comparable quality and maturity. There is no limitation on the percent or amount of the Portfolio's assets that may be invested in AMT-Subject Bonds.

       Municipal  bonds  purchased  for   the Portfolio must, at the time of
purchase, be investment grade municipal bonds and at least two-thirds of the Portfolio's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A and Baa by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A and BBB by Standard & Poor's Corporation ("S&P") or have an equivalent rating by any nationally recognized statistical rating organization-; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA-rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Portfolio may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as
having an adequate capacity to pay   interest   and  repay   principal,   is
considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Portfolio may invest. In determining the suitability of an investment in an unrated

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management Policies (continued)
================================================================================

municipal bond, the Manager will take into consideration debt service coverage, the purpose of the financing, history of the issuer, existence of other rated securities of the issuer and other general conditions as may be
relevant, including  comparability  to  other   issues.  After the Portfolio
purchases a municipal bond, the issue may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Portfolio but the Manager will consider such an event in determining whether the Portfolio should continue to hold the security.

      The  Portfolio's  short-term  municipal obligations will be limited to
high grade   obligations  (obligations  that   are secured by the full faith
and credit of the United States or are rated MIG 1 or MIG 2, VMIG 1 or VMIG 2 or Prime-1 or Aa or better by Moody's or SP-1 +, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Portfolio may invest are floating or variable rate demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and
Revenue Anticipation Notes and Bond Anticipation   Notes.   Demand
instruments usually have an indicated maturity of over one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever
some other specified interest rate changes (e.g., the prime   rate).  The
Portfolio may purchase participation interests in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolio. Participation interests will be purchased only if management believes interest income on such interests will be tax-exempt when distributed as dividends to shareholders.

      The Portfolio will not invest more than 10% of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market.

     The Portfolio may purchase new issues of municipal obligations on a when-issued basis, i.e., delivery and payment normally take place 15 to 45 days
after   the   purchase  date.   The   payment obligation and the interest rate
to be received are each fixed on the purchase date, although no interest accrues with respect to a when-issued security prior to its stated delivery date. During the period between purchase

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management  Policies (continued)
================================================================================

and settlement, assets consisting of cash or liquid high grade debt securities, marked-to-market daily, of a dollar amount sufficient to make
payment at settlement   will   be  segregated   at   the custodian bank.
Interest rates at settlement may be lower or higher than on the purchase date,
which would result in      appreciation     or     depreciation, respectively.
Although  the  Portfolio  will only purchase  a municipal obligation on  a
when- issued basis with the intention of actually   acquiring  the
securities,   the Portfolio may sell these securities before  the settlement date if it  is  deemed advisable.

        Portfolio   transactions   will    be undertaken primarily to
accomplish the Portfolio's   objective   in   relation    to anticipated
movements in the general level of interest rates, but the Portfolio may also engage in short-term trading consistent with its objective.

     Though it has not done so, the Portfolio may invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. Government Securities as a hedging policy in
pursuit of its   investment  objective;  provided   that immediately thereafter
not more than 331/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated
that such investments  will  be  made  only  in   those circumstances when the
Manager anticipates the possibility of an extreme change in interest rates or market conditions but does not wish to liquidate the Portfolio's securities. A further discussion of futures contracts and their associated risks is contained in the Statement of Additional Information.

      It is a fundamental policy that under normal market conditions, the Portfolio will seek to invest 100% of its assets -- and the Portfolio will invest not less than 80% of its assets -- in municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax). It is also a fundamental policy that under normal market conditions, the Portfolio will invest at least 65% of its net assets in municipal obligations issued by the State of Florida, its political subdivisions and their agencies and instrumentalities and in other municipal obligations which are exempt from the Florida intangibles tax. The Portfolio may invest up to 20% of its assets in taxable fixed-income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States, and may invest more than 20% of its assets in U.S.
Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the
Portfolio's   monies   available   for investment exceed the municipal
obligations available   for   purchase  that   meet   the Portfolio's rating,
maturity and other investment criteria.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management Policies (continued)
================================================================================

      RISK FACTORS AFFECTING FLORIDA


      Investors should be aware that Florida municipal obligations may be adversely affected by political and economic conditions and developments within the State of Florida. Population growth in Florida since 1982 has been increasing approximately 2.5% annually. The state's current population, estimated at 13.5 million, is the fourth highest in the nation. Services and trade continue to be the largest employment and earning sectors reflecting the tourist element of the economy as well as growth in these
activities to meet the needs   of  Florida's  expanding  population.
Manufacturing, primarily high technology,    construction,    construction-
related manufacturing industries and financial  services are rapidly  growing
and diversifying elements of Florida's economy.   Agriculture,  once  sharing
with tourism the role of dominant economic sector, is now only one of several important elements.

      Florida's  rapid  growth  is  straining resources, but is also having
some positive   results.  In   many   cases,   the expansion of local
governments is creating greater economic depth and diversity. For example, numerous insurance companies have located in Jacksonville over the past ten years, making the city a leading insurance center. During the same period,
Miami's financial services sector has expanded    significantly,    primarily
in international banking and international trade. Many other Florida cities and counties have also succeeded in their economic development efforts, as evidenced by the significant business investment throughout the state.

      Florida has taken the lead among U.S. states with a long-term comprehensive growth management plan for local governments. The plan should enhance economic development by keeping growth in line with developing
resources and costs. The growth    initiative   affects    population,
infrastructure, employment, education, transportation, and water supply -- all vital elements of economic stability. ("Appendix E" in the Statement of Additional Information provides additional details.)


      RISK AND INVESTMENT CONSIDERATIONS

      The ability of the Portfolio to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in
purchasing   municipal   obligations    whose issuers have the continuing
ability to meet their obligations for the payment of interest and principal when due. The ability to achieve a high level of income is dependent on the
yields of the securities  in  the  Portfolio.   Yields   on municipal
obligations are the product of a variety of factors, including the general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligations and the rating of the issue. In general, the longer the maturity of a municipal obligation, the higher the rate of interest it pays. However,

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management  Policies
(continued)
================================================================================

a   longer   average  maturity  is  generally associated with a higher level of volatility in the market value of a municipal obligation. During periods of falling interest rates, the values of long- term municipal obligations generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. Changes in the value of Portfolio securities will not affect interest income derived from those securities but
will affect the Portfolio's  net  asset  value.   Since   the Portfolio's
objective is to provide high current income, it will invest in municipal obligations with an emphasis on income rather than stability of net asset values.

      The Fund is registered as a "non- diversified" company under the Investment Company Act of 1940 (the "1940 Act"), in order for the Portfolio to have the ability to invest more than 5% of its assets in the
securities of any issuer.  The   Portfolio   intends  to   comply   with
Subchapter M of the Internal Revenue Code that  limits  the  aggregate  value
of   all holdings (except U.S. Government and cash items, as defined in the
Code) that exceed 5% of the Portfolio's total assets to an aggregate amount of 50% of such assets. Also, holdings of a single issuer (with the same exceptions) may not exceed 25% of the Portfolio's total assets. These limits are measured at the end of each quarter. Under the Subchapter M limits, "non-diversification" allows up to 50% of a Portfolio's total assets to be invested in as few as two single issuers. In the event of decline of
creditworthiness   or   default   upon    the obligations of one or more such
issuers exceeding  5%, an investment in the Portfolio will entail greater risk
than in a portfolio     having     a     policy      of "diversification"
because a  high  percentage of the Portfolio's   assets  may  be   invested
in municipal obligations of one or two issuers. Furthermore, a high percentage of investments among few issuers may result in a greater degree of fluctuation in the market value of the assets of the Portfolio, and consequently a greater degree of fluctuation of the Portfolio's net asset value, because the Portfolio will be more susceptible to economic,
political,    or     regulatory developments affecting these securities than
would be the case with a portfolio composed of varied obligations of more issuers.

      PORTFOLIO TRANSACTIONS AND TURNOVER

      The Portfolio's securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained.
Usually no brokerage commissions, as such, are paid by the Portfolio for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Investment Objective and Management Policies (continued)
================================================================================

      The Portfolio cannot accurately predict its portfolio turnover rate, but anticipates that the annual turnover will not exceed 100%. An annual turnover rate of 100% would occur when all of the securities held by the Portfolio are replaced one time during a period of one year. The Manager will not consider turnover rate a limiting factor in making investment decisions consistent with the investment objective and policies of the Portfolio.

================================================================================
Valuation of Shares
================================================================================

      The  Portfolio's net  asset  value  per share is determined as of the
close of regular   trading  on  the  NYSE,  which   is currently 4:00 P.M. New
York City time on each day that the NYSE is open, by dividing the Portfolio's net assets attributable to each Class by the total number of shares of the Class outstanding.


      When, in the judgment of the pricing service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid and asked prices. Investments for which, in the judgment of the pricing
service, there   is   no  readily  obtainable   market quotation (which may
constitute a majority of the portfolio securities) are carried at fair value of securities of similar type, yield and maturity. Pricing services
 obligations, quotations from municipal bond   dealers,   market   transactions
in comparable securities and various relationships between securities. Short-term instruments maturing within 60 days will be valued at cost plus (minus) amortized discount (premium), if any, when the Trustees have determined that amortized cost equals fair value. Securities and other assets that are not priced by a pricing service and for which market quotations are not available will be valued in good faith at fair value by or under the direction of the Trustees.

================================================================================
Dividends, Distributions and Taxes
================================================================================

      DIVIDENDS AND DISTRIBUTIONS

      Dividends of substantially all of the Portfolio's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually.

      If  a  shareholder does  not  otherwise instruct, dividends and capital
gains distributions     will     be      reinvested automatically  in
additional  shares  of  the same Class

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================================================================================
Dividends, Distributions and Taxes (continued)
================================================================================

at  net  asset  value, subject  to  no  sales charge or CDSC.


       Income  dividends  and  capital  gains distributions that are invested
are credited   to   shareholders'   accounts   in additional shares at the net
asset value as of the close of business on the payment date. A shareholder may change the option at any time by notifying his or her Financial Consultant. Accounts held directly by the Fund's transfer agent, The Shareholder Services Group Inc. ("TSSG") should notify TSSG in writing at least five business days prior to the payment date to permit the change to be entered in the shareholder's account.


      The per share dividends on Class B and Class C shares of the Portfolio may be lower than the per share dividends on Class A and Class Y shares
principally as   a   result   of  the  distribution   fee applicable with
respect to Class B and Class C shares. The per share dividends on Class A shares of the Portfolio may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class
A, Class B, Class C and Class Y shares.


      TAXES


      The  Portfolio intends to qualify as  a "regulated investment company"
and to meet   the   requirements  for   distributing "exempt-interest
dividends" under the Internal Revenue Code (the "Code") so that no Federal
income taxes will be payable   by  the  Portfolio  and   dividends representing
net interest received on municipal obligations will not be includable by shareholders in their gross income for Federal income tax purposes. To the extent dividends are derived from taxable income from temporary investments, market discounts or from the excess of net short-term capital gain over net long- term capital loss, they are treated as ordinary income whether the
shareholder has elected to receive them in cash or   in   additional  shares.
Capital gains distributions, if any, whether paid in cash or invested in shares of the Portfolio, will be taxable to shareholders.

      Exempt-interest dividends allocable to interest received by the Portfolio from the AMT-Subject Bonds in which the Portfolio may invest will be treated as interest paid directly on such obligations and will give
rise to an "item of tax preference"    that    will    increase     a
shareholder's alternative minimum taxable income.   In   addition,  for
corporations, alternative minimum taxable income will be increased by a percentage of the amount by which a special measure of income (including exempt-interest dividends) exceeds the amount otherwise determined to be
alternative   minimum  taxable   income.  Accordingly, investment in the
Portfolio may  cause shareholders to be subject to  (or result in an increased
liability under)   the  AMT.  The  Fund  will  annually furnish to its
shareholders a report indicating the ratable

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Dividends,   Distributions  and  Taxes
(continued)
================================================================================

portion of exempt-interest dividends attributable to AMT-Subject
Bonds.

      The Portfolio will be treated as a separate regulated investment company for Federal tax purposes. Accordingly, the Portfolio's net investment income is determined separately based on the income earned on its securities less its costs of operations. The Portfolio's net long- term and short-term gain (loss) realized on investments is determined after offsetting
any capital loss carryover   of  the  Portfolio   from   prior periods.

     Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of the Fund will not be deductible to the extent that the Fund's distributions are exempt from Federal income tax. In addition, any loss realized upon the redemption of shares held less than 6 months will be disallowed to the extent of any exempt-interest dividends received by the
shareholder during such period.   Further,   persons   who   may   be
"substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisors concerning an investment in the Fund.

      FLORIDA TAXES

      Florida currently does not impose an income tax on individuals. Thus individual shareholders of the Portfolio will not be subject to any Florida state income tax on distributions received from the Portfolio. However, certain distributions will be taxable to corporate shareholders that are subject to Florida corporate income tax.

        Florida    currently    imposes    an "intangibles tax" on certain
securities and other intangible assets owned by Florida residents. Certain types of municipal obligations of Florida issuers, U.S. Treasury securities and
municipal obligations    issued   by    certain    U.S.  territories and
possessions are exempt from this  intangibles  tax. Consistent  with  its
fundamental policy to invest not less than   80%   of   its  assets  in
municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax), the Portfolio will seek
generally  to   select investments that will enable its shares to be exempt
from the Florida intangibles tax and will attempt to ensure that all   of   its
assets held on the annual assessMent date are exempt from this tax. The Fund also has received a ruling from the Florida Department of Revenue that, if on the annual assessment date of any year the Portfolio consists solely of such exempt assets, then the Portfolio's shares will be exempt from the Florida intangibles tax. The Portfolio intends to provide shareholders annually with information relating to its assets necessary to permit shareholders to determine whether the value of Portfolio shares held is exempt from the Florida intangibles tax.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Dividends,  Distributions  and  Taxes
(continued)
================================================================================

         Investors    purchasing    municipal obligations of their state of
residence, or a fund comprised of such obligations, should recognize that the benefits of the exemption from local taxes, in addition to the exemption from Federal taxes, necessarily limits the fund's ability to diversify
geographically. The Portfolio will   make   available   annually   to   its
shareholders information concerning the tax status of its distributions, including the amount of its dividends designated as exempt-interest dividends and as capital gain dividends.

     The foregoing is only a brief summary of some of the important tax
considerations   generally   affecting    the Portfolio and its shareholders.
Additional  tax information of  relevance  to particular investors is contained
in the   Statement  of  Additional  Information.  Investors are urged to consult their tax advisors with specific reference to their own tax situation.

Purchase of Shares

      GENERAL

      The Portfolio offers four Classes of shares. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions. Class Y shares are sold without an initial sales charge or CDSC and are available only to investors investing a minimum of $5,000,000. See "Prospectus Summary - Alternative Purchase Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.

      Purchases of Portfolio shares must be made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Portfolio, investors must specify whether the purchase is for Class A, Class B, Class C or Class Y shares. No maintenance fee will be charged by the Portfolio in connection with a brokerage account through which an investor purchases or holds shares.


      Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account in the Portfolio. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. For participants in the Portfolio's Systematic Investment Plan, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements in

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares
================================================================================


Class A for employees of Travelers and its subsidiaries, including Smith Barney, and their spouses and children, unitholders who invest distributions from a UIT sponsored by Smith Barney and Trustees of the Fund and their spouses and children. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, TSSG, a subsidiary of First Data
Corporation. Share certificates   are   issued   only   upon   a shareholder's
written request to TSSG. It is not recommended that the Portfolio be used as a vehicle for Keogh, IRA or other qualified retirement plans.

      Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day (the "trade date"). Orders received by dealers or introducing brokers prior to the close of regular trading on the NYSE on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith
Barney prior to Smith Barney's  close  of  business.  Payment   for Portfolio
shares is due on the third business day after the trade date.


     SYSTEMATIC INVESTMENT PLAN


     Shareholders may make additions to their accounts at any time by
purchasing shares   through  a  service  known  as   the Systematic Investment
Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preauthorized transfers of $50 or more to charge the regular bank account or other financial institution indicated by the
shareholder on a monthly or quarterly   basis   to   provide   systematic
additions to the shareholder's Portfolio account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Systematic Investment Plan also authorizes Smith
Barney  to  apply cash held in the shareholder's Smith Barney   brokerage
account  or  redeem   the shareholder's shares of a Smith Barney money  market
fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

       INITIAL SALES CHARGE ALTERNATIVE - CLASS A SHARES

       The   sales   charges  applicable   to purchases of Class A shares of
the Portfolio are as follows:

================================================================================
                                        Sales Charge              Dealer's
                                   %   of      % of Amount  Reallowance as % of
Amount of Investment           Offering Price    Invested      Offering Price
--------------------------------------------------------------------------------
   Less  than    $25,000                4.00%     4.17%            3.60%
      $25,000  -   49,999               3.50      3.63             3.15
      $50,000  -   99,999               3.00      3.09             2.70
     $100,000  -  249,999               2.50      2.56             2.25
     $250,000  -  499,999               1.50      1.52             1.35
     $500,000  and  over                  *         *                *
================================================================================

      * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase.  The  CDSC on  Class  A  shares
is payable to Smith Barney, which compensates     Smith    Barney     Financial
Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class B and Class C shares is waived. See "Deferred Sales
Charge  Alternatives"   and "Waivers of CDSC."



     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

      The reduced sales charges shown above apply to the aggregate of purchases of Class A shares of the Portfolio made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. The reduced sales charge minimums may also be met by aggregating the purchase with the net asset value of all Class A shares offered with a
sales charge held in funds sponsored   by  Smith  Barney  listed   under
"Exchange Privilege."

      INITIAL SALES CHARGE WAIVERS


      Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees of the Fund, employees of Travelers and its subsidiaries, and
employees of members   of  the  National  Association   of Securities Dealers,
Inc., or to the spouses   and   children  of   such   persons (including the
surviving spouse of a deceased Trustee or employee, and retired Trustees or employees); (b) offers of Class A shares to any other

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

investment company in connection with the combination of such company with the Portfolio by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial
Consultant (for  a  period  up  to  90  days  from   the commencement of the
Financial Consultant's employment   with  Smith  Barney),   on   the condition
the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and
(iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Portfolio (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Portfolio) and who wish to reinvest their redemption proceeds in the Portfolio, provided the reinvestment is made within 60 calendar days of the redemption; (e) accounts managed by registered  investment  advisory subsidiaries of Travelers; and (f) investments
of  distributions  from  a   UIT sponsored by Smith Barney. In order to obtain
such discounts, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase would qualify for the elimination of the sales charge.

      RIGHT OF ACCUMULATION


      Class A shares of a Portfolio may be purchased by "any person" (as defined above) at a reduced sales charge or at net asset value determined by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Portfolio and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange
Privilege" then held by such person   and   applying  the   sales   charge
applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to
permit verification that the purchase qualifies for the reduced   sales
charge.   The   right    of accumulation is subject to modification or
discontinuance  at any time with  respect  to all shares purchased thereafter.


      GROUP PURCHASES

      Upon completion of certain automated systems, a reduced sales charge or purchase at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each
participant makes the minimum  initial  investment  required.   The sales
charge applicable to purchases by each   member  of  such  a  group   will   be
determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares," and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

share holdings of, all members of the group. To be eligible for such reduced sales charges or to purchase at net asset value, all purchases must be pursuant to an employer-or partnership-sanctioned plan meeting certain requirements. One such requirement is that the plan must be open to
specified partners or employees   of   the   employer    and    its
subsidiaries, if any. Such plan may, but is not   required   to,  provide   for
payroll deductions. Smith Barney may also offer a reduced sales charge or net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Portfolio shares at
a  discount  and   (c) satisfies uniform criteria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Portfolio and the members, and must
agree  to  include  sales  and   other materials related to the Portfolio in
its publications  and mailings to members  at  no cost to Smith Barney. In
order to obtain  such  reduced  sales  charge  or   to purchase at net asset
value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. Approval of group purchase reduced sales charge plans is subject to the discretion of Smith Barney.

      LETTER OF INTENT


      Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes purchases of all Class A shares of the Portfolio and other funds of the Smith Barney Mutual Funds offered with a sales charge over the 13 month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned. An alternative is to compute the 13 month period starting up to 90 days before the
date of execution of a Letter of Intent.  Each  investment  made  during   the
period receives the reduced sales charge applicable  to  the  total  amount
of   the investment goal. If the goal is not achieved within the

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. Please contact a Smith Barney Financial Consultant or TSSG to obtain a Letter of Intent application.


      Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Portfolio and agree to purchase a total of $5,000,000 of Class Y shares of the same Portfolio within six months from the date of the Letter. If a total investment of $5,000,000 is not made within the six-month period, all Class Y shares purchased to date will be transferred to Class A shares, where they will be subject to all fees (including a service fee of 0.15%) and expenses applicable to the Portfolio's Class A shares, which
may include a CDSC of 1.00%.  Please   contact  a  Smith  Barney  Financial
Consultant or TSSG for further information.


      DEFERRED SALES CHARGE ALTERNATIVES


      "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Portfolio. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class B shares; (b) Class C shares; and (c) Class A shares which when combined with Class A shares offered with a sales charge currently held by an investor equal or exceed $500,000 in the aggregate.

      Any applicable CDSC will be assessed on an amount equal to the lesser of the original cost of the shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Portfolio assets; (b) reinvestment of dividends or capital gain distributions; (c) with respect to Class B shares, shares redeemed more than five years after their purchase; or (d) with respect to Class C shares and Class A shares that are CDSC Shares, shares redeemed more than 12 months after their purchase.


      Class C shares and Class A shares that are CDSCShares are subject to a 1.00% CDSC if redeemed within 12 months of purchase. In circumstances in which the CDSCis imposed on Class B shares, the amount of the charge will depend on the number of years since the shareholder made the purpose payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

aggregated and deemed to have been made on the last day of the preceding Smith Barney statement month. The following table sets forth the rates of the
charge for   redemptions  of  Class  B   shares   by shareholders:

     Year Since Purchase
     Payment Was Made                                   CDSC
     ----------------------------------------------------------
     First                                              4.50%
     Second                                             4.00%
     Third                                              3.00%
     Fourth                                             2.00%
     Fifth                                              1.00%
     Sixth                                              0.00%
     Seventh                                            0.00%
     Eighth                                             0.00%
     -----------------------------------------------------------

        Class    B   shares   will    convert automatically to Class A shares
eight years after the date on which they were purchased and thereafter will no longer be subject to any distribution fees. There will also be converted at that time such proportion of Class B Dividend Shares owned by the shareholder
as the total number   of  his  or  her  Class   B   shares converting at the
time bears to the total of number of outstanding Class B shares (other than Class B Dividend Shares) owned by the shareholder. Shareholders who held Class B shares of Smith Barney Shearson Short-Term World Income Fund (the "Short-Term World Income Fund") on July 15, 1994 and who subsequently exchange those shares for Class B shares of the Portfolio will be offered the opportunity to exchange all such Class B shares for Class A shares of the
Portfolio four years after the date on which those   shares  were  deemed  to
have   been purchased. Holders of such Class B shares will  be notified of the pending exchange in writing approximately 30 days before the fourth anniversary of the purchase date and, unless the exchange has been rejected in writing, the exchange will occur on or about the fourth anniversary date. See "Prospectus Summary -- Alternative Purchase Arrangements -- Class B Shares Conversion Feature."

      In determining the applicability of any CDSC, it will be assumed that a
redemption   is   made   first   of    shares representing capital
appreciation, next of shares   representing  the  reinvestment   of dividends
and capital gain distributions and finally of other shares held by the shareholder for the longest period of time. The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were initially acquired in one of

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

the  other  Smith  Barney Mutual  Funds,  and Portfolio shares being redeemed
will be considered   to  represent,  as   applicable, capital appreciation or
dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

       To  provide  an  example,  assume   an investor purchased 100 Class B
shares at $10   per   share  for  a  cost  of   $1,000.  Subsequently, the
investor acquired 5 additional shares through dividend reinvestment. During the fifteenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4.00% (the applicable rate for Class B shares) for a total deferred sales charge of $9.60.

      WAIVERS OF CDSC


     The CDSC will be waived on:(a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the withdrawal plan
commences (see   "Automatic   Cash  Withdrawal   Plan") (provided, however,
that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994); (c) redemptions of shares within twelve months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Portfolio with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.


      CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the
case  of  all  other  shareholders)  of   the shareholder's status or holdings,
as the case may be.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Exchange Privilege
================================================================================

      Except as otherwise noted below, shares of each Class may be exchanged for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A, Class B and Class C shares are
subject to minimum   investment  requirements  and   all shares are subject to
the other requirements of the fund into which exchanges are made and a sales charge differential may apply.


Fund Name -------------------------------------------------------------------
       Growth Funds
           Smith Barney Aggressive Growth  Fund Inc.
           Smith Barney Appreciation Fund Inc.
           Smith Barney Fundamental  Value  Fund Inc.
           Smith Barney Growth Opportunity Fund
           Smith Barney Managed Growth Fund
           Smith Barney Special Equities Fund
           Smith Barney Telecommunications Growth Fund

        Growth and Income Funds
            Smith Barney Convertible Fund
            Smith Barney Funds, Inc. -- Income and Growth Portfolio Smith Barney Growth and Income Fund
            Smith Barney Premium Total Return Fund
            Smith Barney Strategic Investors Fund
            Smith Barney Utilities Fund

        Taxable Fixed-Income Funds
         ** Smith Barney Adjustable Rate Government Income Fund
            Smith Barney  Diversified  Strategic Income Fund
         * Smith Barney Funds, Inc. -- Income Return Account Portfolio *** Smith Barney Funds, Inc. -- Short-Term U.S. Treasury
            Securities Portfolio
            Smith Barney Funds,  Inc.  --  U.S.  Government Securities
            Portfolio
            Smith Barney Government Securities Fund
            Smith Barney High Income Fund
            Smith Barney Investment Grade Bond Fund
            Smith Barney Managed Governments Fund Inc.

        Tax-Exempt Funds
            Smith Barney Arizona Municipals  Fund Inc.
            Smith Barney California Municipals Fund Inc.

================================================================================
Exchange Privilege (continued)
================================================================================


          * Smith Barney  Intermediate  Maturity California Municipals Fund
          * Smith Barney Intermediate Maturity New York Municipals Fund Smith Barney Managed Municipals Fund Inc.
            Smith Barney Massachusetts Municipals Fund
         * Smith Barney Muni Funds -- Florida Limited Term Portfolio Smith Barney Muni Funds -- Georgia Portfolio *
            Smith Barney Muni Funds -- Limited Term Portfolio
            Smith Barney Muni Funds -- National Portfolio
            Smith Barney Muni Funds --  New  York Portfolio
            Smith Barney Muni Funds  --   Ohio Portfolio
            Smith Barney New Jersey Municipals Fund Inc.
            Smith Barney Oregon Municipals Fund
            Smith Barney Tax-Exempt Income Fund

        International Funds
            Smith Barney  Precious  Metals   and Minerals Fund Inc.
            Smith Barney  World  Funds,  Inc.  -- Emerging Markets Portfolio
            Smith Barney  World  Funds,  Inc.  -- European Portfolio
            Smith Barney World Funds,  Inc.  -- Global Government Bond Portfolio
            Smith Barney World Funds,  Inc.  -- International Balanced Portfolio
            Smith Barney World Funds,  Inc.  -- International Equity Portfolio
            Smith Barney World Funds,  Inc.  -- Pacific Portfolio

        Money Market Funds
          + Smith Barney Exchange Reserve Fund
        *** Smith Barney Money Funds, Inc. -- Cash Portfolio
        *** Smith Barney Money  Funds,  Inc.  -- Government Portfolio
        ++ Smith Barney Money Funds, Inc. -- Retirement Portfolio *** Smith Barney Municipal Money Market Fund, Inc.
       *** Smith Barney Muni Funds -- California Money Market Portfolio *** Smith Barney Muni Funds -- New York Money Market Portfolio

------------
       * Available for exchange with Class A, Class C and Class Y shares of the Portfolio.
       ** Available for exchange with Class A, Class B and Class Y shares of the Portfolio.
       *** Available for exchange with Class A and Class Y shares of the
           Portfolio.
       + Available for exchange with Class B and Class C shares of the Portfolio.
       ++  Available for exchange with  Class  A shares of the Portfolio.

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Exchange Privilege (continued)
================================================================================

      Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the
mutual fund being acquired in the exchange   over  the  sales  charge   rate(s)
actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange. Class A shares held in the Portfolio prior to November 7, 1994 that are subsequently exchanged for shares of other funds of the Smith Barney Mutual Funds will not be subject to a sales charge differential.

      Class B Exchanges. In the event a Class B shareholder (unless such shareholder was a Class B shareholder of the Short-Term World Income Fund on July 15, 1994) wishes to exchange all or a portion of his or her shares in any of the funds imposing a higher CDSC than that imposed by the Portfolio, the exchanged Class B shares will be subject to the higher applicable CDSC. Upon an exchange, the new Class B shares will be deemed to have been purchased on the same date as the Class B shares of the Portfolio that have been exchanged.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Portfolio that have been exchanged.

      Class Y Exchanges. Class Y shareholders of the Portfolio who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.


      Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Portfolio's performance and its shareholders. The
investment  adviser  may  determine  that   a pattern of frequent exchanges is
excessive and contrary to the best interests of the Portfolio's other shareholders. In this event, the investment adviser will notify Smith Barney that the Fund may, at its discretion, decide to limit additional purchases and/or exchanges by the shareholder. Upon

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Exchange Privilege (continued)
================================================================================


such a determination, the Fund will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Portfolio or (b) remain invested in the Portfolio or exchange into any of the funds of the Smith Barney Mutual
Funds ordinarily available, which  position  the  shareholder  would   be
expected to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.


      Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Portfolio reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.

================================================================================
Redemption of Shares
================================================================================


      The Fund is required to redeem the shares of the Portfolio tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in
proper form at no charge   other  than  any  applicable   CDSC.  Redemption
requests received after the close of regular trading on the NYSE are priced at the net asset value next determined. If a shareholder holds shares in more than one Class, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Fund's transfer agent receives further
instructions   from Smith Barney, or if the shareholder's account  is not with
Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the third business day following receipt of proper tender, except on any days on which the NYSE is closed or as permitted under
the   1940   Act   in   extraordinary circumstances. Generally, if the
redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Exchange Privilege (continued)
================================================================================

temporarily   uninvested  funds.   Redemption proceeds for shares purchased by
check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.

     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:

        Smith   Barney   Muni   Funds/Florida Portfolio Class A, B, C or Y
     (please specify) c/o The Shareholder Services Group, Inc. P.O. Box 9134 Boston, Massachusetts 02205-9134

      A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered. If the shares to be redeemed were issued in certificate form,
the certificates must   be  endorsed  for  transfer   (or   be accompanied by
an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request, share
certificate or stock power must be guaranteed    by   an   eligible
guarantor institution such as a domestic bank, savings and  loan institution,
domestic credit union, member bank of the Federal Reserve System   or   member
firm  of   a   national securities exchange. TSSG may require additional
supporting    documents     for redemptions made by corporations, executors,
administrators,  trustees  or  guardians.   A redemption request will not be
deemed properly received until TSSG receives all required documents in proper form.

     AUTOMATIC CASH WITHDRAWAL PLAN


      The Portfolio offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive cash payments of at least $50 monthly or quarterly. The withdrawal plan will be carried over on exchanges between funds or Classes of the Portfolio. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the
shareholder's shares subject to the CDSC   at   the  time  the  withdrawal
plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of the

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Exchange Privilege (continued)
================================================================================

shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.

================================================================================
Minimum Account Size
================================================================================


      The Fund reserves the right to redeem involuntarily any shareholder's account if the aggregate value of the shares held in a Portfolio account is less than $500. (If a shareholder has more than one account in this Portfolio, each account must satisfy the minimum account size.) The Fund,
however, will not redeem   shares   based  solely   on   market reductions in
net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring the account up to the minimum to avoid involuntary liquidation.


================================================================================
Performance
================================================================================

      From time to time the Portfolio may include its yield, tax equivalent yield, total return and average annual total return in advertisements. In addition, in other types of sales literature the Portfolio may also include its distribution rate. These figures are computed separately for Class A, Class B, Class C and Class Y shares of the Portfolio. These figures are based on historical earnings and are not intended to indicate future performance. The yield of a Portfolio class refers to the net income earned by an investment in the Class over a thirty-day period ending at month end. This net income, which does not include any element of non-tax exempt income if any, is then annualized, i.e., the amount of income earned by the investment during that thirty-day period is assumed to be earned each 30-day period for twelve periods and is expressed as a percentage of the investment. The net income earned on the investment for six periods is also assumed to be reinvested at the end of the sixth 30-day period. The tax equivalent yield is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an after-tax yield equivalent to the tax-exempt yield of the Class. The yield and tax equivalent yield quotations are calculated according to a formula prescribed by the SEC to facilitate comparison with yields quoted by other investment
companies.  The distribution rate is calculated by    annualizing    the
latest    monthly distribution and dividing the result by the maximum  offering price per share as of the end of the period to which the distribution relates. The distribution rate is not

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Performance
================================================================================


computed in the same manner as, and therefore can be significantly different from, the above described yield. Total return is computed for a specific period of time assuming deduction of the maximum sales charge, if any, from the
initial amount  invested  and  reinvestment  of   all income dividends and
capital gains distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%. The standard average annual total return, as prescribed by
the SEC, is derived from this total   return,  which  provides  the  ending
redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking
sales charges into account. The Portfolio may   also  include  comparative
performance information in advertising or marketing its shares. Such performance information may include data from Lipper Analytical Services,
Inc.    and   other    financial publications.


================================================================================
Management of the Fund
================================================================================

     TRUSTEES

      Overall  responsibility for  management and supervision of the Fund rests
with   the   Fund's  Trustees.  The  Trustees approve all significant
agreements between  the  Fund  and  the  companies  that furnish services to
the Fund and the Portfolio,  including  agreements  with   the Fund's
distributor, investment adviser, custodian  and transfer agent. The day-to-day
operations of the Portfolio are delegated   to  the  Portfolio's   investment
adviser. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the Fund.

     MANAGER


      Prior  to  December  31,  1994,  Mutual Management Corp. ("MMC") managed
the day-to-day   operations  of   the   Portfolio pursuant to a management
agreement entered into by the Fund on behalf of the Portfolio. Effective December 31, 1994, the Trustees of the Fund approved the transfer of all of the management agreements with MMC to Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager"), an affiliate of MMC. Investment management of the Portfolio under SBMFM is conducted by the same personnel who managed
the Portfolio under MMC.  The    reporting   requirements   for   these
individuals has also remained unchanged. In addition, because the original management agreement with MMC was simply transferred to SBMFM, the terms
of   the agreement (including the fee) have remained the same.

Smith Barney Muni Funds - Florida Portfolio
================================================================================
Management of the Fund (continued)
================================================================================


       SBMFM,  which  until  November,   1994 operated under the name Smith,
Barney Advisers, Inc., was incorporated in 1968 under the laws of Delaware. SBMFM is a subsidiary of Holdings, the parent company of Smith Barney (the "Distributor"). Holdings is a wholly-owned subsidiary of Travelers
which is a financial services holding   company   engaged,   through    its
subsidiaries, principally in four business segments:   Investment   Services,
Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. SBMFM, Holdings and Smith Barney are each located at
388  Greenwich Street, New York, New York 10013.

      SBMFM provides the Fund with investment management services and executive and other personnel, pays the remuneration of Fund officers, provides the Fund with office space and equipment, furnishes the Fund with bookkeeping,
accounting,   administrative   services   and services relating to research,
statistical  work  and  supervision  of   the Portfolio. For the Fund's last
fiscal year, the management fee was 0.45% of the Portfolio's average daily net assets for each Class of shares. For the fiscal year ended March 31, 1995, total expenses were 0.69% of the average daily net assets for Class A shares (total expenses for Class A shares are based on actual Portfolio operating expenses for fiscal year ended March 31, 1995. However, 12b-1 fees have been restated to reflect the anticipated level of 12b-1 fees for the current fiscal period.); 1.20% of the average daily net assets for Class B shares; and 1.25% of the average daily net assets for Class C shares.


     PORTFOLIO MANAGEMENT

      Peter M. Coffey, a Managing Director of Smith Barney, has served as Vice President of the Fund and portfolio manager of the Portfolio since its inception (April 2, 1991) and manages the day-to-day operations of the Fund, including making all investment decisions. Mr. Coffey also serves as the
portfolio manager for   the   Fund's  other  non-money   market Portfolios.


      Management's discussion and analysis, and additional performance information regarding the Portfolio during the fiscal year ended March 31, 1995 is included in the Annual Report dated March 31, 1995. A copy of the Annual Report may be obtained upon request and without charge from a Smith Barney Financial Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

================================================================================
Distributor
================================================================================


      Smith Barney distributes shares of the Portfolio as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Distributor (continued)
================================================================================

the   public.   Pursuant   to   a   plan   of distribution adopted by the
Portfolio under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A, Class B and Class C shares of the Portfolio at the annual rate of 0.15% of the average daily net assets
attributable to these Classes.   Smith  Barney  is  also   paid   a
distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the average daily net assets attributable to these Classes. Class B shares that automatically convert to Class A shares eight years after the date of original purchase, will no longer be subject to a distribution fee. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class B and Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors; payments to and expenses of Smith Barney Financial Consultants and other persons who provide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated with the sale of Portfolio shares, including lease, utility, communications and sales promotion expenses.

      The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class A, Class B and Class C shares, a
continuing   fee  for  servicing  shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling the different Classes of shares.


      Payments under the Plan with respect to Class B and Class C shares are not tied exclusively to the distribution and shareholder services expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Fund's Trustees will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and
in so doing will consider all   relevant  factors,  including  expenses borne
by Smith Barney, amounts received under the Plan and proceeds of the CDSC.


================================================================================
Additional Information
================================================================================

      The Fund, an open-end, non-diversified management investment company, is organized as a "Massachusetts business trust" pursuant to a Declaration of
Trust dated  August  14,  1985.  Pursuant  to   the Declaration of Trust, the
Trustees have authorized the issuance of twenty series of shares, each representing shares in one

Smith Barney Muni Funds - Florida Portfolio

================================================================================
Additional Information (continued)
================================================================================


of  twenty separate Portfolios. The assets of each Portfolio are segregated and
separately   managed  and   a   shareholder's interest is in the assets of the
Portfolio in which he or she holds shares. Class A, Class B, Class C and Class Y shares of the Portfolio represent interests in the assets of the Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the shareholder service and distribution of Class A, Class B and Class C shares are borne solely by the respective Class and each such Class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b- 1 distribution plan which pertain to that particular Class. It is the intention of the Fund not to hold annual meetings of shareholders. The Trustees may call meetings of shareholders for action by shareholder vote as may be required by the 1940 Act or the Declaration of Trust, and shareholders are entitled to call a meeting of shareholders upon a vote of 10% of the Fund's outstanding shares for purposes of voting on removal of a Trustee or Trustees. Shareholders will receive assistance in communicating with other shareholders in connection with the removal of Trustees as required by Section 16(c) of the 1940 Act. Shares do not have cumulative voting rights or preemptive
rights  and   have   only   such conversion or exchange rights as the Trustees
may grant in their discretion. When issued for payment as described in this Prospectus, the Fund's shares will be fully paid and transferrable (subject to the Portfolio's minimum account size). Shares are redeemable as set forth under "Redemption of Shares" and are subject to involuntary redemption as set forth under "Minimum Account Size."


      PNC Bank, National Association, located at 17th and Chestnut Streets, Philadelphia, PA 19103 serves as custodian of the Portfolio's investments.

     TSSG, located at Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent.

      The Fund sends its shareholders a semi- annual report and an audited
annual report,   which  include  listings   of   the investment securities held
by the Portfolio at the end of the period covered. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. In addition, the Fund also plans to consolidate the mailing of its Prospectus so that a shareholder having multiple accounts will receive a single
Prospectus annually. Shareholders who do not want this consolidation to apply to their account should contact their Smith Barney Financial Consultant or the Fund's transfer agent.

SMITH BARNEY

------------


A Member of Travelers Group [LOGO]










Smith Barney

Muni Funds

Florida Portfolio



388 Greenwich Street

New York, New York 10013




FD 2360 7/95

          STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 26, 1995

                         Acquisition Of The Assets Of

                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                               FLORIDA PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                            (800) 224-7523


          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of Smith Barney Florida Municipals Fund (the "Acquired Fund") to the Florida Portfolio (the "Acquiring Fund") of Smith Barney Muni Funds in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney Muni Funds, dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- Florida Portfolio for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney Florida Municipals Fund for the fiscal year ended October 31, 1994.

     4. Semi-Annual Report of Smith Barney Florida Municipals Fund for the six-month period ended April 30, 1995.

     5.   Pro Forma Financial Statements.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated October 26, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free
(800) 224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated October 26, 1995.

          The date of this Statement of Additional Information is October 26, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                 SMITH BARNEY MUNI FUNDS -- FLORIDA PORTFOLIO
                              DATED JULY 31, 1995

                                JULY 31, 1995

                          SMITH BARNEY MUNI FUNDS
                            388 Greenwich Street
                          New York, New York 10013

                      STATEMENT OF ADDITIONAL INFORMATION

Shares  of  Smith  Barney  Muni  Funds   (the "Fund")  are offered currently
with a  choice of    thirteen   Portfolios,   the   National Portfolio,  the
Limited Term Portfolio, the California Portfolio, the California Limited Term Portfolio, the Florida Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the New York Portfolio, the New Jersey Portfolio, the Ohio Portfolio, the Pennsylvania Portfolio, the California Money Market Portfolio and the New York Money Market Portfolio (collectively referred
to as "Portfolios"     and     individually      as "Portfolio"):

     The National Portfolio and the Limited Term Portfolio each seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The California Portfolio and the California Limited Term Portfolio each seek as high a level of income exempt from Federal income taxes and from California personal income taxes as is consistent with prudent investing.

     The   Florida  Portfolio  and  the Florida   Limited  Term  Portfolio each
     seek to pay its shareholders as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The  Georgia  Portfolio  seeks  as high a level of income exempt from
     Federal  income  taxes  and   from Georgia  personal income taxes  as is
     consistent   with    prudent investing.

     The  New  York Portfolio seeks  as high a level of income exempt from
     Federal income taxes and from New York   State  and  New  York  City
     personal income  taxes   as   is consistent with prudent investing.

     The New Jersey Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and New Jersey personal income taxes as is consistent with prudent investing.

     The Ohio Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Ohio personal income taxes as is consistent with prudent investing.

     The Pennsylvania Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Pennsylvania personal income taxes as is consistent with prudent investing.

     The California   Money   Market Portfolio seeks to provide  income
     exempt  from Federal income  taxes and   from   California   personal
     income taxes from a portfolio of high quality short-term municipal obligations selected for liquidity and stability.

     The    New   York   Money    Market Portfolio  seeks  to  provide   its
     shareholders with income exempt from both Federal income taxes and New York State and New York City personal income taxes from a portfolio of high quality short- term New York municipal obligations selected for liquidity and stability.


The National Portfolio, California Portfolio, Florida Portfolio, Georgia Portfolio, New York Portfolio, New Jersey Portfolio, Ohio Portfolio and Pennsylvania Portfolio each offer four classes of shares: Class A, Class B, Class C and Class Y. The Limited Term Portfolio, California Limited Term Portfolio and Florida Limited Term Portfolio each offer three classes of shares: Class A, Class C and Class Y. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but with higher ongoing expenses and a Contingent Deferred Sales Charge ("CDSC") payable upon certain redemptions. Class Y shares are sold without an initial sales charge and
are  available only  to  investors investing  a  minimum  of $5,000,000.   The
California  Money   Market Portfolio  and  the  New  York  Money  Market
Portfolio each offer two classes of shares: Class A and Class Y. Class A shares of each of the California Money Market and New York Money Market Portfolios are sold without an initial sales charge. These alternatives are
designed   to  provide  investors  with   the flexibility  of selecting an
investment best suited to his or her needs based on the amount of purchase, the length of time the investor expects to hold the shares and other circumstances.

This   Statement  of  Additional  Information ("SAI")  is not a prospectus.  It is intended to provide more detailed information about the Fund as well as matters already discussed in each Prospectus and therefore should be read in conjunction with the appropriate Prospectus which may be obtained from the Fund or a Smith Barney Financial Consultant.

                                 TABLE OF CONTENTS




                                                                          Page

Trustees and Officers                                                      4
Additional Information Regarding Investment Policies                       6
Additional Tax  Information                                               10
Investment Restrictions                                                   11
Performance  Information                                                  13
Valuation  of  Shares                                                     16
The Management Agreement                                                  17
Distribution                                                              20
Custodian                                                                 20
Independent  Auditors                                                     20
The  Fund                                                                 21
Voting  Rights                                                            22
Financial  Statements                                                     25
Appendix A                                                                26
Appendix B                                                                29
Appendix C                                                                38
Appendix D                                                                49
Appendix E                                                                54
Appendix F                                                                59
Appendix G                                                                61
Appendix H                                                                63

                                 TRUSTEES AND OFFICERS

*JESSICA BIBLIOWICZ, Trustee and President
Executive Vice President of Smith Barney Inc. ("Smith Barney"), President of forty investment companies associated with Smith Barney and Trustee of twelve investment companies associated with Smith Barney; prior to January, 1994, Trustee of Sales and Marketing of Prudential Mutual Funds; Prior to September, 1991, Assistant Portfolio Manager for Shearson Lehman Brothers; 35.

RALPH D. CREASMAN, Trustee
Retired,  4 Moss Hammock Lane, The  Landings, Skidaway  Island,  Savannah,
Georgia  31411.  Trustee   of  ten  ten investment  companies associated  with
Smith Barney.   Inc.("Smith Barney" )(see  below).  Formerly,  Chairman,
President  and  Chief  Executive  Officer of Lionel  D.   Edie  &  Co., Inc.
(investment counselors), Chairman of Edie International S.A. and President and Trustee of Edie Ready Assets Trust, Fundamerica of Japan, Edie Special Growth Fund and Edie Capital Fund; 73.

JOSEPH H. FLEISS, Trustee
Retired,  3849 Torrey Pines Blvd.,  Sarasota, Florida 34238.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly,
Senior Vice President  of Citibank,   Manager   of Citibank's    Bond
Investment Portfolio and Money Management Desk and a Trustee of Citicorp Securities Co., Inc.Inc; 77.

DONALD R. FOLEY, Trustee
Retired,   3668  Freshwater  Drive,  Jupiter, Florida 33477.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly, Vice
President  of  Edwin Bird  Wilson, Incorporated (advertising);  72.

PAUL HARDIN, Trustee
Retired, 60134 Davie Street, Chapel Hill,  N.  C.  27514.   Trustee   of
twelve investment  companies associated  with Smith Barney;   and   a
Trustee  of   The   Summit Bancorporation.  Formerly, Chancellor of  the
University of North Carolina at Chapel  Hill; 63.

FRANCIS P.. MARTIN, Trustee
Practicing  physician,  2000  North   Village Avenue,  Rockville Centre,  New
York  11570.  Trustee   of  ten  investment  companies associated  with
Smith  Barney.    Formerly, President of  the  Nassau Physicians'  Fund, Inc.;
70 70.

*HEATH B. MCLENDON, Chairman of the Board and Chief Executive Officer
Managing Trustee of Smith Barney; Trustee  of forty-one   investment companies
associated with Smith Barney; President of Smith Barney Mutual Fund Management Inc. ("SBMFM" or the "Manager"); Chairman of Smith Barney Strategy Advisers Inc.; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers, Inc.; Vice Chairman of Shearson Asset Management; 61.

RODERICK C. RASMUSSEN, Trustee
Investment   Counselor,  81  Mountain   Road, Verona, New Jersey 07044.
Trustee of ten investment  companies associated with  Smith Barney.
Formerly, Vice President of Dresdner and Company Inc.  (investment counselors);
68.

_______________
*Designates an "interested person" as defined in the Investment Company Act of 1940 whose business address is 388 Greenwich Street, New York, NY
10013388 Greenwich Street, New York,   NY   10013.   Such  person   is   not
separately  compensated as a Fund officer  or Trustee.

JOHN P. TOOLAN, Trustee
Retired,  13 Chadwell Place, Morristown,  New Jersey, 07960.  Trustee of ten
investment companies   associated  with  Smith Barney.  Formerly,  Trustee
and  Chairman  of   Smith Barney Trust Company, Trustee of Smith Barney
Holdings Inc. and the Manager and Senior Executive Vice President, Trustee and Member of the Executive Committee of Smith Barney; 64.

C. RICHARD YOUNGDAHL, Trustee
Retired,  339 River Drive, Tequesta,  Florida 33469.    Trustee   of  ten  ten
investment companies   associated  with Smith   Barney.  Formerly Chairman of
the Board of Pensions of the Lutheran Church in America and Chairman of the Board and Chief Executive Officer of Aubrey G. Lanston & Co. (dealers in U.S. Government securities) and President of the Association of Primary
Dealers   in   U.S.  Government Securities;79.

*LEWIS E. DAIDONE, Senior Vice President  and Treasurer
Managing Trustee of Smith Barney; Senior Vice President and Treasurer of forty-one investment companies associated with Smith Barney, and Trustee and Senior Vice President of the Manager; 37.

*PETER   M. COFFEY,  Vice   President  and Investment Officer
Managing   Director  of Smith   Barney   and Portfolio  Manager.  Prior to
August, 1993, Managing Director and Portfolio Manager of Shearson Lehman Brothers Inc. Managing Trustee of Smith Barney and Vice President of the
Manager and three investment companies   associated  with  Smith   Barney;
51.

*LAWRENCE   MCDERMOTT,  Vice  President  and Investment Officer
Managing Trustee of Smith Barney and Vice President of the Fund and eleven investment companies associated with Smith Barney; 47.

*KAREN  LIN MAHONEY-MALCOMSON, Vice President and Investment Officer
Vice President of Smith Barney and the Fund and ten investment companies associated with Smith Barney; 37.

*THOMAS M. REYNOLDS, Controller
Trustee of Smith Barney and Controller of the Fund    and   eleven   investment
companies associated with Smith Barney; 34.

*IRVING P. DAVID, Controller
Vice President of Smith Barney and Controller of the   Fund  and  thirty-five
investment companies   associated  with  Smith Barney.  Formerly   Assistant
Treasurer   of   First Investment Management Company; 34.

*CHRISTINA T. SYDOR, Secretary Managing   Trustee   of  Smith   Barney   and
Secretary  of forty-one  investment companies   associated  with Smith
Barney; Secretary and  General  Counsel  of  the Manager; 44.

_______________________
*   Designates an  "interested  person"   as defined in the Investment Company
Act of 1940 whose   business  address  is  388  Greenwich Street,  New York, NY
10013 is 388 Greenwich Street, New York, NY 10013. Such person is not separately compensated as a Fund officer or Trustee.

The  following  table shows   the compensation  paid  by  the  Fund   to   each
director during the Fund's last fiscal year. None of the officers of the Fund recieved any compensation from the Fund for such period. Officers and interested directors of the Fund are compensated by Smith Barney.

                                 COMPENSATION TABLE

                                                                                             Total
                                                    Pension or         Compensation         Number of
                                                    Retirement          from Fund           Funds for
                               Aggregate        Benefits Accrued         and Fund         Which Trustee
                             Compensation         as part of             Complex          Serves Within
Name of Person                from Fund           Fund Expenses      Paid to Trustees      Fund Complex

Jessica Bibliowicz(*)           $ 0                     $0              $ 0                     12
Ralph D. Creasman            11,396.00                   0            51,500.00                 10
Joseph H.  Fleiss            11,196.00                   0            50,900.00                 10
Donald R.  Foley             11,396.00                   0            51,500.00                 10
Paul Hardin                   6,698.00                   0            27,800.00(**)             12(**)
Francis P.  Martin           11,396.00                   0            51,500.00                 10
Heath B.  McLendon(*)             0                      0                0                     41
Roderick C.  Rasmussen       11,396.00                   0            51,500.00                 10
John P. Toolan               11,396.00                   0            51,500.00                 10
C. Richard Youngdahl         11,396.00                   0            51,500.00                 10



(*)  Designates an "interested Trustee."
(**) Reflects the compensation paid to Dr. Hardin and the number of funds within the Fund Complex for which Dr. Hardin serves as a Trustee as of the date of this Statement of Additional Information. For the fiscal year ended December 31, 1994, Mr. Hardin served as a Trustee of 25 funds within the Fund Complex and was paid $96,400.

 On  July 1, 1995 Trustees and officers  owned in   the  aggregate  less
than  1%  of   the outstanding shares of the Fund.

                ADDITIONAL INFORMATION REGARDING INVESTMENT POLICIES

In general, municipal obligations are debt obligations (bonds or notes) issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities the interest on which is exempt from Federal income tax in the opinion of bond counsel to the issuer. Municipal obligations are issued to obtain funds for various public purposes that enhance the quality of life, including the
construction of a wide range  of  public facilities,   such   as  airports,
bridges, highways,     housing     hospitals,     mass transportation, schools,
streets, water and sewer works and gas and electric utilities. They may also be issued to refund outstanding obligations, to obtain funds for
general operating  expenses, or to  obtain  funds  to loan   to   other  public
institutions   and facilities and in anticipation of the receipt of   revenue
or  the  issuance   of   other obligations.    In   addition,    the    term
"municipal   obligations"  includes   certain types  of industrial development
bonds issued by  public  authorities to  obtain  funds  to provide various
privately-operated facilities for   business  and  manufacturing,  housing,
sports,  convention or trade show facilities, airport,  mass  transit,  port
and   parking facilities,  air  or water pollution  control facilities, and certain facilities for water supply, gas, electricity or sewerage or solid waste disposal.

The   two   principal   classifications    of municipal     obligations    are
"general obligation"    and    "revenue."      General obligations   are
secured  by  a   municipal issuer's  pledge of its full  faith,  credit, and taxing power for the
payment of principal and   interest.    Revenue obligations   are payable
only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or
other specific revenue source.    Although  industrial development bonds
("IDBs")  are  issued  by   municipal authorities,  they are generally  secured
by the  revenues  derived from payments  of  the industrial   user.   The
payment   of   the principal  and interest on IDBs is  dependent solely  on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so
financed as security  for  such payment.  Currently,  the majority   of   each
Portfolio's   municipal obligations are revenue bonds.

For    purposes   of   diversification    and concentration  under the
Investment  Company Act  of  1940 (the "Act"), the identification of   the
issuer  of  municipal  obligations depends  on the terms and conditions  of the obligation. If the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the obligation is backed only by the assets and revenues of the subdivision, such subdivision is regarded as the sole issuer. Similarly, in the case of an industrial development
revenue  bond  or  a   pollution control  revenue bond, if the bond is  backed
only  by  the  assets  and  revenues  of  the nongovernmental   user,  the
nongovernmental user  is regarded as the sole issuer.  If  in either   case
the  creating  government   or another entity guarantees an obligation,  the
guaranty is regarded as a separate security and treated as an issue of such guarantor.

Among the types of short-term instruments in which each Portfolio may invest are floating or variable rate demand instruments, tax- exempt commercial paper (generally having a maturity of less than nine months), and other types
of notes generally having maturities of less   than   three  years,   such   as
Tax Anticipation   Notes,  Revenue   Anticipation Notes, Tax and Revenue
Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand
feature that   enables  the  holder  to  redeem   the investment  on no more
than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime
rate).   Each Portfolio  may  purchase participation interest in variable rate
tax- exempt   securities   (such   as   Industrial Development    Bonds)
owned    by    banks.  Participations are frequently  backed  by  an
irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolio.
Participation interests  will  be purchased   only,   if  management   believes
interest income on such interests will be tax- exempt  when  distributed  as
dividends   to shareholders.

Investments in participation interests in variable rate tax-exempt securities (such as IDBs) purchased from banks give the purchaser an undivided interest in the tax-exempt security in the proportion that the Portfolio participation interest bears to the total principal amount of
the tax-exempt  security with    a    demand    repurchase    feature.
Participation interest are frequently  backed by   an  irrevocable  letter  of
credit   or guarantee  of a bank that the Manager,  under the   supervision
of  the   Trustees,   has determined   meets  the  prescribed   quality
standards  for the Portfolio .   A  Portfolio has the right to sell the
instrument back to the bank and draw on the letter of credit on demand on seven days' notice or less, for all or any part of the Portfolio's participation interest in the tax-exempt security, plus accrued interest. Each Portfolio intends to exercise the demand under the letter of credit only (1) upon a default under the terms of the documents of the tax-exempt security, (2) as needed to provide liquidity in order to meet redemptions, or (3) to maintain a high quality investment portfolio. Banks will retain a service and letter of credit fee and a fee for issuing
repurchase comments in an amount equal to the excess  of the   interest   paid
on   the   tax-exempt securities over the negotiated yield at which the
instruments   were   purchased   by   a Portfolio.   The  Manager  will
monitor  the pricing,   quality  and  liquidity   of   the variable rate demand
instruments held by each Portfolio, including the IDBs supported by bank letters of credit or guarantees, on the basis of published financial information, reports of rating agencies and other bank analytical services to which the Manager may subscribe.

The   yields  on  municipal  obligations  are dependent  on a variety of factors, including general market conditions, supply and demand, general conditions of the municipal market, size of a particular offering, the
maturity of  the  obligation  and the  rating  of  the issue.   The  rating  of
Moody's  Investment Service,   Inc.   and   Standard   &   Poor's Corporation
represent their opinion as to the quality  to  the  municipal obligations  that
they   undertake  to  rate.   It  should   be emphasized,  however, that such
ratings are general and are not absolute standards of quality. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields when purchased in the open market, while municipal obligations of the same maturity and coupon with different ratings may have the same yield.

Municipal obligations purchased on a when- issued basis as well as the securities held in each Portfolio are generally subject to similar changes
in market value  based  upon the     public's    perception     of     the
creditworthiness of the issuer and changes in the level of interest rates (i.e., both experiencing appreciation when interest rates decline and
depreciation when interest  rates rise).   Therefore, to the extent a Portfolio
remains substantially fully invested at the same time that it has purchased securities on a when-issued basis, there will be a greater possibility that
the  market  value  of   a Portfolio's     assets    will     fluctuate.
Purchasing a tax-exempt security on  a  when- issued  basis  involves  the risk  that  the yields  available  in  the  market  when  the delivery takes
place may be higher than those obtained  on  the security so  purchased.   A
separate account of each Portfolio consisting of  cash or liquid high-grade
debt securities equal   to  the  amount  of  the  when-issued commitments  will
be established with the Custodian and marked-to-market daily, with additional cash or liquid high-grade debt securities added when necessary. When the time comes to pay for when-issued securities, the Portfolios will meet their respective obligations from then available cash flow, sale of
securities  held  in  the  separate account,   sale   of  other  securities
or, although they would not normally expect to do so,   from   the  sale  of
the   when-issued securities themselves (which may have a value greater   or
lesser than the Portfolios' payment obligations). Sale of securities to meet such obligations carries with it a greater potential for the
realization  of capital  gain,  which  is  not  exempt   from Federal    income
tax   (see    "Dividends, Distributions and Taxes" in the Prospectus).

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, may invest in municipal bond index
futures contracts or  in  listed contracts    based    on   U.S.    Government
securities.   Such investments will  be  made solely  for  the  purpose of hedging against changes in the value of portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. The acquisition or sale of a futures contract could
enable  the  Fund  to protect    a    Portfolio's    assets    from
fluctuations    in   rates   on    tax-exempt securities without actually
buying or selling securities. The municipal bond index futures contract is based on an index of long-term, tax-exempt municipal bonds. The "contract" obligates the buyer or seller to take or make delivery, respectively, of an amount of cash equal to the difference between the value of the index upon liquidation of the "contract" and the price at which the index contract was originally purchased or sold. In connection with the use of futures contracts as a hedging device, there can be no assurance that there will be a precise or even a positive correlation between price movement in the futures contracts with that of the municipal bonds that are the subject of the hedge, consequently, a Portfolio may realize a profit on a futures contract that is less than the loss in the price of the municipal bonds being hedged or may even incur a loss. A Portfolio also may not be able to close a futures position in the event of adverse price movements
or in the event  an  active market   does  not  exist  for  the   hedging
contract on the exchange or board of trade on which the contract is traded.
The successful use of these investments is dependent on the ability of the Manager to predict price or interest rate movements or the correlation of futures and cash markets, or both.

Each  Portfolio may invest in securities  the disposition of which is subject
to  legal  or contractual   restrictions.   The   sale   of restricted
securities  often  requires  more time  and  results in higher dealer discounts
or  other selling expenses than does the sale of   securities  that  are  not
subject   to restrictions    on    resale.      Restricted securities  often
sell at a price lower than similar securities that are not subject to restrictions on resale.

Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another purchased at
approximately the same time to take advantage of   what  the  Manager  believes
to  be   a temporary  disparity  in  the  normal   yield relationship between
the two securities. The Fund believes that, in general, the secondary market for tax-exempt securities in each of the Fund's Portfolios may be less liquid than that for taxable fixed-income securities. Accordingly, the ability of a Portfolio to make purchases and sales of securities in the foregoing
manner  may  be  limited.    Yield disparities   may  occur  for   reasons
not directly related to the investment quality of particular issues or the general movement of interest rates, but instead due to such factors as changes in the overall demand  for or  supply  of  various types  of
tax-exempt securities   or  changes  in  the  investment objectives of
investors.

Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales (including maturities and calls) of portfolio securities to the monthly average of the value of portfolio securities including long-term U.S. Government securities but excluding securities with maturities at acquisition of one year or less. The Fund effects portfolio transactions with  a view towards  attaining the  investment  objective of each  Portfolio
and is not limited to a predetermined rate of portfolio   turnover.    A   high
portfolio turnover  results in correspondingly  greater transaction costs.  The
Fund anticipates that each   Portfolio's   annual   turnover   rate generally
will not exceed 100%.

Though not obligated to do so, the Fund will normally provide upon request a listing of portfolio holdings as of a recent date.

         ADDITIONAL TAX INFORMATION Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the unused capital loss carryovers of the Fund by
Portfolio  were  approximately   as follows:  National Portfolio, $5,911,171;
New York     Portfolio,    $1,310,119,    Florida Portfolio,  $313,998, New
Jersey, $999,309, Limited Term Portfolio, $5,131,067, Georgia Portfolio, $36,179, Ohio Portfolio $28,813, Pennsylvania Portfolio, $114,695, California
Limited  Term Portfolio, $188,158 and Florida Limited   Term   Portfolio,
$514,327.    For Federal  income  tax purposes theses  amounts are  available
to be applied against  future securities  gains,  if  any,  realized.   The
carryovers expire as follows:

                                                                March 31,
PORTFOLIO              1997      1998     1999     2000     2001      2002  2003 (in thousands)

National                --        --      --        --        --         --    $ 5911
California              --        --      --        --        --         --        --
Florida                 --        --      --        --        --         --        314
New Jersey              --        --      --        --        --         --        999
New York                $427     $ 79     --        --        --         --        804
Georgia                  --       --      --        --        --         --         36
Ohio                     --       --      --        --        --         --         29
Pennsylvania             --       --      --        --        --         --        115
Limited Term             --       --      --      $ 450     $ 196        --      4,485
California Limited Term  --       --      --        --        --         --        188
Florida Limited Term    --        --      --        --        --        $ 2        512


Generally, interest on municipal obligations is exempt from Federal income tax. However, interest on municipal obligations that are considered to be industrial development bonds (as defined in the Internal Revenue Code (the
"Code"),  will  not  be exempt  from  Federal income   tax  to  any
shareholder   who   is considered to be a "substantial user" of  any facility
financed by the proceeds of suSh obligations (or a "related person" to such "substantial user" as defined in the Code).

In    addition,    interest   on    municipal obligations  may  subject certain
investors' Social Security benefits to Federal income taxation. Section 86 of the Internal Revenue Code provides that the amount of Social Security benefits includable in gross income for a taxable year is the lesser of (a) one- half of the Social Security benefits or (b) one-half of the amount by which the sum of "modified adjusted gross income" plus one- half of the Social Security benefits exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filling a joint return and zero for married taxpayers not living apart who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross
income, plus   tax-exempt   interest   on   municipal obligations.   To  the
extent  that   Social Security  benefits  are  included  in   gross income they
will be treated as any other item of gross income and therefore may be taxable. Tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security
benefits will be included  in gross   income;   no   tax-exempt   interest,
including that received from the Fund, will be subject to Federal income tax for most investors.

Additionally, the Tax Reform Act of 1986 (the "Tax Reform Act") provides that interest on certain municipal obligations (i.e. certain private activity bonds) issued after August 7, 1986 will be treated as a preference item for purposes of both the corporate and individual alternative minimum tax. Under Treasury regulations, that portion of the Portfolio's exempt-interest dividend which is to be treated as a preference item for shareholders
will   be   based    on    the proportionate share of the interest  received by
the Portfolio from the specified private activity bonds. In addition, the Tax Reform Act provides generally that tax preference items for corporations for 1987-1989 will include one-half the amount by which adjusted net book income (which would include tax- exempt interest) of the taxpayer exceeds the alternative  minimum taxable  income  of  the taxpayer  before  any  amount
is  added   to alternative minimum taxable income because of this preference.

A   similar   provision  based  on   adjusted earnings and profits would apply
after 1989. Investors should consult their tax advisors before investing in shares of the Fund.

From  time  to  time, proceedings  have  been introduced before Congress for
the purpose of restricting or eliminating the Federal income tax   exemption
for interest on municipal obligations. It may be expected that similar proposals may be introduced in the future. If such proposals were to be enacted, the ability of the Fund to pay "exempt interest" dividends could be
adversely affected and the Fund  would  then  need  to  reevaluate   its
investment   objectives  and   policies   and consider changes in its
structure.




                           INVESTMENT RESTRICTIONS

The    Fund   has   adopted   the   following restrictions  as  fundamental
policies that cannot be changed without approval by the holders of a majority of the outstanding voting securities of each Portfolio affected by the matters as defined in the Investment Company Act of 1940 (see "Voting Rights").

Without the approval of a majority of their outstanding voting securities, the National Portfolio and the New York Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investment will be made while borrowing exceeds 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry, except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations of New York State with respect to the New York Portfolio are not considered an industry for purposes of this limitation; (4) The National Portfolio may not with respect to 75% of the value of its total assets, purchase
securities  of   any   issuer   if immediately thereafter more than 5% of
total assets at market value would be invested in the securities of any issuer (except that this limitation does not apply to obligations issued or guaranteed as to principal and interest either by the U.S. Government or its agencies or instrumentalities or by New York State or its political
subdivisions  with respect  to  the  New  York  Portfolio);  (5) Invest   in
securities  issued   by   other investment companies, except as  permitted by
Section 12(d)(1) of the Investment Company Act of 1940 or in connection with a merger, consolidation, acquisition or reorganization; (6) Purchase or hold any real estate, except that a Portfolio may invest in securities secured by real estate or interest therein or issued by persons (other than real estate investment trusts) who deal in real estate or interests therein; (7) Purchase
or  hold  the securities   of  any  issuer,   if   to   its knowledge, Trustees
or officers of  the  Fund individually  owning beneficially more  than .5%  of
the securities of that issuer own  in the   aggregate   more than   5%   of
such securities; (8) write or purchase  put,  call straddle or   spread
options;   purchase securities  on  margin or sell  "short";  (9) Underwrite
the securities of other  issuers; (10)   Purchase   or  sell commodities   and
commodity   contracts,   except   that   each Portfolio  may invest in or  sell
municipal bond index future contracts; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or (ii) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans (and the Fund has no present intention of entering into repurchase agreements).

Without the approval of a majority of its outstanding voting securities, the Limited Term Portfolio, the California Portfolio, the New Jersey Portfolio, the Florida Portfolio, the California Limited Term Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the Pennsylvania Portfolio and the Ohio Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments will be made while borrowing exceed 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Portfolio  and  the   California
Limited Term Portfolio, Municipal Obligations of  New Jersey with respect to
the New Jersey Portfolio,  Municipal Obligations of  Georgia with   respect  to
the  Georgia   Portfolio, Municipal  Obligations of  Pennsylvania  with respect to the Pennsylvania Portfolio and Municipal Obligations of Florida with respect to the Florida Portfolio and the Florida Limited Term Portfolio are not considered an industry for purposes of this limitation; (4) Purchase
or hold any real estate, except that the   Portfolio  may  invest  in
securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or
interests therein; (5) Write or  purchase put,   call,  straddle  or  spread
options; purchase   securities  on  margin   or   sell "short";  (6)
Underwrite the  securities  of other   issuers:   (7)   Purchase   or   sell
commodities  and commodity contracts,  except that  the  Portfolio may invest
in  or  sell municipal   bond  index  futures   contracts, provided that
immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or
(8) Make loans,  except  to  the extent   the  purchase  of  bonds  or   other
evidences  of indebtedness or the entry  into repurchase agreements or deposits
with banks, including  the  Funds'  Custodian,   may   be considered loans.


Without the approval of a majority of its outstanding voting securities, the California Money Market Portfolio and the New York Money Market Portfolio each may not:

(1)   Borrow  money, except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments
will  be  made while  borrowings exceed 5% of total  assets; (2)   Mortgage or
pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Money   Market   Portfolio   and
Municipal   Obligations  of  New  York   with respect   to   the  New  York
Money   Market Portfolio are not considered an industry  for purposes of this
limitation; (4)  Purchase or hold   any  real  estate,  except  that   the
Portfolio may invest in securities secured by real estate or interests therein
or issued by persons  (other  than real estate  investment trusts)   which
deal  in  real   estate   or interests  therein; (5)   Write  or  purchase put,
call,  straddle  or  spread   options; purchase   securities  on  margin   or
sell "short";  (6)   Underwrite the securities  of other   issuers;   (7)
Purchase   or   sell commodities and commodity contracts;  or  (8) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans.

In   order  to  comply  with  certain   state statutes and policies, none of
the Portfolios will, as a matter of operating policy:

(1)   Purchase  oil,  gas  or  other  mineral leases,   rights  or  royalty
contracts   or exploration  or development programs,  except that   each
Portfolio  may  invest  in   the securities  of issuers which operate,  invest
in, or sponsor such programs; (2) invest more than   5%   of  their  assets  in
unseasoned issuers, including their predecessors, which have been in operation for less than three years.

The  foregoing percentage restrictions  apply at   the  time  an  investment
is  made;   a subsequent increase or decrease in percentage may  result  from changes in  values  or  net assets.




                      PERFORMANCE INFORMATION

From  time  to  time,  in advertisements  and other   types   of  sales
literature,   each Portfolio may compare its performance to that of other
mutual funds with similar investment objectives,   to   appropriate   indices
or rankings  such  as those compiled  by  Lipper Analytical   Services,  Inc.
or   to   other financial alternatives.

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, computes the average annual total return during specified periods that would equate the initial amount invested to
the   ending   redeemable   value   of   such investment  by  adding one  to
the computed average annual total return, raising the sum to a power equal to the number of years covered by the computation and multiplying the
result  by  one thousand  dollars  which represents    the    hypothetical
initial investment.     The    calculation    assumes deduction  of the maximum
sales charge from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates
at prices   calculated   as   stated   in    the Prospectus.  The ending
redeemable  value  is determined  by assuming a complete redemption at  the
end of the period(s) covered by  the average   annual  total  return
computation.  Such  standard  total return information  may also  be
accompanied with nonstandard  total return   information  for  differing
periods computed in the same manner but without annualizing the total return or taking sales charges into account.

 Each Portfolio's average annual total return with respect to its Class A Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            2.10%       7.82%     7.60%      8/20/86

Limited  Term       3.64%       6.62%     6.82%      11/28/88

New  York           2.10%       7.86%     6.82%      1/16/87

California          2.22%       7.36%     6.33%      4/3/87

New  Jersey         2.38%        N/       7.97%      10/11/90

Florida             2.53%        N/A      6.93%      4/2/91

Georgia             N/A          N/A      2.04%      4/4/94

Ohio                N/A          N/A     (0.13%)     6/13/94

Pennsylvania        N/A          N/A      4.47%      4/4/94

Florida Ltd. Term   5.05         N/A      4.05%      4/27/93

Cal. Ltd. Term      3.79         N/A      3.17%      4/27/93



Each Portfolio's average annual total return with respect to its Class B Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            N/A         N/A        5.61%          11/7/94

New  York           N/A         N/A        5.42%          11/11/94

California          N/A         N/A        4.68%          11/11/94

New  Jersey         N/A         N/A        6.36%          11/16/94

Florida             N/A         N/A        6.27%          11/16/94

Georgia             N/A         N/A       (1.56%)         6/15/94

Ohio                N/A         N/A       (1.17%)         6/14/94

Pennsylvania        N/A        N/A        (0.07%)         6/20/94

Each Portfolio's average annual total return with respect to its Class C Shares for a one- year period and the life of the Portfolio's Class C shares through March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National            4.80%        N/A       5.48%       1/5/93

Limited  Term       4.51%        N/A       4.92%       1/5/93

New  York           4.66%        N/A       5.25%       1/8/93

California          4.80%        N/A       5.02%       1/5/93

New  Jersey         4.91%        N/A       5.10%       1/5/93

Florida             5.12%        N/A       5.50%       1/5/93

Georgia              N/A         N/A       4.11%       4/14/94

Ohio                 N/A         N/A       2.28%       6/14/94

Pennsylvania         N/A         N/A       7.14%       4/5/94

Florida Ltd. Term   5.84%        N/A       4.70%       5/4/93

Cal.  Ltd.  Term    4.56%        N/A       3.97%       5/18/93




Each Portfolio's average annual total return with respect to its Class Y Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National              N/A       N/A        N/A

Limited Term          N/A       N/A        N/A

New York              N/A       N/A        N/A

California            N/A       N/A        N/A

New Jersey            N/A       N/A        N/A

Florida               N/A       N/A        N/A

Georgia               N/A       N/A        N/A

Ohio                  N/A       N/A        N/A

Pennsylvania          N/A       N/A        N/A

Florida Ltd. Term     N/A       N/A        N/A

Cal.  Ltd.  Term     5.87%      N/A       3.22%       6/23/93


Each Portfolio's yield, other than for the California Money Market Portfolio and the New York Money Market Portfolio, is computed by dividing the net investment income per share earned during a specified thirty day period ending at month end by the maximum offering price per share on the last
day  of  such period   and   analyzing  the  result.    For purposes   of yield
calculation,   interest income  is  determined based on  a  yield  to maturity percentage for each long-term  debt obligation in the Portfolio; income or
short- term  obligations is based on current payment rate.   Yield information
may be accompanied with  information  on  tax  equivalent  yield computed  in
the same manner, with adjustment for  assumed  federal income tax rates.   No
taxable instruments are presently held by the Fund.

Each  Portfolio's  distribution  rate,  other than   for   the   California
Money   Market Portfolio  and  the  New  York  Money  Market Portfolio,  is
calculated by analyzing the latest income distribution and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates. The distribution rate is not computed in the same manner as, and therefore can be significantly different
from, the above described yield which will be computed   in   accordance  with
applicable regulations.   A  Portfolio  may  quote   its distribution  rate
together  with  the  above described  standard total  return  and  yield
information   in   its   supplemental   sales literature.   The  use of  such
distribution rates would be subject to an appropriate explanation of, among other matters, how the components of the distribution rate differ
from the above described yield.   California  Money  Market  Portfolio's
yield with respect to its Class A shares for the seven-day period ended March 31, 1995 was 3.39% (the effective yield was 3.45%) with an average
dollar-weighted portfolio maturity of 16.9   days;   the  New  York  Money
Market Portfolio's yield with respect to its Class A shares  for the seven-day
period ended  March 31,  1995 was 3.32% (the effective yield  was 3.38%)   with
an   average  dollar-weighted portfolio  maturity of 40.2 days.  From  time to time the California Money Market Portfolio and, the New York Money Market Portfolio may advertise their yield, effective yield and tax equivalent yield. These yield figures are based on historical earnings and are not intended to indicate future performance. The yield of each Portfolio refers to the net investment income generated by an investment in each Portfolio
over a specific seven-day period   (which   will  be  stated   in   the
advertisement).   This net investment  income is  then annualized.  The
effective yield  is calculated  similarly but,  when  annualized, the  income
earned by an investment  in  each Portfolio  is assumed to be reinvested.   The
effective yield will be slightly higher  than the  yield because of the
compounding  effect of   the   assumed  reinvestment.   The   tax equivalent
yield also is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an
after-tax   yield equivalent  to the tax-exempt yield  of  each Portfolio.

Performance information may be useful in evaluating a Portfolio and for providing a basis for comparison with other financial alternatives. Since the performance of each Portfolio changes in response to fluctuations in market conditions, interest rates and Portfolio expenses, no performance quotation should be considered a representation as to the Portfolio's performance for any future period.


                        VALUATION OF SHARES

The Prospectus states that the net asset value of each Portfolio's Classes of shares will be determined on any date that the New York Stock
Exchange ("NYSE") is  open.   The NYSE is closed on the following holidays: New
Year's   Day,  Washington's  Birthday,   Good Friday, Memorial Day,
Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The California Money Market Portfolio and the New York Money Market Portfolio use the "amortized cost method" for valuing portfolio securities pursuant to Rule 2a-7 under the Act (the "Rule"). The amortized cost method
of  valuation  of  a  Portfolio's  securities (including   any  securities
held   in   the separate account maintained for "when-issued" securities  --
See "Investment Objective  and Management     Policies"    and    "Portfolio
Management"   in  the  Prospectus)   involves valuing a security at its cost at
the time of purchase  and thereafter assuming a  constant amortization to
maturity of any  discount  or premium,   regardless  of   the   impact   of
fluctuating interest rates on the market value of the instrument. The market value of each Portfolio's securities will fluctuate on the basis of the creditworthiness of the issuers of such securities and with changes in
interest  rates  generally.   While  the amortized  cost method provides
certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price each
Portfolio  would  receive  if  it  sold   the instrument.  During such periods
the yield to investors   in  each  Portfolio  may   differ somewhat  from  that
obtained in a similar company that uses mark-to-market values for all its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in each Portfolio would be able to obtain a somewhat higher
(lower)  yield  than  would result   from  investment  in  such   similar
company, and existing investors would receive less (more) investment income. The purpose of this method of valuation is to attempt to maintain a constant net asset value per share, and it is expected that the price of each Portfolio's shares will remain at $1.00; however, shareholders should be
aware  that despite  procedures that will be followed  to have    a
stabilized   price,    including maintaining a maximum dollar-weighted average
portfolio maturity of 90 days, investing in securities that have or are deemed to have remaining maturities of only 13 months or less and investing in only United States dollar-denominated instruments determined by the Fund's Trustees to be of high quality with minimal credit risks and which are Eligible Securities (as defined below), there is no assurance
that at some  future  date there   will  not  be  a  rapid   change   in
prevailing interest rates, a default by an issuer or some other event that could cause each Portfolio's price per share to change from $1.00.

An  Eligible Security is defined in the  Rule to   mean  a  security  which:
(a)  has   a remaining  maturity  of  397  days  or  less; (b)(i) is rated in the two highest short-term rating categories by any two "nationally-recognized statistical rating organizations" ("NRSROs") that have issued a short-term rating with respect to the security or class of debt obligations of the issuer, or (ii) if only one NRSRO has issued a short-term rating with respect to the security, then by that NRSRO; (c) was a long-term security
at  the time of issuance whose issuer has outstanding a   short-term  debt
obligation   which   is comparable in priority and security and has a rating
as specified in clause (b) above;  or (d) if no rating is assigned by any NRSRO
as provided  in clauses (b) and (c)  above,  the unrated   security  is
determined   by   the Trustees to be of comparable quality  to  any such rated security.



                            THE MANAGEMENT AGREEMENT

Manager

The Management Agreement for each of the Fund's Portfolios, other than the California Money Market Portfolio and the New York Money Market
Portfolio,  provides  for  a   daily management fee at the annual rate of 0.45%
of the Portfolio's average net assets.

 On  April 27, 1994, the Trustees approved new management  agreements between the Fund, on behalf of each of the California Money Market Portfolio and the New York Money Market Portfolio (collectively the "Money
Market Portfolios"). The new management agreements were subsequently approved by shareholders at a meeting of held on September 2, 1994. The new management  agreements provide  for  the payment of an effective management fee
at  an annual   rate  based  on  each  Money Market Portfolio's  average  daily
net  assets   in accordance with the following schedule:

                      0.50% on the first $2.5 billion of net assets; 0.475% on the next $2.5 billion; and 0.45% on net assets in excess of $5 billion.

      Based on the current asset levels of each Money Market Portfolio, the effective management fee is 0.50%.

The new management agreements were proposed and approved in conjunction with the proposed acquisition (the "Acquisition") by each of the Money Market Portfolios of the assets of Smith Barney Shearson California Money Market Fund and Smith Barney Shearson New York Money Market Fund, respectively. As a result of the Acquisitions, it is expected that the level of assets of each Money
Market Portfolio will substantially  increase. The  new  management fee   would
result  in  the  same  effective management  fee  on each Portfolio's  current
net   assets  and  on  the  assets   expected immediately after the
Acquisitions. However, the management fee payable would be reduced as higher levels of assets are attained.

For the fiscal years ended March 31, 1993, 1994 and 1995, the management fee for each Portfolio was as follows:


Portfolio                1995            1994            1993

National             $ 1,918,961    $ 1,985,609    $ 1,493,308
Limited Term           1,351,567      1,339,152        944,993
California               773,229        823,356        638,950
New York                 373,385        334,878        233,445
New Jersey (a)           301,338        240,296        129,326
Florida (b)              484,744        505,761        311,509
California Money (c)   2,239,712        897,858        772,368
New York Money (d)     1,525,102        293,600        110,008
CA Ltd. Term (e)          --              --             N/A
FL Ltd. Term (f) (g)      12,445          --             N/A
Georgia (h)               --              N/A            N/A
Ohio (i)                  --              N/A            N/A
Pennsylvania (j)          --              N/A            N/A



(a) The Manager waived its management fee with respect to the New Jersey Portfolio's average daily net assets in excess of 0.30% of such Portfolio's average daily net assets for 1993.

(b) The Manager waived its management fee in excess of 0.035% of the Florida Portfolio's average daily net assets for the period April 1, 1992 through January 1, 1993.

(c) The Manager waived its management fee in excess of 0.03% of the California Money Market Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(d) The Manager waived its management fee in excess of 0.36% of the New York Money Market Portfolio's average daily net assets for the period from September 17,1992 through March 31, 1993.

(e) The Manager waived its entire management fee with respect to the California Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(f) The Manager waived its entire management fee with respect to the Florida Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(g) The Manager waived its management fee in excess of .069% of the Florida Limited Term Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(h) The Manager waived its entire management fee with respect to the Georgia Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.

(i) The Manager waived its entire management fee with respect to the Ohio Portfolio's average daily net assets for the period from June 13, 1994 through March 31, 1995.


(j)  The Manager waived its entire management fee   with   respect   to  the
Pennsylvania Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.


The Management Agreements further provide that all other expenses not specifically assumed by the Manager under the Management Agreement on behalf of each portfolio are borne by the Fund. Expenses payable by the Fund include, but are not limited to, all charges of custodians (including sums as custodian and sums for keeping books and for rendering other services to the Fund) and shareholder servicing agents, expenses
of preparing,  printing  and  distributing   all prospectuses,  proxy
material,  reports  and notices  to  shareholders,  all  expenses  of
shareholders'  and Trustees' meeting,  filing fees    and   expenses   relating
to    the registration and qualification of the  Fund's shares  and the Fund
under Federal  or  state securities   laws   and   maintaining    such
registrations  and qualifications  (including the  printing  of  the  Fund's
registration statements),  fees  of  auditors  and   legal counsel,   costs
of  performing   portfolio valuations,    out-of-pocket   expenses    of
Trustees and fees of Trustees who are not "interested persons" as defined in the Act, interest, taxes and governmental fees, a fees and commissions of every kind, expenses, of issue, repurchase or redemption of shares,
insurance   expense,  association  membership dues,  all other costs incident
to the Fund's existence and extraordinary expenses such  as litigation   and
indemnification   expenses.  Direct  expenses  of each  Portfolio  of  the
Fund,  including  but  not  limited  to   the management fee are charged to
that Portfolio, and  general  trust  expenses  are  allocated among the
Portfolios on the basis of relative net  assets.   The  Manager  has
voluntarily agreed to waive its fee with respect to each Portfolio to the extent it is necessary if in any fiscal year the aggregate expenses of the Portfolio, exclusive of taxes, brokerage, interest, payments of distribution fees and extraordinary expenses such as litigation costs, exceed the most restrictive expense limitation imposed by any state in which a Portfolio sells shares, if any.

                                   DISTRIBUTOR

The Fund, on behalf of each Portfolio, has adopted a plan of distribution pursuant to Rule 12b-1 (the "Plan") under the 1940 Act under which a service fee is paid by each class of shares (other than Class Y shares ) of
each   Portfolio  to  Smith  Barney   in connection with shareholder service
expenses. The service fee is equal to 0.15% of the average daily net assets of each class (the service fee payable by the Class A shares of the Money Market Portfolios is 0.10%). With respect to Class B and Class C shares
of each Portfolio,  Smith  Barney  is  also  paid   a distribution  fee,
pursuant  to  a  plan  of distribution adopted by each Portfolio.   See
"Distributor" in each applicable Prospectus.


                                 CUSTODIAN

All portfolio securities and cash owned by the Fund will be held in the custody of PNC Bank, National Association, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103.


                            INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, have been selected as independent auditors for the Fund for its fiscal year ending March 31, 1996 to report annually on their audit of the financial
statements   of  the  Fund  and  to perform required reviews of certain filings with  the Commission.

                                  THE FUND

The interest of a shareholder is in the assets and earnings of the Portfolio in which he or she holds shares. The Trustees have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate Portfolios. Pursuant to such authority, the Trustees may also authorize the creation of additional series of shares and additional
classes of share  within  any series.   The investment objectives, policies and
restrictions  applicable  to  additional Portfolios  would  be  established
by   the Trustees  at  the  time such Portfolios  were established  and may
differ  from  those  set forth  in  the  Prospectuses  and  this   the
Statement of Additional Information.  In  the event  of  liquidation or
dissolution  of  a Portfolio  or  of  the  Fund,  shares  of   a Portfolio are
entitled to receive the  assets belonging   to   that   Portfolio    and    a
proportionate  distribution,  based  on   the relative   net   assets  of  the
respective Portfolios,   of  any  general   assets   not belonging  to  any
particular Portfolio  that are available for distribution.

The Declaration of Trust may be amended only by a "majority shareholder vote" as defined therein, except for certain amendments that may be made by the Trustees. The Declaration of Trust and the By-Laws of the Fund are
designed  to  make the Fund similar  in  most respects    to   a
Massachusetts   business corporation.    The   principal   distinction between
the two forms relates to shareholder liability     described     below.
Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust, which is not the case with a corporation. The Declaration of
Trust  of the Fund provides that shareholders shall   not   be  subject  to
any   personal liability for the acts or obligations of  the Fund   and  that
every  written  obligation, contract, instrument or undertaking  made  by the
Fund  shall contain a provision  to  the effect   that   the  shareholders
are   not personally liable thereunder.

Special  counsel  for the  Fund  are  of  the opinion  that  no  personal
liability   will attach   to   the  shareholders   under   any undertaking
containing such provision when adequate notice of such provision is given, except possibly in a few jurisdictions. With respect to all types of claims in
the  latter jurisdictions  and  with  respect   to   tort claims,  contract
claims where the  provision referred  to is omitted from the undertaking,
claims   for  taxes  and  certain   statutory liabilities   in   other
jurisdictions,   a shareholder may be held personally liable  to the  extent that claims are not satisfied by the Fund; however, upon payment of any such liability the shareholder will be entitled to reimbursement from the general
assets of  the Fund.   The  Trustees intend to  conduct  the operations  of the
Fund, with the  advice  of counsel, in such a way so as to avoid, as far as
possible,  ultimate  liability  of   the shareholders for liabilities of the
Fund.

The  Declaration  of Trust  further  provides that  no Trustee, officer or
employee of  the Fund   is  liable  to  the  Fund  or   to   a shareholder,
except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or its duties,
nor  is  any Trustee,   officer  or  employee   personally liable  to  any
third persons in  connection with  the  affairs  of  the  Fund.   It  also
provides that all third persons shall look solely to the Fund property or the property of the appropriate Portfolio of the Fund for satisfaction of claims arising in connection with the affairs of the Fund or a particular Portfolio, respectively. With the exceptions stated, the Declaration of
Trust  provides that  a  Trustee,  officer  or  employee   is entitled   to  be
indemnified  against   all liability  in connection with the affairs  of the
Fund.

Other distinctions between a corporation  and a  Massachusetts business trust
include  the fact that business trusts are not required to issue   share
certificates  or  hold  annual meetings of shareholders.

The Fund shall continue without limitation of time   subject  to  the
provisions  in   the Declaration  of Trust concerning  termination of  the
trust or any of the series of the trust by action of the shareholders or by action of the Trustees upon notice to the shareholders.

                VOTING RIGHTS  The Trustees themself have the power to alter the number and the terms of office of the Trustees, and they may at any time lengthen their own terms or make their terms of unlimited
duration  (subject   to   certain removal  procedures) and  appoint  their  own
successors, provided that in accordance with the Act always at least a majority, but in most instances, at least two-thirds of the Trustees
have   been   elected    by    the shareholders of the Fund.  Shares do not
have cumulative voting rights and therefore the holders of more than 50% of the outstanding shares of the Fund may elect all of the Trustees irrespective of the votes of other shareholders. Class A, Class B, Class C and Class Y shares of a Portfolio of the Fund, if any, represent interests in the assets of that Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to a particular class . For example, a change in investment policy for a Portfolio would
be voted  upon  only  by  shareholders  of   the Portfolio  involved.
Additionally,  approval of each Portfolio's management agreement is a matter
to be determined separately  by  that Portfolio.   Approval of a  proposal  by
the shareholders of one Portfolio is effective as to that Portfolio whether or not enough votes are received from the shareholders of the other
Portfolios to approve the proposal  as to  those  Portfolios. As of June  30,
1995:  William   C.   Lochmoeller  TTEE,   FBO   The Lochmoeller Family Trust
U/A/D 07/29/80, 1270 Mesa   Rd.,  San  Marino,  CA   91108,  owned 11,576.461
(17.269%) of the outstanding Class B  shares  of the California Portfolio;
Joan Barnett,  3917 Alta Mesa Drive, Studio  City, CA   91604, owned 9,537.048
(14.22%)  of  the outstanding Class B shares of the  California Portfolio;
Patricia S. Gonzalez, 204  Upland Court,  Redwood  City  ,  CA   94062,   owned
8,337.641 (12.43%) of the outstanding Class B shares of the California
Portfolio; Janet  C.  Higgins,   Successor  TTEE,  FBO  Donald   R.  Higgins &
Janet C. Higgins Revocable Trust A, U/A/D 6/10/85, 3119 Claridge Way,
Sacramento, CA   95821,  owned 8245.169 (12.30%)  of  the outstanding Class B shares of the California Portfolio; Steven H. Pettit TTEE, FBO The Tina & Tom Pettit Irrevocable Trust DTD 04-13- 95, 4839 Meadow Ridge Road, Santa
Ysabel,  CA 92070,   owned  6,162.150  (9.19%)   of   the outstanding Class B
shares of the  California Portfolio;   Vivian  Gilbert  Strell   Laurie Gilbert
and  Samuel  Gilbert  JTWROS,   7008 Lipmann  Street, San Diego, CA  92212,
owned 3,849.714 (5.74%) of the outstanding Class B shares of the California Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., Attn: Thomas
Reynolds, 388 Greenwich Street, New   York,   NY   10013,  owned  149,766.909
(20.47%) of the outstanding Class A shares of the California Limited Portfolio; Alan D. Levy Abby Jane Levy JTWROS, 910 N. Roxbury, Beverly Hills, CA 90210, owned 74,963.00 (3.33%) of the outstanding Class A shares of the California Limited Portfolio; Jeff Herman & Kara Ann Herman JTWROS,
12021 Doral Street, Northridge,   CA   91326,  owned   16,875.514 (6.83%) of
the outstanding Class C shares  of the California Limited Portfolio;  Robert
L. Smith & Lucille L. Smith TRS, UA DTD 2/18/76, FBO Smith Family Trust, 420 Pebble Beach Place, Fullerton, CA 92635, owned 16,849.115 (6.82%) of the outstanding Class C shares of the California Limited Portfolio; Aloke Bosu, 12070 Telegraph Road, Suite #340, Santa Fe Springs, CA 90670, owned 15,934.412 (6.45%) of the outstanding Class C shares of the California Limited Portfolio; Camilla Schoch Gerald Schoch TTEE, U/A/D 07/06/90,
FBO Melbourne  J Schoch, 41B Niniko Pl, Honolulu, HI   96817, owned 15,815.459
(6.40%) of the outstanding Class C shares of the California Limited Portfolio; Anthony S. Wong & Mandy Tang Wong TTEEs for the AMP Wong
Family Trust,   U/A/D   12/08/89,   1071   Piedmont, Sacramento,  CA   95822;
The E.G.  Rosenblatt Living  TR, E.G. Rosenblatt TTEE, 2295  South Ocean
Blvd.,  Palm Beach, FL   33480,  owned 624,871.770 (7.61%) of the outstanding
Class A shares of the Florida Portfolio; Norman S Jaffe & Ann L Jaffe TTEES, Norman S

Jaffe  & Ann  L  Jaffe Revocable Trust, U/A/D 6/10/90, 5700  North Bay
Road, Miami Beach, FL 33140, owned 16,455.156 (7.72%) of the outstanding Class B shares of the Florida Portfolio; Blanche Kaplan, 6039 Collins Avenue, Apt. 1056, Miami Beach, FL 33140, David S. Light TTEE, FBO David S. Light U/A/D 11/12/90, The David S. Light REV TR, 9406 W Broadview Drive,
Bay  Harbor Isle,  FL   33154,  owned 13,233.408 (6.21%) of the outstanding
Class B shares of the Florida Portfolio; Samuel R. Gardner and Sharon E. Gardner as Trustees Under a Joint Revocable Trust Agreement DTD 12/03/92,
235  Ocean  Way,  Vero  Beach,  FL 32963,   owned  11,140.903  (5.23%)  of
the outstanding  Class B shares  of  the  Florida Portfolio;   Benjamin  S.
Loewenstein   and Eleanor  S. Loewenstein TTEES UDT DTD 2/3/84, 198  Northwest
67th Street #306, Boca  Raton, FL   33487, owned 10,043.103 (6.14%)  of  the
outstanding  Class C shares  of  the  Florida Portfolio;  Sari Galan, 49-14
Skyline  Blvd., Cape   Coral,  FL   33432,  owned   9,960.516 (6.10%) of the
outstanding Class C shares  of the Florida Portfolio; Phyllis L O9Neill, 341
Alexander  Palm Road, Boca Raton, FL   33432, 9,604.000 (5.87%) of the
outstanding Class C shares of the Florida Portfolio; Susan H. Dupuis Trustee, Susan H. Dupuis LIV. REV. TR. DTD 9/26/89, 4100 Bay Point Road,
Miami,  FL 33137,  owned  151,343.096  (7.64%)  of   the outstanding  Class A
shares of the Florida Limited Term Portfolio; Alico Inc., ATTN: Craig Simmons, P.O. Box 338, Labelle, FL 33935, owned 46,013.436 (10.11%) of the outstanding  Class C shares  of  the  Florida Limited  Term  Portfolio;
Rita Green,  Person Rep  Estate  of  Samuel  Auerbach,  11  Islan Avenue,
Apartment  #1112.  Miami  Beach,  FL 33139,   owned  34,243.051  (7.53%)  of
the outstanding Class C shares of the Florida Limited Term Portfolio; Slyvia Pawliger TTEE FBO, Sylvia Pawliger Living TR DTD 11/14/94, 5440 SW 85th Street, Miami, FL 33143, owned 32,237.785 (7.09%), of the outstanding
Class C   shares   of  the  Florida  Limited   Term Portfolio;   Dominick
Amatulli   TTEE,   FBO Dominick  Amatulli U/A/D 01/25/93, 120  Shore Drive,
Rivera  Beach,  FL    33404,   owned 32,194.048 (7.08%) of the outstanding
Class C shares of the Florida Limited Term Portfolio; Gabriel H. Pou and
Guillermina F. Pou,  owned 1265  Mariola Ct., Coral Gables,  FL   33134, owned
23,249.793 (5.11%) of the outstanding Class C shares of the Florida Limited Term Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., ATTN:
Thomas Reynolds, 388 Greenwich Street, New York, NY 10013, owned 62,599.636 (10.62%) of the outstanding Class A shares of the Georgia Portfolio; Jeanne
A.  Sellers,  1 Peachtree Battle #7, Atlanta,  GA 30305,   owned  43,272.325
(7.34%)  of   the outstanding  Class A shares  of  the  Georgia Portfolio; John
H. Bennett Sr., 4846 Salaccoa Road, Waleska, GA 30183, owned 17,449.361 (7.08%) of the outstanding Class B shares of the Georgia Portfolio; Anna M.
Fowlkes, 3750 Peachtree  Road N.E. Apt. #712,  Atlanta,  GA 30319,   owned
12,763.285  (5.18%)  of   the outstanding  Class B shares  of  the  Georgia
Portfolio; Robert B. Quattlebaum, 2201 Azalea Drive, Valdosta, GA 31602, owned 12,727.017 (5.17%) of the outstanding Class B shares of the Georgia
Portfolio; Jeanette  L  Griffis, Rt.1   Box  266,  Fargo,  GA   31631,   owned
12,514.371 (9.12%) of the outstanding Class C shares  of  the Georgia
Portfolio;  Larry  S.  Leake,   4084  Admiral  Drive,  Atlanta,   GA 31631,
owned  12,277.731  (8.95%)  of   the outstanding  Class C shares  of  the
Georgia Portfolio; Thomas A. Collentine MD and Judith W. Collentine JTWROS, 1841 Lakehurst Court, Smyrna, GA 30080, owned 9,035.359 shares of the
outstanding Class C shares of the Georgia Portfolio;  Ben  W. Andrew   Hope  P.
Andrew JTWROS,  3110  Nottaway Ct. NE,  Atlanta,  GA 30341,   owned  7,692.617
(5.61%)   of   the outstanding  Class C shares  of  the  Georgia Portfolio;
Kurt  F.  Wilkening,  243   Robin Drive,  Sarasota, FL  34236, owned 30,965.592
(100%) of the outstanding Class Y shares of the Limited Term Portfolio; James R. Scheele P.O. Box 2477, Williston, ND 58802, owned 181,280.770 (32.67%) of the outstanding Class B shares of the National Portfolio; Joseph
Mayson,  6615  Glenridge Drive,  Atlanta,  GA 30328,   owned  29,995.027
(5.41%)  of   the outstanding  Class B shares of  the  National Portfolio;
Raymond P. Kane, 1 North Court, Port Washington, NY 11050, owned 28,835.323 (5.20%) shares of the outstanding Class B shares of the National
Portfolio;  Mr.  Abe Simon,  191  Cokesbury  Road,  PO  Box   404, Lebanon,  NJ
08833, owned 7,539.079 (5.93%) of the outstanding Class B shares of the New Jersey Portfolio; Carleton N. Rowe Margaret T. Rowe JTWROS, 206 Lenape Trail,
Wenonah, NJ 08090,   owned  19,339.416  (7.53%)  of   the outstanding Class C
shares of the New  Jersey Portfolio; Merel Julia and Martin Leaf, TTEES UAD

2/3/89 Raul Julia Insurance Trust, C/O Faden & Co., 605 3rd Ave. 11th flr., New York, NY 10158, owned 20,599.007 (5.54%) of the outstanding Class
B shares  of  the  New York  Portfolio; SBS Ohio Muni    C/O  Dahlia McQueen,
Treasury Admin, 388 Greenwich Street 39th   Flr.,  New  York,  NY   10013,
owned 62,761.584 (26.04%) of the outstanding  Class A  shares  of  the  Ohio
Portfolio;  John  B.  Roderer,  7540 Peters Pk, Dayton, OH   45414, owned
10,669.983 (5.11%) of the  outstanding Class B shares of the Ohio Portfolio;
Plaford E.  Meredith, 5063 Waterloo Rd., Atwater,  OH 44201,   owned  8,318.847
(14.33%)  of   the outstanding  Class  C  shares  of  the   Ohio Portfolio;
James A Wilkirson and Carolyn  G.  Wilkirson JTWROS, 2400 Wimbledon Park
Blvd., Toledo, OH 43617, owned 5,185.043 (8.93%) of the outstanding Class C shares of the Ohio Portfolio; Sandhya R. Nuthakki, Municipal Bond
Account, 4625 Schrubb Dr., Kettering, OH 45429,   owned  4,425.086  (7.62%)
of   the outstanding  Class  C  shares  of  the   Ohio Portfolio; Nancy L.
Schardt, 1648 West Alex- Bell Rd, Dayton, OH 45459, owned 3,582.396 (6.17%) of the outstanding Class C shares of the Ohio Portfolio; James J. Broussard,
530 Derwyn  Rd.,  Drexel Hill, PA   19026,  owned 102,939.291 (14.69%) of the
outstanding Class A   shares  of  the  Pennsylvania  Portfolio; Murray  L.
Katz and Harriet L. Katz  JTWROS, 1130   Countryside  Drive,   Harrisburg,   PA
17110,  owned  86,904.114  (12.41%)  of   the outstanding   Class   A   shares
of    the Pennsylvania  Portfolio;  Carol  L   Shields, Idlewild  Farm,  617
Williamson  Road,  Bryn Mawr, PA  19010, owned 50,793.026 (7.25%)  of the
outstanding  Class  A  shares  of   the Pennsylvania Portfolio; Nand Todi and
Shashi Todi TTEES Todi Living Trust U/A/D 12/10/93, FBO Nand K. Todi & Shashi P. Todi, 424 Gwynedd Valley Drive, Gwynedd Valley, PA 19437,
owned  43,463.633  (6.20%)  of   the outstanding   Class   A   shares    of
the Pennsylvania Portfolio.

                                      FINANCIAL STATEMENTS

The    following   information   is    hereby incorporated by reference to the
Fund's March 31, 1995 Annual Reports to Shareholders:

                                          Page(s) in:

                                                              Annual Report
                                   Annual Report               of Limited
                                    of National                   Term
                                     Portfolio                  Portfolio

Schedules of Investments                7 - 23                   7 - 20
Statements of Assets and Liabilities      26                       22
Statements of Operations                  27                       23
Statements of Changes in Net Assets       28                       24
Notes to Financial Statements           29-32                   25 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)      33-34                    28 - 29
Independent Auditors' Report             35                       30


                                                 Page(s) in:


                                                             Annual Report
                                   Annual Report             of California,
                                  of Florida &              CA Limited Term,
                               Florida Limited Term         CA Money Market
                                     Portfolios                Portfolios

Schedules of Investments                10 - 19                  12 - 30
Statements of Assets and Liabilities       21                       33
Statements of Operations                   22                       34
Statements of Changes in Net Assets        23                     35 - 36
Notes to Financial Statements           24 - 27                   37 - 42
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)       28-31                     43 - 46
Independent Auditor's Report              32                      47 - 48


                                                    Page(s) in:


                                                                 Annual Report
                                                                    of NY &
                                       Annual Report                New York
                                      of New Jersey               Money Market
                                         Portfolio                 Portfolios

Schedules of Investments                   7 - 11                   8 - 18
Statements of Assets and Liabilities         14                       21
Statements of Operations                     15                       22
Statements of Changes in Net Assets          16                       23
Notes to Financial Statements              17 - 20                  24 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)          21 - 22                  28 - 30
Independent Auditors' Report                  23                       31


                                                    Page(s) in:


                                        Annual Report
                                      of Ohio, Georgia
                                        & Pennsylvania
                                          Portfolios

Schedules of Investments                    11-18
Statements of Assets and Liabilities          21
Statements of Operations                      22
Statements of Changes in Net Assets           23
Notes to Financial Statements              24 - 28
Financial Highlights (for a share
of each series of beneficial
interest outstanding throughout
each year)                                  29 - 31
Independent Auditor's Report                  32



                                APPENDIX A

          RATINGS OF MUNICIPAL BONDS, NOTES AND COMMERCIAL PAPER


           Description of Four Highest Municipal Bond Ratings

Moody's Investors Service, Inc. ("Moody's"):

Aaa - Bonds that are rated Aaa are judged  to be  of  the  best  quality.  They
carry  the smallest  degree of investment risk  and  are generally   referred
to  as   "gilt   edge." Interest payments are protected by a large or by   an
exceptionally  stable  margin   and principal  is  secure.   While  the
various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally
known as high grade  bonds.   They are  rated lower than the best bonds
because margins of protection may not be as large  as in   Aaa   securities
or   fluctuation   of protective   elements  may  be   of   greater amplitude
or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa - Bonds that are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


Standard & Poor's Corporation ("S&P"):

AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of
changes  in  circumstances   and economic conditions than debt in higher rated
categories.

BBB  -  Debt rated BBB is regarded as  having adequate  capacity to pay
interest and  repay principal.   Whereas  it  normally   exhibits adequate
protection   parameters,   adverse economic conditions or changing
circumstances are   more  likely  to  lead  to  a  weakened capacity  to pay
interest and repay principal for debt in this category than in higher rated categories.

  Description of State and Local Government Municipal Note Ratings

Notes are assigned distinct rating symbols in recognition of the differences between short- term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.


Moody's Investors Service, Inc.:

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). A short-term rating may also be assigned on an issue having a demand feature -- a variable rate demand
obligation.   Such  ratings  will  be designated  as VMIG.  Short-term  ratings
on issues     with    demand    features     are differentiated by the use of
the VMIG  symbol to  reflect  such characteristics as  payment upon   periodic
demand  rather  than   fixed maturity   dates  and  payment   relying   on
external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met. Symbols used are as follows:

MIG/VMIG  1  - Loans bearing this designation are  of  the  best  quality, enjoying  strong protection  from established  cash  flows  of funds,
superior   liquidity   support    or demonstrated broad-based access to the
market for refinancing.

MIG 2/VMIG 2 - Loans bearing this designation are   of   high  quality,  with
margins   of protection ample although not so large as  in the preceding group.


Standard & Poor's Corporation:

SP-1 - Very strong or strong capacity to  pay principal  interest.  Those
issues determined to      possess      overwhelming      safety characteristics
will be  given  a  plus  (+) designation.

SP-2 - Satisfactory capacity to pay principal and interest.


   Description of Highest Commercial Paper Ratings

Moody's Investors Service, Inc.:

Prime-1  -  Issuers  (or  related  supporting institutions) rated Prime-1 have
a  superior capacity    for   repayment   of   short-term promissory
obligations.   Prime-1  repayment capacity  will normally be evidenced  by  the
following  characteristics:   leading  market positions   in  well-established
industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset
protection;   broad   margins   in   earnings coverage of fixed financial
charges and  high internal    cash   generation;   and    well- established
access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor's Corporation:

A-1  -  This designation indicates  that  the degree of safety regarding timely
payment  is either  overwhelming or very  strong.   Those issues  determined
to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

[C]

                                APPENDIX B


The  following information is  a  summary  of special    factors    affecting
California Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of California issuers.

 Additional  Discussion  of  Special   Factors Relating to California
Municipal Obligations


      California's economy is the largest among the 50 states. The State's January 1, 1992 population of 31 million represented approximately 12.0%
of  the  total   United States  population.   Total  employment   was about  14
million, the majority of which  was in   the  service,  trade  and
manufacturing sectors.

      Since the start of the 1990-91 fiscal year, the State has faced the worst economic, fiscal and budget conditions since the 1930s. Construction,
manufacturing    (especially aerospace),  and  financial  services,  among
others, have all been severely affected. Job losses have been the worst of any post-war recession and have continued through the end of 1993. Employment levels are expected to stabilize before net employment starts to increase and pre-recession job levels are not expected  to  be  reached  for
several  more years.   Unemployment is expected  to  remain above 9% through
1994.

      The  recession  has seriously  affected State  tax  revenues, which
basically  mirror economic  conditions.   It  has  also  caused increased
expenditures for health and welfare programs.   The  State  is  also   facing
a structural imbalance in its budget with the largest programs supported by the General Fund--K-14 education (kindergarten through community
college),  health,  welfare   and corrections--growing at  rates  significantly
higher   than  the  growth  rates   for   the principal  revenue  sources  of
the  General Fund.   As  a  result, the  State  entered  a period  of  chronic
budget  imbalance,  with expenditures exceeding revenues for  four  of the
last   five  fiscal  years.    Revenues declined  in 1990-91 over 1989-90, the
first time since the 1930s.  By June 30, 1993,  the State's   General  Fund
had  an  accumulated deficit,  on a budget basis, of approximately $2.8
billion.   (Special Funds  account  for revenues   obtained  from  specific
revenue sources, and which are legally restricted  to expenditures  for
specific  purposes.)   The 1993-94  Budget  Act incorporated  a  Deficit
Reduction Plan to repay this deficit over two years.    The  original  budget
for  1993-94 reflected     revenues     which     exceeded expenditures by a
approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the fiscal year is now expected to be only about $500 million. Thus, the accumulated budget deficit at June 30, 1994 is now estimated by the Department of Finance to be approximately $2 billion, and the deficit will not be retired by June 30, 1995 as
planned.   The accumulated  budget deficits  over  the  past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have
combined  to significantly  depleted  the   State's   cash resources  to  pay
as ongoing  expenses.   In order  to meet its cash needs, the State  has had to
rely for several years on a series  of external   borrowings,  including
borrowings past the end of a fiscal year.

     The State's tax revenue clearly reflects sharp declines in employment, income and retail sales on a scale not seen in over 50 years. The May 1994
revision to the  1994-95 Governor's   Budget  (the  "May   Revision"), released
May 20, 1994, assumes that the State will   start   recovery   from
recessionary conditions in 1994, with a modest upturn beginning in 1994 and continuing into 1995, a year later than predicted in the May 1993 Department of Finance economic projection. Pre-recession job levels are not expected to be reached until 1997.

      However, there is growing evidence that California is showing signs of an economic turnaround, and the May Revision is revised upward from the Governor's January Budget forecast. Since the Governor's January Budget forecast, 1993 non-farm employment has been revised upward by 31,000 jobs.
Employment  in the   early   months  of   1994   has   shown encouraging  signs
of growth, several months sooner than was contemplated in the January Budget forecast. Between December 1993 and April 1994, payrolls are up by 50,000 jobs.

      On  January  17,  1994  the  Northridge earthquake, measuring an
estimated 6.8 on the Richter    Scale,   struck    Los    Angeles.  Significant
property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernadino Counties, which were declared as State and
federal disaster areas by  January 18.   Current  estimates  of  total
property damage (private and public) are in the range of $20 billion or more, but these estimates are still subject to change.

      Despite such damage, on the whole, the vast majority of structures in the areas, including large manufacturing and commercial buildings and all modern high-rise offices, survived the earthquake with minimal or no
damage,  validating the cumulative effect  of strict    building   codes    and
thorough preparation for such emergency by  the  State and local agencies.

       Damage   to   State-owned   facilities included    transportation
corridors    and facilities such as Interstate Highways 5  and 10  and State
Highways 14, 118 and 210.  Most of  the major highways (Interstates 5 and 10)
have   now  been  reopened.  The  campus   at California State University
Northridge  (very near  the  epicenter) suffered  an  estimated $350   million
damage,  resulting   in   the temporary closure of the campus. lt  reopened
using borrowed facilities elsewhere and many temporary structures. There was also some damage to the University of California at Los Angeles and to the
Van Nuys  State  Office Building   (now   open  after   a   temporary closure).
Overall, except for the temporary road and bridge closures, and CSU-Northridge, the earthquake did not and is not expected to significantly
affect   State    government operations.

       The State in conjunction with the federal government is committed to providing assistance to local governments, individuals and businesses suffering damage as a result of the earthquake, as well as to provide for the
repair  and replacement of  State  owned facilities.   The  federal
government   has provided  substantial earthquake  assistance.  The   President
immediately  allocated  some available  disaster funds, and  Congress  has
approved additional funds for a total of $9.5 billion   of  federal  funds  for
earthquake relief,  including assistance  to  homeowners and small businesses,
and costs for repair of damaged   public  facilities.   lt   is   now estimated
that the overall effect of the earthquake on the regional and State economy will not be serious. The earthquake may have dampened economic activity briefly during late January and February, but the rebuilding efforts are now adding a small measure of stimulus.

      Sectors  which are now contributing  to California's  recovery  include
construction and   related  manufacturing,  wholesale  and retail   trade,
transportation and several service industries such as amusements and recreation, business services and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. These trends are expected to continue, and by next year,
most  of  the  restructuring  in   the finance  and utilities industries
should  be nearly  completed.  As  a  result  of   these factors, average 1994
non-farm employment  is now forecast to maintain

1993 levels compared to a projected 0.6% decline in the Governor's January Budget forecast. 1995 employment is expected to be up 1.6% compared to 0.7% in the January Budget forecast.

      The Northridge earthquake resulted in a downward  revision  of this
year's  personal income   growth from  4%  in  the  Governor's January  Budget
forecast to  3.6%.  However, this  decline is more than explained  by  the $5.5
billion  charge  against  rental   and proprietor's income---equal to 0.8% of
total income reflecting uninsured damage  from  the quake.   Next   year,
without  the   quake's effects,  income is projected  to  grow  6.1% compared to 5% projected in the January Budget forecast. Without the quake's effects, income was little changed in the May Revision compared to the January Budget forecast.

     The housing forecast remains essentially unchanged from the January Budget forecast. Although existing sales have strengthened and subdivision surveys indicated increased new home sales, building permits are up only
slightly  from  recession  lows.  Gains   are expected  in  the  months ahead,
but  higher mortgage  interest  rates  will  dampen   the upturn.
Essentially,    the    Northridge earthquake adds a few thousand housing  units
to the forecast, but this effect is offset by higher interest rates.

      Interest rates represent one of several downside risks to the forecast. The rise in interest rates has occurred more rapidly than contemplated in the Governor's January Budget forecast. In addition to affecting housing, higher
rates   may  also  dampen   consumer spending,   given  the  high  percentage
of California homeowners with adjustable-rate mortgages. The May Revision forecast includes a further rise in the Federal Funds rate to nearly 5% by the beginning of 1995. Should rates rise more steeply, housing and consumer spending would be adversely affected.

       The   unemployment  upturn  is   still tenuous.     The    Employment
Development Department revised down February's employment gain   and  March
was revised to a small decline. Unemployment rates in California have been volatile since January, ranging from 10.1% to a low of 8.6%, with July's figure at 9%. The small sample size coupled with changes made to the survey instrument in January contributed to this volatility.

1993-94 Budget

      The  Governor's Budget,  introduced  on January   8,  1993,  proposed
General   Fund expenditures of $37.3 billion, with projected revenues  of
$39.9 billion. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance
on increased federal   aid,   and  reductions   in   State spending.

      The May Revision of the Governor's budget, released on May 20,1993, projected the State would have an accumulated deficit of about $2.75 billion by June 30,1993, essentially unchanged from the prior
year.  The   Governor  proposed  to  eliminate  this deficit  over  an
18-month  period.   Unlike previous years, the Governor's Budget and May
Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

     The 1993-94 Budget Act was signed by the Governor   on  June  30,  1993,
along   with implementing legislation. The Governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year with the issuance of $ billion of revenue anticipation notes maturing June 28, 1994.

     The 1993-94 Budget Act was predicated on revenue  and  transfer  estimates
of   $40.6 billion, $400 million below 1992-93 (and  the second  consecutive year of actual decline). The principal reasons for declining revenue were the continued weak economy and the expiration (or repeal) of three fiscal
steps taken  in  1991 a  half cent temporary  sales tax,    a   deferral   -of
operating   loss carryforwards, and repeal by initiative of  a sales tax on candy and snack foods.

      The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93. The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from
projected  1992-93  expenditures   of   $41.1 billion), in order to keep a
balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase. The Budget Act
reflected    the    following    major adjustments:

           1.    Changes in local  government financing  to  shift about  $2.6
billion  in property taxes from cities, counties, special districts   and
redevelopment  agencies   to school  and community college districts.  The
property tax losses for cities and counties were offset in part by additional sales tax revenues and relief from some state mandated programs. Litigation by local governments challenging this shift has so far been unsuccessful. In November 1993 the voters approved the permanent extension of the 0.5% sales tax for local public safety purposes.

           2. The Budget projected K-12 Proposition 98 funding on a cash basis at the same per-pupil level as 1992-93 by-providing schools a $609 million loan payable from future years' Proposition 98 funds.

           3.   The Budget assumed receipt of $692  million  in aid to the
State  from  the federal  government  to  offset  health   and welfare   costs
associated   with   foreign immigrants  living in the State.  About  $411
million of this amount was one-time funding. Congress ultimately appropriated only $450 million.

           4.   Reductions of $600 million in health and welfare programs.

           5. A 2-year suspension of the renters' tax credit ($390 million expenditure reduction in 1993-94).

           6. Miscellaneous one-time items, including deferral of payment to the Public Employees Retirement Fund ($339 million) and a change in accounting for debt service from accrual to cash basis, saving $107 million.

     Administration reports during the course of the 1993-94 fiscal year have indicated that, although economic recovery appears to have started in
the second half of the fiscal year,   recessionary   conditions   continued
longer  than  had been anticipated  when  the 1993-94  Budget  Act  was
adopted.  Overall, revenues  for  the 1993-94 fiscal  year  were about   $800
million  lower  than   original projections, and expenditures were about $780
million higher, primarily because of higher health and welfare caseloads, lower property taxes, which require greater State support for K-14 education to make up the shortfall, and lower than anticipated federal government payments for immigration-related costs. The most recent reports, however, in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year have been very close to the projections made in the Governor's Budget of January 10, 1994, which is consistent with a slow turnaround in the economy.

      During  the  1993-94 fiscal  year,  the State implemented the Deficit
Reduction Plan, which  was a part of the 1993-94 Budget  Act, by    issuing
$1.2   billion   of   revenue anticipation   warrants  in  February   1994,
maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original Budget Act assumption, the General Fund ended the
fiscal  year at June 30,  1994  carrying forward    an    accumulated
deficit    of approximately  $2  billion.  Because  of  the revenue  shortfall
and the  State's  reduced internal   borrowing   cash   resources,   in
addition to the $1-2 billion of revenue anticipation warrants issued as part of the Deficit Reduction Plan, the State issued an additional $2 billion of revenue anticipation warrants, maturing July 26,1994. which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

1994-95 Budget

      The 1994-95 fiscal year represents the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment
to  produce  a  balanced budget.   Many  program  cuts  and  budgetary
adjustments have already been made in the last three years. The Governor's May Revision to his Budget proposal recognized that the accumulated deficit could not be  repaid  in one  year,  and proposed a two-year solution.  The
May  Revision  sets  forth  revenue  and expenditure   forecasts   and
revenue   and expenditure   proposals   which   result   in operating surpluses
for the budget  for  both 1994-95   and  1995-96,  and  lead   to   the
elimination   of  the  accumulated   deficit, estimated  at about $2 billion
at  June  30, 1994 by  June 30, 1996.

      The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projects revenues and transfers of $41.9 billion, about $2.1 billion higher than revenues in 1993-94. This reflects the Administration's forecast of an
improved  economy.  Also  included  in   this figure is the projected receipt
of about $360 million   from  the  Federal  Government   to reimburse   the
State  for   the   cost   of incarcerating  undocumented  immigrants.  The
State will not know how much the Federal Government will actually provide until the Federal fiscal year 1995 Budget is completed, which is expected to be by October 1994. The Legislature took no action on a proposal in the Governor s January Budget to undertake expansion of the transfer of certain
programs to    counties,   which   would   also   have transferred  to counties
0.5%  of  the  State current  sales tax. The Budget  Act  projects Special
Fund  revenues of $12.1  billion,  a decrease   of  2.4%  from  1993-94
estimated levels.

      The 1994-95 Budget Act projects General Fund   expenditures  of  $40.9
billion,   an increase  of  $1.6 billion over 1993-94.  The Budget   Act   also
projects  Special   Fund expenditures   of  $13.7  billion,   a   5.4% increase
over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

           1. Receipt of additional federal aid in 1994-95 of about $400 million for costs of refugee assistance and medical care for undocumented aliens, thereby offsetting a similar General Fund cost. The State will not know how much of these funds it will receive until the Federal fiscal year 1994 Budget is passed.

           2. Reductions of approximately $l.l billion in health and welfare programs.

           3.    A  General Fund increase  of approximately $38 million in
support for  the University of California and $65 million  for the   California
State  University.  It   is anticipated  that student fees for  the  U.C.  and
the C.S.U will increase up to 10%.

           4. Proposition 98 funding for K-14 schools is increased by $526 million from the 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provides approximately $4,217 per student for K-12 schools, equal to the level in the past three years.

           5.    Legislation enacted with the Budget Act clarifies laws passed
in 1992  and 1993   requiring  counties  and  other  local agencies  to
transfer funds to local  school districts, thereby reducing State  aid.  Some
counties  had implemented programs  providing less   moneys  to  schools  if
there   were redevelopment    agencies    projects.    The legislation bans
this method of transfers.

            6.     The  Budget  Act  provides funding for anticipated growth in
the State's prison     inmate    population,    including provisions     for
implementing     recent legislation  (the so-called  "Three  Strikes" law)
which requires mandatory life sentences for certain third-time felony offenders.

           7.   Additional miscellaneous cuts ($500   million)  and  fund
transfers  ($255 million)    totaling   in    the    aggregate approximately
$755 million.

      The 1994-95 Budget Act contains no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for
1993  and  1994.   A   ballot proposition   to  permanently   restore   the
renters' credit after this year failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, saving about $390 million in the 1995-96 fiscal year. The 1994-95 Budget assumes that the State will use a cash flow borrowing program in 1994-95 which combines one-year notes and warrants. Issuance of the warrants
allows the State to defer repayment of    approximately   $1   billion   of
its accumulated  budget deficit into the  1995-96 fiscal year.

      THE FOREGOING DISCUSSION OF THE 1993-94 AND 1994-1995 FISCAL YEAR BUDGETS IS BASED IN LARGE PART ON STATEMENTS MADE IN A RECENT "PRELIMINARY OFFICIAL
STATEMENT"  DISTRIBUTED BY   THE   STATE  OF  CALIFORNIA.   IN   THAT DOCUMENT,
THE  STATE  INDICATED   THAT   ITS DISCUSSION OF THE 1994-95 FISCAL YEAR
BUDGET WAS  BASED  ON  ESTIMATES AND PROJECTIONS  OF REVENUES  AND
EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT. THE STATE NOTED FURTHER THAT THE ESTIMATES AND
PROJECTIONS ARE BASED UPON   VARIOUS  ASSUMPTIONS  WHICH   MAY   BE AFFECTED
BY  NUMEROUS  FACTORS,   INCLUDING FUTURE  ECONOMIC CONDITIONS IN THE STATE
AND THE   NATION,  AND  THAT  THERE  CAN  BE   NO ASSURANCE   THAT   THE
ESTIMATES   WILL   BE ACHIEVED.

      The  State  is  subject  to  an  annual appropriations limit imposed by
Article  XIII B    of    the   State   Constitution    (the "Appropriations
Limit"), and  is  prohibited from  spending  "appropriations  subject   to
limitation"  in  excess of the Appropriations Limit.  Article XIIIB, originally
adopted  in 1979,    was   modified   substantially    by Propositions  98 and
111 in  1988  and  1990, respectively.   "Appropriations  subject   to
limitation"  are  authorizations   to   spend "proceeds  of  taxes", which
consist  of  tax revenues  and certain other funds,  including proceeds   from
regulatory  licenses,   user charges or other fees to the extent that such
proceeds  exceed  the  reasonable   cost   of providing the regulation, product
or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes
received over such   two-year  period  above  the  combined Appropriation
Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

      Exempted from the Appropriations  Limit are  debt  service  costs of
certain  bonds, court  or  federally  mandated  costs,   and, pursuant   to
Proposition  111,   qualified capital outlay projects and appropriations or
revenues   derived  from  any   increase   in gasoline taxes and motor vehicle
weight  fees above  January 1, 1990 levels.   Some  recent initiatives were
structured to create new tax revenues  dedicated  to  specific  uses   and
expressly  exempted from  the  Article  XIIIB limits.    The Appropriations
Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-
thirds   of  the  Legislature.   If  not   so declared  and  approved,  the
Appropriations Limit for the next three years must be reduced by the amount of the excess.

     Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be
transferred to schools and community  college districts   instead  of
returned   to   the taxpayers.   Determination  of  the   minimum level  of
funding is based on several  tests set  forth in Proposition 98.  During
fiscal year   1991-92  revenues  were  smaller  than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the
reduced appropriation   was   treated   as   a   non- Proposition  98
short-term loan in 1991-92. As part of the 1992-93 Budget, $1.1 billion of the amount budgeted to K-14 schools was designated to "repay" the prior
year  loan, thereby  reducing cash outlays in 1992-93  by that  amount.   To
maintain per-average daily attendance   ("ADA")  funding,  the   1992-93 Budget
included loans of $732 million to K-12 schools   and   $241  million  to
community colleges,   to   be   repaid   from    future Proposition  98
entitlements.   The  1993-94 Budget  also  provided  new  loans  of   $609
million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992- 93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding
levels  per pupil  at K-12 schools.  A Sacramento  County Superior   Court   in
California   Teachers' Association,  et al. v. Gould,  et  al.,  has ruled that the 1992-93 loans to  K-12 schools and  community  colleges violate
Proposition 98. The impact of the court's ruling on the State budget and funding for schools is unclear and will remain unclear until the Court's written ruling, which is currently being prepared, is issued.

      The 1994-95 Budget Act has appropriated $14.4 billion of Proposition 98 funds for K- 14 schools, exceeding the minimum Proposition 98 guaranty by $8 million to maintain K-12 funds per pupil at $4,217. Based upon State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriations an additional $286 million within Proposition 908 for the 1993-94 fiscal year to reflect a need in appropriations for school district
and  county officers of education, as well as an    anticipated   deficiency
in   special education funding.

      Because of the complexities of  Article XIIIB,    the   ambiguities   and
possible inconsistencies    in    its    terms,    the applicability    of
its   exceptions    and exemptions    and   the   impossibility    of
predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust
Portfolio.    Other   Constitutional amendments  affecting state and  local
taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on
the State's budget over  future years,    potentially   reducing    resources
available    for   other   State    programs, especially  to  the extent the

Article  XIIIB spending  limit  would restrain  the  State's ability  to  fund
such  other  programs   by raising taxes.

      As  of July 1, 1994, the State had over $18.34   billion  aggregate
amount  of   its general    obligation   bonds    outstanding.  General
obligation bond authorizations in the aggregate   amount  of  approximately
$5.16 billion remained unissued as of July 1, 1994. The State also builds and acquires capital facilities through the use of lease purchase borrowing.
As of June 30, 1994,  the  State had    approximately   $5.09    billion    of
outstanding Lease-Purchase Debt.

      In  addition to the general  obligation bonds,  State  agencies and
authorities  had approximately   $21.87   billion    aggregate principal
amount of revenue bonds and  notes outstanding  as of March 31,  1993.
Revenue bonds represent both obligations payable from State   revenue-producing
enterprises   and projects,  which  are not  payable  from  the General Fund, and conduit obligations payable only  from revenues paid by private users  of
facilities  financed by such  revenue  bonds.  Such   enterprises   and
projects   include transportation projects, various public works and exposition projects, education facilities (including  the  California State  University
and   University   of  California   systems), housing   health  facilities  and
pollution control facilities.

      The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against
the State,  might  require  the  State  to   make significant  future
expenditures or impair future revenue sources. Examples of such cases include challenges to the State's method of taxation of certain businesses, challenges to certain vehicle license fees, and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve reimbursement to school districts for
voluntary  school desegregation   and  state  mandated   costs, challenges to
Medi-Cal eligibility,  recovery for  flood  damages, and liability for  toxic
waste  cleanup.   Because of the  prospective nature  of  these  proceedings,
it  is   not presently possible to predict the outcome  of such  litigation  or estimate the potential impact on the ability of the State to pay debt service on its obligations.

      On  June  20,  1994, the United  States Supreme   Court,  in  two
companion   cases, upheld  the  validity of  California's  prior method  of taxing multinational corporations under a "unitary" method of accounting for their worldwide earnings, thus avoiding tax refunds of approximately $1.55
billion by the State,  and  enabling the State  to   collect $620   million
in   previous   assessments.  Barclays  Bank PLC  v. Franchise  Tax   Board
concerning foreign corporations, and Colgate- Palmolive   v. Franchise Tax
Board  concerned domestic corporations.

                               Ratings

       On July 15, 1994, Standard Poor's Corporation ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"),and Fitch Investors
Service,   Inc.   ("Fitch")   all downgraded   their  ratings  of  California's
general obligation bonds. These bonds are usually sold in 20- to 30-year increments and used to finance the construction of schools, prisons,
water systems  and  other projects.    The  ratings  were  reduced   by
Standard  &  Poor's  from "A+"  to   "A",  by Moody's from "Aa" to  "A1", and
by Fitch from "AA"  to   "A".  Since 1991,  when it  had  a "AAA"  rating,  the
State's rating  has  been downgraded  three times by all three  ratings
agencies.  All three agencies cite the  1994- 95    Budget    Act's
dependence    on    a "questionable" federal bailout to pay for the cost  of
illegal immigrants, the Propositions 98  guaranty  of a minimum portion  of
State revenues  for kindergarten through  community college,   and   the
persistent deficit requiring more
borrowing as reasons  for  the reduced rating.   Another  concern  was  the
State's reliance on a standby mechanism which could trigger across-the-board reductions in all State programs, and which could disrupt State operations,
particularly in fiscal year 1995-96.  However,  a  Standard  &   Poor's
spokesman  stated that, although the  lowered ratings   means  California  is
a   riskier borrower, Standard & Poor's anticipates  that the  State  will pay
off its  debts  and  not default.  There   can be no  assurance  that such
ratings will continue for any given period of time or that they will not in the future be further revised.

     As a result of Orange County's Chapter 9 bankruptcy  filing  on  December
6,   1994, Moody's  has  suspended  the  County's   bond ratings,  and Standard
& Poor's has cut its rating of all Orange County debt from "AA-" to "CCC", a level below investment grade and an indication of high risk and uncertainty.  Fitch  does not rate Orange County bonds.  It is anticipated that
as Orange County's credit and   bond   ratings  fall,  it   will   have
difficulty  in getting loans or  selling  its bonds  to  raise  money.
Additionally,   the County's bankruptcy filing could affect about 180
municipalities,  school  districts  and other   municipal  entities  which
entrusted billions  of  dollars  to  Orange  County  to invest.  Standard &
Poor's has informed  such entities  that  they  have  been  placed   on
negative  credit watch, the usual step  prior to a downgrade of credit rating.

                                    APPENDIX C

The  following information is  a  summary  of special  factors affecting New
York Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of New York issuers.   Additional  Discussion  of
Special   Factors Relating to New York Municipal Obligations

       The   State's  current   fiscal   year commenced on April 1, 1994, and
ends in March 31,  1995, and is referred to herein  as  the State's  1994-95
fiscal year.   The  State's budget  for  the  1994-95  fiscal  year   was
enacted  by the Legislature on June 7,  1994, more  than two months after the
start of  the fiscal  year.   Prior  to  adoption  of   the budget,      the
Legislature      enacted appropriations  for disbursements  considered to  be
necessary  for State  operations  and other   purposes,  including  all
necessary appropriations for debt service.   The  State Financial  Plan for the
1994-95 fiscal year was formulated on June 16, 1994 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

      The economic and financial condition of the   State   may  be  affected
by   various financial,  social,  economic  and  political factors.   Those
factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State.

      The State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies.  Many uncertainties exist in forecasts  of  both  the
national  and  State economies,   including   consumer   attitudes toward
spending,  Federal   financial   and monetary   policies,  the   availability
of credit,  and  the  condition  of  the   world economy,  which could have an
adverse effect on the State. There can be no assurance that the State economy will not experience results in the current fiscal year that are worse than
predicted, with corresponding  material and    adverse   effects   on   the
State's projections of receipts and disbursements.

     The State Division of the Budget ("DOB") believes that its projections of receipts and disbursements relating to the current State Financial Plan, and
the assumptions on  which they   are  based,  are  reasonable.   Actual
results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

      As noted above, the financial condition of the State is affected by several factors, including the strength of the State and regional
economy and actions of the  Federal government,   as   well  as   State
actions affecting   the   level   of   receipts   and disbursements.   Owing
to these and other factors, the State may, in future years, face substantial potential budget gaps resulting from a significant disparity between tax
revenues  projected from  a  lower  recurring receipts   base  and  the  future
costs   of maintaining State programs at current levels.  Any   such
recurring  imbalance  would   be exacerbated  if  the  State  were  to  use  a
significant amount of nonrecurring  resources to  balance the budget in a
particular fiscal year.  To address a potential imbalance for a given   fiscal
year,  the  State  would   be required to take actions to increase receipts
and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution the Governor is required to propose a balanced
budget  each  year.   To correct  recurring budgetary imbalances,  the State
would need to take significant actions to align recurring receipts and disbursements in future fiscal years. There can be no assurance, however, that the State's  actions will  be  sufficient  to  preserve  budgetary balance
in a given fiscal year or  to  align recurring   receipts  and  disbursements
in future fiscal years.

       The   1994-95  State  Financial   Plan contains  actions  that provide
nonrecurring resources or savings, as well as actions that impose  nonrecurring
losses  of  receipts  or costs.   It is believed that the net positive effect
of  nonrecurring  actions  represents considerably  less  than  one-half   of
one percent of the State's General Fund, an amount significantly lower than the amount included in the State Financial Plans in recent years;
it  is  believed  that  those actions   do   not  materially   affect   the
financial   condition  of  the   State.    In addition  to those nonrecurring
actions, the 1994-95 State Financial Plan reflects the use of $1.026 billion in the positive cash margin carried over from the prior fiscal year,
resources  that  are  not  expected   to   be available in the State's 1995-96
fiscal year.

       The   General  Fund  is  the   general operating  fund of the State and
is  used  to account   for   all  financial  transactions, except those
required to be accounted for  in another fund.  It is the State's largest fund
and receives almost all State taxes and other resources   not   dedicated   to
particular purposes.   In  the  State's  1994-95  fiscal year, the General Fund
is expected to account for   approximately  52  percent   of   total
governmental-fund receipts and 51 percent  of total     governmental-fund
disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

      New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from
the  issuance of tax and revenue anticipation notes   ("TRANs").    First,
the   national recession,  and  then the lingering  economic slowdown   in  the
New  York  and   regional economy,  resulted in repeated shortfalls  in
receipts and three budget deficits. For its 1992-93 and 1993-94 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in each year as described below.

      The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in its Contingency Reserve Fund ("CRF") and $134 million in its Tax Stabilization Reserve Fund. These fund balances were primarily the result of an improving national
economy, State employment growth, tax collections that exceeded     earlier
projections      and disbursements  that were below  expectations.  Deposits to the personal income tax refund reserve have the effect of reducing reported personal income tax receipts in the fiscal year when made and withdrawals from such reserve increase receipts in the fiscal year when
made.   The balance in the  tax  refund service  account will be used to pay taxpayer refunds,  rather  than drawing  from  1994-95 receipts.

      Of the $1.140 billion deposited in the tax refund reserve account, $1.026 billion was available for budgetary planning purposes in the 1994-95 fiscal year. The remaining $114 million will be redeposited in the tax refund reserve account at the end of the State's 1994-95 fiscal year to
continue  the process  of  restructuring the  State's  cash flow   as   part
of  the  Local   Government Assistance Corporation ("LGAC") program.  The
balance in the CRF will be used to meet the cost of litigation facing the State. The Tax Stabilization Reserve Fund may be used only in the event of an unanticipated General Fund cash-basis deficit during the 1994-95 fiscal year.

      Before the deposit of $1.140 billion in the tax refund service account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for that year was formulated on April 16, 1993 by $1.002
billion.     Greater-than-expected receipts in the personal income tax, the
bank tax,  the corporation franchise tax  and  the estate   tax  accounted  for
most  of   this variance,  and more than offset
weaker-than- projected collections from the sales and  use tax  and
miscellaneous receipts.  Collections from   individual  taxes  were  affected
by various  factors including changes in Federal business  laws,  sustained
profitability  of banks,   strong  performance  of   securities firms,  and
higher-than-expected consumption of tobacco products following price cuts.

      Disbursements and transfers from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423
million had  the  State not   accelerated  the  payment  of  Medicaid billings,
which  in  the  April  1993  State Financial  Plan were planned to  be deferred into the 1994-95 fiscal year. Compared to the estimates  included  in
the  State  Financial Plan   formulated   in  April   1993,   lower
disbursements resulted from lower spending for Medicaid, capital projects, and debt service (due to refundings) and $114 million used to restructure the State's cash flow as part of the LGAC program. Disbursements were higher-than-expected for general support for public schools, the State share of income maintenance, overtime for prison guards, and highway snow and ice removal.

     In certain prior fiscal years, the State has  failed  to enact a budget
prior  to  the beginning  of  the State's  fiscal  year.   A delay  in the
adoption of the State's  budget beyond the statutory April 1 deadline and the
resultant   delay  in  the   State's   Spring borrowing has in certain prior
years delayed the projected receipt by the City of State aid, and there can be no assurance that State budgets in the future fiscal years will be adopted by the April 1 statutory deadline.

      The  State has noted that its forecasts of tax receipts have been subject
to variance in recent fiscal years.  As a result of these uncertainties   and
other  factors,   actual results could differ materially and adversely from the
State's current projections and the State's projections could be materially and adversely changed from time to time. There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

      Ratings on general obligation bonds  of the  State  of  New  York  were
lowered   by Standard  &  Poor's Corporation  and  Moody's Investors Service
during 1990 from AA- to A and Aa to A, respectively. On January 6, 1992, Moody's Investors Service lowered its rating on certain appropriations-backed debt of New York State to Baa1 from A. The agency cited the failure of Governor Mario M. Cuomo and New York State lawmakers to close New York's
current  year  budget  gap.   Moody's Investors  Services also placed  the
general obligation, State guaranteed and New York local Municipal Assistance Corporation Bonds under review for possible downgrade in coming
months.   In addition, on January  13,  1992, Standard  &  Poor's Corporation
lowered  its rating   on  general  obligation   debt   and guaranteed  debt to
A- from  A.   Standard  & Poor's Corporation also downgraded its rating on
variously   rated  debt,   State   moral obligations,  contractual obligations,
lease purchase   obligations   and   other    State guarantees.  Additional
reductions in ratings could result in a loss to Unit holders.

      As  of  March 31, 1994, the  State  had approximately  $5.370  billion
in   general obligation  bonds, excluding refunding  bonds and  $294 million in
bond anticipation  notes outstanding.   On  May 24,  1993,  the  State issued
$850 million in tax and revenue anticipation notes, all of which matured on December 31, 1993. Principal and interest due on general obligation bonds and interest due on bond anticipation notes and on tax and revenue
anticipation  notes   were   $782.5 million for the 1993-94 fiscal year, and
are estimated to be $786.3 million for the 1994- 95 fiscal year. These figures do not include interest on refunding bonds issued in July 1992, to the extent that such interest is to be paid from escrowed funds.

State Authorities

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for financing,  constructing, and   operating
revenue-producing   benefit facilities.   Certain  authorities   of   the
State,  including the State  Housing  Finance Agency   ("HFA"),   the   Urban
Development Corporation   ("UDC")  and  the  Metropolitan Transportation
Authority ("MTA")  have  faced and   continue   to  experience   substantial
financial difficulties which could adversely affect the ability of such authorities to make payments of interest on, and principal amounts of,
their respective bonds.   Should any  of  its  authorities  default  on  their
respective obligations, the State's access to public credit markets could be
impaired.  The difficulties have in certain instances caused the   State
(under  its  so-called   "moral obligation") to appropriate funds  on  behalf
of the authorities. Moreover, it is expected that the problems faced by these authorities will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary
amounts  or  to take other action  to  permit those     authorities    having
financial difficulties   to   meet  their   obligations (including HFA, UDC and
MTA) could result in a default by one or more of the authorities. Such default, if it were to occur, would be likely to have a significant adverse
effect on  investor confidence in, and therefore the market   price   of,
obligations   of   the defaulting   authority.   In  addition,   any default
in payment of any general obligation of  any authority whose bonds contain a
moral obligation   provision  could  constitute   a failure  of certain
conditions that  must  be satisfied   in   connection   with    Federal
guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for  financing,  constructing and    operating
revenue-producing   public benefit  facilities. The authorities are  not
subject to the constitutional restrictions on the incurrence of debt which apply to the State itself and may issue bonds and notes within the
amounts  of,  and  as  otherwise restricted      by,     their     legislative
authorization.  As  of  September  30,  1992, there   were   18   authorities
that    had outstanding debt of $100 million or more. The aggregate outstanding debt, including bonds, of these 18 authorities was 63.5 billion as of September 30, 1993. As of March 31, 1994, aggregate public authority debt outstanding as State supported debt was $21.1 billion as State-related debt was $29.4 billion.

      The authorities are generally supported by   revenues   generated  by
the   projects financed  or  operated, such as  fares,  user fees  on  bridges, highway tolls and  rentals for  dormitory rooms and housing.  In  recent years,
however,  the  State  has   provided financial  assistance through
appropriations, in some cases of a recurring nature, to certain of the 18 authorities for operating and other expenses and, in fulfillment of its
commitments  on moral obligation indebtedness or   otherwise   for   debt
service.   This assistance  is  expected to  continue  to  be required in future years.

      The  MTA oversees the operation of  New York  City's  subway and  bus
lines  by  its affiliates,   the  New  York   City   Transit Authority and the
Manhattan and Bronx Surface Transit operating (collectively, the "Transit
Authority"  or  the  "TA").   Through   MTA's subsidiaries,   the  Long
Island   Railroad Company,  the  Metro-North Commuter  Railroad Company  and
the Metropolitan  Suburban  Bus Authority, the MTA operates certain  commuter
rail   and   bus  lines  in  the   New   York metropolitan area.  In addition,
the Staten Island Rapid Transit Operating Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended and will continue to depend for operating support upon a system of Federal, State, local government and TBTA support, including loans, grants and operating subsidies. Over the past several years, the State has enacted several taxes, including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county region served by the MTA (the "Metropolitan Transportation Region") and a special one-quarter of 1% regional sales and use tax, that provide additional revenues for mass transit purposes including assistance to the MTA, the surcharge, which expires in
November   1995,  yielded  $507  million   in calendar  year  1992, of which
the MTA was entitled to receive approximately 90 percent, or approximately $456 million. For the 1994- 95 State fiscal year, total State assistance to the MTA is estimated at approximately $1.3 billion.

      In  1993,  State legislation authorized the  refunding  of a five-year
$9.56  billion MTA  capital  plan for the five-year  period, 1992   through
1996 (the "1992-96 Capital Program"). The MTA has received approval of the 1992-96 Capital Program based on this legislation from the 1992-96 Capital
Program Review Board, as State law requires.  This is the    third   five-year
plan   since   the Legislature  authorized  procedures  for  the adoption, approval and amendment of  a  five- year  plan  in  1981  for a  capital
program designed  to upgrade the performance  of  the MTA's    transportation
systems   and    to supplement,    replace    and    rehabilitate facilities
and equipment.  The MTA, the  TBTA and  the  TA  are collectively authorized to issue  an aggregate of $3.1 billion of  bonds (net  of  certain  statutory
exclusions)  to finance  a  portion  of the  1992-96  Capital Program.   The
1992-96 Capital Program is expected to be financed in significant part through the dedication of State petroleum business taxes.

      There can be no assurance that all  the necessary   governmental  actions
for   the Capital  Program will be taken, that  funding sources  currently identified  will  not  be decreased or eliminated, or that the  1992-96 Capital
Program, or parts thereof, will  not be  delayed  or  reduced.   Furthermore,
the power  of  the  MTA  to issue  certain  bonds expected to be supported by
the appropriation of   State   petroleum  business   taxes   is currently  the
subject of a court challenge. If the Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

      The State's experience has been that if an   Authority   suffers  serious
financial difficulties, both the ability of the State and the Authorities to obtain financing in the public credit markets and the market price of the State's outstanding bonds and notes may be adversely affected. The
Housing Finance   Agency  ("HFA")   and   the   Urban Development Corporation
("UDC") have  in  the past   required   substantial   amounts    of assistance
from  the  State  to  meet   debt service  costs or to pay operating  expenses.
Further  assistance, possibly  in  increasing amounts, may be required for
these, or other, Authorities  in  the  future.   In  addition, certain
statutory arrangements provide for State local assistance payments otherwise payable to localities whose local assistance payments otherwise
payable to localities  to be   made  under  certain  circumstances   to certain
Authorities.   The  State   has   no obligation  to provide additional
assistance to localities whose local assistance payments have  been  paid to
Authorities  under  these arrangements.   However, in  the  event  that such
local  assistance  payments   are   so diverted, the affected localities could
seek additional State funds.


New York City and Other Localities

       The   City,   with  a  population   of approximately    7.3    million,
is     an international center of business and culture.  Its
non-manufacturing  economy  is  broadly based, with the banking and securities,
life insurance,     communications,    publishing, fashion  design,  retailing
and  construction industries   accounting  for  a   significant portion   of
the  City's  total  employment earnings.   Additionally,  the  City  is  the
nation's  leading  tourist destination.   The City's  manufacturing activity
is  conducted primarily in apparel and publishing.

      The national economic recession which began in July 1990 has adversely impacted the City harder than almost any other political jurisdiction in the
nation.  As a result, the City,   with   approximately  3  percent   of
national  employment, has lost  approximately 20 percent of all U.S. jobs
during the recent economic  downturn  and,  consequently,   has suffered
erosion of its local tax base.   In total, the City private sector employment
has plummeted by approximately 360,000 jobs since 1987.   But,  after  nearly
five  years   of decline, the City appears to be on the  verge of  a
broad-based recovery which  will  lift many  sectors of the local economy.
Most of the nascent local recovery can be attributed to the continued improvement in the U.S. economy, but a great deal of the strength
expected in the City economy will be  due  to local    factors,   such   as
the    heavy concentration of the securities  and  banking industries in the
City.  The current forecast calls  for modest employment growth of  about
20,000   a  year  (0.6  percent)  on  average through  1998  with  some slowing but still positive growth in employment in 1995-96 as U.S. growth slows (local job gains slow from 25,000 to around 10,000 per year).

       During   the   most  recent   economic downturn,   the  City  has  faced
recurring extraordinary budget gaps that have been addressed by undertaking one-time, one-shot budgetary initiatives to close then projected gaps in order to achieve a balanced budget as required by the laws of the
State.   For example,  in  order  to  achieve  a  balanced budget  for  the
1992 fiscal year,  the  City increased  taxes and reduced services  during the
1991  fiscal  year  to  close  a   then projected  gap of $3.3 billion  in  the
1992 fiscal year which resulted from, among other things, lower than expected tax revenue of approximately $1.4 billion, reduced State aid for the City
of approximately $564  million and  greater  than  projected  increases   in
legally     mandated     expenditures      of approximately $400 million,
including  public assistance  and  Medicare expenditures.   The gap-closing
measures for  fiscal  year  1992 included  receipt  of $605 million  from  tax
increases,  approximately  $1.5  billion   of proposed   service  reductions
and  proposed productivity savings of $545 million.

      Notwithstanding its recurring projected budget gaps, for fiscal years 1981 through 1993 the City achieved balanced operating results (the City's
General Fund revenues and transfers   reduced   by   expenditures   and
transfers),  as  reported in accordance  with Generally   Accepted  Accounting
Principles ("GAAP"), and the City's 1994 fiscal year results are projected to be balanced in accordance with GAAP.

      The City's ability to maintain balanced budgets in the future is subject to numerous contingencies; therefore, even though the City has managed to close substantial budget gaps in recent years in order to maintain balanced operating results, there can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional
tax  or  other revenue   increases  or  reduction  in   City services,  which
could adversely  affect  the City's economic base.

      Pursuant to the laws of the State, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control
Board").   If  the  City were  to  experience certain   adverse  financial
circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the
City's capital and   seasonal  financing  requirements,  the Control Board
would be required by State law to exercise powers, among others, of prior approval of City financial plans, proposed borrowings and certain contracts.

      1995-1998 Financial Plan. On July 8, 1994, the City submitted to the Control Board the Financial Plan for the 1995-1998 fiscal years (the
"1995-1998  Financial  Plan   or "Financial Plan"), which relates to
the City, the  Board of Education ("BOE") and the  City University   of   New
York ("CUNY").   The Financial Plan is based on the City's expense and  capital budgets for the City's 1995 fiscal year, which were adopted on June 23, 1994.

      The 1995-1998 Financial Plan projects revenues and expenditures for the 1995 fiscal year balanced in accordance with GAAP. The projections for the
1995 fiscal year  reflect proposed   actions  to  close  a   previously
projected gap of approximately $2.3 billion for the 1995 fiscal year, which include City actions aggregating $1.9 billion, a $288 million increase in State actions over the 1994 and 1995 fiscal years, and a $200 million increase in Federal assistance. The City actions include proposed agency
actions aggregating    $1.1    billion,     including productivity savings; tax
and fee enforcement initiatives; service reductions; and savings from the restructuring of City services. City actions also include savings of $45 million resulting from proposed tort reform, the projected transfer to the 1995 fiscal year of $171 million of the projected 1994 fiscal year surplus, savings of $200 million for employee health care costs, $51
million  in reduced   pension  costs,  savings  of   $225 million  from
refinancing City bonds and  $65 million  from  the proposed sale  of  certain
City   assets.  The  proposed   savings   for employee  health care costs  are
subject to collective bargaining negotiation with the City's unions; the proposed savings from tort reform will require the approval of the State Legislature; and the $200 million increase in Federal assistance is subject to approval by Congress and the President.

       The Financial Plan also set forth projections for the 1996 through 1998 fiscal years and outlines a proposed gap-closing program to close projected gaps of $1.5 billion, $2.0 billion and a $2.4 billion for the
1996   through   1998   fiscal   years, respectively, after successful
implementation of the $2.3 billion gap-closing program for the 1995 fiscal year.

      The projections for the 1996 through 1998 fiscal years assume the extension by the State Legislature of the 14% personal income tax surcharge beyond calendar year 1995 and extension of the 12.5% personal income tax
surcharge   beyond   calendar   year    1996, resulting  in  combined  revenues
of   $159 million, $633 million and $920 million in the 1996,    1997   and
1998   fiscal    years, respectively.  However, as part  of  the  tax reduction program reflected in the Financial Plan, the City is proposing the elimination of the 12.5% personal income tax surcharge when it expires at a cost of $184 million in fiscal year 1997 and $455 million in fiscal year
1998. The proposed gap-closing  actions include   City   actions   aggregating
$1.2 billion, $1.5 billion and $1.7 billion in the 1996 through 1998 fiscal years, respectively; $275 million, $375 million and $525 million in proposed additional State actions in the 1996 through 1998 fiscal years, respectively, primarily from the proposed State assumption of certain Medicaid costs; and
$100  million and   $200  million  in  proposed  additional Federal  assistance
in  the  1997  and  1998 fiscal   years,  respectively.  The  proposed
additional City actions, a substantial number of which are unspecified, include additional spending reductions, the reduction of City personnel
through   attrition,   government efficiency      initiatives,      procurement
initiatives,  labor productivity initiatives, and the proposed privatization of
City sewage treatment    plants.   Certain    of    these initiatives  may  be
subject to negotiation with the City's municipal unions. Various actions proposed in the Financial Plan for the 1996-1998 fiscal years, including
the proposed   state  actions,  are  subject   to approval  by Congress and the
President.  The State Legislature has in previous legislative sessions  failed to approve certain of the City's proposals for the State assumption of certain Medicaid costs and mandate relief, thereby increasing the uncertainty as to the receipt of the State assistance included in the
Financial   Plan.  In   addition,   the Financial  Plan  assumes the
continuation  of the  current assumption with respect to wages for   City
employees  and  the  assumed   9% earnings on pension fund assets for the  1994
fiscal  year are expected to be substantially below   the  9%  assumed  rate,
which   will increase    the    City's   future    pension contributions. In
addition, a review  of  the pension   fund   earnings   assumptions    is
currently being conducted which could further increase    the    City's
future    pension contributions. In addition, a review  of  the pension   fund
earnings   assumptions    is currently being conducted which could further
increase    the    City's   future    pension
contributions by a substantial amount.

      The City expects that tax revenue for the 1994 fiscal year will be approximately $65 million less than forecast in the 1994 Modification, primarily due to shortfalls in the personal income tax and sales tax, and that expenditures will be approximately $25 million greater than forecast. Accordingly, the $171 million of the projected surplus for the 1994 fiscal year, which is currently projected in the 1994 Modification and the Financial Plan to be transferred to the 1995 fiscal year will decrease to 81 million. As a result, the City will reduce expenditures for the 1995 fiscal year to offset this decrease, which is expected to be reflected in the first quarter modification to the Financial Plan. In addition, the Financial
Plan assumes that   a   special  session  of   the   State Legislature, which
may take place in the near future,  will  enact, and the  Governor  will sign,
State  legislation  relating  to   the proposed  tort reform, which would  save
the City   $45  million  in  payments  for   tort liability  in fiscal year
1995, and certain anticipated improvements in fine and fee collections forecast to earn $25 million in City revenue in fiscal year 1995, and that
the State Legislature will not enact proposed legislation   mandating
additional   pension benefits  for City retirees costing the  City
approximately  $200  million   annually.   To address     these    and    other
possible contingencies,  on July 11, 1994,  the  Mayor stated that he will
reserve $100 million from authorized  spending  by  City  agencies   in fiscal
year  1995 in addition to the existing general   reserves   of  $150   million.
In addition, the City has identified a $360 million contingency program for the 1995 fiscal year, primarily consisting of layoffs and service reductions.

     Actions to Close the Gaps. The 1995-1998 Financial Plan reflects a program
of proposed actions   by  the  City,  State  and  Federal governments   to
close  the   gaps   between projected revenues and expenditures  of  $1.5
billion,  $2.0 billion and $2.4  billion  for the   1996,  1997  and  1998
fiscal   years, respectively.

      City gap-closing actions total $1.2 billion in the 1996 fiscal year, $1.5 billion in the 1997 fiscal year and $1.7 billion in the 1998 fiscal
year.  These  actions,   a substantial  number of which are unspecified,
include   additional   spending   reductions, aggregate $501 million, $598
million and $532 million in the 1996 through 1998 fiscal years, respectively; government efficiency initiatives aggregating $50 million,
$100 million  and $150 million in the 1996 through 1998   fiscal   years,
respectively;   labor productivity  initiatives,  aggregating  $250 million  in each of the 1996 through 1998 fiscal years; and a proposed privatization of City sewage treatment plants which would result in revenues of $200
million in each of the  1996 through 1998 fiscal years.  Certain of   these
initiatives  may  be  subject  to negotiation with the City's municipal unions.

      State actions proposed in the gap- closing program total $275 million, $375 million and $525 million in each of the 1996, 1997 and 1998 fiscal years, respectively. These actions include savings primarily from the proposed State assumption of certain Medicaid costs.

     The Federal actions proposed in the gap- closing program are $100 million and $200 million in increased Federal assistance in fiscal years 1997 and 1998, respectively.

       Various   actions  proposed   in   the Financial   Plan,  including
the   proposed increase   in  State  aid,  are  subject   to approval  by  the
Governor  and  the   State Legislature,  and  the proposed  increase  in
Federal   aid  is  subject  to  approval   by Congress and the President. State
and Federal actions are uncertain and no assurance can be given that such actions will in fact be taken or that the savings that the City projects
will  result  from  these  actions  will   be realized.  The  State Legislature
failed to approve a substantial portion of the proposed State assumption of Medicaid costs in the last session. The Financial Plan assumes that these proposals will be approved by the State Legislature during the 1995 fiscal year and that the Federal government will increase its share of funding for the Medicaid program. If these measures cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

       Although   the  City  has   maintained balanced budgets in each of its
last thirteen years, and is projected to achieve balanced operating results for the 1993 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions.
Additional  tax increases and  reductions  in essential   City  services  could
adversely affect the City's economic base.

      Assumptions.  The  1995-1998  Financial Plan   is   based  on  numerous
assumptions, including the continuing improvement in the City's and the region's economy and a modest employment recovery during calendar year 1994 and
the  concomitant receipt of economically sensitive   tax  revenues  in   the
amounts projected.  The 1995-1998 Financial  Plan  is subject  to  various
other uncertainties  and contingencies   relating  to,   among   other factors,
the extent, if any, to  which  wage increases  for  City  employees  exceed the annual increases assumed for the 1995 through 1998 fiscal years; continuation of the 9% interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees
affecting the     City's    required    pension    fund contributions; the
willingness and ability of the State, in the context, of the State's current financial condition, to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City, including the proposed State takeover of certain Medicaid costs and State mandate relief; the ability of HHC, BOE and other such agencies to maintain balanced budgets; the willingness of the Federal government to provide Federal aid;
approval of the proposed continuation  of  the  personal  income   tax
surcharge; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to
implement proposed reductions in City personnel    and    other   cost
reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, and the success with which the City controls expenditures; savings for health care costs for City employees in the amounts projected in the Financial Plan; additional expenditures that may be incurred due to the requirements of certain legislation requiring minimum levels of funding for education; the impact on real estate tax revenues of the current weakness in the real estate market; the City's ability to market its securities successfully in the public credit markets; the level of funding required to comply with the Americans with Disabilities Act of
1990; and  additional  expenditures  that  may   be incurred as a result of
deterioration in  the condition of the City's infrastructure.

        The   projections   and   assumptions contained in the 1995-1998
Financial Plan are subject   to   revision  which  may   involve substantial
change, and no assurance can be given that these estimates and projections, which include actions which the City expects will be taken but which are not within the City's control, will be realized.

      Certain Reports. From time to time, the Control Board staff, the City
Comptroller and others   issue   reports  and   make   public statements
regarding  the  City's  financial condition,   commenting   on,   among   other
matters,   the   City's   financial    plans, projected   revenues  and
expenditures   and actions  by  the City to eliminate  projected operating deficits. Some of these reports and statements have warned that the City may
have underestimated   certain   expenditures   and overestimated  certain
revenues   and   have suggested   that  the  City  may   not   have adequately
provided for future contingencies. Certain of these reports have analyzed the City's Future economic and social conditions and have questioned whether the City has the capacity to
generate sufficient revenues  in the   future  to meet  the  costs   of   its
expenditure   increases   and   to    provide necessary services.

      On  March 1, 1994, the City Comptroller issued  a  report on the state of
the  City's economy. The report concluded that, while the City's   long
recession  is  over,  moderate growth is the best the City can expect,  with
the   local  economy  being  held   back   by continuing     weakness     in
important international economies.

      On  July 11, 1994, the City Comptroller issued  a report on the City's
adopted budget for   the   1995   fiscal  year.   The   City Comptroller
stated  that  if  none  of   the uncertain  proposals  are  implemented,   the
total risk could be as much as $763 million to $1.02 billion. risks which were identified as substantial risks include a possible $208 million to $268 million increase in overtime costs; approval by the State Legislature of a tort reform program to limit damage claims against the City, which would
result  in savings  of  $45  million;  the  $65  million proceeds   from   a
proposed   asset   sale; additional   expenditures   at   Health   and
Hospitals  Corporation totaling $60  million; and   $60   million   of
increased   pension contributions  resulting  from   lower   than assumed
pension  fund  earnings.  Additional possible   risks   include   obtaining
the agreement of municipal unions to the proposed reduction in City expenditures for health care costs by $200 million; uncertainties concerning the assumed improvement in the collection of taxes, fines and fees totaling $75 million; and uncertainty concerning the receipt of the $200 million of increased Federal aid projected for the 1995 fiscal year. The City Comptroller noted that there are a number of additional issues, including possible larger than projected expenditures for foster care and public assistance and the receipt of $100 million from assumed FICA refunds. The City Comptroller has also stated in a report issued on June 8,
1994 that certain of the reductions in personnel and services proposed in the City's financial plan submitted to the Control Board on May 10, 1994
(the "May Financial Plan") will have long-term   and,   in  some   cases,
severe consequences for City residents.

      In addition, on July 11, 1994, the private members of the Control Board, Robert R. Kiley, Heather L. Ruth and Stanley S. Shuman, issued a statement which concluded that the 1995 fiscal year is not reasonably balanced and that further budget cuts are unavoidable in the next six
months.   In addition, the private members stated that the Financial Plan does
not set forth a  path  to structural   balance.  The  private   members stated
that, in order to achieve this goal, City managers must be given fiscal targets they can be expected to meet; solid new proposals must be developed that back up the savings the City has committed to achieve to balance future budgets; and the deferral of expenses to future years, through actions such as the sale of property tax receivables, stretching out
pension  contributions   and delaying   debt   service  payments   through
refundings, must stop. On July 11, 1994, the Control Board staff stated that the City faces risks of greater than $1 billion and $2 billion for the 1995 and 1996 fiscal years, respectively, and risks of approximately $3 billion for each of the 1997 and 1998 fiscal years.

      Substantially all of the City's full- time employees are members of labor unions. The Financial Emergency Act requires that all collective bargaining agreements entered into by the City and the Covered Organizations be consistent with the City's current financial plan, except under certain circumstances, such as awards arrived at through impasse procedures.

      On January 11, 1993, the City announced a  settlement  with a coalition
of  municipal unions,   including   Local   237   of    the International
Brotherhood   of    Teamsters ("Local  237"), District 37 of  the  American
Federation of State, County and Municipal Employees ("District Council 37") and other unions covering approximately 44% of the City's workforce. The settlement, which has been ratified by the unions, includes a total net expenditure increase of 8.25% over a 39- month period, ending March 31, 1995 for most of these employees. On April 9, 1993 the City announced an agreement with the Uniformed Fire Officers Association (the "UFOA") which is consistent with the
coalition  agreement.  The   agreement   has  been ratified.    The Financial
Plan reflects the costs associated with  these settlements  and  provides   for
similar  increases for all other  City-funded employees.

       The   Financial   Plan   provides   no additional wage increases for
City employees after their contracts expire in the 1995 and 1996 fiscal years. Each 1% wage increase for all employees commencing in the 1995 and 1996
fiscal   years  would  cost   the   City   an additional  $130 million for the
1995  fiscal year  and  $140 million for the  1996  fiscal year  and  $150
million each year  thereafter above   the  amounts  provided  for  in   the
Financial Plan.

      The  terms of eventual wage settlements could   be  determined  through
the impasse procedure in the New York City Collective Bargaining Law, which can impose a binding settlement.

      New York City Indebtedness. Outstanding indebtedness   having  an
initial   maturity greater  than  one  year  from  the  date  of issuance of the City as of March 31, 1994 was $21,290,000 compared to $19,624,000 as of March 31, 1993.

      A  substantial portion of  the  capital improvement  in  the  City  are
financed  by indebtedness   issued   by   the    Municipal Assistance
Corporation of the City of New York ("MAC"). MAC was organized in 1975 to provide financing assistance for the City and also to exercise certain
review  functions with  respect  to the City's  finances.   MAC bonds  are
payable out of certain State sales and compensating use taxes imposed within the City, State stock transfer taxes and per capita State aid to the
City.   Any  balance from  these  sources after meeting  MAC  debt service  and reserve fund requirements and paying MAC's operating expenses is remitted to the City or, in the case of stock transfer taxes, rebated to the taxpayers. The State is not, however, obligated to continue the imposition of such taxes or to continue appropriation of the revenues therefrom to MAC, nor is the State obligated to continue to appropriate the State per capita aid to the City which would be required to pay the debt service on certain MAC obligations. MAC has not taxing power and MAC bonds do not create an enforceable obligation of either the State or the City. As of March 31, 1994,
MAC   had   outstanding   an   aggregate   of approximately  $4.071 billion  of
its  bonds compared  to $4.470 billion as of  March  31, 1993.

     On February 11, 1991, Moody's  Investors Service  lowered  its rating  on the City's general obligation bonds from A to Baa1. On July 2, 1993, Standard & Poor's reconfirmed its A- rating of City bonds, continued its negative rating outlook assessment and stated that maintenance of such
ratings  depended upon   the  City's  making  further  progress towards
reducing budget gaps in the outlying years. In January 1995, Standard & Poor's reconfirmed its negative outlook and placed it on CreditWatch because of the City's accounting methods.

      On  July  10, 1995, Standard  &  Poor's Ratings    Group   ("Standard   &
Poor's") downgraded its rating on New York City's $23 billion of outstanding general obligation bonds to "BBB+" from "A-", citing to the City's chronic structural budget problems and weak economic outlook. Standard & Poor's stated that New York City's reliance on one- time revenue measures to
close annual budget gaps,   a  dependence  on  unrealized   labor savings,
overly  optimistic  estimates   of revenues  and state and federal aid  and
the City's   continued  high  debt  levels   also contributed  to  its decision
to  lower  the rating.

Litigation

      The State is the subject of numerous legal proceedings relating to State finances, State programs and miscellaneous tort, real property and contract claims in which the State is a defendant and where monetary
damages   sought   are  substantial.    These proceedings   could  adversely
affect   the financial condition of the State in the 1994- 95 fiscal years or thereafter.

  In addition to the proceedings noted below, the  State  is  party  to  other
claims  and litigation   which  its  legal  counsel   has advised  are  not
probable of  adverse  court decisions. Although the amounts of  potential
losses,    if    any   are   not    presently determinable, it is the State's
opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position in the 1994-95 fiscal year or thereafter.

                               APPENDIX D

The  following information is  a  summary  of special   factors   affecting
New    Jersey municipal  obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of New Jersey issuers.

 Additional  Discussion  of  Special   Factors Relating to New Jersey
Municipal Obligations

      Risk  Factors:   Prospective  investors should    consider   the   recent
financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

      The  State's  1995 fiscal  year  budget became law on June 30, 1994.

      Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to a recessionary peak of 9.3% during 1992. Since then, the unemployment rate fell to 6.7%
during  the  fourth  quarter  of  1993.   The jobless  rate averaged 7.1%
during the first nine months of 1994, but this estimate is not comparable to those prior to January because of major changes in the federal survey from which these statistics are obtained.

      In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation
and        utilities        (1.2%)        and finance/insurance/real estate
(1.4%), while manufacturing and government declined by 1.5% and 0.1%, respectively. The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

      The  economic recovery is likely to  be slow  and uneven in both New
Jersey  and  the nation.   Some  sectors, like commercial  and industrial
construction, will undoubtedly lag because of continued excess capacity.
Also, employers  in  rebounding  sectors   can   be expected  to  remain
cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a corresponding slow pace.

      Pursuant to the State Constitution,  no money  may  be drawn from the
State  Treasury except  for appropriations made by  law.   In addition, all
monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

       In   addition  to  the  Constitutional provisions,  the New Jersey
statutes  contain provisions   concerning   the   budget    and appropriation
system.      Under     these provisions,  each unit of the State  requests an
appropriation from the Trustee of Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendation to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signing by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are
sufficient   revenues   on   hand    or anticipated, as certified by the
Governor, to meet   the   appropriation.

Finally,   the Governor may, during the course of the  year, prevent    the
expenditure    of    various appropriations when revenues are below  those
anticipated or when he determines that such expenditure is not in the best interest of the State.

      One  of  the major reasons for cautious optimism   is   found  in  the
construction industry.    Total   construction   contracts awarded  in  New
Jersey have turned around, rising by 8.6% in 1993 compared with 1992. By far, the largest boost came from residential construction awards which increased by 37.7% in 1993 compared with 1992. In addition, non residential building construction awards have turned around, posting a 6.9% gain.

        Nonbuilding    construction    awards increased approximately 4% in the
first eight months  of 1994 compared with the same period in 1993.

      Finally, even in the labor market there are signs of recovery. Thanks to a reduced layoff rate and the reappearance of job opportunities in some parts of the economy, unemployment in the State has been receding since July 1992, when it peaked at 9.6% according to U.S. Bureau of Labor Statistics estimates based on the federal government's monthly household survey. The same survey showed joblessness dropped to an average of 6.7% in the fourth quarter of 1993. The unemployment rate registered an average of 7.8% in the first quarter of 1994, but this rate cannot be compared with prior data due to the changes in the U.S. Department of
Labor   procedures   fir   determining    the unemployment  rate that went into
effect  in January 1994.

      State  Aid to Local Governments is  the largest   portion   of   fiscal
year   1995 appropriations.    In   fiscal   year   1995, $5,782.2     million
of    the     State's appropriations consisted of funds  which  are distributed
to municipalities, counties  and school  districts.   The  largest  State  Aid
appropriation,  in  the  amount  of  $3,900.1 million,  was  provided for local
elementary and  secondary education programs.   Of  this amount,  $2,431.6
million  is  provided   as foundation aid to school districts by formula based
upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $582.5 million for
special education programs  for children with disabilities.   A $293  million
program was  also  funded  for pupils   at  risk  of  educational   failure,
including  basic  skills  improvement.    The State  appropriated $474.8
million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $263.8 million to pay for the cost of pupil
transportation   and   $57.4   million    for transition   aid,  which
guaranteed   school districts  a  6.5%  increase  over  the   aid received  in
fiscal year 1991 and  is  being phased out over six years.

      Appropriations  to  the  Department  of Community  Affairs  total $635.1
million  in State  Aid monies for fiscal year 1995.   The principal    programs
funded    were    the Supplemental  Municipal  Property   Tax   Act ($314.1
million);     the      Municipal Revitalization   Program  ($165.0   million);
municipal   aid   to  urban  communities   to maintain   and  upgrade
municipal   services ($40.7  million);  and  the  Safe  and  Clean
Neighborhoods   Program   ($58.9    million).  Appropriations to the State
Department of the Treasury total $321.3 million in State Aid monies for fiscal year 1995. The principal programs funded by these appropriations were payments under the Business Personal Property Tax Replacement Programs ($158.7 million); the cost of senior citizens, disabled and veterans
property   tax   deductions    and exemptions  ($41.7 million); aid  to
densely populated   municipalities  ($25.0  million); Municipal  Purposes  Tax
Assistance   ($30.0 million); and payments to municipalities  for services  to
state  owned  property   ($34.9 million).

      Other  appropriations of State  aid  in fiscal  year 1995 include:
welfare programs ($499.1 million); aid to county colleges ($123.6 million); and aid to county mental hospitals ($79.4 million).

        The second largest portion of appropriations in fiscal 1995 is applied to Direct State Services: the operation of State government's
17   departments,   the Executive  Office, several  commissions,  the State
Legislature  and  the  Judiciary.   In fiscal 1995, appropriations for Direct
State Services aggregate $5,203.1 million. Some of the major appropriations for Direct State Services during fiscal 1995 are detailed below.

      $595.3 million was appropriated for programs administered by the Department of Human Services. The Department of Labor is appropriated
$51.4   million    for    the administration  of  programs   for   workers'
compensation,  unemployment  and   disability insurance,  manpower development,
and  health safety inspection.

       $27.7  million  is  appropriated   for administration    of   the
Medicaid    and pharmaceutical  assistance to  the  aged  and disabled
programs;   $14.9   million    for administration   of   the   various
income maintenance   programs,  including   Aid   to Families with Dependent
Children(AFDC); $69.3 million for the Division of Youth and  Family Services,
which protects the children of  the State   from  abuse  and  neglect  and
$15.0 million for juvenile community programs which serves juveniles who have violated the laws of the State and have been committed to the Juvenile Services Division.

        The   Department   of   Health    was appropriated $32.3 million for
the prevention and  treatment of diseases, alcohol and  drug abuse  programs,
regulation  of  health  care facilities,   and   the  uncompensated   care
program.

      $689.3 million was appropriated to  the Department  of  Higher  Education
for   the support  of  eight  State  colleges,  Rutgers University,  the  New
Jersey  Institute   of Technology,  and the University  of  Medicine and
Dentistry of New Jersey.

      $932.6 million was appropriated to the Department of Law and Public Safety and the Department of Corrections.

      $92.3  million was appropriated to  the Department of Transportation for
the  various programs   it   administers,  such   as   the maintenance  and
improvement of the State highway systems and subsidies for railroads and bus companies.

      $176.6 million was appropriated to the Department of Environmental Protection for the protection of air, land, water, forest, wildlife and shellfish resources and for the provision of outdoor recreational facilities.

      The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the
purpose   of refinancing  all or a portion of  outstanding debt  of  the
State, so long as such law requires that the refinancing provide a debt service savings.

      All appropriations for capital projects and    all    proposals   for
State    bond authorizations are subject to the review  and recommendation  of
the New Jersey  Commission on  Capital  Budgeting  and  Planning.   This
permanent   commission  was  established   in November,  1975,  and  is
charged with the preparation of the State Capital Improvement Plan, which contains proposals for State spending for capital projects.

       The   aggregate  outstanding   general obligation bonded indebtedness of
the State as of June 30, 1993 was $3.549.7 billion. The debt service obligation for outstanding indebtedness is $119.9 million for fiscal year 1994.

     Aside from its general obligation bonds, the State's "moral obligation" backs certain obligations issued by the New Jersey Housing and Mortgage Finance Agency, the South Jersey Port Corporation (the "Corporation") and the Higher Education Assistance Authority. As of June 30, 1992, there was outstanding in excess of $1 billion of moral obligation bonded indebtedness issued by such entities, for which the maximum annual debt service was over $101 million as of such date. The State provides the Corporation with funds to cover debt service and property tax requirements when earned revenues are anticipated to be insufficient to cover these obligations. For the calendar years 1986 through 1992, the State has appropriated
$12,237,565.00   to cover   property   tax  shortfalls   of   the Corporation.

      At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery
of monetary damages that are primarily  paid  out  of  the  fund   created
pursuant  to  the Tort Claims  Act,  N.J.S.A.  59:1-1  et  seq.  In addition,
at  any  given time   there  are  various  contract   claims against  the State
and State agencies seeking recovery  of monetary damages.  The State  is unable
to  estimate its exposure  for  these claims  and  cases.   An  independent
study estimated an aggregate potential exposure of $50 million for claims pending, as of January 1, 1982. It is estimated that were a similar study made of claims currently pending,  the amount  of such estimated exposure would  be somewhat higher.  New Jersey is involved in a number of lawsuits in
which adverse decisions could    materially   affect   revenues    or
expenditures. Such cases include challenges to its system of educational funding, the methods by which the State Department of Human Services shares with county governments the maintenance recoveries and costs for
residents in State psychiatric hospitals  and residential      facilities
for      the developmentally disabled.

      Other lawsuits that could materially affect revenue or expenditures include a suit by a number of taxpayers seeking refunds of taxes paid to the Spill Compensation Fund pursuant to N.J.S.A. 58:10-23.11; a suit
alleging   that  unreasonably  low   Medicaid payment rates have been
implemented for long- term  care facilities in New Jersey;  a  suit alleging
unfair  taxation   on   interstate commerce;  a suit by Essex County seeking
to invalidate the State's method of funding  the medical  system and a suit
seeking return  of moneys   paid   by   various   counties   for maintenance of
Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, and a suit challenging the imposition of premium tax surcharges on insurers doing business in New Jersey, and assessments upon property and casualty liability insurers pursuant to the Fair Automobile Insurance Reform Act.

      Legislation approved June 30, 1992, effective immediately, called for revaluation of several public employee pension funds, authorized an adjustment to the assumed rate of return on investment and refunds $773 million in public employer contributions to the State from various pension funds, to be reflected as a revenue source for Fiscal Year 1992 and $226 million in Fiscal Year 1993 and each fiscal year thereafter. Several labor
unions   filed   suit  seeking   a   judgment directing  the State Treasurer to
refund  all monies transferred from the pension funds and paid  into  the
General  Fund.   An  adverse determination would have a significant impact on
Fiscal  Years  1992  and  1993   revenue estimates.

       Bond  Ratings:   Citing  a  developing pattern of reliance on
non-recurring measures to  achieve budgetary balance, four years  of financial
operations  marked   by   revenue shortfalls  and operating deficits,  and  the
likelihood  that  financial  pressures   will persist,  on August 24, 1992
Moody's  lowered from  Aaa to

Aa1 the rating assigned  to  New Jersey  general obligation bonds.  Currently,
Standard  &  Poor's rates New Jersey  general obligation  bonds  AA+.   On
July 6, 1992, Standard & Poor's affirmed its AA+ ratings on New Jersey's general obligation and various lease and appropriation backed debt, but its ratings outlook was revised to negative for the longer term horizon (beyond four months) for resolution of two items: (i) the Federal Health Care
Facilities Administration ruling concerning retroactive  Medicaid   hospital
reimbursements   and   (ii)    the    State's uncompensated  health  care
funding  system, which  is  under review in the U.S.  Supreme Court.

                             APPENDIX E

The  following information is  a  summary  of special  factors affecting
Florida  municipal obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Florida issuers.

 Additional  Discussion  of  Special   Factors Relating to Florida Municipal
Obligations In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then an as of April 1, 1993,
ranks  fourth  with  an  estimated population   of   13.5   million.
Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady with an average of 292,988 new residents a year from 1983 through 1993. The U.S. average population increase since 1982 is about 1% annually, while Florida's average annual rate of increase is about 2.5%. Florida continues to be the fastest growing of the ten largest states. This strong population growth is one reason the State's economy is
performing better  than  the  nation  as  a  whole.   In addition  to
attracting senior  citizens  to Florida as a place for retirement, the  State
is   also   recognized   as   attracting    a significant    number    of
working    age individuals.  Since 1983, the  prime  working age  population
(18-44)  has  grown  at   an average  annual rate of 2.6%.  The  share  of
Florida's  total working age population  (18- 59)    to    total   State
population    is approximately 54%. This share is not expected to  change appreciably into the twenty-first century.

      The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's the State's economy has diversified so as to provide greater insulation from national economic downturns. As a result, Florida's real per capita personal income has tracked closely with the
national average  and  has tracked   above  the  southeast.  From   1984
through 1993, the State's real per capita income rose an average 5.4% a year, while the national real per capita income increased at an average 5.5%.

      Because Florida has a proportionately greater retirement age population, property income (dividends, interest and rent) and transfer
payments  (Social   Security   and pension  benefits  among  other  sources
of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1993 was 62% of total personal income, while a similar figure for the nation for 1990
was 72%.  Transfer  payments are  typically  less sensitive   to   the
business   cycle   than employment  income  and,  therefore,  act  as
stabilizing forces in weak economic periods.

      The  State's per capita personal income in  1993  of $20,857 was slightly
above  the national average of $20,817 and significantly ahead   of  that  for
the southeast United States, which was $18,753. Real personal income in the State is estimated to increase 4.5% in 1994-95 and 4.2% in 1995-96. By the end of 1995-96, real personal income per capita in the State is projected to average 4.5% higher than its 1993-94 level.

      Since 1980, the State's job creation rate is well over twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to
California in the absolute number of new jobs created.   Contributing to the
State's  rapid rate  of  growth in employment and income  is international
trade.   In  addition,   since 1980,  the  State's  unemployment  rate   has
generally tracked below that of the Nation's unemployment rate. However, as the State's economic growth has slowed from its previous highs, the State's
unemployment  rate  has tracked  above  the national   average.

The average rate in Florida since 1980 has  been 6.5%   while  the national
average  is 7.1%.  According to the U.S. Department of Commerce, the   Florida
Department of   Labor   and Employment   Security,   and   the    Florida
Consensus Economic  Estimating   Conference (together  the  "Organization")
the  State's unemployment rate was 8.2%  during 1992.   As of  January 1994,
the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

      The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the state added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

      Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95, while growing 4.7% in 1995-96. Trade is expected to expand 3.1% in 1995 and 3.2% in 1996. The service sector is now the State's largest employment category.

                            Construction

     The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's  economy.  The State  is still
somewhat at the mercy of  the construction    and   construction    related
manufacturing industries. For example, in 1980, total contract construction employment as a share of total non-farm employment was just over 7%, and in 1993, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts
in 1993 while  the State's population is 5.3% of  the U.S.   total  population.
Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980, total housing starts have averaged 156,450 a year.

      A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is
expected  to  hover near   the   mid   250,000   range   annually throughout
the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in
the  State.  For   example, federal  tax reform in 1986 and other changes to
the   federal  income  tax   code   have eliminated tax deductions for owners
of  more than  two  residential real estate properties and have lengthened
depreciation schedules on investment    and   commercial    properties.
Economic  growth  and  existing  supplies  of homes   also  contribute  to  the
level   of construction  in  the  State.   Also,   while interest  rates
remain  low  currently,   an increase    in    interest    rates     could
significantly adversely impact the  financing of  new  construction with the
State, thereby adversely  impacting unemployment  and  other economic   factors
within  the   State.   In addition,  available commercial office  space has
tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this be of space will likely continue to remain slow.

      Single and multi-family housing starts in 1994-95 are projected to reach a combined level of 118,000, increasing to 124,100 next year.
Lingering  recessionary  effects   on consumers  and tight credit are some  of
the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax  reform legislation  discussed above.  However, construction is one  of
the sectors  most  severely affected  by Andrew.  Total    construction
expenditures     are forecasted  to  increase 6.6% this  year  and increase
7.5% next year.


       The   State   has  continuously   been dependent on the highly cyclical
construction and    construction   related   manufacturing industries.   While
that   dependency   has decreased, the State is still somewhat at the mercy
of    the    construction    related manufacturing  industries.  The
construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990's in which case there could be an adverse impact on
the State's   economy   through   the   loss   of construction    and
construction    related manufacturing  jobs.  Also,  while   interest rates
remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State,
thereby adversely impacting unemployment   and  other  economic   factors
within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow. Tourism

     Tourism is one of State's most important industries.   Approximately
41.1    million tourists  visited  the  State  in  1993,   as reported   by
the  Florida  Department   of Commerce. In terms of business activities and
state  tax  revenues, tourists in Florida  in 1993  represented  an estimated
4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourist industry over the years has
become    more   sophisticated,    attracting visitors   year-round  and,  to
a   degree, reducing   its   seasonality.  The   dollar's depreciation has
enhanced the State's tourism industry. Tourist arrivals are expected to increase by almost 5.0% percent this year and 3.4% next year. Tourist arrivals to Florida by air and car are expected to diverge from each other, air
decreasing 9.2%   and  2.95 next  year and auto increasing 0.7% this year and
4.0% next year. By the end of the State's current fiscal year, 42.1 million domestic and international tourists are expected to have visited the State. In 1995-96, tourist arrivals should approximate 43.6 million.

                           Revenues and Expenses

      Estimated  fiscal year 1994-95  General Revenue  plus Working Capital
funds available to  the State total $14,624.4 million, a 5.7% increase   over
1993-94.  This  reflects   a transfer  of  $159  million in  non-recurring
revenue due to Andrew, to a hurricane  relief trust fund. Of the total General
Revenue plus Working Capital funds available to the State, $13,858.4   million
of  that  is   Estimated Revenues (excluding the Andrew impact)  which
represents  an  increase  of  7.9%  over  the previous  year's  Estimated
Revenues.   With effective   General  Revenues  plus   Working Capital   Fund
appropriations  at  $14.311.1 million, unencumbered reserves at the end  of
1994-95  are  estimated  at  $313.3  million.  Estimated,   fiscal  year
1995-96   General Revenue  plus  Working  Capital  and   Budget Stabilization
funds available total $15,145.9 million.  a  3.6% increase over 1994-95.  The
$14,647.2   million  in  Estimated   Revenues represents  an  increase  of
5.7%  over  the previous year's Estimated Revenues.

      In fiscal year 1993-94, approximately 66% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax,
and beverage   tax  amounted to 66%, 8%,  4%  and 4%,  respectively, of total
General  Revenue Funds  available during fiscal  1993-94.   In that   same
year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 12%, respectively, of total expenditures from the General Revenue Fund.

      The  State's  sales and  use  tax  (6%) currently  accounts  for the
State's  single largest  source  of  tax receipts.   Slightly less  than 10% of
the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution,
local  governments may (by referendum)  assess  a  0.5%    or   a   1.0%
discretionary  sales  surtax   within   their county.   Proceeds  from  this
local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or
protection  of natural resources as  provided under   applicable  Florida
law.    Certain charter  counties have other  taxing  powers.  In  addition, and  non-consolidated  counties with  a  population in excess of 800,000  may
levy   a  local  option  sales  tax  to  fund indigent  health  care.    It
alone   cannot exceed  0.5%  and  when  combined  with   the infrastructure
surtax  cannot  exceed  1.0%.  For  the  fiscal year ended June  30,   1994,
sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $10,012.5 million, an increase of 6.9% over fiscal year 1992-1993.

      The second largest source of  State tax receipts    is  the  tax   on
motor   fuels.  However,  these revenues are almost  entirely dedicated  trust funds for specific purposes and are not included in the State's General Revenue Fund.

     The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totaling $439.8 million in fiscal year ending June 30, 1994. Alcoholic beverage tax receipts decreased 1.0% from the previous year's
total.   The revenues   collected  from   this   tax   are deposited  into  the
State's General  Revenue Fund.

      The  State  imposes a corporate  income tax.   All  receipts of the
corporate  income tax are credited to the General Revenue Fund.  For  the
fiscal  year ended June  30,  1994, receipts   from  this  source  were
$1,047.4 million,  and increase of 23.7%  from  fiscal year 1992-93.

      The  State imposes a documentary  stamp tax on deeds and  other documents
relating to realty,      corporate     shares,     bonds, certificates   of
indebtedness,   promissory notes,  wage  assignments, and retail  charge
accounts.    The   documentary   stamp    tax collections  totaled  $775.0
million  during fiscal  year  1993-94, a 21.3% increase  from the   previous
fiscal  year.   Beginning  in fiscal  year  1992-93, 71.29% of these  taxes are to  be deposited to the General  Revenue Fund.

       The   State   imposes  an   intangible personal   property  tax  on
stocks,  bonds, including  bonds secured by liens in  Florida real
property,    notes,     governmental leaseholds,  and certain  other
intangibles, not   secured   by  alien  on  Florida   real property.  The
annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida
real  property.  In  fiscal   year  1993-94, total  intangible personal
property tax collections were $836.0 million, a 6.7% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

      The State's severance tax taxes, oil, gas and sulfur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $54.8 million during fiscal year 1993-94, down 15.0% from the previous year. Currently, 60% of this amount is transferred to the General Revenue Fund.

     The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0% for costs of
administering the lottery.  Fiscal year 1993-94 lottery  ticket sales   totaled
$2.15  billion, providing education with approximately $816.2 million.

                   Debt-Balanced Budget Requirement

     At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was
outstanding.  In addition,   since July  1, 1993,  the State issued about
$1.13 billion in principal amount of full faith and credit bonds.

      The  State  Constitution  and  statutes mandate  that the State budget,
as  a  whole, and   each  separate fund  within  the  State budget,  be  kept
in balance form currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by
statute,  he must    certify    his   opinion    to    the Administrative
Commission,  which  then   is authorized to reduce all State agency budgets and
releases  by  a  sufficient  amount   to prevent a deficit in any fund.
Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.


                                Litigation

      Currently under litigation are  several issues  relating  to State
actions  or  State taxes  that  put at risk substantial  amounts of     General
Revenue     Fund    monies.  Accordingly, there is no assurance  that  any of
such matters, individually or in the aggregate, will not have a immaterial adverse affect on the State's financial position.

      Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the Florida Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

      The  State  imposes a $295 fee  on  the issuance of certificates of title
for a motor vehicles previously titled outside the State.  The   State   has
been sued by plaintiffs alleging that this fee violates the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed has
granted summary  judgment for the plaintiffs and  has enjoined   further
collection of the impact fee and has ordered refunds to all those who have paid the fee since the collection of the fee went into effect. The State has appealed the lower Court's decision and an automatic stay has been granted to the State allowing it to continue to collect the fee. The potential refund exposure to the State if it should lose the case may be in excess off $100 million.

      The State maintains a rating of Aa  and AA   from   Moody's  Investors
Service   and Standard  & Poors  Corporation, respectively, on  the  majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenues source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that
there will  not be a decline in economic conditions or   that   particular
conditions  or   that particular Bonds purchased  by the Trust will not   be
adversely  affected  by  any   such changes.

                                  APPENDIX F

The  following information is  a  summary  of special  factors affecting
Georgia  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Georgia issuers.   Additional  Discussion  of
Special   Factors Relating to Georgia Municipal Obligations

On December 31, 1992, the state government of Georgia had the 46th lowest debt level per capita of all states in the United States, which is reflective
of a very  conservative fiscal   approach  taken  by  elected   state
officials, tempered during a three to four year economic slow-down. Typically, general obligation bonds of the state are issued pursuant to the powers granted under Article VII, Section IV of the Constitution of the
State    of    Georgia   (    the    "Georgia Constitution"), which provides
that the bonds are the direct and general obligations of the state.

The Georgia Constitution further mandates that the General Assembly "shall raise by taxation and appropriate each fiscal year ... such amounts as are necessary to pay debt service requirements in such fiscal year on
all  general  obligation debt".  The  Georgia Constitution   further   provides
for   the establishment of a special trust  fund  which is  designated the
"State of Georgia General Obligation Debt Sinking Fund" which is used for the payment of annual debt service requirements on all general obligation debt.

Virtually all debt obligations represented by bonds   issued  by  the  State
of   Georgia, counties,  or municipalities or other  public authorities require validation by a  judicial proceeding  prior  to the  issuance  of  such
obligation.  The  judicial  validation  makes these    obligations
incontestable     and conclusive,  as  provided under  the  Georgia
Constitution.

The  State  of Georgia operates on  a  fiscal year  beginning on July 1 and
ending on  June 30.   Each  year  the  State  Economist,  the Governor,  and
the State Revenue Commissioner jointly prepare a revenue forecast upon which is
based   the   state  budget   which   is considered,  amended,  and  approved
by  the Georgia  General  Assembly. Since  1975,  the Governor   and  the
General  Assembly   have attempted to maintain a $100 million  reserve fund,
which in 1992 was eroded because of a revenue shortfall. For the first ten months of the fiscal year ending June 30, 1995, the State of Georgia enjoyed an 8.0% growth in revenues and had an $565,3111,040.50 increase in revenues
above the same ten month  period ending   fiscal  1994.   However,   this   is
decrease compared to fiscal year 1994 which had a 9.5% growth in revenues over fiscal year 1993. The surplus for fiscal year 1993 far exceeded the Governor's budget allocation of $124 million.

In the past two years, the Governor has successfully eliminated more than 5,000 state jobs, which has contributed dramatically to his efforts to balance the state budget.

For the next several years, Georgia has a very bright economic future highlighted by a $2 billion stimulus to the economy which is expected from Atlanta's hosting of the 1996 Summer Olympic Games. Manufacturing activity, particularly in the textile, apparel and carpet sectors, has increased dramatically as a result of increased home building. However, the real estate/construction industry remains in a recession caused by over-building of commercial office space and industrial parks in the late 1980s. Military base closings in other states are expected to mildly impact the Georgia economy with the consolidation of military installations so that Georgia will
have  a  net  gain in service  personnel.  In recent   years,  Georgia  has
enjoyed   the economic stimulus caused by a number of major corporate relocations led by  United  Parcel Service  of  America, Inc., which  moved
its World     Headquarters    from     Greenwich, Connecticut   to  Atlanta.
This   move   was followed  by  Holiday  Inn  Worldwide,  which moved   its
headquarters  to  Atlanta   from Memphis.

                            APPENDIX G

The  following information is  a  summary  of special    factors   affecting
Pennsylvania Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of Pennsylvania issuers.   Additional  Discussion  of
Special   Factors Relating     to    Pennsylvania     Municipal Obligations
      Potential  purchasers of Units  of  the Trust  should  consider  the
fact  that  the Trust's   portfolio  consists  primarily   of securities
issued  by  the  Commonwealth  of Pennsylvania   (the   "Commonwealth"),    its
municipalities  and  authorities  and  should realize the substantial risks
associated with an  investment in such securities.   Although the  General
Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases helped return the General Fund balance to a surplus at June 30, 1992 of $87.5 million and at June 30, 1993 of $698.9. The deficit in the Commonwealth's unreserved/undesignated funds of prior years also was reversed to a surplus of $64.4 million as of June 30, 1993.

      Pennsylvania's economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly
into   medical   and    health services,  education and financial  services.
Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and
food-related industries.   Service  industries   currently employ the greatest
share of non-agricultural workers, followed by the categories of  trade and
manufacturing.     Future    economic difficulties in any of these industries
could have an adverse impact on the finances of the Commonwealth or its municipalities, and could adversely affect the market value of the Bonds
in  the  Pennsylvania  Trust  or   the ability  of the respective obligors  to
make payments  of  interest and principal  due  on such Bonds.

      Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its
obligations, including  suits relating to the following matters:   (i)  the
ACLU   has   filed  suit  in  federal   court demanding   additional  funding
for   child welfare services; the Commonwealth settled  a similar  suit  in the
Commonwealth Court of Pennsylvania and is seeking the dismissal of the federal suit, inter alia, because of that settlement. The district court has denied class certification to the ACLU, and the parties have stipulated to a judgment against the plaintiffs to allow plaintiffs to appeal the denial of
a class certification  to  the Third  Circuit;   (ii) in 1987,  the  Supreme
Court of Pennsylvania held that the statutory scheme  for  county funding of
the  judicial system   to   be   in   conflict   with   the Constitution of the
Commonwealth  but  stayed judgment pending enactment by the legislature of
funding  consistent with the opinion  and the   legislature   has   yet   to
consider legislation implementing the judgment; (iii) several banks have filed suit against the Commonwealth contesting the constitutionality of a law enacted in 1989 imposing a bank shares tax; in July 1994, the Commonwealth Court en banc upheld the constitutionality of the 1989 bank shares tax law but struck down a companion law to provide credits against
the  bank  shares  tax for new  banks;  cross appeals   from   that   decision
to    the Pennsylvania Supreme Court have  been  filed; (iv)  litigation has been filed in both state and federal court by an association of rural and small schools and several individual school districts and parents
challenging  the constitutionality   of   the   Commonwealth's system  for
funding local school districts-- the federal case has been stayed pending resolution of the state case and the state case is in the pre-trial state (no available estimate of potential liability); (v) the ACLU has brought a
class action on behalf  of inmates   challenging   the   conditions   of
confinement in thirteen of the Commonwealth's correctional   institutions;    a
proposed settlement agreement has been submitted to the court and members of the class, but the court has not yet set a date for hearing on the  terms of  the agreement  (no  available estimate of potential cost of
complying  with the   injunction  sought  but   capital   and personnel   costs
might  cost millions   of dollars)  and  (vi)  a consortium  of  public
interest law firms has filed a class action suit alleging that the Commonwealth has not complied with a federal mandate to provide screening, diagnostic and treatment services for all Medicaid-eligible children under
21; the district court denied class certification and   has   scheduled  the
case  for   trial (potentially liability estimated  at  between $9   million
and  $55  million); and  (vii) litigation has been filed in federal court by
the   Pennsylvania Medical  Society  seeking payment of the full co-pay and deductible  in excess of  the  maximum fees set  under  the Commonwealth's
medical assistance program for outpatient   services  provided  to   medical
assistance patients who were also eligible for Medicare; the Commonwealth received a favorable decision in the federal district court, but the Pennsylvania Medical Society won a reversal in the federal circuit court (potential liability estimated at $50 million per year).

      The Commonwealth's general obligation bonds have been rated AA- by Standard & Poor's and A1 by Moody's for more than the last five years.

      The  City of Philadelphia (the  "City") has   been   experiencing  severe
financial difficulties which has impaired its access to public   credit
markets  and   a   long-term solution  to the City's financial  crisis  is
still being sought. The City experienced a series of General Fund deficits for fiscal years 1988 through 1992.

     The City has no legal authority to issue deficit  reduction bonds on its
own  behalf, but  state  legislation has been  enacted  to create   an
Intergovernmental   Cooperation Authority  to  provide fiscal  oversight  for
Pennsylvania cities (primarily Philadelphia) suffering recurring financial difficulties. The Authority is broadly empowered to assist cities in avoiding defaults and eliminating deficits by encouraging the adoption of sound
budgetary  practices and issuing  bonds.   In order  for  the Authority to
issue  bonds  on behalf   of  the  City,  the  City  and   the Authority
entered into an intergovernmental cooperative agreement providing the Authority with certain oversight powers with respect to the fiscal affairs of the City, and the Authority approved a five-year financial plan prepared by the City. On June 16, 1992, the Authority issued a $474,555,000 bond issue on behalf of the City. The Authority approved the latest update of the five-year financial plan on May 2, 1994. The City has reported a surplus of approximately $15 million for fiscal year ending June 30, 1994. In July 1993, the Authority issued $643,430,000 of bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In September 1993, the Authority issued $178,675,000 of bonds to advance refund certain of the bonds of the City and to fund additional capital projects.

                            APPENDIX H

The  following information is  a  summary  of special   factors  affecting
Ohio  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Ohio issuers.   Additional  Discussion  of
Special   Factors Relating to Ohio Municipal Obligations

     The Ohio Trust will invest substantially all of its net assets in Ohio Obligations. The Ohio Trust is therefore susceptible to political, economic and regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the complex factors that may affect the financial situation of issuers in Ohio, and is not applicable to "conduit" obligations on which the public issue itself has no financial responsibility.

       The creditworthiness of obligations issued by local Ohio issuers may be unrelated to the creditworthiness of obligations issued by the State, and generally there is no responsibility on the part of the State to make payments on those local obligations. There may be specific factors
that   are applicable  in connection with investment  in particular  Ohio
Obligations   or   in   the obligations  of particular Ohio issuers,  and it is
possible the investment will be in Ohio Obligations  or in obligations of
particular issuers as to which such specific factors are applicable.   However,
the  information  set forth  below  is intended only as  a  general summary
and  not a discussion  of  any  such specific   factors  that   may   affect
any particular   issuer   or   issue   of    Ohio Obligations.

     Ohio is the seventh most populous state, with   a  1990  Census  Count  of
10,847,000 indicating  a  0.5% population increase  from 1980.

      The economy of Ohio, while diversifying more   into   the  service  and
other   non- manufacturing  areas, continues  to  rely  in part on durable goods manufacturing, which is largely  concentrated in motor  vehicles  and
equipment,   steel,   rubber   products   and household  appliances.  As a
result, general economic activity in Ohio, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture also is an important segment of the economy in the State, and the State has instituted several
programs  to provide financial assistance  to farmers.   The  State's  economy,
has   had varying effects on different geographic areas of  the  State and the political subdivisions located within those geographic areas.

      In prior years, the State's overall unemployment rate is commonly somewhat higher than the national average. In January 1993 and February 1993, the unemployment rate was 8.2 and 7.8, respectively, compared to the national rates 7.9 and 7.7 respectively. However, for both 1991 and 1992 the State rate was below the national rate; the State rates were
6.4% and 7.2%, and the  national rates   6.7%  and  7.4%  respectively.    The
unemployment rate, and its effects, vary among particular geographic areas of the State.

      There can be no assurance that future state-wide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the portfolio of the Ohio Trust or the ability of the particular obligors to make timely payments of debt service on (or lease payments relating to) those obligations.

      The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending a
fiscal year or biennium in a deficit position.    Most  operations  are
financed through the General Reserve Fund (GRF), with personal income and sales-use taxes being the major GRF sources.

      Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the June 30 (end of
fiscal  year)  balance  reduced during   less  favorable  national   economic
periods  and increased during more  favorable economic times.

      Key  end  of biennium fund balances  at June  30,  1991 were $135,365,000
(unaudited) (GRF)  and approximately $300,000,000 (Budget Stabilization   Fund
(BSF),   a   cash   and budgetary    management   fund).    Necessary
corrective  steps were taken in  fiscal  year 1991  to  respond  to  lower than  estimated receipts  and higher expenditures in  certain categories.
Those   steps   included   the transfer of $64,000,000 from the BSF  to  the
GRF.  The State reported biennium ending fund balances  of  $135.3 million
(GRF)  and  $300 million (BSF).

      The  State  has established  procedures for,  and has timely taken,
necessary actions to  ensure  a  resource/expenditures  balance during   less
favorable  economic   periods.  These include general and selected reductions
in  appropriations spending; none  have  been applied  to  appropriations
needed  for  debt service   or  lease  rentals  on  any   State obligations.

     To allow time to complete the resolution of certain Senate and House differences in the budget and appropriations for the current biennium (beginning July 1, 1991), an interim appropriations act was enacted, effective July 1; it included debt service and lease rental appropriations
for the entire 1992-93 biennium,   while   continuing   most   other
appropriations for 31 days at 97%  of  fiscal year   1991  monthly  levels.
The   general appropriations  act for the  entire  biennium was passed on July
11, 1991 and signed by the Governor. It authorized the transfer, which has been made, of $200 million from the BSF to the GRF and provided for transfers in fiscal year 1993 back to the BSF if revenues are sufficient for the purpose (which the State Office of Budget and Management, OBM, at present thinks unlikely).

      Based  on updated fiscal year financial results and economic forecast for
the  State, in   light   of   the  continuing   uncertain nationwide economic
situation, OBM projected, and  was timely addressed, a fiscal year 1992
imbalance  in GRF resources and expenditures.  GRF   receipts   were
significantly   below original  forecasts,  a  shortfall  resulting primarily from lower collections of  certain taxes,  particularly  sales  and  use taxes. Higher than earlier projected expenditure levels totaling approximately $143,000,000 resulted from higher spending in certain areas, particularly human services, including Medicaid. As an initial action, the Governor ordered most State agencies to reduce GRF appropriations spending in the final six months of fiscal year 1992 by a total of approximately $184 million (debt service and lease rental obligations were not affected). The General Assembly authorized, and OBM made in June 1992, the transfer to the GRF of the $100.4 million BSF balance and additional
amounts  from  certain  other  funds.   Other administrative  revenue and
spending  actions resolved   the   remaining   GRF   imbalance, resulting  in
positive GRF fiscal  year  1992 ending fund and cash balances.

        A    significant    GRF    shortfall, approximately   $520   million,
was    then projected for fiscal year 1993.  It had  been addressed  by
appropriate  legislative   and administrative actions.  As a first step  the
Governor  ordered, effectively July 1,  1992, $300   million   in  selected
GRF   spending reductions.  Executive and legislative action in   December
1992  (a  combination  of  tax revisions   and   additional   appropriations
spending reductions) is projected by OBM to balance GRF resources and expenditures in this biennium and provide a better base  for the appropriations  for the  next  biennium.  Those
actions   included   tax revisions estimated    to    produce   an
additional $194,500,000 this fiscal year, and additional appropriations spending reductions totaling approximately $50,000,000 are provided for in that legislation and subsequent action by the Governor.

      Litigation filed on February 1, 1993 seeks to have a new tax on soft drinks, included in those tax revisions, declared invalid and its
collection  enjoined.   The trial court's preliminary injunction has been
stayed   by   the  Ohio  Supreme   Court   on procedural grounds, and that tax
is  for  now being    collected.    OBM   had    estimated approximately
$18,500,000  being   collected from  that tax this fiscal year, representing
less than 10% of the projected additional tax revenues. Several bases for invalidity were asserted, including a claim that the bill in which this and
other elements  of  the  tax package   (   as  well  as  certain   capital
appropriations and financing authorizations ) were   included   did  not
comply   with   a constitutional    "one-subject"    procedural requirement.

      Supplementing the general authorization for the Governor's spending reduction orders described above and exercised several times in this biennium, the biennial appropriations act authorizes the OBM Trustee to implement up to 1% fiscal year reduction in GRF amounts appropriated if on March 1 of either fiscal year of the biennium receipts for that fiscal year
are   for   any   reason   more   than $150,000,000  under estimates  and  the
then estimated GRF ending fund balance is less than $50,000,000. Expressly, excerpted from this cutback authorization are debt service and
lease rental appropriations.   In  light of  the  other  corrective actions
described above,  this supplemental spending  reduction authorization was not
implemented  in  fiscal year   1992  and  is  not  expected   to   be
implemented in fiscal year 1993.

The  general appropriations process  for  the next  biennium (beginning July 1,
1993)  has commenced with the Governor's presentation of a   proposed   GRF
budget to the General Assembly. That budget document and the related appropriations bill as introduced and passed by the House include all necessary
GRF appropriations   for  biennial   State   debt service and lease rental
payments.

      The incurrence or assumption of debt by the State without a popular vote is, with limited exceptions, prohibited by current provisions of
the State Constitution.   The State may incur debt to cover casual deficits or
failures in revenues or to meet expenses not otherwise provided for, but limited in amount to $750,000. The State is expressly precluded from
assuming the  debts  of  any local   government   or   corporation.    (An
exception in both cases is made for any  debt incurred    to   repel
invasion,   suppress insurrection, or defend the State in war.)

      By thirteen constitutional amendments (the last adopted in 1993), Ohio voters have authorized the incurrence of State debt to which taxes or excesses were pledged for payment. At January 31, 1994, $712.6 million
(excluding  certain  highway  bonds   payable primarily from highway use
charges)  of  this debt  was  outstanding or awaiting  delivery.  The   only
such  State  debt   then   still authorized to be incurred are portions of the
highway bonds and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($43.1 million outstanding); (b) $1.2 billion of obligations authorized for local infrastructure improvements, no more than $120 million may be issued in any calendar year ($645.2 million outstanding or awaiting delivery, $480
million  remaining   to   be issued);  and  (c)  up  to  $200  million  in
general   obligation  bonds  for  parks   and recreation purposes may be
outstanding at any one time ( no more than $50 million to be issued in any one year, and none have yet been issued).

      The Constitution also authorized the issuance, for certain purposes, of State obligations, the owners of which are not given the right to have excises or taxes levied to pay debt service. Those special obligations include bonds and notes issued by, among others, the Ohio

Public Facilities Commission and the Ohio Building Authority. A total of $4.28 billion of those obligations were outstanding at January 31, 1994.

        A 1990 constitutional amendment authorized greater State and political subdivision participation in the provision of individual and family housing, including borrowing for this purpose. The General Assembly may authorize the issuance of State obligations secured by a pledge of all or
such   portion  as  it  authorizes  of  State revenues    or    receipts,
although    the obligations  may  not  be  supported  by  the State's full faith and credit.

      State and local agencies issue revenue obligations that are payable from revenues of revenue-producing facilities or categories of facilities, which obligations are not "debt" within constitutional provisions or payable from
taxes.   In  general,  lease   payment obligations  under lease-purchase
agreements of Ohio issuers (in connection with which certificates of participation may be issued) are limited in duration to the issuer's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal periods.

     Local school districts in Ohio receive a major   portion   (on  a
statewide   basis, historically  approximately  46%)  of   their operating
moneys from State subsidies ( known as   the   Foundation  Program  ),  but
are dependent on local ad valorem property  taxes and   in,  88  districts,
income  taxes  for significant   portions  of   their   budgets.  Litigation
has recently been filed,  similar to  that  in  other states,  questioning  the
constitutionality of Ohio's system of  school funding.   A small number of the
State's  612 local  school  districts  have  in  any  year required special
assistance to avoid year-end deficits.   A  current  program  (  Emergency
School Advancement Fund ) provides for school district cash-need borrowing directly from commercial lenders, with State diversion of subsidy
distributions to repayment if needed; 26   districts  borrowed  a  total  of
$41.8 million  in  fiscal  year  1991  under   this program,  in  fiscal  year
1992, borrowings totaled $68.6 million (including over $46.6 million by one district);in fiscal year 1993, 43 districts borrowed approximately $94.5
million   (including  $75  million  for   one district)  and  in  fiscal  year
1994   loan approvals totaled at January 31, 1994,  $9.90 million for 16 districts.

       Ohio's  943  incorporated  cities  and villages  rely  primarily  on
property   and municipal  income taxes for their operations, and,  with  other local governments,  receive local  government  support and  property  tax
relief   monies  distributed  by  the  State.  Procedures  have been established for those few municipalities that have on occasion faced significant financial problems, which include establishment of a joint
State/local commission   to  monitor  the  municipality's fiscal   affairs,
with  a   financial   plan developed to eliminate deficits and cure  any
defaults.   Since inception  in  1979,  these procedures have been applied to
23 cities and villages, in 18 of which the fiscal situation has   been
resolved  and   the   procedures terminated.

      At present the State itself does not levy any ad valorem taxes on real or tangible personal property. Those taxes are levied by political
subdivisions and other local taxing districts.   The Constitution has since
1934 limited the amount of the aggregate levy of ad valorem property taxes, without a vote of the electors or municipal charter provision, to 1% of
true value in money, and statutes limit  the  amount  of  the  aggregate   levy
without a vote or charter provision to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes unlimited as to amount or rate.

Although revenue obligations of the State or its political subdivisions may be payable from a specific project or source, including lease
rentals, there can be no assurance that future   economic   difficulties   and
the resulting   impact   on   State   and   local government finances will not
adversely affect the market value of Ohio obligations held  in the portfolio of
the Trust or the ability  of the   respective  obligors  to  make   timely
payments  of principal and interest  on  such obligations.

The  outstanding Bonds issued by the  Sinking Fund   are  rated  Aa  by
Moody's Investors Service ("Moody's") and AAA by Standard & Poor's Corporation ("S&P"). In January 1982, S&P adjusted its rating on certain of
the State's general obligation bonds from AA+  to AA.    Previously,  in
November 1979, the ratings on general obligation debt of the State were changed by Moody's and S&P from Aaa and AAA to Aa and AA+, respectively. S&P did not at either time change its AAA ratings on the Bonds. The outstanding State Bonds issued by the Ohio Public Facilities Commission and the Ohio Building Authority are rated A+ by S&P and A by Moody's.

                                ANNUAL REPORT
                                      OF
                 SMITH BARNEY MUNI FUNDS -- FLORIDA PORTFOLIO
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

--------------------------------------------------------------------------------
ANNUAL REPORT
--------------------------------------------------------------------------------



                    1995
                    1995
                    1995
                    1995
                    1995


                               Smith Barney
                               Muni Funds
                               Florida Limited
                               Term Portfolio
                               Florida Portfolio
                               -------------------------------------------------
                               March 31, 1995


                        [Logo] Smith Barney Mutual Funds
                               Investing for your future.
                               Every day.

--------------------------------------------------------------------------------
Florida Limited Term and Florida Portfolios
--------------------------------------------------------------------------------



Dear Shareholder:

We are pleased to present the annual report and audited financial statements for Smith Barney Muni Funds Florida Portfolio and Florida Limited Term Portfolio for the fiscal year ended March 31, 1995.

Market and Economic Overview

Since our last report to you in November, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Fed since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail sales. Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

Late in April, several tax-reform proposals which recommend a flat Federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In our opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The Florida Economy

Strong service and trade sectors continue to be the driving force behind Florida's rapid economic growth. Florida's economy continues to broaden and diversify with substantial activity in the insurance, banking and export markets in addition to its traditional base of agriculture and tourism. The state is rated double-A by both Moody's and Standard & Poor's with a stable outlook.

Florida Portfolio

The Florida Portfolio had a total return of 6.77% (Class A shares) for the fiscal year. This return compares favorably with the 6.67% average total return for all Florida municipal bond funds over the same period, as reported by Lipper Analytical Services.

Longer-term performance of the Portfolio continues to be excellent relative to its peers. The Portfolio's three-year cumulative total return (excluding sales charge) of 25.28% (Class A shares) substantially outperformed the average cumulative total return of 23.78% for all Florida municipal bond funds in the Lipper survey for the period ended March 31, 1995. (Please see Average Annual Total Return chart on page 8 of this report for additional performance information.) It should be noted that this strong showing over the last three years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

While we generally have a positive outlook for the fixed-income markets, the size of the rally we have experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. We also believe that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

In light of this viewpoint, we are maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. We are retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, we are also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. We are replacing such issues with bonds that have similar stated maturities but greater call protection.

Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. We believe that positioning the Portfolio in this manner is the best way to achieve our objective of the highest tax-free income consistent with prudent investment risk.

Florida Limited Term Portfolio

The Florida Limited Term Portfolio had a total return of 7.17% (Class A shares) for the fiscal year. This return significantly outperformed the average total return of 5.92% for all Florida intermediate municipal bond funds for the same period, according to Lipper Analytical Services.

As discussed above in our commentary on the Florida Portfolio, any rebound in economic activity is likely to result in a return to higher interest rates. Accordingly, we are taking a more cautious approach to structuring the interest-rate sensitivity of the Portfolio. Relative stability of principal is an important consideration for this fund, which is positioned in the five- to 10-year intermediate maturity range. In this regard, we are placing emphasis on higher coupon issues trading at a premium to their face value. Such bonds will decline less in price than current coupon or market discount bonds should the economy rebound and cause a rise in interest rates. In addition, the maturities of holdings are effectively shorter than their stated maturity date, which serves to further reduce the Portfolio's interest-rate sensitivity. Examples of such issues are bonds priced to a call date earlier than maturity, bonds with sinking funds designed to retire a portion of the issue prior to maturity, and housing bonds that are subject to early call from prepayments on mortgages.

We thank you for your investment in the Portfolios and your continued confidence in our investment management.



Sincerely,



/s/Heath B. McLendon                        /s/Peter M. Coffey
Heath B. McLendon                           Peter M. Coffey
Chairman and                                Vice President and
Chief Executive Officer                     Investment Officer

April 28, 1995

Smith Barney Muni Funds
Florida Limited Term Portfolio

--------------------------------------------------------------------------------
Historical Performance -- Class A Shares
--------------------------------------------------------------------------------
                        Net Asset Value
                       -----------------
                       Beginning  End of    Income    Capital Gain    Total
 Year Ended             of Year    Year    Dividends  Distributions  Returns(1)
================================================================================
3/31/95                  $6.44     $6.56     $0.33       $0.00        7.17%
--------------------------------------------------------------------------------
Inception* - 3/31/94      6.50      6.44      0.24        0.00        2.74
================================================================================
Total                                        $0.57       $0.00
================================================================================



--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------
                        Net Asset Value
                       -----------------
                       Beginning  End of    Income    Capital Gain    Total
 Year Ended             of Year    Year    Dividends  Distributions  Returns(1)
================================================================================
3/31/95                  $6.43     $6.55     $0.31       $0.00        6.84%
--------------------------------------------------------------------------------
Inception* - 3/31/94      6.51      6.43      0.23        0.00        2.17
================================================================================
Total                                        $0.54       $0.00
================================================================================


It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
Florida Limited Term Portfolio

--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                                Without Sales Charge (1)
                                             ------------------------------
                                             Class A                Class C
================================================================================
Year Ended 3/31/95                             7.17%                 6.84%
--------------------------------------------------------------------------------
Inception* through 3/31/95                     5.12                  4.70
--------------------------------------------------------------------------------

                                                  With Sales Charge (2)
                                             ------------------------------
                                             Class A                Class C
================================================================================
Year Ended 3/31/95                             5.05%                 5.84%
--------------------------------------------------------------------------------
Inception* through 3/31/95                     4.05                  4.70
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                 Without Sales Charge (1)
                                                 ------------------------
Class A (Inception* through 3/31/95)                      10.11%
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                       9.15
--------------------------------------------------------------------------------


(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

 * Inception dates for Class A and C shares are April 27, 1993 and May 4, 1993, respectively.

Smith Barney Muni Funds
Florida Limited Term Portfolio

--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------

               Growth of $10,000 Invested in Class A Shares of the
                    Florida Limited Term Portfolio vs. Lehman
                        10 Year General Obligation Index+
                                   (unaudited)
--------------------------------------------------------------------------------
                            April 1993 -- March 1995


               [Presented as a line graph in the printed report]


                                                       LEHMAN
                                                       10 YEAR
                                    FLORIDA            GENERAL
                                    LIMITED           OBLIGATION
DATE                                 TERM               INDEX
----                                -------             -----
4/27/93                             9,800.00          10,000.00
6/93                                9,980.92          10,322.96          1.77%
9/93                               10,313.99          10,703.56          1.25%
12/93                              10,467.48          10,864.82          2.11%
3/94                               10,072.80          10,265.13         -3.68%
6/94                               10,184.00          10,416.91         -0.55%
9/94                               10,296.90          10,484.42         -1.42%
12/94                              10,139.70          10,318.53          1.80%
3/95                               10,780.00          11,032.31          1.35%


+ Hypothetical illustration of $10,000 invested in Class A shares at inception on April 27, 1993, assuming deduction of the maximum 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

Smith Barney Muni Funds
Florida Portfolio
--------------------------------------------------------------------------------
Historical Performance -- Class A Shares
--------------------------------------------------------------------------------
                        Net Asset Value
                       -----------------
                       Beginning  End of    Income    Capital Gain    Total
 Year Ended             of Year    Year    Dividends  Distributions  Returns(1)
================================================================================
3/31/95                 $12.82    $12.89     $0.76       $0.00        6.77%
--------------------------------------------------------------------------------
3/31/94                  13.21     12.82      0.77        0.00        2.75
--------------------------------------------------------------------------------
3/31/93                  12.32     13.21      0.80        0.01       14.21
--------------------------------------------------------------------------------
Inception*-3/31/92       12.00     12.32      0.70        0.00        8.70
================================================================================
Total                                        $3.03       $0.01
================================================================================


--------------------------------------------------------------------------------
Historical Performance -- Class B Shares
--------------------------------------------------------------------------------
                        Net Asset Value
                       -----------------
                       Beginning  End of    Income    Capital Gain    Total
 Year Ended             of Year    Year    Dividends  Distributions  Returns(1)
================================================================================
Inception*-3/31/95      $11.91    $12.89     $0.29       $0.00       10.77%
================================================================================


--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------
                        Net Asset Value
                       -----------------
                       Beginning  End of    Income    Capital Gain    Total
 Year Ended             of Year    Year    Dividends  Distributions  Returns(1)
================================================================================
3/31/95                 $12.81    $12.89     $0.67       $0.00        6.12%
--------------------------------------------------------------------------------
3/31/94                  13.20     12.81      0.68        0.00        2.05
--------------------------------------------------------------------------------
Inception*-3/31/93       12.86     13.20      0.18        0.00        4.05
================================================================================
Total                                        $1.53       $0.00
================================================================================



It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
Florida Portfolio

--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                               Without Sales Charge (1)
                                        ---------------------------------------
                                        Class A         Class B         Class C
================================================================================
Year Ended 3/31/95                       6.77%            N/A             6.12%
--------------------------------------------------------------------------------
Inception* through 3/31/95               8.03            10.77%           5.50
--------------------------------------------------------------------------------

                                                 With Sales Charge (2)
                                        ---------------------------------------
                                        Class A         Class B         Class C
================================================================================
Year Ended 3/31/95                       2.53%            N/A             5.12%
--------------------------------------------------------------------------------
Inception* through 3/31/95               6.93             6.27%           5.50
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                 Without Sales Charge (1)
                                                 ------------------------
Class A (Inception* through 3/31/95)                     36.16%
--------------------------------------------------------------------------------
Class B (Inception* through 3/31/95)                     10.77
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                     12.69
--------------------------------------------------------------------------------


(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

 * Inception dates for Class A, B and C shares are April 2, 1991, November 16, 1994 and January 5, 1993, respectively.

Smith Barney Muni Funds
Florida Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------

                Growth of $10,000 Invested in Class A Shares of
                the Florida Portfolio vs. Lehman Long Bond Index+
                                   (unaudited)
--------------------------------------------------------------------------------
                            April 1991 -- March 1995

               [Presented as a line graph in the printed report]

                                                       LEHMAN
                                                      LONG BOND
DATE                                FLORIDA             INDEX
----                                -------             -----
4/2/91                              9,600.00          10,000.00
3/92                               10,409.59          11,138.77       0.25%
3/93                               11,857.00          12,768.26      -1.20%
3/94                               12,156.30          12,914.69      -5.97%
3/95                               12,961.00          14,080.80       1.20%

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on April 2, 1991, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

Smith Barney Muni Funds
-------------------------------------------------------------------------------
Schedules of Investments                                       March 31, 1995
-------------------------------------------------------------------------------

                                  FLORIDA LIMITED TERM PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Education -- 5.8%
   $500,000   AAA    Dade County School Board COP (G. Holmes Braddock Sr.
                       High School), MBIA-Insured, 5.125% due 8/1/03                   $    494,375
    600,000   AAA    Hillsborough County School Board COP, MBIA-Insured,
                       5.50% due 7/1/04                                                     606,750
---------------------------------------------------------------------------------------------------
                                                                                          1,101,125
---------------------------------------------------------------------------------------------------

Escrowed to Maturity (e) -- 22.8%
    710,000   AAA    Altamonte Springs Health Facility Authority Hospital Revenue
                       Adventist Health System, (Escrowed to Maturity with U.S.
                       Government Securities), 13.00% due 10/1/01                           894,600
    300,000   AAA    Cape Coral Health Facility Authority Hospital Revenue,
                       (Escrowed to Maturity with U.S. Government Securities),
                       8.125% due 11/1/08                                                   352,500
    400,000   AAA    Escambia County Housing Finance Authority Multi-Family Revenue,
                       Genesis Health Series A, (Escrowed to Maturity with
                       U.S. Government Securities), zero coupon due 4/15/01                 269,500
    170,000   AAA    Jacksonville Health Facilities Authority Revenue, St. Catherine
                       Laboure Manor, Inc., (Escrowed to Maturity with U.S. Government
                       Securities), 9.125% due 1/1/03                                       199,325
    165,000   AAA    Jacksonville Health Facilities Authority Revenue, St. Vincents
                       Medical  Center, Inc., (Escrowed to Maturity with U.S.
                       Government Securities), 9.125% due 1/1/03                            190,369
    465,000   AAA    Orange County Health Facility Authority Revenue, Southern
                       Adventist  Hospital, (Escrowed to Maturity with U.S. Government
                       Securities), 8.75% due 10/1/09                                       579,506
    415,000   AAA    Palm Beach County Health Facility Authority Revenue,
                       John F. Kennedy  Memorial Hospital, Inc.,
                       (Escrowed to Maturity with U.S. Government Securities),
                       9.50% due 8/1/13                                                     549,875
    670,000   AAA    Palm Beach Solid Waste Authority Revenue, (Escrowed to
                       Maturity with U.S. Government Securities), MBIA-Insured,
                       10.00% due 12/1/04                                                   830,800
    410,000   Aaa*   Virgin Islands Territory GO, (Escrowed to Maturity with U.S.
                       Government  Securities), 8.00% due 3/1/98                            446,900
---------------------------------------------------------------------------------------------------
                                                                                          4,313,375
---------------------------------------------------------------------------------------------------


                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                  FLORIDA LIMITED TERM PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
General Obligation -- 2.6%
  $ 475,000   A+     Guam Government Limited Obligation Revenue, Series A,
                       LOC Fuji Bank, 7.00% due 11/15/04                               $    499,938
---------------------------------------------------------------------------------------------------
Hospital -- 15.1%
    685,000   BAA    Bay County Hospital Systems Revenue Refunding,
                       Bay Medical Center Project, 6.875% due 10/1/99                       703,838
  1,000,000   BAA1   Bradford County Health Facilities Authority Revenue Refunding,
                       Sante Fe Healthcare Facility, 6.00% due 11/15/09                     936,250
    725,000   A1     Brevard County Health Facilities Authority Revenue, Hospital-
                       Holmes Regulated Medical Center Project, 5.40%, due 10/1/03          708,687
    500,000   A-     Palm Beach County Health Facilities Authority Revenue, Good
                       Samaritan Health Systems, 5.70% due 10/1/02                          496,250
---------------------------------------------------------------------------------------------------
                                                                                          2,845,025
---------------------------------------------------------------------------------------------------
Housing: Multi-Family -- 1.6%
    300,000   AAA    Escambia County, HFA Multi-Family Refunding, Meadow Run
                       Project, LOC Federal Home Loan Bank of Atlanta, 5.50% due 5/1/03     299,625
---------------------------------------------------------------------------------------------------
Housing: Single-Family -- 5.0%
    130,000   AAA    Duval County HFA Single-Family Mortgage Revenue, Mortgage Backed
                       Securities Program, GNMA-Collateralized, 8.00% due 6/1/00(a)         134,387
    250,000   Aaa*   Escambia County Housing Finance Authority Single-Family Mortgage
                       Revenue, GNMA-Collateralized, 6.15% due 4/1/00                       252,500
    275,000   AAA    Leon County HFA  Single-Family  Mortgage  Revenue  Multi-County
                       Project 84, Series A, MBIA-Collateralized, zero coupon due 3/1/03    130,281
    410,000   Aaa*   Orange  County HFA  Single-Family  Mortgage  Revenue,  Mortgage
                       Backed Securities Program, GNMA/FNMA-Collateralized,
                       6.10% due 10/1/05                                                    418,713
---------------------------------------------------------------------------------------------------
                                                                                            935,881
---------------------------------------------------------------------------------------------------
Industrial Development -- 8.7%
    500,000   AAA    City of Miami IDR Refunding, Bayside Center Project, FGIC-Insured,
                       5.25% due 7/1/03                                                     498,750
    735,000   BBB    Collier County Pine Ridge Industrial Park & Naples Production
                       Park, Municipal Service Taxing & Benefit Unit Special Assessment
                       Bond, Series 93, 5.20% due 11/1/01                                   722,137
    400,000   AAA    Osceola County IDA Community Provider Pooled Loan Program,
                       Series A, CGIC-Insured, 7.50% due 7/1/02                             420,500
---------------------------------------------------------------------------------------------------
                                                                                          1,641,387
---------------------------------------------------------------------------------------------------



                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                  FLORIDA LIMITED TERM PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Nursing Home -- 5.2%
  $ 600,000   BBB+   Collier County Health Facilities Authority Revenue Refunding,
                       The Moorings Inc. Project, 6.125% due 12/1/06                   $    588,750
    400,000   Baa1*  Jacksonville Health Facilities Authority Development Revenue,
                       National Benevolent Association Cypress Village Program,
                       6.00% due 12/1/03                                                    388,500
---------------------------------------------------------------------------------------------------
                                                                                            977,250
---------------------------------------------------------------------------------------------------
Pollution Control -- 3.0%
    530,000   A      Broward County Resource Recovery Revenue, Broward Waste
                       Energy-LP North, 7.95% due 12/1/08                                   573,725
---------------------------------------------------------------------------------------------------
Public Facilities -- 2.6%
    500,000   AAA    Pembroke Pines Public Improvement Revenue, AMBAC-Insured,
                       5.00% due 10/1/02 (d)                                                491,250
---------------------------------------------------------------------------------------------------
Short-Term (b) -- 3.2%
    600,000   AAA    Jacksonville Health Facility, Baptist Medical Center Series 93
                       MBIA-Insured, VRDD, 4.15% due 6/1/08                                 600,000
---------------------------------------------------------------------------------------------------
Solid Waste -- 3.7%
    715,000   A      Brevard County Solid Waste Disposal System Revenue,
                       5.20% due 4/1/04                                                     690,869
---------------------------------------------------------------------------------------------------
Tax Allocation -- 7.6%
  1,000,000   BBB    Miami Beach Redevelopment Agency Tax Increment Revenue, City
                       Center Historic Convention Village, 5.10% due 10/1/04                926,250
    500,000   AAA    Orange County Tourist Development Tax Revenue Refunding,
                       Series A, MBIA-Insured, 5.40% due 10/1/04                            502,500
---------------------------------------------------------------------------------------------------
                                                                                          1,428,750
---------------------------------------------------------------------------------------------------
Transportation-- 13.1%
  320,000  AA       Dade County Aviation Revenue Refunding, Series Y, 5.125%
                      due 10/1/03                                                           318,000
  1,050,000   A+     Dunes Community Development District Revenue Refunding,
                       Intracoastal Waterway Bridge, 5.20% due 10/1/02                    1,036,875
    700,000   BBB    Escambia County Road Improvement Revenue, Series A, 5.25%
                       due 1/1/04                                                           665,875
    460,000   AAA    Jacksonville Port Authority Airport Revenue Refunding,
                       AMBAC-Insured, 5.20% due 10/1/03(a)                                  452,525
---------------------------------------------------------------------------------------------------
                                                                                          2,473,275
---------------------------------------------------------------------------------------------------

                     TOTAL INVESTMENTS -- 100% (Cost -- $18,822,690) (f)                $18,871,475
===================================================================================================


See page 19 for full footnote disclosures.


                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Education -- 1.8%
 $1,500,000   AAA    Hillsborough County School Board, COP, MBIA-Insured,
                       6.00% due 7/1/2                                                 $  1,500,000
    460,000   AA-    Pensacola Junior College Foundation, Education Facility Revenue,
                       LOC Bank of Tokyo, 7.125% due 7/1/09                                 475,525
---------------------------------------------------------------------------------------------------
                                                                                          1,975,525
---------------------------------------------------------------------------------------------------
Escrowed to Maturity (e) -- 5.0%
                     Escambia County HFA  Multi-Family  Housing Revenue (Genesis
                       Healthcare) (Escrowed to Maturity with REFCO Strips):
    400,000   AAA        Coupon  Custodial  Receipts  of the  County,  zero  coupon
                           due 10/15/14                                                     102,500
  3,000,000   AAA        Principal Custodial  Receipts,  zero coupon due 10/15/18           573,750
  1,500,000              Water and Sewer  District  IV Revenue,  7.30% due 1/1/15         1,698,750
    385,000   AAA    Florida State Community Service Suburban Utilities (Escrowed to
                       Maturity with U.S. Government Securities), 8.125% due 10/1/98        412,913
  1,500,000   AAA    Gainesville Utility System Revenue (Escrowed to Maturity with
                       U.S. Government Securities), 8.125% due 10/1/14                    1,861,875
    680,000   AAA    Palm Beach County HFA, John F. Kennedy Memorial Hospital Inc.
                       Project, Series C, (Escrowed to Maturity with U.S. Government
                       Securities), 9.50% due 8/1/13                                        901,000
---------------------------------------------------------------------------------------------------
                                                                                          5,550,788
---------------------------------------------------------------------------------------------------
Finance -- 0.5%
    500,000   AAA    Gulf Breeze Local Government Revenue, FGIC-Insured,
                       7.75% due 12/1/15                                                    561,250
---------------------------------------------------------------------------------------------------
Government Facilities -- 0.9%
  1,000,000   A1*    Florida State Department of Corrections, COP, 6.00% due 3/1/14         986,250
---------------------------------------------------------------------------------------------------
General Obligation -- 4.7%
  1,000,000   AA     Florida State Broward County,10.00% due 7/1/14                       1,443,750
    485,000   AA     Florida State Board of Education Capital Outlay Refunding,
                       Series A, 7.25% due 6/1/23(d)                                        527,437
  1,000,000   BBB    Guam Government GO, Series A, 5.375% due 11/15/13                      878,750
                     Puerto Rico Commonwealth:
  1,500,000   AAA      5.00% due 7/1/21                                                   1,290,000
  1,000,000   A        6.50% due 7/1/23                                                   1,021,250
---------------------------------------------------------------------------------------------------
                                                                                          5,161,187
---------------------------------------------------------------------------------------------------
Hospital -- 22.3%
                     Alachua County Health Facilities Authority Revenue
                       Santa Fe Healthcare Facilities Project:
  1,000,000   BBB+       6.00% due 11/15/09                                                 941,250
  1,000,000   BBB+       7.60% due 11/15/13                                               1,050,000



                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Hospital -- 22.3% (continued)
 $1,500,000   Baa*   Bay County Hospital Revenue, Bay County Medical Center Project,
                       8.00% due 11/15/12                                              $  1,590,000
  2,355,000   AAA    Dade County IDR Refunding Susanna
                       Wesley, FHA-Insured, 6.625% due 7/1/30                             2,393,268
                     Escambia County Health Facilities Authority Revenue:
  1,000,000   BBB+     Baptist Hospital Inc. & Baptist Manor Inc. Guaranteed,
                         6.75% due 10/1/14                                                  997,500
  1,000,000   BBB+     Series A, Baptist Hospital Inc. Guaranteed, Series A, 6.00%
                         due 10/1/14                                                        915,000
  2,000,000   AA+    Jacksonville  Health  Facilities   Authority
                       Hospital  Revenue,  St.  Luke's  Hospital,  FHA-Insured,
                       7.125% due  11/15/20                                               2,120,000
  1,000,000   Baa1*  Leesburg Hospital Revenue Leesburg Regional Medical
                       Center, 5.70% due 7/1/18                                             870,000
                     Lee County Hospital Board of Directors, Hospital Revenue Bonds -
                       Lee Memorial Hospital Project:
  1,000,000   AAA        91 Series A, INFLOS, MBIA-Insured, 8.861% due 4/1/20(c)          1,071,250
  2,000,000   AAA        MBIA-Insured, 6.35% due 4/1/20                                   2,047,500
                     Orange County Health Facilities  Authority Hospital Revenue Bonds:
  1,500,000   AAA      Adventist Health Systems, CGIC-Insured,  FAIRS, 6.55% due
                       11/15/07(c)                                                        1,496,250
  2,000,000   AAA      RIBS Linked,  MBIA-Insured,  6.274% due
                        10/29/21(c)                                                       2,047,500
  1,000,000   AAA      Series  1991B   (Adventist   Health
                         Systems/Sunbelt Inc.), CGIC-Insured, 6.75% due 11/15/21          1,047,500
    799,000   AAA    Osceola  County IDA Revenue  (Community  Provider  Pooled Loan
                       Program),  CGIC-Insured,  7.75% due 7/1/10                           834,955
  1,000,000  Aa*     Pensacola Health Facilities Authority,  5.25% due 1/1/11               920,000
  1,030,000  BBB-    Pinellas County Health Facilities Authority,
                      Sun Coast Health System Revenue, Sun Coast
                      Hospital Guaranteed, Series A, 8.50% due 3/1/20(d)                  1,053,175
    350,000  BBB+    Santa  Rosa  County  Health   Facilities   Authority  Revenue
                       Refunding,   Gulf  Breeze  Hospital  Inc.,  Series  A,  Gulf
                       Breeze  Hospital Guaranteed,  6.20% due 10/1/14                      322,875
  1,000,000  AAA     South Broward  Hospital District  Revenue  Bonds,  RIBS,
                       Series  1991C,   AMBAC-Insured,   8.70%  due  5/13/21(c)           1,072,500
  2,000,000  A*      Venice Health  Facilities  Revenue  Bonds,
                       Series 1994, Venice Hospital Inc. Guaranteed, 6.00% due 12/1/14    1,922,500
---------------------------------------------------------------------------------------------------
                                                                                         24,713,023
---------------------------------------------------------------------------------------------------




                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Housing: Multi-Family -- 5.0%
                     Broward County HFA Multi-Family Housing Revenue:
 $1,000,000   AA-      Southern Pointe Apartments Project, Surety Bond-Continental
                         Casualty, 9.70% mandatory tender 11/1/95(d)                   $  1,025,000
  1,000,000   A+       Waterford Park Project, Series 1991, Policy of Indemnity
                         Commercial Union Assurance Co. PLC Reinsured by
                         Trygg-Hansa Insurance Co. of Sweden, 7.20% mandatory
                         tender 5/1/94                                                    1,035,000
  1,250,000   AA-      Waters  Edge  Apartments  Project,   Surety   Bond-Continental
                         Casualty,  9.70% mandatory tender 11/1/95(d)                     1,281,250
  1,000,000  AAA     Oceanside Housing Development Corporation, Multi-Family
                       Housing and Funding, FHA-Insured,  6.875% due 2/1/20               1,037,500
  1,095,000  AAA     Southwest  Housing Development Corporation, Multi-Family
                       Housing Revenue Refunding, FHA-Insured, 6.875% due 2/1/20          1,126,481
---------------------------------------------------------------------------------------------------
                                                                                          5,505,231
---------------------------------------------------------------------------------------------------
Housing: Single-Family -- 6.5%
  1,355,000  A1      Broward  County  HFA  Revenue  Home  Mortgage,  VEREX  Mortgage
                       Insurance,  GNMA-Collaterized,  Series  A,  zero  coupon
                       due  4/1/14                                                          196,475
  1,000,000  Aaa*    Broward   County  HFA  Revenue  Home   Mortgage,   6.65%  due
                       8/1/21(a)                                                          1,001,250
    135,000  Aaa*    Clay  County HFA  Single-Family  Mortgage  Revenue,  Series A,
                       Investment  Agreement  with  AIG/GNMA-Collateralized,
                       8.00%  due  12/1/12(a)                                               142,932
                     Dade County HFA Single-Family Mortgage Revenue:
    355,000   Aaa*     Series B, GNMA-FNMA-Collateralized, 7.25% due 9/1/23(a)              367,869
     35,000   Aaa*     Series E, GNMA-Collateralized, 7.00% due 3/1/24                       36,050
    475,000   AAA    Duval County HFA Single-Family Mortgage Revenue,
                       GNMA-Collateralized, 8.50% due 9/1/19(a)                             500,531
    305,000   Aaa*   Escambia County HFA Single-Family Mortgage Revenue,
                       GNMA-Collateralized, 7.80% due 4/1/22(a)                             324,825
                     Florida HFA:
    180,000   Aaa*     Home Ownership Revenue, GNMA-Collateralized,
                        7.80% due 9/1/10(a)                                                 192,150
  1,990,000   AA       Residential Mortgage Series 1, GEMICO Mortgage Insurance,
                         zero coupon due 11/1/12(d)                                         350,738
    440,000   Aaa*   Hillsborough County HFA Single-Family Mortgage Revenue,
                       Series A5, GNMA-Collateralized, 7.70% due 4/1/23(a)                  465,850
    505,000   Aaa*   Palm Beach HFA Single-Family Mortgage Revenue Bonds,
                       Series 1991 A, GNMA-Collateralized, 7.875% due 4/1/23(a)             514,468
    800,000   Aaa*   Pinellas County HFA Single-Family Mortgage Revenue, 6.55%
                       due 8/1/27(a)                                                        803,000



                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Housing: Single-Family -- 6.5% (continued)
 $1,200,000   BBB    Puerto  Rico  Housing  Bank  &  Finance  Agency  Single-Family
                       Mortgage,  7.50% due 12/1/06                                    $  1,309,500
  1,000,000   Aaa*   Virgin  Islands HFA
                       Single-Family Mortgage, 6.50% due 3/1/25                             995,000
---------------------------------------------------------------------------------------------------
                                                                                          7,200,638
---------------------------------------------------------------------------------------------------
Industrial Development -- 0.4%
    550,000   BBB    Collier County, Pine Ridge Industrial Park & Naples Production Park
                       Municipal Service Taxing & Benefit Unit, Special Assistance Bonds,
                       Series 1993, 5.60% due 11/1/13                                       492,250
---------------------------------------------------------------------------------------------------
Miscellaneous -- 4.7%
  1,000,000   AAA    Celebration Community Development District,  Special Assessment,
                       MBIA-Insured, 6.10% due 5/1/16                                     1,003,750
  1,000,000   AAA    Jacksonville Capital Improvement-- Gator Bowl Project,
                       AMBAC-Insured, 6.00% due 10/1/25                                     988,750
  1,200,000          North Springs Improvement District, MBIA-Insured, 7.00%
                       due 10/1/09                                                        1,360,500
  1,745,000   BBB    Tampa Capital Improvement Program, Series B, 8.375% due 10/1/18      1,843,157
---------------------------------------------------------------------------------------------------
                                                                                          5,196,157
---------------------------------------------------------------------------------------------------
Nursing Home -- 2.2%
  1,000,000   A1*    Broward County Health Facilities Authority Revenue Refunding,
                       County Nursing Home, LOC Allied Irish Banks Ltd.,
                       7.50% due 8/15/20(d)                                               1,071,250
    750,000   Baa1*  Jacksonville Health Facilities Authority Development Revenue,
                       National Benevolent Association, Cypress Hill Village Program,
                       6.40% due 12/1/16                                                    705,000
    650,000   AAA    Jacksonville, Florida Methodist Hospital, 10.00% due 12/1/05           712,563
---------------------------------------------------------------------------------------------------
                                                                                          2,488,813
---------------------------------------------------------------------------------------------------
Pollution Control -- 5.1%
  2,000,000   A+     Citrus County Pollution Control Refunding, Florida Power
                       Corporation, Crystal River, 6.625% due 1/1/27                      2,070,000
  2,000,000   Baa1*  Escambia County, Florida Pollution Control Revenue, Champion
                       International, 6.90% due 8/1/22                                    2,035,000
  1,390,000   BBB-   Putnam County Development Authority PCR, Georgia
                       Pacific Corp. 1984, 7.00% due 12/1/05                              1,490,775
---------------------------------------------------------------------------------------------------
                                                                                          5,595,775
---------------------------------------------------------------------------------------------------
Power -- 4.3%
  1,265,000   Aa1*   Jacksonville Electric Authority Revenue Refunding, St. John's
                       River Power Park Services Refunding, 6.90% due 10/1/13             1,336,156



                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Power -- 4.3% (continued)
 $1,000,000   A+     Pinellas County Pollution Control Revenue, Florida Power
                       Corporation, Anclote & Bartlow Plants Project,
                       7.20% due 12/1/14                                               $  1,075,000
  2,000,000   AAA    Port Everglades Florida Port Improvement, 7.125%  due 11/1/16        2,347,500
---------------------------------------------------------------------------------------------------
                                                                                          4,758,656
---------------------------------------------------------------------------------------------------
Pre-Refunded (e) -- 13.4%
  1,000,000   AAA    Broward  County  School  Board  COP,  Series A,  MBIA-Insured,
                       (Escrowed with U.S.  Government  Securities to 7/1/00
                       Call @ 102),  7.125% due 7/1/10                                    1,112,500
  1,750,000   AAA    Charlotte County Hospital Revenue,  Bon Secours
                       Health (St. Joseph's) Series A, (Escrowed with U.S.
                       Government  Securities to 8/15/98 Call @ 102),
                       8.25%  due  8/15/18                                                1,960,000
  1,060,000   AAA    Dunedin Hospital Revenue, Mease Health Care, MBIA-Insured,
                       (Escrowed  with  U.S. Government  Securities to 11/15/01
                       Call @ 102),  6.75% due 11/15/11                                   1,175,275
  1,365,000   AAA    Edgewater Water & Sewer Authority, MBIA-Insured,
                       (Escrowed with U.S. Government Securities to 10/1/01
                       Call @ 102), 7.00% due 10/1/21                                     1,530,506
  1,105,000   AAA    Florida State Pollution  Control,  Series X, (Escrowed with
                       U.S. Government Securities to 7/1/01 Call @ 101),
                       6.40% due 7/1/09                                                   1,185,113
    515,000   AAA    Florida  State Board of  Education  Capital  Outlay  Refunding,
                       Series A,  (Escrowed  with U.S.  Government  Securities to
                       6/1/00 Call @ 102), 7.25% due 6/1/23 (d)                             574,869
  1,000,000   AAA    Florida State  Turnpike  Authority Revenue, AMBAC-Insured,
                       (Escrowed with U.S. Government  Securities to 7/1/01
                       Call @ 102),  7.20% due 7/1/11                                     1,128,750
  1,050,000   AAA    Fort Pierce Utilities Authority Revenue  Refunding,
                       AMBAC-Insured,  (Escrowed with U.S.  Government
                       Securities to 10/1/01 Call @ 102),  6.50% due 10/1/16              1,148,438
  1,000,000   AAA    Lee County  Capital & Transportation Facilities Revenue Bonds,
                       Series 1991, MBIA-Insured, (Escrowed with U.S. Government
                       Securities  to 10/1/00  Call @ 102),  6.50% due 10/1/21            1,086,250
  1,000,000   AAA    Miami Sports & Exhibition Authority Special Obligation
                       Refunding, FGIC-Insured, (Escrowed with U.S. Government
                       Securities to 10/1/00 Call @ 102), 7.20% due 10/1/20               1,111,250
    835,000   AAA    Pinellas County Health Facilities Authority, Sun Coast Health
                       System Revenue, Sun Coast Hospital Guaranteed, Series A,
                       (Escrowed with U.S. Government Securities to 3/1/00
                       Call @ 102), 8.50% due 3/1/20 (d)                                    972,775




                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Pre-Refunded (e) -- 13.4% (continued)
 $1,500,000   AAA    Port of Orange Water & Sewer Revenue, (Escrowed with U.S.
                       Government Securities to 4/1/01 Call @ 24.4), zero coupon
                       due 10/1/21                                                     $    268,125
  1,000,000   AAA    St. Lucie County Sales Tax Revenue, FGIC-Insured,
                       (Escrowed with U.S. Government Securities to 10/1/02
                       Call @ 102), 6.50% due 10/1/22                                     1,100,000
    445,000   AAA    Volusia County Airport System Revenue, Daytona Beach Regional
                       Airport, MBIA-Insured, (Escrowed with U.S. Government
                       Securities to 10/1/00 Call @ 102), 7.00% due 10/1/21(a)              490,613
---------------------------------------------------------------------------------------------------
                                                                                         14,844,464
---------------------------------------------------------------------------------------------------
Short-Term (b) -- 0.1%
    100,000   AAA    Jacksonville Health Facilities Baptist Medical Series 93,
                       4.25% Due 6/1/08                                                     100,000
---------------------------------------------------------------------------------------------------
Solid Waste -- 4.4%
  2,050,000   A      Broward County Resource Recovery Revenue, Broward Waste
                      Energy North Project, 7.95% due 12/1/08(d)                          2,219,125
  1,000,000   AAA    Lee County Solid Waste, MBIA-Insured, 7.00% due 10/1/11(a)           1,073,750
  1,500,000   A      St. Lucie County Solid Waste Disposal Revenue Bonds,
                       Florida Power & Light Co. Project, 7.15% due 2/1/23(a)             1,576,875
---------------------------------------------------------------------------------------------------
                                                                                          4,869,750
---------------------------------------------------------------------------------------------------
Tax Allocation -- 1.6%
  2,000,000   BBB    Miami Beach Redevelopment Agency Tax Increment Revenue,
                       City Center Historic Convention Village, 5.875% due 12/1/22(a)     1,782,500
---------------------------------------------------------------------------------------------------
Transportation -- 6.0%
                     Dade County Avaition Facilities Revenue Bonds:
  1,000,000   AAA      Series B, 6.00% due 10/1/24(a)                                       971,250
  1,250,000   Aa*      Series U, 6.75% due 10/1/06(a)                                     1,317,188
  1,500,000   AA-    Ocean Highway and Port  Authority,  Nassau  County,  Adjustable
                       Demand  Revenue  Bonds,  Series 1990,  LOC ABN Ambro Bank NV,
                       6.25%  mandatory tender  12/1/02(a)                                1,580,625
  1,500,000   AA-    Port Everglades  Authority,  Port
                       Improvement  Revenue  Refunding,   FSA-Insured,  5.00%
                       due  9/1/16                                                        1,305,000
  1,355,000   AAA    Volusia County Airport  System  Revenue,  Daytona Beach Regional
                       Airport, MBIA-Insured, 7.00% due 10/1/21(a)                        1,434,605
---------------------------------------------------------------------------------------------------
                                                                                          6,608,668
---------------------------------------------------------------------------------------------------



                       See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments (continued)                              March 31, 1995
--------------------------------------------------------------------------------

                                       FLORIDA PORTFOLIO
   FACE
  AMOUNT    RATING                         SECURITY                                        VALUE
===================================================================================================
Utilities -- 6.8%
                     Escambia  County  Utility System  Authority  Revenue Bonds,
 $3,000,000   AAA      Series B, FGIC-Insured, 6.25 due 1/1/15                         $  3,078,750
  1,350,000   BBB    Guam Power Authority Revenue Series A, 6.75% due 10/1/24             1,353,375
  1,000,000   AAA    Martin County Conservation Utilities System FGIC-Insured,
                       6.00% due 10/1/24                                                    997,500
  1,000,000   BBB    Martin County Industrial Development Authority Indiantown,
                       7.875% due 12/15/25                                                1,067,500
  1,000,000   Aa1*   Orlando Utility Commission Water & Electric Revenue Refunding,
                       6.00% due 10/1/10                                                  1,021,250
---------------------------------------------------------------------------------------------------
                                                                                          7,518,375
---------------------------------------------------------------------------------------------------
Water & Sewer -- 4.3%
  1,000,000   AAA    Coral Springs Improvement District, Broward County Water and
                       Sewer Refunding, Series 92, MBIA-Insured, 6.00% due 6/1/10         1,018,750
  2,000,000   AAA    Seminole County Water & Sewer Refunding & Improvement,
                       MBIA-Insured, 6.00% due 10/1/12                                    2,025,000
  1,725,000   AAA    Titusville Water & Sewer Revenue, Series 94, MBIA-Insured,
                       6.00% due 10/1/24                                                  1,718,530
---------------------------------------------------------------------------------------------------
                                                                                          4,762,280
---------------------------------------------------------------------------------------------------
                     TOTAL INVESTMENTS -- 100% (Cost -- $106,405,261)(f)               $110,671,580
===================================================================================================


(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.
(b) Variable rate obligation payable at par on demand at anytime on no more than seven days notice.
(c) Residual interest bonds -- coupon varies inversely with level of short-term tax-exempt interest rates.
(d) Securities segregated by Custodian for open purchase commitment.
(e) Pre-refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.
(f) The cost for Federal income tax purposes is substantially the same.

    See page 20 for definition of ratings and certain security descriptions.


                       See Notes to Financial Statements.

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Bond Ratings
--------------------------------------------------------------------------------

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) are rated by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:


Standard & Poor's -- Ratings from "AA" to "BBB" may be modified by the addition of a plus (+) or a minus (-) sign to show relative standings within the major rating categories.


AAA     --Debt rated "AAA"' has the highest rating assigned by Standard &
          Poor's. Capacity to pay interest and repay principal is extremely strong.

AA      --Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issue only in a small degree.

A       --Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB     --Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.


Moody's --Numerical modifiers 1,2, and 3 may be applied to each generic rating from "Aa" to `Baa", where 1 is the highest and 3 the lowest rating within its generic category.

Aaa     --Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa      --Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A       --Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa     --Bonds that are rated Baa are considered as medium grade
          obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

NR      --Indicates that the bond is not rated by Standard & Poor's
          Corporation or Moody's Investor's Services.

--------------------------------------------------------------------------------
Short-Term Securities Ratings
--------------------------------------------------------------------------------

SP-1    --Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1     --Standard & Poor's highest commercial paper and VRDO rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a (+) sign.

VMIG 1 --Moody's highest rating for issues having demand feature -- variable-rate demand obligation (VRDO)

P-1     --Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

                             SECURITY DESCRIPTIONS
                             ---------------------
AIG    -- American International Guaranty
AMBAC  -- AMBAC Indemnity Corporation
CGIC   -- Capital Guaranty Insurance Company
COP    -- Certificate of Participation
FAIRS  -- Floating Adjustable Interest Rate Securities
FGIC   -- Financial Guaranty Insurance Company
FHA    -- Federal Housing Administration
FHLMC  -- Federal Home Loan Mortgage Corporation
FNMA   -- Federal National Mortgage Association
FSA    -- Financial Security Assurance
GEMICO -- General Electric Mortgage Insurance Company
GIC    -- Guaranteed Investment Contract
GNMA   -- Government National Mortgage Association
GO     -- General Obligation
HFA    -- Housing Finance Authority
IDA    -- Industrial Development Agency
IDR    -- Industrial Development Revenue
INFLOS -- Inverse Floaters
LOC    -- Letter of Credit
MBIA   -- Municipal Bond Investors Assurance Corporation
PCFA   -- Pollution Control Financing Authority
PCR    -- Pollution Control Revenue
RIBS   -- Residual Interest Bonds
VRDD   -- Variable Rate Demand Note
VRWE   -- Variable Rate Wednesday Demand

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Statements of Assets and Liabilities                              March 31, 1995
--------------------------------------------------------------------------------

                                                                                   Florida
                                                                                 Limited Term               Florida
                                                                                  Portfolio                Portfolio
=====================================================================================================================
ASSETS:
     Investments, at value (Cost -- $18,822,690 and
       $106,405,261, respectively)                                             $  18,871,475            $ 110,671,580
     Cash                                                                             35,400                     --
     Receivable for securities sold                                                     --                     39,924
     Receivable for Fund shares sold                                                    --                    385,316
     Interest receivable                                                             430,473                2,382,399
---------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                 19,337,348              113,479,219
---------------------------------------------------------------------------------------------------------------------
LIABILITIES:
     Payable for securities purchased                                                767,304                  884,367
     Management fees payable                                                          12,445                   42,934
     Distribution costs payable                                                       10,835                   54,104
     Accrued expenses and other liabilities                                           23,845                   33,774
---------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                               814,429                1,015,179
---------------------------------------------------------------------------------------------------------------------
Total Net Assets                                                               $  18,522,919            $ 112,464,040
=====================================================================================================================
NET ASSETS:
     Par value of capital shares                                               $       2,825            $       8,722
     Capital paid in excess of par value                                          18,878,596              108,388,908
     Undistributed net investment income                                             107,040                  114,089
     Accumulated net realized loss on security transactions                         (514,327)                (313,998)
     Net unrealized appreciation of investments                                       48,785                4,266,319
---------------------------------------------------------------------------------------------------------------------
Total Net Assets                                                               $  18,522,919            $ 112,464,040
=====================================================================================================================
Shares Outstanding:
     Class A                                                                       2,329,693                8,354,564
---------------------------------------------------------------------------------------------------------------------
     Class B                                                                            --                    154,372
---------------------------------------------------------------------------------------------------------------------
     Class C                                                                         495,367                  213,351
---------------------------------------------------------------------------------------------------------------------
Net Asset Value:
     Class A (and redemption price)                                                    $6.56                   $12.89
---------------------------------------------------------------------------------------------------------------------
     Class B*                                                                           --                     $12.89
---------------------------------------------------------------------------------------------------------------------
     Class C**                                                                         $6.55                   $12.89
---------------------------------------------------------------------------------------------------------------------
ClassA Maximum Public Offering Price Per Share (net asset value plus 2.04% and
     4.17% of net asset
     value per share, respectively)                                                    $6.69                   $13.43
=====================================================================================================================

 * Redemption price is NAV of Class B shares reduced by a 4.50% CDSC if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred.

** Redemption price is NAV of Class C shares reduced by a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.


                       See Notes to Financial Statements.

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Statements of Operations                       For the Year Ended March 31, 1995
--------------------------------------------------------------------------------

                                                      Florida
                                                    Limited Term           Florida
                                                     Portfolio           Portfolio
===================================================================================
INVESTMENT INCOME:
     Interest                                       $1,193,395          $7,108,820
----------------------------------------------------------------------------------
EXPENSES:
     Management fees (Note 4)                           80,664             484,744
     Distribution costs (Note 4)                        28,865             102,065
     Shareholder communications fees                    17,000              13,902
     Legal and auditing fees                            10,000               8,702
     Pricing service fees                                6,500              15,001
     Shareholder servicing agent fees                    4,000              22,115
     Trustees' fees                                      4,000               5,100
     Custodian fees                                      3,500              12,001
     Registration fees                                   2,000              14,001
     Other                                              13,500               2,701
----------------------------------------------------------------------------------
     Total Expenses                                    170,029             680,332
     Less: Management fee waiver                        68,219                --
----------------------------------------------------------------------------------
     Net Expenses                                      101,810             680,332
----------------------------------------------------------------------------------
Net Investment Income                                1,091,585           6,428,488
----------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized Loss From Security Transactions
     (excluding short-term securities):
     Proceeds from sales                            14,387,299          45,983,968
     Cost of securities sold                        14,898,365          46,254,610
----------------------------------------------------------------------------------
   Net Realized Loss                                  (511,066)           (270,642)
----------------------------------------------------------------------------------
   Change in Net Unrealized Appreciation
     (Depreciation) of Investments:
     Beginning of year                                (699,517)          3,069,693
     End of year                                        48,785           4,266,319
----------------------------------------------------------------------------------
   Increase in Net Unrealized Appreciation             748,302           1,196,626
----------------------------------------------------------------------------------
Net Gain on Investments                                237,236             925,984
----------------------------------------------------------------------------------
Increase in Net Assets From Operations              $1,328,821          $7,354,472
===================================================================================


                       See Notes to Financial Statements.

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Statement of Changes in Net Assets                 For the Years Ended March 31,
--------------------------------------------------------------------------------

                                                                     Florida
                                                                  Limited Term                                Florida
                                                                   Portfolio                                  Portfolio
====================================================================================================================================
                                                             1995              1994 (a)                1995                1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
  Net investment income                                $   1,091,585        $     772,869        $   6,428,488        $   6,384,121
  Net realized gain (loss) from
    security transactions                                   (511,066)              (3,261)            (270,642)               6,436
  Increase (decrease) in net unrealized
    appreciation of investments                              748,302             (699,517)           1,196,626           (3,692,047)
------------------------------------------------------------------------------------------------------------------------------------
  Increase in Net Assets
    From Operations                                        1,328,821               70,091            7,354,472            2,698,510
------------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS
  FROM (NOTE 3):
  Net investment income                                   (1,059,373)            (698,041)          (6,449,732)          (6,395,091)
  Net realized gain from security
    transactions                                                --                   --                 (5,896)                --
------------------------------------------------------------------------------------------------------------------------------------
  Decrease in Net Assets
    From Distributions
    to Shareholders                                       (1,059,373)            (698,041)          (6,455,628)          (6,395,091)
------------------------------------------------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
  Net proceeds from sale of shares                         8,700,699           28,710,862           28,605,984           27,918,314
  Net asset value of shares issued for
    reinvestment of dividends                                509,582              374,671            2,040,050            1,797,671
  Cost of shares reacquired                              (14,454,248)          (4,960,145)         (29,493,648)         (18,499,477)
------------------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in
    Net Assets From Fund
    Share Transactions                                    (5,243,967)          24,125,388            1,152,386           11,216,508
------------------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in
    Net Assets                                            (4,974,519)          23,497,438            2,051,230            7,519,927
NET ASSETS:
  Beginning of year                                       23,497,438                 --            110,412,810          102,892,883
------------------------------------------------------------------------------------------------------------------------------------
  End of year*                                         $  18,522,919        $  23,497,438        $ 112,464,040        $ 110,412,810
====================================================================================================================================
 * Includes undistributed net
     investment income of                              $     107,040        $      74,828        $     114,089        $     135,333
====================================================================================================================================

(a) For the period from April 27, 1993 (commencement of operations) to March 31, 1994.


                       See Notes to Financial Statements.

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. SIGNIFICANT ACCOUNTING POLICIES

     The Florida Limited Term and Florida Portfolios ("Portfolios") are separate investment portfolios of the Smith Barney Muni Funds ("Fund"). The Fund is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Fund consists of these two Portfolios and eleven other separate investment portfolios: California, Georgia, Limited Term, National, New York, New Jersey, Ohio, Pennsylvania, California Limited Term, New York Money Market and California Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Fund are:
(a) security transactions are accounted for on trade date; (b) securities are valued at bid prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each Portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolios intend to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

     2. PORTFOLIO CONCENTRATION

     Since each Portfolio invests primarily in obligations of issuers within Florida, it is subject to possible concentration risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting Florida.

     3. EXEMPT-INTEREST DIVIDENDS AND OTHER DISTRIBUTIONS

     The Portfolios intend to satisfy conditions that will enable interest from municipal securities, which is exempt from Federal income tax and from designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the respective Portfolios.

     Capital gain distributions, if any, are taxable to shareholders, and are

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

declared and paid at least annually. At March 31, 1995 the Florida Limited Term and Florida Portfolios had net capital loss carryovers of $514,327 and $313,998, respectively, available to offset future capital gains. To the extent that this carryover loss is used to offset future capital gains, it is probable that any gains so offset will not be distributed. The amount and expiration of the carryovers are indicated below. Expiration occurs on March 31, of the year indicated.

                                                       2002             2003
================================================================================
Florida Limited Term Portfolio                        $1,644          $512,683
Florida Portfolio                                       --             313,998
================================================================================

     4. MANAGEMENT AGREEMENTS AND TRANSACTIONS WITH
         AFFILIATED PERSONS

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The Florida Limited Term and Florida Portfolios pay SBMFM a management fee calculated at the annual rate of 0.45% of average daily net assets. Such fees are calculated daily and paid monthly. SBMFM waived $68,219 of its management fees for the Florida Limited Term Portfolio, for the year ended March 31, 1995.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. SB received sales charges of approximately $258,000 (paid by purchasers of the Portfolios' Class A shares) for the year ended March 31, 1995. All officers and two Trustees are employees of SB.

     Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares, and exchanging the former Class C shares into Class A shares. Under the new class structure, for the Florida Portfolio, a contingent deferred sales charge ("CDSC") of 4.50% is imposed on Class B shares if redemption occurs less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. For the Florida Limited Term and Florida Portfolios a CDSC of 1.00% is also imposed on Class C shares if redemption occurs less than one year from initial purchase. Any CDSC imposed on redemptions is paid to SB. For the year ended March 31, 1995, there were approximately $24,000 in such charges.

     On September 16, 1994, a new Distribution Plan was approved by the Fund's shareholders. Pursuant to this Distribution Plan, the Florida Limited Term Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A and C shares; the Florida Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A, B and C shares. In addition, the Florida Limited Term Portfolio pays a distribution fee of 0.20% of average net assets on an annual basis with respect

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

to its Class C shares and the Florida Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively.

     5. INVESTMENTS

     During the year ended March 31, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:
                                            Florida
                                          Limited Term               Florida
                                           Portfolio                Portfolio
================================================================================
Purchases                                 $11,204,335             $46,501,770
--------------------------------------------------------------------------------
Sales                                      14,387,299              45,983,968
================================================================================

     At March 31, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

                                            Florida
                                          Limited Term               Florida
                                           Portfolio                Portfolio
================================================================================
Gross unrealized appreciation              $244,803               $4,818,053
Gross unrealized depreciation              (196,018)                (551,734)
--------------------------------------------------------------------------------
Net unrealized appreciation                $ 48,785               $4,266,319
================================================================================

     6. CAPITAL SHARES

     At March 31, 1995, there were an unlimited amount of shares of $.001 par value capital stock authorized. The Fund has established multiple classes of shares within each Portfolio of the Fund. Each share of a class represents an identical interest in its respective Portfolio and has the same rights, except that each class bears expenses specifically related to the distribution of its shares. At March 31, 1995, total paid-in capital amounted to the following for each class and respective Portfolio:

Portfolio                         Class A             Class B           Class C
================================================================================
Florida Limited Term           $ 15,564,775              --           $3,316,646
Florida                         103,630,514          $1,890,367        2,876,749
================================================================================

Smith Barney Muni Funds

--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     Transactions in shares of each class were as follows:

                                                                        Year Ended                             Year Ended
                                                                     March 31, 1995                          March 31, 1994
                                                             -------------------------------          ------------------------------
Florida Limited Term Portfolio                                 Shares              Amount               Shares             Amount
====================================================================================================================================
Class A (1)*
Shares sold                                                   1,317,436        $  8,400,374           2,728,592        $ 17,984,820
Shares issued on reinvestment                                    68,245             436,507              26,559             178,001
Shares redeemed                                              (2,113,417)        (13,459,174)           (713,498)         (4,689,704)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)                                        (727,736)       $ (4,622,293)          2,041,653        $ 13,473,117
====================================================================================================================================
Class C (2)++
Shares sold                                                      46,614        $    300,325             609,463        $  4,048,337
Shares issued on reinvestment                                    11,437              73,075               6,128              41,026
Shares redeemed                                                (155,645)           (995,074)            (22,630)           (151,042)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)                                         (97,594)       $   (621,674)            592,961        $  3,938,321
====================================================================================================================================
Florida Portfolio
====================================================================================================================================
Class A*
Shares sold                                                   2,038,171        $ 25,235,982           1,678,097        $ 22,582,804
Shares issued on reinvestment                                   153,840           1,937,080             127,557           1,718,222
Shares redeemed                                              (2,258,420)        (28,184,592)         (1,374,961)        (18,453,207)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)                                         (66,409)       $ (1,011,530)            430,693        $  5,847,819
====================================================================================================================================
Class B+
Shares sold                                                     177,570        $  2,186,727                --                  --
Shares issued on reinvestment                                     1,046              13,159                --                  --
Shares redeemed                                                 (24,244)           (309,519)               --                  --
------------------------------------------------------------------------------------------------------------------------------------
Net Increase                                                    154,372        $  1,890,367                --                  --
====================================================================================================================================
Class C (3)++
Shares sold                                                      92,926        $  1,183,275             142,504        $  1,931,636
Shares issued on reinvestment                                     7,147              89,811               2,802              37,767
Shares redeemed                                                 (80,891)           (999,537)             (3,445)            (46,270)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase                                                     19,182        $    273,549             141,861        $  1,923,133
====================================================================================================================================

(1)  For the period from April 27, 1993 (inception date) to March 31, 1994.
(2)  For the period from May 4, 1993 (inception date) to March 31, 1994.
(3)  For the period from August 11, 1993 (inception date) to March 31, 1994.
 * On October 10, 1994, the former Class C shares were exchanged into Class A shares; therefore the Class C share activity for the period from April 1, 1994 to October 9, 1994 is included with the Class A share activity. The year ended March 31, 1994 includes only Class A share activity.
 +   For the period from November 16, 1994 (inception date) to March 31, 1995.
++   On November 7, 1994 the former Class B shares were renamed Class C shares.

Smith Barney Muni Funds
Florida Limited Term Portfolio

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class A Shares (a)                                     1995         1994 (b)
================================================================================
Net Asset Value, Beginning of Year                    $ 6.44        $ 6.50
--------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                             0.34          0.26
  Net realized and unrealized gain (loss)
  on investments                                        0.11         (0.08)
--------------------------------------------------------------------------------
Total Income from Investment Operations                 0.45          0.18
--------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                 (0.33)        (0.24)
  Distributions from net realized gains
  on security transactions                                --            --
--------------------------------------------------------------------------------
Total Distributions                                    (0.33)        (0.24)
--------------------------------------------------------------------------------
Net Asset Value, End of Year                          $ 6.56        $ 6.44
--------------------------------------------------------------------------------
Total Return                                            7.17%         2.74%++
--------------------------------------------------------------------------------
Net Assets, End of Year (000s)                       $15,277       $13,147
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                          0.44%         0.20%+
  Net investment income                                 5.37          4.90+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                                54.65%        16.28%
================================================================================

(a) On October 10, 1994 the former Class C shares were exchanged into Class A shares.
(b)  For the period from April 27, 1993 (inception date) to March 31, 1994.
(1)  See page 29 for full footnote disclosure.
++ Not annualized as the result may not be representative of the total return for the year.
 +   Annualized.

Smith Barney Muni Funds
Florida Limited Term Portfolio

--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class C Shares (a)                                     1995         1994 (b)
================================================================================
Net Asset Value, Beginning of Year                    $ 6.43        $ 6.51
--------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                             0.32          0.24
  Net realized and unrealized gain (loss)
    on investments                                      0.11         (0.09)
--------------------------------------------------------------------------------
Total Income from Investment Operations                 0.43          0.15
--------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                 (0.31)        (0.23)
  Distributions from net realized gains
    on security transactions                              --            --
--------------------------------------------------------------------------------
Total Distributions                                    (0.31)        (0.23)
--------------------------------------------------------------------------------
Net Asset Value, End of Year                          $ 6.55        $ 6.43
--------------------------------------------------------------------------------
Total Return                                            6.84%         2.17%++
--------------------------------------------------------------------------------
Net Assets, End of Year (000s)                        $3,246        $3,815
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                          0.70%         0.52%+
  Net investment income                                 4.98          4.28+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                                54.65%        16.28%
================================================================================

(a)  On November 7, 1994 the former Class B shares were renamed Class C shares.
(b)  For the period from May 4, 1993 (inception date) to March 31, 1994.
++ Not annualized as the result may not be representative of the total return for the year.
 +   Annualized.


(1) The manager has waived all or part of its fees in each of the periods in the two-year period ended March 31, 1995. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                            Expense Ratios
                              Per Share Decreases         without Fee Waivers*
                              -------------------         --------------------
                              1995          1994          1995          1994
                              ----          ----          ----          ----
Class A                      $.010         $.029          0.82%         0.71%+
Class C                       .025          .033          1.09          1.04+

* As a result of voluntary expense limitations, the ratio of expenses to average net assets will not exceed 0.80% and 1.00% for Class A and C shares, respectively.

Smith Barney Muni Funds
Florida Portfolio

--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class A Shares (a)                                                  1995               1994             1993             1992(b)
====================================================================================================================================
Net Asset Value, Beginning of Year                                 $12.82             $13.21           $12.32           $12.00
------------------------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                                          0.75               0.77             0.79             0.73
  Net realized and unrealized gain (loss)
    on investments (2)                                               0.08              (0.39)            0.91             0.29
------------------------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                              0.83               0.38             1.70             1.02
------------------------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                              (0.76)             (0.77)           (0.80)           (0.70)
  Distributions from net realized gains
    on security transactions                                          --                 --             (0.01)             --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions                                                 (0.76)             (0.77)           (0.81)           (0.70)
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                                       $12.89             $12.82           $13.21           $12.32
------------------------------------------------------------------------------------------------------------------------------------
Total Return                                                         6.77%              2.75%           14.21%            8.70%++
------------------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                                   $107,724           $104,681         $102,202          $67,998
------------------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                                       0.61%              0.54%            0.46%            0.23%+
  Net investment income                                              5.97               5.71             6.15             6.70+
------------------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                             43.23%             20.40%           25.57%           41.72%
====================================================================================================================================
Class B Shares                                                      1995(c)
====================================================================================================================================
Net Asset Value, Beginning of Year                                 $11.91
------------------------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                                              0.30
  Net realized and unrealized gain
    on investments (2)                                               0.97
------------------------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                              1.27
------------------------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                              (0.29)
  Distributions from net realized gains
    on security transactions                                          --
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions                                                 (0.29)
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                                       $12.89
------------------------------------------------------------------------------------------------------------------------------------
Total Return                                                        10.77%++
------------------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                                     $1,990
------------------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                                           1.20%+
  Net investment income                                              5.57+
------------------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                             43.23%
====================================================================================================================================

(a) On October 10, 1994 the former Class C shares were exchanged into Class A shares.
(b)  For the priod from April 2, 1991 (inception date) to March 31, 1992.
(c)  For the period from November 16, 1994 (inception date) to March 31, 1995.
++ Not annualized, as the result may not be representative of the total return for the year.
 +   Annualized.
     See page 31 for full footnote disclosures for (1) and (2).


Smith Barney Muni Funds
Florida Portfolio

--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class C Shares (a)                             1995       1994      1993(b)
================================================================================
Net Asset Value, Beginning of Year            $12.81     $13.20     $12.86
--------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                         0.67       0.68       0.19
  Net realized and unrealized gain (loss)
    on investments (2)                          0.08      (0.39)      0.33
--------------------------------------------------------------------------------
Total Income from Investment Operations         0.75       0.29       0.52
--------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income         (0.67)     (0.68)     (0.18)
  Distributions from net realized gains          --         --         --
--------------------------------------------------------------------------------
Total Distributions                            (0.67)     (0.68)     (0.18)
--------------------------------------------------------------------------------
Net Asset Value, End of Year                  $12.89     $12.81     $13.20
--------------------------------------------------------------------------------
Total Return                                    6.12%      2.05%      4.05%++
--------------------------------------------------------------------------------
Net Assets, End of Year (000s)                $2,750     $2,487     $  691
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                      1.25%      1.24%      1.24%+
  Net investment income                         5.40       4.95       5.21+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                        43.23%     20.40%     25.57%
================================================================================

(a)  On November 7, 1994 the former Class B shares were renamed Class C shares.
(b)  For the period from January 5, 1993 (inception date) to March 31, 1993.
++ Not annualized as the result may not be representative of the total return for the year.
 +   Annualized.

(1) The manager has waived all or part of its fees in each of the periods in the two-year period ended March 31, 1993. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                           Expense Ratios
                            Per Share Decreases         without Fee Waivers*
                            -------------------         --------------------
                              1993      1992              1993       1992
                              ----      ----              ----       ----
     Class A                 $.012     $.040              0.56%      0.59%+

  * As a result of voluntary expense limitations, the ratios of expenses to average net assets will not exceed 0.80%, 130% and 1.35% for Class A, B and C shares, respectively.

(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.

Smith Barney Muni FundS

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of the Florida Limited Term and Florida Portfolios of Smith Barney Muni Funds:

     We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the Florida Limited Term and Florida Portfolios of Smith Barney Muni Funds as of March 31, 1995, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended with respect to the Florida Portfolio and for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the Florida Limited Term Portfolio, and the financial highlights for each of the years in the three-year period then ended and for the period from April 2, 1991 (commencement of operations) to March 31, 1992 with respect to the Florida Portfolio and for the year then ended and for the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the Florida Limited Term Portfolio. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Florida Limited Term and Florida Portfolios of Smith Barney Muni Funds as of March 31, 1995, the results of their operations for the year then ended, the changes in net assets for each of the years in the two-year period then ended with repect to the Florida Portfolio and for the year then ended and the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the Florida Limited Term Portfolio, and the financial highlights for each of the years in the three-year period then ended and for the period from April 2, 1991 (commencement of operations) to March 31, 1992 with respect to the Florida Portfolio and for the year then ended and for the period from April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the Florida Limited Term Portfolio, in conformity with generally accepted accounting principles.



                                            KPMG Peat Marwick LLP

New York, New York
May 15, 1995

Smith Barney
Muni Funds

Trustees
Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl

Officers
Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Daniel Malone
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary



          SMITH BARNEY
          ------------
               A Member of Travelers Group [Logo]

Investment Manager
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder Servicing
Agent
The Shareholder Services
Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134

This report is submitted for
the general information of the
shareholders of Smith Barney
Muni Funds Florida Limited Term and
Florida Portfolios. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Fund, which contains information concerning the
Fund's investment policies and expenses
as well as other pertinent information.



Smith Barney Muni Funds
388 Greenwich Street
New York, New York 10013


FD2308 E5

                                 ANNUAL REPORT
                                      OF
                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                  FOR THE FISCAL YEAR ENDED OCTOBER 31, 1994

       [GRAPHIC]
       SMALL BOX ABOVE FUND NAME
       SHOWING A FLORIDA SKYSCRAPER
       WITH ATTACHED BRIDGES.
 1994  SMITH BARNEY
ANNUAL FLORIDA
REPORT MUNICIPALS
       FUND
       .......................................
       OCTOBER 31, 1994

                                                 [LOGO]

                            Florida Municipals Fund
         DEAR SHAREHOLDER:

                   We are pleased to provide you with the Annual Report which includes the portfolio of investments for Smith Barney Florida Municipals Fund for the fiscal year ended October 31,
          1994. During the past twelve months, in response to declining prices for municipal bonds, the Fund's net asset value for Class A and Class B shares declined to $9.24 from $10.53 per share. Investors owning Class A shares received income distributions of $0.51 per share; investors owning Class B shares received income distributions of $0.46 per share. The total return for this period was (7.31)% for Class A shares and (7.76)% for Class B shares. Further information about the performance of your investment during this and previous fiscal periods is available on the performance pages of this report.

          The year 1994 has produced a difficult investment climate for the fixed-income investor as fear of an economic expansion and, by implication, the threat of inflation have gripped both the global and domestic bond markets. In an effort to combat inflation, the Federal Reserve has raised interest rates six times this year. This rise in interest rates has led to a bond market characterized by pessimism and selling pressures, and consequently lower prices for most fixed-income securities. From our perspective, however, trends presently aligning themselves in the bond markets should provide positive developments for the debt markets in general, and tax-exempt securities in particular.

When the markets become convinced that the Federal Reserve will do what is necessary to slow economic growth, volatility should lessen and bond prices should stabilize. This outcome becomes more likely as the Federal Reserve raises short-term interest rates. Furthermore, as the Federal Reserve increases interest rates, the dollar should strengthen, which would heighten the appeal of domestic debt instruments to foreign investors, thereby providing additional support to domestic markets. We are also of the opinion that since the fall election cycle is completed, the markets will benefit from a clearer knowledge of the political makeup and fiscal direction of the Federal government.

The tax-exempt market should continue to benefit from higher Federal tax rates and a lack of new debt issuance, both of which heighten the value and appeal of quality tax-exempt income. On a state level, we believe that further tax increases will be forthcoming. Increased costs for education, social services, prison reform and overall infrastructure needs may force the

--------------------------------------------------------------------
                   D  I  V  I  D  E  N  D    P  O  L  I  C  Y

  ALTHOUGH NOT EXPLICITLY STATED IN THE PROSPECTUS, THE FUND'S POLICY IS TO PAY A LEVEL MONTHLY DIVIDEND BASED ON OUR PROJECTIONS FOR THE MUNICIPAL BOND MARKET AND THE GENERAL DIRECTION OF INTEREST RATES. THIS POLICY HAS NO APPRECIABLE AFFECT ON THE FUND'S INVESTMENT STRATEGIES OR NET ASSET VALUE PER SHARE SINCE IT IS GUIDED BY MARKET CONDITIONS. IT MEANS THAT WE DO NOT INVEST IN SPECULATIVE SECURITIES WHICH MAY UNDERMINE THE FUND'S NET ASSET VALUE PER SHARE IN ORDER TO MAINTAIN AN UNREALISTICALLY HIGH DIVIDEND POLICY. WE CONTINUALLY MONITOR BOTH THE MARKET AND THE FUND'S INCOME STREAM TO SEE THAT OUR DIVIDEND PROJECTIONS ARE REALISTIC.

legislature to raise taxes. Florida also assesses a significant intangibles tax on all residents' out of state municipal holdings, which increases the value of in-state municipal paper to Florida residents.

We have maintained a high quality portfolio and believe that the best quality municipals are at increasingly attractive valuation levels as a percentage of Treasuries and should outperform on a relative basis going forward. We believe that we are well positioned to provide our investors with high tax-exempt income at below average volatility and risk.

In mid-November of this year, the way Smith Barney mutual funds are listed in the newspapers was changed to reflect our consolidated mutual fund family. Before the consolidation, Smith Barney and Smith Barney Shearson mutual funds were listed in the papers under separate headings. All mutual funds now appear under the heading "Smith Barney." Your Smith Barney Financial Consultant will be able to help you locate your funds in your newspaper.

We appreciate your continued confidence and patience during this difficult investment period. We look forward to reporting to you in April in the Fund's Semi-Annual Report.

Sincerely,

 Heath B. McLendon                        Lawrence T. McDermott
 CHAIRMAN OF THE BOARD                    VICE PRESIDENT AND
                                          INVESTMENT OFFICER

                                          DECEMBER 19, 1994

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 HISTORICAL PERFORMANCE -- CLASS A SHARES




Year Ended             Net Asset Value     Capital Gains   Dividends   Total
October 31          Beginning    Ending    Distributed     Paid        Return*
---------------------------------------------------------------------------
11/6/92 - 10/31/93    $ 9.55      $10.53       $0.04         $0.49     16.07%
---------------------------------------------------------------------------
1994                   10.53        9.24        0.03          0.52     (7.31)
---------------------------------------------------------------------------
Total                                          $0.07         $1.01
---------------------------------------------------------------------------
Cumulative Total Return - (11/6/92 through 10/31/94)                    7.59%
---------------------------------------------------------------------------

 *Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front-end sales charge (maximum 4.5%).


THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.

--------------------------------------------------------------------
 AVERAGE ANNUAL TOTAL RETURN** -- CLASS A SHARES

                                        Without Sales Charge     With Sales Charge***
                                       Without Fee   With Fee   Without Fee   With Fee
                                       Waiver        Waiver     Waiver        Waiver
---------------------------------------------------------------------------------------
Year Ended 10/31/94                       (7.59)%     (7.31)%     (11.75)%    (11.48)%
---------------------------------------------------------------------------------------
Inception (11/6/92) through 10/31/94       3.37%       3.75%        1.00%       1.38%
---------------------------------------------------------------------------------------

  **All average annual total return figures shown reflect the reinvestment of dividends and capital gains distributions at net asset value. The Fund waived investment advisory and administration fees from November 6, 1992 to October 31, 1994. A shareholder's actual return for periods during which waivers were in effect would be the higher of the two numbers shown. ***Average annual total return figures shown assume the deduction of the maximum 4.5% front-end sales charge.


   NOTE: The Fund commenced operations on November 6, 1992. Class A shares are subject to a maximum 4.5% front-end sales charge and an annual service fee of 0.15% of the value of the average daily net assets attributable to that class. Effective November 7, 1994, the maximum front-end sales charge was reduced to 4.0%.

   4

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 in Florida Municipals Fund Class A Shares from November 6, 1992 through October 31, 1994 as compared with the growth of a $10,000 investment in Lehman Municipal Bond Index. The plot points used to draw the line graph were as follows:

                                           GROWTH OF $10,000
                  GROWTH OF $10,000        INVESTMENT IN THE
              INVESTED IN CLASS A SHARES   LEHMAN MUNICIPAL
 MONTH ENDED         OF THE FUND              BOND INDEX
    10/92              $10,000                  $10,000
  11/05/92             $ 9,550                  --
    11/92              $ 9,721                  $10,179
    12/92              $ 9,846                  $10,361
    3/93               $10,263                  $10,972
    6/93               $10,680                  $11,026
    9/93               $11,068                  $11,459
    12/93              $11,179                  $11,509
    3/94               $10,394                  $11,578
    6/94               $10,482                  $11,299
    9/94               $10,533                  $11,475
    10/94              $10,275                  $11,307

+ Illustration of $10,000 invested in Class A shares at inception on November 6, 1992 assuming the deduction of the maximum 4.5% sales charge at the time of investment and the reinvestment of dividends and capital gains at net asset value through October 31, 1994.

  THE LEHMAN BROTHERS MUNICIPAL BOND INDEX is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

  Index information is available at month end only; therefore, the closest month-end to inception date of the Fund has been used.

  NOTE: All figures cited here and on the following pages represent past performance of Class A shares and do not guarantee future results.

  FOR A GLOSSARY OF TERMS, PLEASE TURN TO THE END OF THIS REPORT.

Smith Barney
Florida Municipals Fund

  ---------------------------------------------
   HISTORICAL PERFORMANCE -- CLASS B SHARES

Year Ended                                 Capital Gains   Dividends   Total
October 31          Beginning    Ending    Distributed     Paid        Return*
----------------------------------------------------------------------------
11/6/92 - 10/31/93    $ 9.55      $10.53       $0.04         $0.44     15.52%
----------------------------------------------------------------------------
1994                   10.53        9.24        0.03          0.47     (7.76)
----------------------------------------------------------------------------
Total                                          $0.07         $0.91
----------------------------------------------------------------------------
Cumulative Total Return - (11/6/92 through 10/31/94)                    6.55%
----------------------------------------------------------------------------

 *Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the contingent deferred sales charge ("CDSC").


--------------------------------------------------------------------
 AVERAGE ANNUAL TOTAL RETURN** -- CLASS B SHARES

                                            Without CDSC             With CDSC***
                                       Without Fee   With Fee   Without Fee   With Fee
                                       Waiver        Waiver     Waiver        Waiver
----------------------------------------------------------------------------
Year Ended 10/31/94                      (8.04)%      (7.76)%     (11.98)%    (11.71)%
----------------------------------------------------------------------------
Inception (11/6/92) through 10/31/94      2.86%        3.25%        0.96%       1.34%
----------------------------------------------------------------------------

  **All average annual total return figures shown reflect the reinvestment of dividends and capital gains distributions at net asset value. The Fund waived investment advisory and administration fees from November 6, 1992 to October 31, 1994. A shareholder's actual return for periods during which waivers were in effect would be the higher of the two numbers shown.
 ***Average annual total return figures assume the deduction of the maximum applicable CDSC which is described in the prospectus.


NOTE: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum CDSC of 4.50% and service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 in Florida Municipals Fund Class B Shares from November 6, 1992 through October 31, 1994 as compared with the growth of a $10,000 investment in Lehman Municipal Bond Index. The plot points used to draw the line graph were as follows:

                                           GROWTH OF $10,000
                  GROWTH OF $10,000        INVESTMENT IN THE
              INVESTED IN CLASS B SHARES   LEHMAN MUNICIPAL
 MONTH ENDED         OF THE FUND              BOND INDEX
    10/92            --                         $10,000
  11/05/92             $10,000                  --
    11/92              $10,175                  $10,179
    12/92              $10,301                  $10,361
    3/93               $10,703                  $10,972
    6/93               $10,146                  $11,026
    9/93               $11,538                  $11,459
    12/93              $11,644                  $11,509
    3/94               $10,812                  $11,578
    6/94               $10,887                  $11,299
    9/94               $10,928                  $11,475
    10/94              $10,268                  $11,307

+ Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming deduction of the maximum CDSC at the time of redemption and the reinvestment of dividends and capital gains at net asset value through October 31, 1994.
  ++ Value does not assume deduction of applicable CDSC.
  +++ Value assumes deduction of applicable CDSC (assuming redemption on October 31, 1994).

  THE LEHMAN BROTHERS MUNICIPAL BOND INDEX is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

  Index information is available at month end only; therefore, the closest month-end to inception date of the Fund has been used.

  NOTE: All figures cited here and on the following pages represent past performance of Class B shares and do not guarantee future results.

  FOR A GLOSSARY OF TERMS, PLEASE TURN TO THE END OF THIS REPORT.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 PORTFOLIO HIGHLIGHTS                               OCTOBER 31, 1994 (UNAUDITED)

INDUSTRY BREAKDOWN
Pie chart depicting the allocation of the Florida Municipals Fund investment securities held at October 31, 1994 by Industry classification. The pie is broken in pieces representing industries in the following percentages:

              INDUSTRY                 PERCENTAGE
Net Other Assets and Liabilities            16.8%
Transportation                               3.9%
Housing                                     16.1%
Hospital                                    17.9%
Pollution Control                            8.4%
Utility                                     11.3%
Industrial                                   2.0%
Education                                    9.0%
General Obligations                         14.6%

SUMMARY OF MUNICIPAL BONDS AND NOTES BY COMBINED RATINGS

                                        Percent
                         Standard &       of
        Moody's            Poor's        Value
    -------------------------------------------
        AAA        OR        AAA            45%
    -------------------------------------------
        AA                   AA              8
    -------------------------------------------
        A                     A             15
    -------------------------------------------
        BA                   BB              2
    -------------------------------------------
        BAA                  BBB            19
    -------------------------------------------
        NR                   NR             11
    -------------------------------------------
                                           100%
                                ---------------

AVERAGE MATURITY    24.5 years

Smith Barney
Florida Municipals Fund

------------------------------------------
 PORTFOLIO OF INVESTMENTS                                       OCTOBER 31, 1994

         -------------------------------------------------------------

               KEY TO INSURANCE ABBREVIATIONS

 AMBAC   --  American Municipal Bond Assurance Corporation
 CO LEE  --  College Construction Loan Association
 FGIC    --  Federal Guaranty Insurance Corporation
 FHA     --  Federal Housing Administration
 MBIA    --  Municipal Bond Investor Assurance

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- 98.7%
                     FLORIDA -- 96.3%
                     Alachua County, Florida,
                     Health Facilities
                     Authority, Santa Fe
                     Healthcare System, Health
                     Revenue:
 $  230,000            6.875% due 11/15/02        Baa      BBB+  $   234,600
    640,000            6.050% due 11/15/16        Baa      BBB+      546,400
    250,000          Boca Raton, Florida,
                     Special Assessment
                     Improvement, (Visions 90
                     Project),
                       6.000% due 7/1/22          A1       NR        227,500
    500,000          Boynton Beach, Florida,
                     Utility System Revenue
                     Bonds, (FGIC Insured),
                       6.250% due 11/1/20         Aaa      AAA       476,875
    860,000          Bradford County, Florida,
                     Health Facilities, (Santa
                     Fe Project),
                       6.050% due 11/15/16        Baa      BBB+      731,000
                     Brevard County, Florida:
  1,000,000          Health Facilities
                     Authority, (Holmes Regional
                     Medical Center Project),
                       5.750% due 10/1/13         A1       NR        882,500
    750,000          Housing Finance Authority,
                       6.600% due 9/1/16          Aaa      NR        748,125
    400,000          School Board Authority,
                     Series A,
                     (AMBAC Insured),
                       6.500% due 7/1/12          Aaa      AAA       400,500
    500,000          Tourist Development Tax
                     Revenue,
                       6.875% due 3/1/13          NR       NR        485,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $1,000,000          Broward County, Florida,
                     Educational Facilities
                     Authority, (Co Lee
                     Insured),
                       6.000% due 4/1/13          NR       AAA   $   926,250
    400,000          Citrus County, Florida,
                     Pollution Control Revenue,
                     Series B, Florida Power
                     Corporation, (Crystal River
                     Project),
                       6.350% due 2/1/22          A1       A+        383,500
    410,000          Clearwater, Florida,
                     Multifamily Housing
                     Revenue, (Drew Gardens
                     Project), Series A, (FHA
                     Insured),
                       6.500% due 10/1/25         NR       AAA       377,713
    300,000          Collier County, Florida,
                     Special Assessment,
                     Pine/Naples -- Municipal
                     Services,
                       5.600% due 11/1/13         NR       BBB       254,250
    500,000          Crystal River, Florida,
                     Water and Sewer Revenue
                     Bonds, (AMBAC Insured),
                       6.250% due 10/1/22         Aaa      AAA       476,250
                     Dade County, Florida:
  1,000,000          Aviation Facilities
                     Revenue, Series B , (MBIA
                     Insured),
                       6.600% due 10/1/22         Aaa      AAA       990,000
    500,000          Health Facilities
                     Authority, Hospital
                     Revenue, (North Shore
                     Medical Center Project),
                     (AMBAC Insured),
                       6.500% due 8/15/15         Aaa      AAA       490,625
    500,000          Professional Sports
                     Franchise Facilities
                     Tax Revenue, Series B,
                     (FGIC Insured),
                       6.000% due 10/1/22         Aaa      AAA       459,375
  1,000,000          School District, Series A,
                     (MBIA Insured),
                       6.125% due 6/1/14          Aaa      AAA       950,000
    500,000          Davie, Florida, Water and
                     Sewer Revenue Bonds, (AMBAC
                     Insured),
                       6.250% due 10/1/17         Aaa      AAA       480,624

                       SEE NOTES TO FINANCIAL STATEMENTS.
10

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $1,000,000          Duval County, Florida,
                     Housing Finance Authority,
                       6.700% due 10/1/26         NR       NR    $   948,750
    500,000          Enflewood, Florida, Water
                     Distribution
                     Utility System,
                       6.000% due 10/1/23         Aaa      AAA       463,750
                     Escambia County, Florida:
    750,000          Health and Education
                     Financing Authority,
                     (Baptist Hospital & Manor
                     Project),
                       6.750% due 10/1/14         NR       BBB+      702,188
    500,000          (Champion International
                     Corporation Project),
                       6.950% due 11/1/07         Baa1     BBB       486,875
  1,000,000          Pollution Control Revenue,
                       6.900% due 8/1/22          Baa1     BBB       948,750
    500,000          Utility Authority Revenue,
                     Series A,
                     (FGIC Insured),
                       6.300% due 1/1/23          Aaa      AAA       478,750
    750,000          Florida Department of
                     Transportation, (Right of
                     Way),
                       6.500% due 7/1/21          Aa       AA        745,312
    180,000          Turnpike Authority Revenue,
                     Series A, (FGIC Insured),
                       6.350% due 7/1/22          Aaa      AAA       175,275
                     Florida Housing Finance
                     Agency:
                     General Mortgage, Series A,
                     (FHA Insured):
    250,000            6.350% due 6/1/14          NR       AAA       240,000
    500,000            6.400% due 6/1/24          NR       AAA       473,125
  1,500,000          Series B,
                       6.650% due 7/1/26          Aa       AA      1,421,250
    600,000          Single Family Mortgage,
                     Refunding, Series C,
                       5.750% due 7/1/27          Aa       AA        515,250
    750,000          Florida State Board of
                     Education,
                     Capital Outlay, Series B,
                       6.700% due 6/1/22          Aa       AA+       754,688

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  750,000          Florida State Correctional
                     Commission, (MBIA Insured),
                       6.000% due 8/1/14          Aaa      AAA   $   702,187
  1,250,000          Florida State, Mid-Bay
                     Bridge Revenue, Series A,
                       6.100% due 10/1/22         NR       NR      1,035,938
    445,000          Fort Lauderdale, Florida,
                     Central Beach Community
                     Redevelopment Agency,
                     (AMBAC Insured),
                       6.150% due 9/1/08          Aaa      AAA       437,769
                     Hillsborough County,
                     Florida:
  1,000,000          Aviation Authority, Special
                     Purpose,
                     (Delta Airlines Project),
                       6.800% due 1/1/24          Ba3      BB        891,250
    820,000          Community Center Project,
                     Series 2,
                       6.750% due 7/1/22          A        A         820,000
  1,125,000          School Board, Certificate
                     of Participation, (MBIA
                     Insured),
                       6.000% due 7/1/14          Aaa      AAA     1,054,687
                     Hillsborough County,
                     Florida, Utilities Revenue,
                     Refunding and Improvement,
                     (MBIA Insured):
    190,000          (prerefunded 8/1/01),
                       7.000% due 8/1/14          NR       BBB+      207,338
    930,000          (unrefunded 8/1/01),
                       7.000% due 8/1/14          Baa1     BBB+      933,487
  1,000,000          Homestead, Florida,
                     Industrial Development
                     Revenue, Series A,
                       7.950% due 11/1/18         NR       NR        916,250
                     Jacksonville, Florida:
    500,000          Health Facilities
                     Authority, (Health South
                     Inc. Project), (MBIA
                     Insured),
                       6.000% due 5/1/22          Aaa      AAA       458,750
    310,000          Hospital Revenue,
                     (University Medical Center,
                     Inc. Project), (Co Lee
                     Insured),
                       6.600% due 2/1/21          NR       AAA       304,575

                       SEE NOTES TO FINANCIAL STATEMENTS.
12

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $1,250,000          Lake County, Florida,
                     Resource Recovery,
                     Industrial Revenue, Series
                     1993-A,
                       5.950% due 10/1/13         Baa      BBB+  $ 1,051,563
    840,000          Leesburg, Florida, Hospital
                     Revenue, (Leesburg Regional
                     Medical Center Project),
                     Series B,
                       5.200% due 7/1/02          Baa1     BBB+      765,450
  1,000,000          Miami, Florida, Sports
                     Exhibition Authority, (FGIC
                     Insured),
                       6.150% due 10/1/20         Aaa      AAA       941,250
                     Nassau County, Florida,
                     Pollution Control Revenue:
  1,000,000          (ITT Rayonier Inc.
                     Project),
                       6.200% due 7/1/15          Baa2     BBB       927,500
    595,000          (ITT Rayonier Project 6),
                       6.250% due 6/1/10          Baa2     BBB       565,994
  1,250,000          North Miami, Florida,
                     Educational Facilities
                     Revenue, (Johnson & Wales
                     University Project), Series
                     A,
                       6.100% due 4/1/13          NR       NR      1,090,625
    500,000          North Port, Florida,
                     Utility Revenue,
                     (FGIC Insured),
                       6.250% due 10/1/22         Aaa      AAA       476,250
    500,000          Northern Palm Beach County,
                     Water Control District,
                     Unit Development No. 31,
                     Program 1,
                       6.750% due 11/1/07         NR       NR        483,125
                     Orange County, Florida,
                     Health Facilities Authority
                     Revenue:
  1,250,000            6.750% due 10/1/18         Aaa      AAA     1,214,062
  1,500,000          (Orlando Regional Health
                     Center),
                     (MBIA Insured),
                       6.000% due 11/1/24         Aaa      AAA     1,368,750
    100,000          Solid Waste Facilities
                     Revenue Bonds, (FGIC
                     Insured),
                       6.375% due 10/1/17         Aaa      AAA        97,250

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
                     Tourist Development Tax
                     Revenue:
 $  750,000          Series B, (AMBAC Insured),
                       6.000% due 10/1/21         Aaa      AAA   $   690,938
  1,500,000          Series B,
                       6.000% due 10/1/24         Aaa      AAA     1,378,125
                     Orlando, Florida:
    400,000          Capital Improvement Special
                     Revenue, (MBIA Insured),
                       6.000% due 10/1/22         A1       AA-       366,500
  1,500,000          Orlando and Orange
                     Counties, Florida,
                     Expressway Authority, Jr.
                     Lien,
                       5.950% due 7/1/24          NR       A-      1,351,875
    200,000          Pace Property Finance
                     Authority, Utility Systems
                     Refunding & Improvement,
                       6.250% due 9/1/13          NR       BBB       185,250
                     Palm Beach County, Florida:
  1,000,000          Health Facilities
                     Authority, (Good Samaritan
                     Health System Project),
                       6.300% due 10/1/22         NR       A-        913,750
    100,000          Solid Waste Authority
                     Revenue,
                     (MBIA Insured),
                       6.250% due 12/1/08         Aaa      AAA       100,500
    800,000          Pinellas County, Florida,
                     Sewer Revenue, (FGIC
                     Insured),
                       6.550% due 8/1/27          Aaa      AAA       755,000
    500,000          Seminole County, Florida,
                     Water and Sewer Revenue
                     Bonds, (MBIA Insured),
                       6.000% due 10/1/19         Aaa      AAA       472,500
  1,500,000          South Broward, Florida,
                     Hospital District,
                       5.500% due 5/1/28          A1       A+      1,196,250
  1,500,000          Tallahassee Health
                     Facilities Revenue,
                     Tallahassee Memorial
                     Regional Medical Center,
                     Series B, (MBIA Insured),
                       6.000% due 12/1/15         Aaa      AAA     1,400,625
    500,000          Tallahassee, Florida,
                     Electric Revenue, Series B,
                       6.200% due 10/1/12         Aa       AA-       483,125

                       SEE NOTES TO FINANCIAL STATEMENTS.
14

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (CONTINUED)                           OCTOBER 31, 1994

                                                     RATINGS
                                                   (UNAUDITED)   MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
                     Tampa, Florida:
 $1,000,000          Revenue Allegany Health
                     Systems,
                     (St. Joseph's Project),
                     (MBIA Insured),
                       6.700% due 12/1/12         Aaa      AAA   $ 1,000,000
    500,000          (Florida Aquarium Inc.
                     Project),
                       7.750% due 5/1/27          NR       NR        525,000
    100,000          Water and Sewer Revenue
                     Bonds, Series A,
                     Short-Rites, (FGIC Insured)
                       9.473% due 10/1/12         Aaa      AAA        97,125
    250,000          Titusville, Florida, Water
                     and Sewer Revenue Bonds,
                     Series A,
                       6.000% due 10/1/24         Aaa      AAA       229,687
    500,000          West Palm Beach, Florida,
                     Community Redevelopment
                     Agency, Series A,
                     (prerefunded 3/1/02),
                       6.750% due 3/1/14          A        NR        534,375
 ----------------------------------------------------------------------------
                                                                  47,299,725
 ----------------------------------------------------------------------------
                     GUAM -- 1.5%
    750,000          Guam Airport Authority
                     Revenue, Series A,
                       6.500% due 10/1/23         NR       BBB       692,812
 ----------------------------------------------------------------------------
                     PUERTO RICO -- 0.9%
    500,000          Commonwealth of Puerto
                     Rico, Registered Rites,
                     (AMBAC Insured),
                       5.875% due 7/1/18          Aaa      AAA       454,375
 ----------------------------------------------------------------------------
 SHORT-TERM MUNICIPAL BONDS AND NOTES -- 1.4%
    700,000          St. Lucie County, Florida,
                     Solid Waste
                       3.650% due 1/1/27+         A2       A-1       700,000
 ----------------------------------------------------------------------------
 TOTAL INVESTMENTS (Cost $52,360,522*)                   100.1%   49,146,912
 OTHER ASSETS AND LIABILITIES (NET)                      (0.1)%      (34,245)
 ----------------------------------------------------------------------------
 NET ASSETS                                              100.0%  $49,112,667
 ----------------------------------------------------------------------------

  * Aggregate cost for Federal tax purposes.
  + Variable rate daily demand notes payable upon not more than one business day's notice.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES                            OCTOBER 31, 1994

ASSETS:
    Investments, at value (Cost
      $52,360,522) (Note 1)
      See accompanying schedule                                 $49,146,912
    Cash                                                             50,990
    Interest receivable                                             837,884
    Receivable for Fund shares sold                                 216,786
    Unamortized organization costs (Note 7)                          87,709
----------------------------------------------------------------------------
   TOTAL ASSETS                                                  50,340,281
----------------------------------------------------------------------------

LIABILITIES:
    Payable for investment securities
      purchased                                 $1,005,533
    Payable for fund shares purchased               98,046
    Dividends payable                               22,237
    Distribution fee payable (Note 3)               15,127
    Investment advisory fee payable (Note
      2)                                             8,347
    Service fee payable (Note 3)                     6,395
    Trustees' fees and expenses (Note 2)             5,500
    Administration fee payable (Note 2)              4,770
    Custodian fee payable (Note 2)                   4,000
    Transfer agent fees payable (Note 2)             3,200
    Accrued expenses and other payables             54,459
----------------------------------------------------------------------------
   TOTAL LIABILITIES                                              1,227,614
----------------------------------------------------------------------------
NET ASSETS                                                      $49,112,667
----------------------------------------------------------------------------
NET ASSETS consist of:
    Distributions in excess of net
      investment income                                         $   (22,237)
    Accumulated net realized loss on
      investments sold                                             (561,473)
    Unrealized depreciation of investments                       (3,213,610)
    Par value                                                         5,315
    Paid-in capital in excess of par value                       52,904,672
----------------------------------------------------------------------------
TOTAL NET ASSETS                                                $49,112,667
----------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.
16

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
              STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)   OCTOBER 31, 1994

NET ASSETS VALUE:
   CLASS A SHARES:
   NET ASSET VALUE and redemption price per share
    ($14,086,844  DIVIDED BY 1,524,048 shares of beneficial
    interest outstanding)                                                $9.24
------------------------------------------------------------------------------
   MAXIMUM OFFERING PRICE PER SHARE ($9.24  DIVIDED BY 0.955)
    (based on sales charge of 4.50% of the offering price on
    October 31,1994)                                                     $9.68
------------------------------------------------------------------------------
   CLASS B SHARES:
   NET ASSET VALUE and offering price per share+
    ($35,025,823  DIVIDED BY 3,790,661 shares of beneficial
    interest outstanding)                                                $9.24
------------------------------------------------------------------------------

   + Redemption price per share is equal to Net Asset Value less any applicable
     CDSC.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF OPERATIONS                     FOR THE YEAR ENDED OCTOBER 31, 1994

INVESTMENT INCOME:
    Interest                                                       $ 3,144,714
-------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME                                           3,144,714
-------------------------------------------------------------------------------
EXPENSES:
    Distribution fee (Note 3)                         $  183,789
    Investment advisory fee (Note 2)                     179,905
    Administration fee (Note 2)                          102,803
    Service fee (Note 3)                                  77,102
    Legal and audit fees                                  74,578
    Registration and filing fees                          46,486
    Trustees fees' and expenses (Note 2)                  40,681
    Amortization of organization costs (Note 7)           29,238
    Custodian fees (Note 2)                               22,938
    Transfer agent fees (Notes 2 and 4)                   20,874
    Other                                                 60,785
    Fees waived by investment adviser and
    administrator (Note 2)                              (145,982)
-------------------------------------------------------------------------------
   TOTAL EXPENSES                                                      693,197
-------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                2,451,517
-------------------------------------------------------------------------------
REALIZED AND UNREALIZED LOSS ON INVESTMENTS (NOTES 1 AND 5):
    Net realized loss on investments sold during the year             (561,473)
    Net unrealized depreciation of investments during the year      (5,972,896)
-------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS                     (6,534,369)
-------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS               $(4,082,852)
-------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.
18

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS

                                                                YEAR             PERIOD
                                                               ENDED             ENDED
                                                              10/31/94         10/31/93*

Net investment income                                       $ 2,451,517       $ 1,509,040
Net realized gain/(loss) on investments sold during the
   period                                                      (561,473)          253,201
Net unrealized appreciation/(depreciation) on
   investments during the period                             (5,972,896)        2,759,286
-------------------------------------------------------------------------------------
Net increase/(decrease) in net assets resulting from
   operations                                                (4,082,852)        4,521,527
Distributions to shareholders from net investment
   income:
  Class A                                                      (748,400)         (468,582)
  Class B                                                    (1,703,117)       (1,040,458)
Distributions in excess of net investment income:
  Class A                                                       (15,001)          --
  Class B                                                       (34,140)          --
Distribution to shareholders from net realized gain on
   investments
  Class A                                                       (37,401)          (36,930)
  Class B                                                       (87,745)          (91,125)
Net increase in net assets from Fund share transactions
   (Note 6):
  Class A                                                     2,509,303        12,571,092
  Class B                                                     5,033,792        32,722,704
-------------------------------------------------------------------------------------
Net increase in net assets                                      834,439        48,178,228
NET ASSETS:
Beginning of year                                            48,278,228           100,000
-------------------------------------------------------------------------------------
End of year (including distributions in excess of net
   income of $22,237 at October 31, 1994)                   $49,112,667       $48,278,228
-------------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                                                        YEAR            PERIOD
                                                                        ENDED           ENDED
                                                                     10/31/94***      10/31/93*

Net Asset Value, beginning of period                                   $ 10.53        $  9.55
-------------------------------------------------------------------------------------

Income from investment operations:

Net investment income+                                                    0.51           0.49

Net realized and unrealized gain/(loss) on investments                   (1.25)          1.02
-------------------------------------------------------------------------------------

Total from investment operations                                         (0.75)          1.51

Less Distributions:

Dividends from net investment income                                     (0.51)         (0.49)

Distributions in excess of net investment income                         (0.01)         --

Distributions from net realized capital gains                            (0.03)         (0.04)
-------------------------------------------------------------------------------------

Total distributions                                                      (0.55)         (0.53)
-------------------------------------------------------------------------------------

Net Asset Value, end of period                                         $  9.24        $ 10.53
-------------------------------------------------------------------------------------

Total Return++                                                           (7.31)%        16.07%
-------------------------------------------------------------------------------------

Ratios to average net assets/supplemental data:

Net assets, end of period (in 000's)                                   $14,087        $13,450

Ratio of operating expenses to average net assets+++                      0.99%          0.97%**

Ratio of net investment income to average net assets                      5.13%          4.78%**

Portfolio turnover rate                                                     55%            27%
-------------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.
  ** Annualized.
 *** Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for the period since the use of the undistributed method does not accord with results of operations.
   + Net investment income before waiver of fees by investment adviser and administrator was $0.48 and $0.45 for the year ended October 31, 1994 and the period ended October 31, 1993, respectively.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
 +++ Annualized expense ratio before waiver of fees by investment adviser and administrator was 1.27% and 1.38% for the year ended October 31, 1994 and the period ended October 31, 1993, respectively.


                       SEE NOTES TO FINANCIAL STATEMENTS.
20

Smith Barney
Florida Municipals Fund

--------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                                                        YEAR            PERIOD
                                                                        ENDED           ENDED
                                                                     10/31/94***      10/31/93*

Net Asset Value, beginning of period                                   $ 10.53        $  9.55
-------------------------------------------------------------------------------------

Income from investment operations:

Net investment income+                                                    0.46           0.44

Net realized and unrealized gain/(loss) on investments                   (1.25)          1.02
-------------------------------------------------------------------------------------

Total from investment operations                                         (0.79)          1.46

Less distributions:

Dividends from net investment income                                     (0.46)         (0.44)

Distributions in excess of net investment income                         (0.01)         --

Distributions from net realized capital gains                            (0.03)         (0.04)
-------------------------------------------------------------------------------------

Total distributions                                                      (0.50)         (0.48)
-------------------------------------------------------------------------------------

Net Asset Value, end of period                                         $  9.24        $ 10.53
-------------------------------------------------------------------------------------

Total Return++                                                           (7.76)%        15.52%
-------------------------------------------------------------------------------------

Ratios to average net assets/supplemental data:

Net assets, end of period (in 000's)                                   $35,026        $34,828

Ratio of operating expenses to average net assets+++                      1.49%          1.48%**

Ratio of net investment income to average net assets                      4.62%          4.27%**

Portfolio turnover rate                                                     55%            27%
-------------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.
  ** Annualized.
 *** Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for the period since the use of the undistributed method does not accord with results of operations.
   + Net investment income before waiver of fees by investment adviser and administrator was $0.43 and $0.40 for the year ended October 31, 1994 and the period ended October 31, 1993, respectively.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
 +++ Annualized expense ratio before waiver of fees by investment adviser and administrator was 1.78% and 1.88% for the year ended October 31, 1994 and the period ended October 31, 1993, respectively.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Smith Barney Florida Municipals Fund (formerly known as Smith Barney Shearson Florida Municipals Fund) (the "Fund"), is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund was organized on August 31, 1992 under the laws of The Commonwealth of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." The Fund commenced operations on November 6, 1992. The Fund offers two classes of shares to the general public: Class A shares and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge ("CDSC"). Class B shares will automatically convert to Class A shares eight years after the original purchase date. Each class of shares has identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/ or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

PORTFOLIO VALUATION: Securities are valued at the close of trading on the New York Stock Exchange, Inc. by The Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Trustees. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily available market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments that mature in 60 days or less are valued at amortized cost whenever the Board of Trustees determines that amortized cost reflects the fair value of those investments.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class.

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS: Dividends from net investment income, if any, are determined on a class level, and are declared daily and paid on the last business day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions determined on a Fund level, if any, of any net short- and long-term capital gains earned by the Fund will be declared and paid annually after the close of the fiscal year in which they are earned. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Trustees in order to avoid the application of a 4% nondeductible excise tax on certain undistributed amounts of net investment income and capital gains. To the extent net realized capital gains can be offset by capital losses and loss carryforwards, it is the policy of the Fund not to distribute such gains. Permanent differences incurred during the year ended October 31, 1994 resulting from excess distributions have been reclassified to paid in capital at year end.

Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

FLORIDA TAXES: Florida currently imposes an "intangibles tax" on certain securities and other intangible assets owned by Florida residents. The Fund has received a ruling from Florida authorities that, if on December 31 of any year the Fund's portfolio consists solely of assets exempt from the intangibles tax, the Fund's shares will be exempt from the Florida intangibles tax for the following calendar year. The Fund intends to manage its portfolio so that the Fund's shares will be exempt from the Florida intangibles tax.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FEDERAL INCOME TAXES: The Fund intends to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2. INVESTMENT ADVISORY FEE,
   ADMINISTRATION FEE AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, a division of Mutual Management Corp., which has been transferred effective November 7, 1994, to Smith Barney Mutual Fund Management Inc. ("SBMFM"). Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the following annual rates: .35% of the value of the Fund's average daily net assets up to $500 million and .32% of the value of its average daily net assets in excess of $500 million.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under the Administration Agreement, the Fund paid a fee computed daily and paid monthly based on the following annual rates: 0.20% of the value of the Fund's average daily net assets up to $500 million and 0.18% of the value of the Fund's average daily net assets in excess of $500 million. As of the close of business on April 20, 1994, SBMFM (formerly known as Smith, Barney Advisers, Inc.) succeeded Boston Advisors as the Fund's administrator. The new administration agreement contains substantially the same terms and conditions, including the level of fees, as the predecessor agreement.

As of the close of business on April 20, 1994, the Fund and SBMFM entered into a sub-administration agreement ("Sub-Administration Agreement") with

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

From time to time the investment adviser and the administrator may voluntarily waive a portion or all of their respective fees otherwise payable to them. For the year ended October 31, 1994, the investment adviser and the administrator voluntarily waived fees in the amounts of $92,898 and $53,084, respectively.

For the year ended October 31, 1994, Smith Barney received $82,800 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the redemption of Class B shares within five years after the date of purchase. In circumstances in which the charge is imposed, the amount of the charge ranges between 4.5% and 1% of net asset value depending on the number of years since the date of purchase. For the year ended October 31, 1994, Smith Barney received from shareholders $103,281 in CDSCs on the redemption of Class B shares.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Fund for serving as a Trustee or officer of the Fund. The Fund pays each Trustee who is not an officer, director, or employee of Smith Barney or any of its affiliates $2,500 per annum plus $250 per meeting attended and reimburses each such Trustee for travel and out-of-pocket expenses.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's transfer agent.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A and Class B shareholders, and covers expenses incurred in distributing Class B shares. Smith Barney is paid an annual service fee with respect to Class A and Class B shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B shares at the annual rate of 0.50% of the value of the average daily net assets attributable to those shares. During the year ended October 31, 1994, the Fund incurred $21,965 and $55,137 in service fees for Class A and Class B shares, respectively. For the year ended October 31, 1994, the Fund incurred $183,789 in distribution fees for Class B shares.

4. EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses for the year ended October 31, 1994 included transfer agent fees of $5,154 and $15,720 for Class A and Class B shares, respectively.

5. PURCHASES AND SALES OF SECURITIES

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments, for the year ended October 31, 1994, amounted to $34,144,042 and $28,244,036, respectively.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At October 31, 1994, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost amounted to $56,322, and the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value amounted to $3,269,932.

6. SHARES OF BENEFICIAL INTEREST

At October 31, 1994, an unlimited number of shares of beneficial interest with par value of $.001 per share were authorized and divided into two classes, Class A and Class B.

Changes in shares of beneficial interest outstanding were as follows:

                                                   YEAR ENDED               PERIOD ENDED
                                                    10/31/94                  10/31/93*
CLASS A SHARES:                               Shares       Amount       Shares       Amount
-------------------------------------------------------------------------------------
Sold                                           613,550  $  6,194,067   1,353,429  $13,396,864

Issued as reinvestment of dividends             48,516       481,110      29,852      305,222

Redeemed                                      (415,343)   (4,165,874)   (111,192)  (1,130,994)
-------------------------------------------------------------------------------------

Net increase                                   246,723  $  2,509,303   1,272,089  $12,571,092
-------------------------------------------------------------------------------------


                                                   YEAR ENDED               PERIOD ENDED
                                                    10/31/94                  10/31/93*
CLASS B SHARES:                               Shares       Amount       Shares       Amount
-------------------------------------------------------------------------------------
Sold                                         1,031,963  $ 10,397,778   3,617,319  $35,975,175

Issued as reinvestment of dividends            102,199     1,014,195      61,430      629,256

Redeemed                                      (651,380)   (6,378,181)   (376,106)  (3,881,727)
-------------------------------------------------------------------------------------

Net increase                                   482,782  $  5,033,792   3,302,643  $32,722,704
-------------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.


7. ORGANIZATION COSTS

The Fund bears all costs in connection with its organization including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations. All such costs are being amortized on the straight-line method over a period of five years from November 6, 1992 (commencement of operations). In the event any of the initial shares in the Fund are redeemed during such period, the Fund will be

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

reimbursed for any unamortized organization costs in the same proportion as the number of shares redeemed bears to the number of initial shares outstanding at the time of redemption.

8. CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of Florida and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of Florida municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

9. CAPITAL LOSS CARRYFORWARD

At October 31, 1994, the Fund had available for Federal income tax purposes an unused capital loss carryforward of $561,473 expiring in 2002.

10.  CAPITAL STRUCTURE

On July 20, 1994, the Board of Trustees of the Fund approved several changes to the class and pricing structure of Smith Barney Shearson Mutual Funds to facilitate consolidation of that fund complex with the Smith Barney mutual fund complex (the "Uniform Structure"). Under the Uniform Structure, effective November 7, 1994, shares previously designated as Class A or Class B shares retained their designations. In addition, the Fund offers newly designated Class C and Class Y shares. Adoption of the Uniform Structure has no effect on the rights and privileges of the Fund's current shareholders.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF TRUSTEES OF
SMITH BARNEY FLORIDA MUNICIPALS FUND:

We have audited the accompanying statement of assets and liabilities of Smith Barney Florida Municipals Fund (formerly Smith Barney Shearson Florida Municipals Fund), including the schedule of portfolio investments, as of October 31, 1994, the related statement of operations for the year then ended, and the statement of changes in net assets and the financial highlights for the year then ended and for the period from November 6, 1992 (commencement of operations) through October 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Smith Barney Florida Municipals Fund as of October 31, 1994, the results of its operations for the year then ended, and the changes in its net assets, and the financial highlights for the year then ended and for the period from November 6, 1992 (commencement of operations) through October 31, 1993, in conformity with generally accepted accounting principles.
                              COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
December 8, 1994

Smith Barney
Florida Municipals Fund

--------------------------------------------------------------------
 TAX INFORMATION (UNAUDITED)

FISCAL YEAR ENDED OCTOBER 31, 1994

Of the dividends paid from net investment income for the year ended October 31, 1994, 99% is tax-exempt for regular Federal income tax purposes.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 PARTICIPANTS

DISTRIBUTOR

Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

INVESTMENT ADVISER
AND ADMINISTRATOR

Smith Barney Mutual Funds
  Management Inc.
388 Greenwich Street
New York, New York 10013

SUB-ADMINISTRATOR

The Boston Company Advisors, Inc.
One Boston Place
Boston, Massachusetts 02108

COUNSEL

Willkie Farr & Gallagher
153 East 53rd Street
New York, New York 10022

TRANSFER AGENT

The Shareholder Services Group, Inc.
Exchange Place
Boston, Massachusetts 02109

CUSTODIAN

Boston Safe Deposit
  and Trust Company
One Boston Place
Boston, Massachusetts 02108

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 GLOSSARY OF COMMONLY USED MUTUAL FUND TERMS

CAPITAL GAIN (OR LOSS) This is the increase (or decrease) in the market value (price) of a security in your portfolio. If a stock or bond appreciates in price, there is a capital gain; if it depreciates, there is a capital loss. A capital gain or loss is "realized" upon the sale of a security; if net capital gains exceed net capital losses, there may be a capital gain distribution to shareholders.

CDSC (CONTINGENT DEFERRED SALES CHARGE) One kind of back-end load, a CDSC is imposed if shares are redeemed during the first few years of ownership. The CDSC may be expressed as a percentage of either the original purchase price or the redemption proceeds. Most CDSCs decline over time, and some will not be charged if shares are redeemed after a certain period of time.

DISTRIBUTION RATE This is the rate at which a mutual fund pays out (or distributes) interest, dividends and realized capital gains to shareholders. A fund's distribution rate is usually expressed as an annualized percent of the fund's offering price.

DIVIDEND This is income generated by securities in a portfolio and distributed after expenses to shareholders.

FRONT-END SALES CHARGE This is the sales charge applied to an investment at the time of initial purchase.

NET ASSET VALUE (NAV) Net Asset Value is the total market value of all securities held by a fund, minus any liabilities, divided by the number of shares outstanding. It is the value of a single share of a mutual fund on a given day. The total value of your investment would be the NAV multiplied by the number of shares you own.

SEC YIELD This standardized calculation of a mutual fund's yield is based on a formula developed by the Securities and Exchange Commission (SEC) to allow funds to be compared on an equal basis. It is an annualized yield based on the portfolio's potential earnings from dividends, interest and yield to maturity of its holdings, and it reflects the payments of all portfolio expenses for the most recent 30-day period. Mutual funds are required to use this figure when stating yield.

TOTAL RETURN Total return measures a fund's performance, taking into account the combination of dividends paid and the gain or loss in the value of the securities held in the portfolio. It may be expressed on an AVERAGE ANNUAL basis or CUMULATIVE basis (total change over a given period). In addition, total return may be expressed with or without the effects of sales charges or the reinvestment of dividends and capital gains.

Whenever a fund reports any type of performance, it must also report the average annual total return according to the standardized calculation developed by the SEC. The SEC AVERAGE ANNUAL TOTAL RETURN calculation includes the effects of all fees and sales charges and assumes the reinvestment of all dividends and capital gains.

FLORIDA
MUNICIPALS
FUND

TRUSTEES
Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
James J. Crisona
Burt N. Dorsett
Robert A. Frankel
Dr. Paul Hardin
Elliot S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius C. Rose, Jr.

OFFICERS
Heath B. McLendon
CHAIRMAN OF THE BOARD
AND INVESTMENT OFFICER

Stephen J. Treadway
PRESIDENT

Lawrence T. McDermott
VICE PRESIDENT AND
INVESTMENT OFFICER

Karen L. Mahoney-Malcomson
INVESTMENT OFFICER

Lewis E. Daidone
SENIOR VICE PRESIDENT
AND TREASURER

Christina T. Sydor
SECRETARY

                                                                  [LOGO]

THIS REPORT IS SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF SMITH BARNEY FLORIDA MUNICIPALS FUND. IT IS NOT AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS UNLESS ACCOMPANIED OR PRECEDED BY AN EFFECTIVE PROSPECTUS FOR THE FUND, WHICH CONTAINS INFORMATION CONCERNING THE FUND'S INVESTMENT POLICIES, FEES AND EXPENSES AS WELL AS OTHER PERTINENT INFORMATION.

SMITH BARNEY
MUTUAL FUNDS
388 Greenwich Street
New York, New York 10013

    [LOGO]
Fund 237, 238
FD0462 L4

                              SEMI-ANNUAL REPORT
                                      OF
                     SMITH BARNEY FLORIDA MUNICIPALS FUND
                 FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 1995

       [GRAPHIC]
       SMALL BOX ABOVE FUND NAME SHOWING
       A FLORIDA SKYSCAPER WITH ATTACHED
       BRIDGES.
SEMI-  SMITH BARNEY
ANNUAL FLORIDA
REPORT MUNICIPALS
       FUND
       .......................................
       APRIL 30, 1995

                                                  [LOGO]

                            Florida Municipals Fund
         DEAR SHAREHOLDER:

                   We are pleased to provide you with the semi-annual report and portfolio of investments for Smith Barney Florida Municipals Fund for the six months ended April 30, 1995. Reflecting the improvement in the municipal market that began in late 1994, the Fund's Class A and B shares earned a total return of 8.35% and 8.08%, respectively for this six-month period. Class C shares, a newly available class of shares, earned a total return of 12.71% for the period between November 15, 1994 and April 30, 1995. Additional performance data for each class of shares during this and previous reporting periods is available in the performance section of the report following this letter.

         MARKET AND ECONOMIC UPDATE

The tax-exempt market has had virtually a non-stop rally since the beginning of 1995 and has recovered from the fall in bond prices in 1994. The recent increase in the price of fixed income securities has resulted from the Federal Reserve's seemingly successful policies to slow economic growth and achieve a "soft landing" for the economy. A decline of approximately 40% in new bond issuance coupled with the fact that older, higher interest rate debt continues to be called and mature at a record pace, has also helped strengthen the tax-exempt market. We believe this supply-demand imbalance will continue over the next six months and contribute to greater market stability. Unfortunately, recent calls by the U.S. Congress for tax reform have added uncertainty and a somewhat negative tone to the tax-exempt market. The tax reform proposal which has received the most press coverage -- the 17% flat tax -- would result in increased borrowing costs for state and local governments, and also would reduce the volume of home mortgage and charitable deductions. However, we believe it is too early in the legislative process to accurately predict what kind of tax reform, if any, will actually be enacted and equally premature for investors to consider avoiding the municipals market. Based on recent trends, we believe that the current yield range of 6 3/4 to 7% on long-term Treasuries and 5 3/4% on AAA-rated municipals likely will be sustained.

The State of Florida continues to experience rapid, evolutionary economic development. Florida's economy is becoming less reliant on agriculture and seasonal tourism, and instead growth is increasingly coming from the expanding service and trade sectors, especially banking, insurance and exports. This, in turn, has resulted in a greater need for infrastructure development and consequently more bond issuance throughout the State.

--------------------------------------------------------------------
                   D  I  V  I  D  E  N  D    P  O  L  I  C  Y

  ALTHOUGH NOT EXPLICITLY STATED IN THE PROSPECTUS, THE FUND'S POLICY IS TO PAY A LEVEL MONTHLY DIVIDEND BASED ON OUR PROJECTIONS FOR THE MUNICIPAL BOND MARKET AND THE GENERAL DIRECTION OF INTEREST RATES. THIS POLICY HAS NO APPRECIABLE EFFECT ON THE FUND'S INVESTMENT STRATEGIES OR NET ASSET VALUE PER SHARE SINCE IT IS GUIDED BY MARKET CONDITIONS. IT MEANS THAT WE DO NOT INVEST IN SPECULATIVE SECURITIES WHICH MAY UNDERMINE THE FUND'S NET ASSET VALUE PER SHARE IN ORDER TO MAINTAIN AN UNREALISTICALLY HIGH DIVIDEND POLICY. WE CONTINUALLY MONITOR BOTH THE MARKET AND THE FUND'S INCOME STREAM TO SEE THAT OUR DIVIDEND PROJECTIONS ARE REALISTIC.

The appetite of Florida residents for quality tax-exempt bonds has been strong, and new issuance has been quickly absorbed into the market.

PORTFOLIO UPDATE

During the six months ended April 30, 1995, the Fund continued to be invested in long-term Florida municipal issues in order to offer investors a high level of income exempt from the State's intangibles tax. At the end of April, 88% of the Fund's portfolio was invested in securities rated as investment grade (BBB/Baa or higher) by either Standard & Poor's Corporation or Moody's Investors Service. The majority of its holdings were in general obligations, housing and utility bonds. Other large holdings for the Fund were hospital, education and pollution control issues. The Fund's average maturity at the end of April was 23.7 years.

We appreciate the opportunity to help you meet your investment objective of tax-free income and value your confidence in our management abilities. We look forward to reporting to you in December in the Fund's Annual Report.

Sincerely,

 Heath B. McLendon                        Lawrence T. McDermott
 CHAIRMAN OF THE BOARD                    VICE PRESIDENT AND
 AND INVESTMENT OFFICER                   INVESTMENT OFFICER

                                          JUNE 6, 1995

Smith Barney
Florida Municipals Fund

------------------------------------------
 PORTFOLIO HIGHLIGHTS (UNAUDITED)                                 APRIL 30, 1995

INDUSTRY BREAKDOWN
Pie chart depicting the allocation of the Florida Municipals Fund's investment securities held at April 30, 1995 by industry classification. The pie is broken in pieces representing industries in the following percentages:

  INDUSTRY                                                          PERCENTAGE
Transportation                                                           3.8%
Pollution Control                                                        7.5%
Industrial                                                               2.9%
Utility                                                                 14.3%
General Obligation                                                      18.6%
Other Industries and Net Other Assets and Liabilities                   15.3%
Education                                                                8.6%
Housing                                                                 16.3%
Hospital                                                                12.7%

SUMMARY OF MUNICIPAL BONDS AND NOTES
BY COMBINED RATINGS.

                         Standard &     Percent
        Moody's            Poor's       of Value
    --------------------------------------------
        AAA        OR        AAA            49%
    --------------------------------------------
        AA                   AA              7
    --------------------------------------------
        A                     A             11
    --------------------------------------------
        BAA                  BBB            21
    --------------------------------------------
        BA                   BB              2
    --------------------------------------------
        NR                   NR             10
    --------------------------------------------
                                           100%
                                 ---------------

AVERAGE MATURITY    23.7 years

Smith Barney
Florida Municipals Fund

------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED)                             APRIL 30, 1995

         -------------------------------------------------------------

           KEY TO INSURANCE ABBREVIATIONS

AMBAC         --      American Municipal Bond
                      Assurance Corporation
CO LEE        --      College Construction Loan
                      Association
FGIC          --      Federal Guaranty Insurance
                      Corporation
FHA           --      Federal Housing Administration
MBIA          --      Municipal Bond Investors
                      Assurance

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- 98.9%
                     FLORIDA -- 96.6%
                     Alachua County, Florida,
                     Health Facilities
                     Authority, Santa Fe
                     Healthcare System, Health
                     Revenue:
 $  215,000            6.875% due 11/15/02        Baa1     BBB+  $    224,406
    640,000            6.050% due 11/15/16        Baa1     BBB+       590,400
    250,000          Boca Raton, Florida,
                     Special Assessment
                     Improvement, (Visions 90
                     Project),
                       6.000% due 7/1/22          A1       NR         245,000
    500,000          Boynton Beach, Florida,
                     Utility System Revenue
                     Bonds, (FGIC Insured),
                       6.250% due 11/1/20         Aaa      AAA        504,375
    860,000          Bradford County, Florida,
                     Health Facilities
                     Authority, (Santa Fe
                     Project),
                       6.050% due 11/15/16        Baa      BBB+       782,600
                     Brevard County, Florida:
  1,000,000          Health Facilities
                     Authority, (Holmes Regional
                     Medical Center Project),
                       5.750% due 10/1/13         A1       NR         936,250
    750,000          Housing Finance Authority,
                     Single Family Mortgage
                     Revenue,
                       6.600% due 9/1/16          Aaa      NR         759,375
    400,000          School Board Authority,
                     Series A, (AMBAC Insured),
                       6.500% due 7/1/12          Aaa      AAA        417,500
    500,000          Tourist Development Tax
                     Revenue,
                       6.875% due 3/1/13          NR       NR         491,875

                       SEE NOTES TO FINANCIAL STATEMENTS.
4

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $1,000,000          Broward County, Florida,
                     Educational Facilities
                     Authority, (Co Lee
                     Insured),
                       6.000% due 4/1/13          NR       AAA   $    977,500
    400,000          Citrus County, Florida,
                     Pollution Control Revenue,
                     Series B, Florida Power
                     Corporation, (Crystal River
                     Project),
                       6.350% due 2/1/22          A1       A+         408,000
    405,000          Clearwater, Florida,
                     Multifamily Housing
                     Revenue, (Drew Gardens
                     Project), Series A, (FHA
                     Insured),
                       6.500% due 10/1/25         NR       AAA        406,013
    300,000          Collier County, Florida,
                     Special Assessment,
                     Pine/Naples--Municipal
                     Services,
                       5.600% due 11/1/13         NR       BBB        267,750
    500,000          Crystal River, Florida,
                     Water and Sewer Revenue
                     Bonds, (AMBAC Insured),
                       6.250% due 10/1/22         Aaa      AAA        503,750
                     Dade County, Florida:
  1,000,000          Aviation Facilities
                     Revenue, Series B , (MBIA
                     Insured),
                       6.600% due 10/1/22         Aaa      AAA      1,032,500
    500,000          Health Facilities
                     Authority, Hospital
                     Revenue, (North Shore
                     Medical Center Project),
                     (AMBAC Insured),
                       6.500% due 8/15/15         Aaa      AAA        516,875
    500,000          School District, Series A,
                     (MBIA Insured),
                       6.125% due 6/1/14          Aaa      AAA        501,875
    500,000          Davie, Florida, Water and
                     Sewer Revenue Bonds, (AMBAC
                     Insured),
                       6.250% due 10/1/17         Aaa      AAA        506,250
  1,000,000          Duval County, Florida,
                     Housing Finance Authority,
                       6.700% due 10/1/26         Aaa      NR       1,007,500

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  500,000          Enflewood, Florida, Water
                     Distribution Utility
                     System,
                       6.000% due 10/1/23         Aaa      AAA   $    489,375
    500,000          Enterprise Community
                     Development District,
                       6.125% due 5/1/24          Aaa      AAA        500,000
                     Escambia County, Florida:
    750,000          Health and Education
                     Financing Authority,
                     (Baptist Hospital & Manor
                     Project),
                       6.750% due 10/1/14         NR       BBB+       747,188
    500,000          (Champion International
                     Corporation Project),
                       6.950% due 11/1/07         Baa1     BBB        518,125
    500,000          Series B,
                       6.250% due 1/1/15          Aaa      AAA        511,250
                     Pollution Control Revenue,
  1,500,000            6.900% due 8/1/22          Baa1     BBB      1,524,375
    500,000          Utility Authority Revenue,
                     Series A, (FGIC Insured),
                       6.300% due 1/1/23          Aaa      AAA        505,625
    750,000          Florida Department of
                     Transportation, (Right of
                     Way),
                       6.500% due 7/1/21          Aa       AA         774,375
    180,000          Turnpike Authority Revenue,
                     Series A, (FGIC Insured),
                       6.350% due 7/1/22          Aaa      AAA        182,925
                     Florida Housing Finance
                     Agency:
                     General Mortgage, Series A,
                     (FHA Insured):
    250,000            6.350% due 6/1/14          NR       AAA        251,563
  1,085,000            6.750% due 8/4/14          Aaa      AAA      1,112,125
    500,000            6.400% due 6/1/24          NR       AAA        506,875
  1,465,000          Series B,
                       6.650% due 7/1/26          Aa       AA       1,481,481

                       SEE NOTES TO FINANCIAL STATEMENTS.
6

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  750,000          Florida State Board of
                     Education, Capital Outlay,
                     Series B,
                       6.700% due 6/1/22          Aa       AA+   $    789,375
                     Florida State Correctional
                     Commission, (MBIA Insured),
    750,000            6.000% due 8/1/14          Aaa      AAA        747,188
    750,000            6.250% due 1/1/15          Aaa      AAA        763,125
  1,250,000          Florida State, Mid-Bay
                     Bridge Revenue, Series A,
                       6.100% due 10/1/22         NR       NR       1,110,938
    445,000          Fort Lauderdale, Florida,
                     Central Beach Community
                     Redevelopment Agency,
                     (AMBAC Insured),
                       6.150% due 9/1/08          Aaa      AAA        453,344
                     Hillsborough County,
                     Florida:
  1,000,000          Aviation Authority, Special
                     Purpose, (Delta Airlines
                     Project),
                       6.800% due 1/1/24          Ba3      BB         948,750
    820,000          Community Center Project,
                     Series 2,
                       6.750% due 7/1/22          A        A          854,850
  1,125,000          School Board, Certificate
                     of Participation, (MBIA
                     Insured),
                       6.000% due 7/1/14          Aaa      AAA      1,117,969
                     Hillsborough County,
                     Florida, Utilities Revenue,
                     Refunding and Improvement,
                     (MBIA Insured):
    190,000          (prerefunded 8/1/01),
                       7.000% due 8/1/14          NR       BBB+       211,375
    930,000          (unrefunded 8/1/01),
                       7.000% due 8/1/14          Baa1     BBB+       971,850
  1,000,000          Homestead, Florida,
                     Industrial Development
                     Revenue, Series A,
                       7.950% due 11/1/18         NR       NR         955,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  310,000          Jacksonville, Florida,
                     Hospital Revenue,
                     (University Medical Center,
                     Inc. Project), (Co Lee
                     Insured),
                       6.600% due 2/1/21          NR       AAA   $    320,075
  1,250,000          Lake County, Florida,
                     Resource Recovery,
                     Industrial Revenue, Series
                     1993-A,
                       5.950% due 10/1/13         Baa      BBB+     1,118,750
    840,000          Leesburg, Florida, Hospital
                     Revenue, (Leesburg Regional
                     Medical Center Project),
                     Series B,
                       5.200% due 7/1/02          Baa1     BBB+       787,500
    500,000          Martin County, Florida,
                     Industrial Development
                     Revenue,
                       7.875% due 12/15/25        Baa3     BBB-       533,125
    500,000          Melbourne, Florida, Water &
                     Sewer Revenue,
                       6.375% due 10/1/22         Aaa      AAA        516,250
  1,000,000          Miami, Florida, Sports
                     Exhibition Authority, (FGIC
                     Insured),
                       6.150% due 10/1/20         Aaa      AAA      1,003,750
  1,000,000          Miramar, Florida,
                     Wastewater Improvement
                     Authority,
                       6.750% due 10/1/16         Aaa      AAA      1,068,750
                     Nassau County, Florida,
                     Pollution Control Revenue:
  1,000,000          (ITT Rayonier Inc.
                     Project),
                       6.200% due 7/1/15          Baa2     BBB        956,250
    595,000          (ITT Rayonier--Project 6),
                       6.250% due 6/1/10          Baa2     BBB        579,381
  1,250,000          North Miami, Florida,
                     Educational Facilities
                     Revenue, (Johnson & Wales
                     University Project), Series
                     A,
                       6.100% due 4/1/13          NR       NR       1,159,375
    500,000          North Port, Florida,
                     Utility Revenue, (FGIC
                     Insured),
                       6.250% due 10/1/22         Aaa      AAA        505,000

                       SEE NOTES TO FINANCIAL STATEMENTS.
8

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  500,000          Northern Palm Beach County,
                     Water Control District,
                     Unit Development No. 31,
                     Program 1,
                       6.750% due 11/1/07         NR       NR    $    500,000
                     Orange County, Florida,
                     Health Facilities Authority
                     Revenue:
  1,250,000            6.750% due 10/1/18         Aaa      AAA      1,276,562
  1,050,000          (Orlando Regional Health
                     Center), (MBIA Insured),
                       6.000% due 11/1/24         Aaa      AAA      1,030,312
    100,000          Solid Waste Facilities
                     Revenue Bonds, (FGIC
                     Insured),
                       6.375% due 10/1/17         Aaa      AAA        102,125
                     Tourist Development Tax
                     Revenue:
    750,000          Series B, (AMBAC Insured),
                       6.000% due 10/1/21         Aaa      AAA        741,562
  1,500,000          Series B,
                       6.000% due 10/1/24         Aaa      AAA      1,475,625
    400,000          Orlando, Florida:
                     Capital Improvement Special
                     Revenue,
                       6.000% due 10/1/22         A1       AA-        392,500
  1,500,000          Orlando and Orange
                     Counties, Florida,
                     Expressway Authority, Jr.
                     Lien,
                       5.950% due 7/1/23          NR       A-       1,434,375
    200,000          Pace Property Finance
                     Authority, Utility Systems
                     Refunding & Improvement,
                       6.250% due 9/1/13          NR       BBB        191,750
    760,000          Palm Bay, Florida, Lease
                     Revenue,
                       6.850% due 9/1/13          Baa      NR         755,250
                     Palm Beach County, Florida:
  1,000,000          Health Facilities
                     Authority, (Good Samaritan
                     Health System Project),
                       6.300% due 10/1/22         NR       A-         972,500
    800,000          Pinellas County, Florida,
                     Sewer Revenue, (FGIC
                     Insured),
                       6.550% due 8/1/27          Aaa      NR         802,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)                 APRIL 30, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 -----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     FLORIDA -- (CONTINUED)
 $  750,000          Plant City, Florida,
                     Utility System Revenue,
                       6.000% due 10/1/20         Aaa      AAA   $    742,500
    500,000          Seminole County, Florida,
                     Water and Sewer Revenue
                     Bonds, (MBIA Insured),
                       6.000% due 10/1/19         Aaa      AAA        496,250
  1,500,000          South Broward, Florida,
                     Hospital District,
                       5.500% due 5/1/28          A1       A+       1,286,250
    500,000          Tallahassee, Florida,
                     Electric Revenue, Series B,
                       6.200% due 10/1/12         Aa       AA-        508,125
                     Tampa, Florida:
  1,000,000          Revenue Allegany Health
                     Systems, (St. Joseph's
                     Project), (MBIA Insured),
                       6.700% due 12/1/18         Aaa      AAA      1,068,750
    500,000          (Florida Aquarium Inc.
                     Project),
                       7.750% due 5/1/27          NR       NR         515,625
    100,000          Water and Sewer Revenue
                     Bonds, (FGIC Insured),
                       6.250% due 10/1/12         Aaa      AAA        102,625
    500,000          Volusia County, Florida,
                     Educational Facilities
                     Authority,
                       6.500% due 10/15/15        NR       AAA        513,750
 -----------------------------------------------------------------------------
                                                                   52,565,482
 -----------------------------------------------------------------------------
                     GUAM -- 1.4%
    750,000          Guam Airport Authority
                     Revenue, Series A,
                       6.500% due 10/1/23         NR       BBB        750,937
 -----------------------------------------------------------------------------
                     PUERTO RICO -- 0.9%
    500,000          Commonwealth of Puerto
                     Rico, (AMBAC Insured),
                       5.875% due 7/1/18          Aaa      AAA        493,125
 -----------------------------------------------------------------------------
 TOTAL INVESTMENTS (Cost $54,042,665*)                    98.9%    53,809,544
  OTHER ASSETS AND LIABILITIES (NET)                        1.1       622,034
 -----------------------------------------------------------------------------
 NET ASSETS                                              100.0%  $ 54,431,578
 -----------------------------------------------------------------------------

 *Aggregate cost for Federal tax purposes.

                       SEE NOTES TO FINANCIAL STATEMENTS.
10

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)                  APRIL 30, 1995

ASSETS:
    Investments, at value (Cost
      $54,042,665) (Note 1)
      See accompanying schedule                              $53,809,544
    Interest receivable                                          862,534
    Receivable for Fund shares sold                              164,328
    Unamortized organization costs (Note 7)                       73,090
-------------------------------------------------------------------------
   TOTAL ASSETS                                               54,909,496
-------------------------------------------------------------------------

LIABILITIES:
    Payable for Fund shares redeemed            $143,463
    Dividends payable                            119,704
    Due to custodian                              89,679
    Investment advisory fee payable (Note
      2)                                          31,790
    Administration fee payable (Note 2)           18,165
    Distribution fee payable (Note 3)             15,772
    Service fees payable (Note 3)                  6,791
    Custodian fees payable (Note 2)                3,800
    Transfer agent fees payable (Note 2)           1,604
    Accrued expenses and other payables           47,150
-------------------------------------------------------------------------
   TOTAL LIABILITIES                                             477,918
-------------------------------------------------------------------------
NET ASSETS                                                   $54,431,578
-------------------------------------------------------------------------
NET ASSETS consist of:
    Undistributed net investment income                      $    38,931
    Accumulated net realized loss on
      investments sold                                          (699,295)
    Unrealized depreciation of investments                      (233,121)
    Par value                                                      5,585
    Paid-in capital in excess of par value                    55,319,478
-------------------------------------------------------------------------
TOTAL NET ASSETS                                             $54,431,578
-------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) (CONTINUED)

-------------------------------------------------------------     APRIL 30, 1995

NET ASSET VALUE:
   CLASS A SHARES:
   NET ASSET VALUE and redemption price
   per share
    ($16,459,880  DIVIDED BY 1,688,599
    shares of beneficial interest
    outstanding)                                    $9.75
---------------------------------------------------------
   MAXIMUM OFFERING PRICE PER SHARE ($9.75
    DIVIDED BY 0.960)
    (based on sales charge of 4.00% of the
    offering price on April 30, 1995)              $10.16
---------------------------------------------------------
   CLASS B SHARES:
   NET ASSET VALUE and offering price per
   share+
    ($37,903,841  DIVIDED BY 3,889,351
    shares of beneficial interest
    outstanding)                                    $9.75
---------------------------------------------------------
   CLASS C SHARES:
   NET ASSET VALUE and offering price per
   share+
    ($67,857  DIVIDED BY 6,957 shares of
    beneficial interest outstanding)                $9.75
---------------------------------------------------------

   + Redemption price per share is equal to net asset value less any contingent deferred sales charge.


                       SEE NOTES TO FINANCIAL STATEMENTS.
12

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF OPERATIONS (UNAUDITED)

-------------------------------------------------------------
                                         FOR THE SIX MONTHS ENDED APRIL 30, 1995

INVESTMENT INCOME:
    Interest                                                    $1,699,090
---------------------------------------------------------------------------
EXPENSES:
    Distribution fee (Note 3)                         $ 90,633
    Investment advisory fee (Note 2)                    90,577
    Administration fee (Note 2)                         51,758
    Service fee (Note 3)                                38,819
    Legal and audit fees                                23,973
    Trustees' fees and expenses (Note 2)                21,084
    Amortization of organization costs (Note 7)         14,619
    Custodian fees (Note 2)                              9,373
    Transfer agent fees (Notes 2 and 4)                  7,149
    Other                                               42,990
    Fees waived by investment adviser and
    administrator (Note 2)                             (46,168)
---------------------------------------------------------------------------
   TOTAL EXPENSES                                                  344,807
---------------------------------------------------------------------------
NET INVESTMENT INCOME                                            1,354,283
---------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS (NOTES 1 AND 5):
    Net realized loss on investments sold during the
    period                                                        (137,822)
    Net unrealized appreciation of investments
    during the period                                            2,980,489
---------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                  2,842,667
---------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS            $4,196,950
---------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS

                                                             SIX MONTHS
                                                               ENDED              YEAR
                                                              4/30/95            ENDED
                                                            (UNAUDITED)         10/31/94

Net investment income                                       $ 1,354,283       $ 2,451,517
Net realized loss on investments during the period             (137,822)         (561,473)
Net unrealized gain/(loss) of investments during the
   period                                                     2,980,489        (5,972,896)
-------------------------------------------------------------------------------------
Net increase/(decrease) in net assets resulting from
   operations                                                 4,196,950        (4,082,852)
Distributions to shareholders from net investment
   income:
  Class A                                                      (414,589)         (748,400)
  Class B                                                      (877,244)       (1,703,117)
  Class C                                                        (1,282)          --
Distributions to shareholders in excess of net
   investment income:
  Class A                                                       --                (15,001)
  Class B                                                       --                (34,140)
Distributions to shareholders from net realized gain on
   investments:
  Class A                                                       --                (37,401)
  Class B                                                       --                (87,745)
Net increase in net assets from Fund share transactions
   (Note 6):
  Class A                                                     1,490,916         2,509,303
  Class B                                                       861,970         5,033,792
  Class C                                                        62,190           --
-------------------------------------------------------------------------------------
Net increase in net assets                                    5,318,911           834,439
NET ASSETS:
Beginning of period                                          49,112,667        48,278,228
-------------------------------------------------------------------------------------
End of period (including undistributed net investment
   income and (distributions in excess of net
   investment income)
   of $38,931 and ($22,237), respectively)                  $54,431,578       $49,112,667
-------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.
14

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                              SIX MONTHS
                                                ENDED         YEAR         PERIOD
                                               4/30/95        ENDED        ENDED
                                              (UNAUDITED)   10/31/94***  10/31/93*

Net Asset Value, beginning of period          $  9.24       $ 10.53      $  9.55
-----------------------------------------------------------------------------------

Income from investment operations:

Net investment income+                           0.26          0.51         0.49

Net realized and unrealized gain/(loss) on
  investments                                    0.50         (1.25)        1.02
-----------------------------------------------------------------------------------

Total from investment operations                 0.76         (0.74)        1.51

Less Distributions:

Dividends from net investment income            (0.25)        (0.51)       (0.49)

Distributions in excess of net investment
  income                                        --            (0.01)       --

Distributions from net realized capital
  gains                                         --            (0.03)       (0.04)
-----------------------------------------------------------------------------------

Total distributions                             (0.25)        (0.55)       (0.53)
-----------------------------------------------------------------------------------

Net Asset Value, end of period                $  9.75       $  9.24      $ 10.53
-----------------------------------------------------------------------------------

Total Return++                                   8.35%        (7.31)%      16.07%
-----------------------------------------------------------------------------------

Ratios to average net assets/supplemental data:

Net assets, end of period (in 000's)          $16,460       $14,087      $13,450

Ratio of operating expenses to average net
  assets+++                                      0.98%**       0.99%        0.97%**

Ratio of net investment income to average
  net assets                                     5.59%**       5.13%        4.78%**

Portfolio turnover rate                            11%           55%          27%
-----------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.
  ** Annualized.
 *** Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with results of operations.
   + Net investment income before waiver of fees by investment adviser and administrator was $0.25, $0.48 and $0.45 for the six months ended April 30, 1995, the year ended October 31, 1994 and the period ended October 31, 1993, respectively.
  ++ Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charge.
 +++ Annualized expense ratio before waiver of fees by investment adviser and administrator was 1.16%, 1.27% and 1.38% for the six months ended April 30, 1995, the year ended October 31, 1994 and the period ended October 31, 1993, respectively.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                              SIX MONTHS
                                                ENDED         YEAR         PERIOD
                                               4/30/95        ENDED        ENDED
                                              (UNAUDITED)   10/31/94***  10/31/93*

Net Asset Value, beginning of period          $  9.24       $ 10.53      $  9.55
-----------------------------------------------------------------------------------

Income from investment operations:

Net investment income+                           0.24          0.46         0.44

Net realized and unrealized gain/(loss) on
  investments                                    0.50         (1.25)        1.02
-----------------------------------------------------------------------------------

Total from investment operations                 0.74         (0.79)        1.46

Less Distributions:

Dividends from net investment income            (0.23)        (0.46)       (0.44)

Distributions in excess of net investment
  income                                        --            (0.01)

Distributions from net realized capital
  gains                                         --            (0.03)       (0.04)
-----------------------------------------------------------------------------------

Total distributions                             (0.23)        (0.50)       (0.48)
-----------------------------------------------------------------------------------

Net Asset Value, end of period                $  9.75       $  9.24      $ 10.53
-----------------------------------------------------------------------------------

Total Return++                                   8.08%        (7.76)%      15.52%
-----------------------------------------------------------------------------------

Ratios to average net assets/supplemental data:

Net assets, end of period (in 000's)          $37,904       $35,026      $34,828

Ratio of operating expenses to average net
  assets+++                                      1.48%**       1.49%        1.48%**

Ratio of net investment income to average
  net assets                                     5.08%**       4.62%        4.27%**

Portfolio turnover rate                            11%           55%          27%
-----------------------------------------------------------------------------------

   * The Fund commenced operations on November 6, 1992.
  ** Annualized.
 *** Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for the period since the use of the undistributed net investment income method does not accord with results of operations.
   + Net investment income before waiver of fees by investment adviser and administrator was $0.23, $0.43 and $0.40 for the six months ended April 30, 1995, the year ended October 31, 1994 and the period ended October 31, 1993, respectively.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
 +++ Annualized expense ratio before waiver of fees by investment adviser and administrator was 1.66%, 1.78% and 1.88% for the six months ended April 30, 1995, the year ended October 31, 1994 and the period ended October 31, 1993, respectively.


                       SEE NOTES TO FINANCIAL STATEMENTS.
16

Smith Barney
Florida Municipals Fund

------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD.

                                                                      PERIOD
                                                                      ENDED
                                                                     4/30/95*
                                                                     (UNAUDITED)

Net Asset Value, beginning of period                                 $8.89
-----------------------------------------------------------------------------

Income from investment operations:

Net investment income+                                                0.22

Net realized and unrealized gain on investments                       0.85
-----------------------------------------------------------------------------

Total from investment operations                                      1.07

Less Distributions:

Dividends from net investment income                                 (0.21)
-----------------------------------------------------------------------------

Total distributions                                                  (0.21)
-----------------------------------------------------------------------------

Net Asset Value, end of period                                       $9.75
-----------------------------------------------------------------------------

Total Return++                                                       12.71%
-----------------------------------------------------------------------------

Ratios to average net assets/supplemental data:

Net assets, end of period (in 000's)                                 $  68

Ratio of operating expenses to average net assets+++                  1.57%**

Ratio of net investment income to average net assets                  5.00%**

Portfolio turnover rate                                                 11%
-----------------------------------------------------------------------------

   * The Fund commenced selling Class C shares on November 15, 1994.
  ** Annualized.
   + Net investment income before waiver of fees by investment adviser and administrator for the period ended April 30, 1995 was $0.21.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
 +++ Annualized expense ratio before waiver of fees by investment adviser and administrator for the period ended April 30, 1995 was 1.75%.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Florida Municipals Fund

---------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

Smith Barney Florida Municipals Fund (the "Fund") (formerly known as "Smith Barney Shearson Florida Municipals Fund") is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund was organized on August 31, 1992 under the laws of the Commonwealth of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Effective November 7, 1994, the Fund began offering Class C and Class Y shares and continued to offer Class A and Class B shares. As of April 30, 1995, no Class Y shares have been sold. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge ("CDSC") upon redemption. Class B shares will convert automatically to Class A shares eight years after the date of original purchase. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, distribution or service fees. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

PORTFOLIO VALUATION: Securities are valued at the close of trading on the New York Stock Exchange, Inc. by The Boston Company Advisors, Inc. ("Boston Advisors"), an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"), after consultation with an independent pricing service (the "Service") approved by the Fund's Board of Trustees. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily available market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon,

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

maturity and type; indications as to values from dealers; and general market conditions. Short-term investments that mature in 60 days or less are valued at amortized cost whenever the Board of Trustees determines that amortized cost reflects the fair value of those investments.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class of shares.

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS: Dividends from net investment income are determined on a class level and are declared daily and are paid on the last day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains are determined on a fund level and are declared and paid annually after the end of the fiscal year in which earned. In addition, in order to avoid the application of a 4.00% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make any other distributions as are necessary to avoid this tax. To the extent net realized capital gains can be offset by capital losses and loss carryforwards, it is the policy of the Fund not to distribute such gains.

Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

FLORIDA TAXES: Florida currently imposes an "intangibles tax" on certain securities and other intangible assets owned by Florida residents. The Fund has received a ruling from Florida authorities that, if on December 31 of any year the Fund's portfolio consists solely of assets exempt from the intangibles

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

tax, the Fund's shares will be exempt from the Florida intangibles tax for the following year. The Fund intends to manage its portfolio so that the Fund's shares will be exempt from the Florida intangibles tax.

FEDERAL INCOME TAXES: It is the policy of the Fund to qualify as a regulated investment company, which distributes exempt-interest dividends, by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2. INVESTMENT ADVISORY FEE, ADMINISTRATION
   FEE AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, formerly a division of Mutual Management Corp., which was transferred effective November 7, 1994, to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Mutual Management Corp. and SBMFM (formerly known as "Smith, Barney Advisers Inc.") are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"), which in turn is a wholly owned subsidiary of Travelers Group Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the following annual rates: 0.35% of the value of the Fund's average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

The Fund has entered into an administration agreement (the "Administration Agreement") with SBMFM. Under the Administration Agreement, the Fund pays a fee computed daily and paid monthly based on the following annual rates: 0.20% of the value of the Fund's average daily net assets up to $500 million and 0.18% of the value of the Fund's average daily net assets in excess of $500 million

The Fund and SBMFM have also entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

From time to time the investment adviser and administrator may voluntarily waive a portion or all of the fees otherwise payable to it. For the six months ended April 30, 1995, SBMFM voluntarily waived investment advisory and administration fees in the amounts of $29,380 and $16,788, respectively.

For the six months ended April 30, 1995, Smith Barney received $23,295 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the redemption of certain Class A, Class B and Class C shares. In circumstances in which the CDSC is imposed, the amount of the charge will vary depending on the number of years since the date of purchase. For the six months ended April 30, 1995, Smith Barney received from shareholders $82,820 in CDSC on the redemption of Class B shares.

No officer, trustee or employee of Smith Barney or any of its affiliates receives any compensation from the Fund for serving as a Trustee or officer of the Fund. The Fund pays each Trustee who is not an officer, trustee, or employee of Smith Barney or any of its affiliates $2,500 per annum plus $250 per meeting attended and each Trustee emeritus who is not an officer, trustee, or employee of Smith Barney or any of its affiliates $1,250 per annum plus $125 per meeting attended. The Fund reimburses each such Trustee for travel and out-of-pocket expenses incurred to attend such meetings.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's transfer agent.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

3. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders, and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively of the value of the average daily net assets of each respective class of shares. During the six months ended April 30, 1995, the Fund incurred service fees of $11,633, $27,144 and $42 for Class A, Class B and Class C shares, respectively. For the six months ended April 30, 1995, the Fund incurred a distribution fee of $90,480 and $153 for Class B and Class C shares, respectively.

Under its terms, the Plan shall remain in effect from year to year, provided that such continuance is approved annually by vote of the Fund's Board of Trustees, including a majority of those Trustees who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of the Plan.

4. EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses include transfer agent fees. For the six months ended April 30, 1995, transfer agent fees for Class A, Class B and Class C shares were $1,950, $5,181 and $18, respectively.

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments, for the six months ended April 30, 1995, amounted to $7,898,033 and $5,379,113, respectively.

At April 30, 1995, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost amounted to $775,450, and the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value amounted to $1,008,571.

6. SHARES OF BENEFICIAL INTEREST

At April 30, 1995, an unlimited number of shares of beneficial interest with par value of $.001 per share were authorized and divided into three classes, Class A, Class B and Class C.

Changes in shares of beneficial interest outstanding were as follows:

                                               SIX MONTHS ENDED           YEAR ENDED
                                                    4/30/95                10/31/94
CLASS A SHARES:                               Shares     Amount       Shares      Amount
-------------------------------------------------------------------------------------
Sold                                          489,428  $ 4,513,733     613,550  $6,194,067

Issued as reinvestment of dividends            25,479      240,556      48,516     481,110

Redeemed                                     (350,356)  (3,263,373)   (415,343) (4,165,874 )
-------------------------------------------------------------------------------------

Net increase                                  164,551  $ 1,490,916     246,723  $2,509,303
-------------------------------------------------------------------------------------


                                               SIX MONTHS ENDED           YEAR ENDED
                                                    4/30/95                10/31/94
CLASS B SHARES:                               Shares     Amount       Shares      Amount
-------------------------------------------------------------------------------------
Sold                                          617,934  $ 5,681,710   1,031,963  $10,397,778

Issued as reinvestment of dividends            46,587      439,547     102,199   1,014,195

Redeemed                                     (565,831)  (5,259,287)   (651,380) (6,378,181 )
-------------------------------------------------------------------------------------

Net increase                                   98,690  $   861,970     482,782  $5,033,792
-------------------------------------------------------------------------------------

Smith Barney
Florida Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

                                                 PERIOD ENDED
                                                   4/30/95*
CLASS C SHARES:                               Shares     Amount
-------------------------------------------------------------------------------------
Sold                                            6,948  $    62,103
Issued as reinvestment of dividends                 9           87
-------------------------------------------------------------------------------------
Net increase                                    6,957  $    62,190
-------------------------------------------------------------------------------------

   * The Fund commenced selling Class C shares on November 15, 1994.


7. ORGANIZATION COSTS

The Fund bears all costs in connection with its organization including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations. All such costs are being amortized on the straight-line method over a period of five years from November 6, 1992 (commencement of operations). In the event any of the initial shares in the Fund are redeemed during such period, the Fund will be reimbursed for any unamortized organization costs in the same proportion as the number of shares redeemed bears to the number of initial shares outstanding at the time of redemption.

8. CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of Florida and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of Florida municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

9. CAPITAL LOSS CARRYFORWARDS

At October 31, 1994, the Fund had available for Federal income tax purposes an unused capital loss carryforward of $561,473 expiring in 2002.

FLORIDA
MUNICIPALS
FUND

TRUSTEES
Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
Burt N. Dorsett
Elliot S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius C. Rose

OFFICERS
Heath B. McLendon
CHAIRMAN OF THE BOARD
AND INVESTMENT OFFICER

Jessica Bibliowicz
PRESIDENT

Lawrence T. McDermott
VICE PRESIDENT AND
INVESTMENT OFFICER

Karen L. Mahoney-Malcomson
INVESTMENT OFFICER

Lewis E. Daidone
SENIOR VICE PRESIDENT
AND TREASURER

Christina T. Sydor
SECRETARY

        [LOGO]

THIS REPORT IS SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF SMITH BARNEY FLORIDA MUNICIPALS FUND. IT IS NOT AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS UNLESS ACCOMPANIED OR PRECEDED BY AN EFFECTIVE PROSPECTUS FOR THE FUND, WHICH CONTAINS INFORMATION CONCERNING THE FUND'S INVESTMENT POLICIES, FEES AND EXPENSES AS WELL AS OTHER PERTINENT INFORMATION.

SMITH BARNEY
MUTUAL FUNDS
388 Greenwich Street
New York, New York 10013

Fund 237, 238
    [LOGO]
FD2217 F5

                      PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT MARCH 31, 1995 (unaudited)

                                                         Smith Barney         Smith Barney        Pro Forma             Pro Forma
                                                      Florida Portfolio    Florida Municipal      Adjustments           Combined
                                                      -----------------    -----------------      -----------           --------
                                                         (Historical)         (Historical)
ASSETS:
  Investments, at value (Cost of $160,296,679)          $110,671,580          $53,844,826           $168,805 (b)      $164,685,211
  Interest receivable                                      2,382,399            1,227,339                 --             3,609,738
  Cash                                                            --               55,652                 --                55,652
  Receivable for Fund shares sold                            385,316              131,154                 --               516,470
  Receivable for securities sold                              39,924              493,620                 --               533,544
  Receivable from investment manager                              --               28,465                 --                28,465
  Organization expenses and other assets                          --               75,527                 --                75,527
                                                   -----------------    -----------------  -----------------     -----------------
                                 Total Assets            113,479,219           55,856,583            168,805           169,504,607
                                                   -----------------    -----------------  -----------------     -----------------

LIABILITIES:
  Payable for securities purchased                           884,367              513,916                 --             1,398,283
  Dividends payable                                               --              218,764                 --               218,764
  Management fees payable                                     42,934               47,951                 --                90,885
  Service fee payable                                             --                6,974                 --                 6,974
  Distribution cost payable                                   54,104               16,128                 --                70,232
  Accrued expenses and other liabilities                      33,774               70,664                 --               104,438
                                                   -----------------    -----------------  -----------------     -----------------
                                 Total Liabilities         1,015,179              874,397                  0             1,889,576
                                                   -----------------    -----------------  -----------------     -----------------

                                 Net Assets             $112,464,040          $54,982,186           $168,805          $167,615,031
                                                   =================    =================  =================     =================
NET ASSETS:
  Par value of capital shares                                 $8,722               $5,621             (1,363)(c)           $12,980
  Capital paid in excess of par value                    108,388,908           55,678,311              1,363 (c)       164,068,582
  Undistributed net investment income                        114,089               50,314                 --               164,403
  Accumulated net realized gain (loss)                      (313,998)            (705,468)                --            (1,019,466)
  Net unrealized appreciation of investments               4,266,319              (46,592)           168,805             4,388,532
                                                   -----------------    -----------------  -----------------     -----------------

                                 Net Assets             $112,464,040          $54,982,186           $168,805          $167,615,031
                                                   =================    =================  =================     =================

Outstanding Shares:
-------------------
  CLASS A                                                  8,354,564            1,720,645           (417,166)(c)         9,658,043
                                                   =================    =================                        =================
  CLASS B                                                    154,372            3,893,993           (944,090)(c)         3,104,275
                                                   =================    =================                        =================
  CLASS C                                                    213,351                6,954             (1,686)(c)           218,619
                                                   =================    =================                        =================

Net Asset Value
---------------
  CLASS A (and redemption price)                              $12.89                $9.78                                   $12.91
                                                   =================    =================                        =================
  CLASS B                                                     $12.89                $9.78                                   $12.91
                                                   =================    =================                        =================
  CLASS C                                                     $12.89                $9.78                                   $12.91
                                                   =================    =================                        =================

MAXIMUM OFFERING PRICE                                        $13.43               $12.72                                   $13.45
                                                   =================    =================                        =================

           See accompanying notes to pro forma financial statements.


 PRO FORMA STATEMENT OF OPERATIONS   For the year ended March 31, 1995 (unaudited)


                                                      Smith Barney         Smith Barney       Pro Forma         Pro Forma
                                                    Florida Portfolio    Florida Municipal    Adjustments       Combined
                                                    -----------------    -----------------    -----------       ---------
                                                      (Historical)         (Historical)
INVESTMENT INCOME:
              Interest                                     $7,108,820          $3,319,111             --         $10,427,931
                                                    -----------------    ----------------     ----------        ------------
EXPENSES:
              Investment advisory fee                         484,744             180,593         51,740 (a)         717,077
              Administration fee                                   --             103,196       (103,196)(a)               0
              Distribution costs                              102,065             260,121             --             362,186
              Transfer agent fees                              22,115              16,870             --              38,985
              Custodian fees                                   12,001              20,972             --              32,973
              Shareholder Communications                       13,902              34,200        (14,200)(d)          33,902
              Legal and auditing fees                           8,702              55,000        (35,000)(d)          28,702
              Registration fees                                14,001              33,000        (13,000)(d)          34,001
              Directors' fees                                   5,100              36,000        (26,000)(d)          15,100
              Amortization of organization costs                   --              29,238        (29,238)(d)               0
              Pricing service fees                             15,001              10,500             --              25,501
              Other                                             2,701              15,300             --              18,001
              Fees waived by inv. adv and admin                    --            (102,917)       102,917                   0
                                                    -----------------    ----------------     ----------        ------------
                   Total Expenses                             680,332             692,073        (65,977)          1,306,428
                                                    -----------------    ----------------     ----------        ------------
NET INVESTMENT INCOME                                      $6,428,488          $2,627,038        $65,977 (e)      $9,121,503
                                                    -----------------    ----------------     ----------        ------------



REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS

          Net Realized Loss on Investments                   (270,642)           (750,089)            --          (1,020,731)
                                                    -----------------    ----------------     ----------        ------------
          Change in Net Unrealized Appreciation             1,196,626           1,467,988        168,805           2,833,419
                                                    -----------------    ----------------     ----------        ------------
          Net Gain On Investments                             925,984             717,899        168,805           1,812,688
                                                    -----------------    ----------------     ----------        ------------
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS           $7,354,472          $3,344,937       $234,782         $10,934,191
                                                    =================    ================     ==========        ============

           See accompanying notes to pro forma financial statements.

(a) reflects management fee agreement of surviving fund
(b) reflects change from bid prices to mean prices by Florida Portfolio
(c) reflects new shares issued by Florida Portfolio
(d) decrease due to duplicative services
(e) decrease in expenses not reflected in undistributed net investment income as the Fund distributes substantially all its' net investment income.

Pro Forma Footnotes of Merger Between Florida Portfolio and Florida Municipals Fund
March 31, 1995 (unaudited)

1.  General

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Smith Barney Florida Municipals Fund (the "Portfolio II"), by the Smith Barney Florida Portfolio (the "Portfolio"), as if such acquisition had taken place as of April 1, 1994.

Under the terms of the Plan of Reorganization the combination of the Portfolio II and the Portfolio will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Portfolio II Fund in exchange for shares of the Portfolio at net asset value. The statements of assets and liabilities and the related statements of operations of the Portfolio II and the Portfolio have been combined as of and for the year ended March 31, 1995. With certain limited exceptions, Smith Barney Inc. is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $53,000.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of the Portfolio II and the Portfolio which are included in their respective annual reports dated October 31, 1994 and March 31, 1995, respectively.

2.  Significant Accounting Policies

The following notes refer to the accompanying pro forma financial statements as if the above mentioned acquisition of the Portfolio II and the Portfolio had taken place as of April 1, 1994.

The Portfolio is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). Smith Barney Muni Funds, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of the Portfolio and twelve other separate investment portfolios: California, Georgia, New York, New Jersey, Ohio, Pennsylvania, Limited Term, National, California Limited Term, Florida Limited Term, New York Money Market and California Money Market Portfolios.

The significant accounting policies consistently followed by the Funds are: (a) security transactions are accounted for on the trade date; (b) securities are valued at mean prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

Pro Forma Footnotes of Merger Between Florida Portfolio and Florida Municipals Fund
March 31, 1995 (unaudited), (continued)

3.  Pro Forma Adjustments

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on April 1, 1994.

4.  Portfolio Concentration

Since the Portfolio invests primarily in obligations of issuers within Florida, it is subject to possible concentration risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting Florida.

5.  Management Agreements and Transactions with Affiliated Persons

Smith Barney Mutual Funds Management Inc. ("SMBFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45%, of its average daily net assets. Such fees are calculated daily and paid monthly.

Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. All officers and two trustees of the Fund are employees of SB.

On September 16, 1994, a new Distribution Plan was approved by the shareholders. Pursuant to this Distribution Plan, the Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A, B and C shares. In addition, the Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively.

6. Capital Shares

The Fund may issue an unlimited number at shares at beneficial interest which are divided into three classes (Class A, Class B, and Class C) with a $.001 par value.

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited)                               March 31, 1995

                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                      Description
--------------------------------------------------------------------------------------------------------------------------
                                                         Alachua County Health Facilities Authority Revenue:
    $1,000,000                    $1,000,000     BBB+      Santa Fe Healthcare Facilities Project, 7.60% due 11/15/13
     1,000,000                     1,000,000     BBB+      Santa Fe Healthcare Facilities Project, 6.00% due 11/15/09
                                                         Alachua County, Florida,
                                                         Health Facilities Authority,
                                                         Santa Fe Healthcare System,
                                                         Health Revenue:
                   $215,000          215,000     BBB+       6.875% due 11/15/02
                    640,000          640,000     BBB+       6.050% due 11/15/16
     1,500,000                     1,500,000     Baa*    Bay County Hospital Revenue, Bay County Medical Center
                                                            Project, 8.00%, due 11/15/12
                    250,000          250,000     A1*     Boca Raton, Florida, Special Assessment Improvement
                                                           (Visions 90 Project), 6.00% due 7/1/22
                    500,000          500,000     AAA     Boynton Beach, Florida, Utility System
                                                           Revenue Bonds, (FGIC Insured), 6.250% due 11/1/20
                    860,000          860,000     BBB+    Bradford County, Florida, Health Facilities, (Santa Fe Project),
                                                            6.050% due 11/15/16
                                                         Brevard County, Florida:
                  1,000,000        1,000,000     A1*         Health Facilities Authority, (Holmes Regional Medical Center
                                                              Project), 5.750% due 10/1/13
                    750,000          750,000     Aaa*        Housing Finance Authority, Single Family Mortgage
                                                              6.600% due 9/1/16
                    400,000          400,000     AAA        School Board Authority, Series A, (AMBAC Insured),
                                                              6.500% due 7/1/12
                    500,000          500,000      NR        Tourist Development Tax Revenue, 6.875% due 3/1/13
                  1,000,000        1,000,000     AAA     Broward County, Florida, Educational Facilities Authority,
                                                            (Co Lee Insured), 6.000% due 4/1/13
     1,000,000                     1,000,000     A1*     Broward County Health Facilities Authority Revenue Refunding,
                                                            County Nursing Home, LOC Allied Irish Banks Ltd.
                                                            7.50% due 8/15/20(d)
                                                         Broward County HFA Multi-Family Housing Revenue:
     1,250,000                     1,250,000     AA-        Waters Edge Apartments Project, Surety Bond-Continental
                                                              Casuality, 9.70% mandatory tender 11/1/95(d)
    $1,000,000                     1,000,000     AA-        Southern Pointe Apartments Project, Surety Bond-
                                                              Continental Casualty, 9.70% mandatory tender 11/1/95(d)
     1,000,000                     1,000,000      A+        Waterford Park Project, Series 1991, Policy of Indemnity
                                                              Commercial Union Assurance Co. PLC Reinsured by
                                                              Trygg-Hansa Insurance Co. of Sweden
                                                               7.20% mandatory tender 5/1/94


                                                                                                    Smith Barney
                                                                 Smith Barney      Smith Barney       Florida
                                                                    Florida          Florida         Municipal
                                                                   Portfolio        Portfolio        Portfolio           Total
                                                                    Market         Bid to Mean         Market            Market
                    Description                                      Value          Adjustment         Value             Value
-----------------------------------------------------------------------------------------------------------------------------------
Alachua County Health Facilities Authority Revenue:
  Santa Fe Healthcare Facilities Project, 7.60% due 11/15/13       $1,050,000        $2,500                             $1,052,500
  Santa Fe Healthcare Facilities Project, 6.00% due 11/15/09          941,250         2,500                                943,750
Alachua County, Florida,                                                                                                         -
Health Facilities Authority,                                                                                                     -
Santa Fe Healthcare System,                                                                                                      -
Health Revenue:                                                                                                                  -
   6.875% due 11/15/02                                                                               $224,944              224,944
   6.050% due 11/15/16                                                                                592,800              592,800
Bay County Hospital Revenue, Bay County Medical Center              1,590,000         3,750                              1,593,750
   Project, 8.00%, due 11/15/12                                                                                                  -
Boca Raton, Florida, Special Assessment Improvement                                                   247,187              247,187
  (Visions 90 Project), 6.00% due 7/1/22                                                                                         -
Boynton Beach, Florida, Utility System                                                                506,250              506,250
  Revenue Bonds, (FGIC Insured), 6.250% due 11/1/20                                                                              -
Bradford County, Florida, Health Facilities, (Santa Fe Project),                                      786,900              786,900
   6.050% due 11/15/16                                                                                                           -
Brevard County, Florida:                                                                                                         -
    Health Facilities Authority, (Holmes Regional Medical Center                                      940,000              940,000
     Project), 5.750% due 10/1/13                                                                                                -
    Housing Finance Authority, Single Family Mortgage                                                 758,437              758,437
     6.600% due 9/1/16                                                                                                           -
   School Board Authority, Series A, (AMBAC Insured),                                                 418,500              418,500
     6.500% due 7/1/12                                                                                                           -
   Tourist Development Tax Revenue, 6.875% due 3/1/13                                                 485,000              485,000
Broward County, Florida, Educational Facilities Authority,                                            981,250              981,250
   (Co Lee Insured), 6.000% due 4/1/13                                                                                           -
Broward County Health Facilities Authority Revenue Refunding,       1,071,250         2,500                              1,073,750
   County Nursing Home, LOC Allied Irish Banks Ltd.                                                                              -
   7.50% due 8/15/20(d)                                                                                                          -
Broward County HFA Multi-Family Housing Revenue:                                                                                 -
   Waters Edge Apartments Project, Surety Bond-Continental          1,281,250             -                              1,281,250
     Casuality, 9.70% mandatory tender 11/1/95(d)                                                                                -
   Southern Pointe Apartments Project, Surety Bond-                 1,025,000             -                              1,025,000
     Continental Casualty, 9.70% mandatory tender 11/1/95(d)                                                                     -
   Waterford Park Project, Series 1991, Policy of Indemnity         1,035,000         2,500                              1,037,500
     Commercial Union Assurance Co. PLC Reinsured by
     Trygg-Hansa Insurance Co. of Sweden
      7.20% mandatory tender 5/1/94

                 See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995


                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                     Description
----------------------------------------------------------------------------------------------------------------------------------
    $1,355,000                     $1,355,000      A1     Broward County HFA Revenue Home Mortgage, VEREX
                                                                 Mortgage Insurance GNMA Collateralized Series A,
                                                                 0.00% due 4/1/14
     1,000,000                      1,000,000     Aaa*    Broward County HFA Revenue Home Mortgage, 6.65% due 8/1/21(a)
     2,050,000                      2,050,000      A      Broward County Resource Recovery Revenue, Broward Waste
                                                                 Energy North Project 7.95% due 12/1/08(d)
     1,000,000                      1,000,000     AAA     Broward County School Board COP, Series A, MBIA-Insured, 7.125%
                                                                 due 7/1/10 (Escrowed with U.S. Government Securities to 7/1/00
                                                                 Call  @ 102)
     1,000,000                      1,000,000     AAA     Celebration Community Development District, Special Assessment,
                                                                 MBIA-Insured 6.10%  due 5/1/16
     1,750,000                      1,750,000     AAA     Charlotte County Hospital Revenue, Bon Secours Health
                                                                (St. Joseph's) Series A, 8.25% due 8/15/18 (Escrowed with U.S.
                                                                Government Securities to 8/15/98 Call @ 102)
     2,000,000                      2,000,000      A+     Citrus County Pollution Control Refunding, Florida Power Corporation,
                                                                 Crystal River, 6.625% due 1/1/27
                      $400,000        400,000      A+     Citrus County, Florida, Pollution Control Revenue, Series B, Florida
                                                                  Power Corporation, (Crystal River Project), 6.350% due 2/1/22
       135,000                        135,000     Aaa*    Clay County HFA Single-Family Mortgage Revenue, Series A,
                                                                 Investment Agreement with AIG/GNMA-Collateralized,
                                                                 8.00% due 12/1/12(a)
                       410,000        410,000     AAA     Clearwater, Florida, Multifamily Housing Revenue, (Drew Gardens
                                                                Project) Series A, (FHA Insured), 6.500% due 10/1/25
       550,000         300,000        850,000     BBB     Collier County, Pine Ridge Industrial Park & Naples Production Park
                                                                 Municipal Service Taxing & Benefit Unit, Special Assistance Bonds,
                                                                 Series 1993, 5.60% due 11/1/13
     1,000,000                      1,000,000     AAA     Coral Springs Improvement District, Broward County Water and Sewer
                                                                 Refunding Series 92 MBIA-Insured, 6.00% due 6/1/10
                       500,000        500,000     AAA     Crystal River, Florida, Water and Sewer Revenue Bonds, (AMBAC
                                                                  Insured), 6.250% due 10/1/22
                                                          Dade County, Florida:
     1,250,000                      1,250,000     Aa*            Series U, 6.75% due 10/1/06(a)
                     1,000,000      1,000,000     AAA            Aviation Facilities Revenue, Series B, MBIA Insured
                                                                    6.600% due 10/1/22
     1,000,000                      1,000,000     AAA            Series B, 6.00% due 10/1/24(a)
                                                          Dade County HFA Single-Family Mortgage Revenue:
       355,000                        355,000     Aaa*           Series B, GNMA-FNMA-Collateralized, 7.25% due 9/1/23(a)
        35,000                         35,000     Aaa*           Series E, GNMA-Collateralized, 7.00% due 3/1/24
                       500,000        500,000     AAA     School District, Series A, MBIA Insured 6.125% due 6/1/14
                       500,000        500,000     AAA     Health Facilities Authority, Hospital Revenue, (North Shore Medical
                                                                Center Project), (AMBAC Insured), 6.500 due 8/15/15

                                                                                                       Smith Barney
                                                                           Smith Barney  Smith Barney    Florida
                                                                              Florida      Florida      Municipal
                                                                             Portfolio    Portfolio     Portfolio       Total
                                                                              Market     Bid to Mean      Market        Market
                  Description                                                  Value      Adjustment      Value         Value
----------------------------------------------------------------------------------------------------------------------------------
Broward County HFA Revenue Home Mortgage, VEREX                                $196,475            -                      $196,475
       Mortgage Insurance GNMA Collateralized Series A,                                                                          -
       0.00% due 4/1/14                                                                                                          -
Broward County HFA Revenue Home Mortgage, 6.65% due 8/1/21(a)                 1,001,250       $2,500                     1,003,750
Broward County Resource Recovery Revenue, Broward Waste                       2,219,125        5,125                     2,224,250
       Energy North Project 7.95% due 12/1/08(d)                                                                                 -
Broward County School Board COP, Series A, MBIA-Insured, 7.125%               1,112,500            -                     1,112,500
       due 7/1/10 (Escrowed with U.S. Government Securities to 7/1/00                                                            -
       Call  @ 102)                                                                                                              -
Celebration Community Development District, Special Assessment,               1,003,750        1,250                     1,005,000
       MBIA-Insured 6.10%  due 5/1/16                                                                                            -
Charlotte County Hospital Revenue, Bon Secours Health                         1,960,000            -                     1,960,000
      (St. Joseph's) Series A, 8.25% due 8/15/18 (Escrowed with U.S.                                                             -
      Government Securities to 8/15/98 Call @ 102)                                                                               -
Citrus County Pollution Control Refunding, Florida Power Corporation,         2,070,000        5,000                     2,075,000
       Crystal River, 6.625% due 1/1/27                                                                                          -
Citrus County, Florida, Pollution Control Revenue, Series B, Florida                                        409,500        409,500
        Power Corporation, (Crystal River Project), 6.350% due 2/1/22                                                            -
Clay County HFA Single-Family Mortgage Revenue, Series A,                       142,932          335                       143,267
       Investment Agreement with AIG/GNMA-Collateralized,                                                                        -
       8.00% due 12/1/12(a)                                                                                                      -
Clearwater, Florida, Multifamily Housing Revenue, (Drew Gardens                                             412,050        412,050
      Project) Series A, (FHA Insured), 6.500% due 10/1/25                                                                       -
Collier County, Pine Ridge Industrial Park & Naples Production Park             492,250          687        268,875        761,812
       Municipal Service Taxing & Benefit Unit, Special Assistance Bonds,                                                        -
       Series 1993, 5.60% due 11/1/13                                                                                            -
Coral Springs Improvement District, Broward County Water and Sewer            1,018,750        1,250                     1,020,000
       Refunding Series 92 MBIA-Insured, 6.00% due 6/1/10                                                                        -
Crystal River, Florida, Water and Sewer Revenue Bonds, (AMBAC                                               505,000        505,000
        Insured), 6.250% due 10/1/22                                                                                             -
Dade County, Florida:                                                                                                            -
       Series U, 6.75% due 10/1/06(a)                                         1,317,188        3,124                     1,320,312
       Aviation Facilities Revenue, Series B, MBIA Insured                                                1,038,750      1,038,750
          6.600% due 10/1/22                                                                                                     -
       Series B, 6.00% due 10/1/24(a)                                           971,250        1,250                       972,500
Dade County HFA Single-Family Mortgage Revenue:                                                                                  -
       Series B, GNMA-FNMA-Collateralized, 7.25% due 9/1/23(a)                  367,869          887                       368,756
       Series E, GNMA-Collateralized, 7.00% due 3/1/24                           36,050           87                        36,137
School District, Series A, MBIA Insured 6.125% due 6/1/14                                                   503,125        503,125
Health Facilities Authority, Hospital Revenue, (North Shore Medical                                         517,500        517,500
      Center Project), (AMBAC Insured), 6.500 due 8/15/15                                                                        -

                 See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995



                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                              Description
----------------------------------------------------------------------------------------------------------------------------------
    $2,355,000                     $2,355,000     AAA     Dade County IDR Refunding Susanna Wesley, FHA-Insured
                                                                6.625% due 7/1/30
                      $500,000        500,000     AAA     Davie, Florida, Water and Sewer Revenue Bonds, (AMBAC Insured),
                                                                6.250% due 10/1/17
     1,060,000                      1,060,000     AAA     Dunedin Hospital Revenue, Mease Health Care, MBIA-Insured, 6.75%
                                                                due 11/15/11 (Escrowed with U.S. Government Securities
                                                                to 11/15/01 Call @ 102)
       475,000                        475,000     AAA     Duval County HFA Single-Family Mortgage Revenue, GNMA-
                                                                 Collateralized, 8.50% due 9/1/19(a)
                     1,000,000      1,000,000     Aaa*    Duval County, Florida, Housing Finance Authority:
                                                            6.700% due 10/1/26
     1,365,000                      1,365,000     AAA     Edgewater Water & Sewer Authority, MBIA-Insured, 7.00% due
                                                                 10/1/21 (Escrowed with U.S. Government Securities to 10/1/01
                                                                 Call @ 102)
                       500,000        500,000     AAA     Enflewood, Florida, Water Distribution Utility System
                                                            6.000% due 10/1/23
                       500,000        500,000     AAA     Enterprise Community Development District, 6.125% due 5/1/24
                                                          Escambia County, Florida:
                       750,000        750,000     BBB+      Health and Education Financing Authority, (Baptist Hospital & Manor
                                                                 Project), 6.750% due 10/1/14
                       500,000        500,000    Baa1*      (Champion International Corporation Project), 6.950% due 11/1/07
                       500,000        500,000     AAA         Series B, 6.25% due 1/1/15
                     1,500,000      1,500,000     Baa1    Pollution Control Revenue, 6.900% due 8/1/22
                                                          Escambia County Health Facilities Authority Revenue:
     1,000,000                      1,000,000     BBB+           Baptist Hospital Inc. & Baptist Manor Inc. Guaranteed, 6.75%
                                                                 due 10/1/14
     1,000,000                      1,000,000     BBB+           Baptist Hospital Inc. Guaranteed, Series A, 6.00% due 10/1/14
                                                          Escambia County HFA Multi-Family Housing Revenue (Genesis Healthcare)
                                                             Escrowed to Maturity with Refcorp Strips:
       400,000                        400,000     AAA            Coupon Custodial Receipts of the County, 0.00% due 10/15/14
     3,000,000                      3,000,000     AAA            Principal Custodial Receipts, 0.00% due 10/15/18
       305,000                        305,000     Aaa*    Escambia County HFA Single-Family Mortgage Revenue, GNMA-
                                                                 Collateralized, 7.80% due 4/1/22(a)......
     2,000,000                      2,000,000    Baa1*    Escambia County, Florida Pollution Control Revenue Champion,
                                                                International 6.900% due 8/1/22
                                                          Escambia County Utility System Authority Revenue Bonds:
                       500,000        500,000     AAA          Utility Authority Revenue, Series A, (FGIC Insured),
                                                                  6.300% due 1/1/23
     3,000,000                      3,000,000     AAA         Series B, FGIC-Insured, 6.25 due 1/1/15
     1,500,000                      1,500,000     AAA         Water and Sewer District IV Revenue, 7.300% due 1/1/15

                                                                                                   Smith Barney
                                                                       Smith Barney  Smith Barney    Florida
                                                                          Florida      Florida      Municipal
                                                                         Portfolio    Portfolio     Portfolio          Total
                                                                          Market     Bid to Mean      Market           Market
                         Description                                       Value      Adjustment      Value            Value
--------------------------------------------------------------------------------------------------------------------------------
Dade County IDR Refunding Susanna Wesley, FHA-Insured                    $2,393,268       $5,888                      $2,399,156
      6.625% due 7/1/30                                                                                                        -
Davie, Florida, Water and Sewer Revenue Bonds, (AMBAC Insured),                                        $508,125          508,125
      6.250% due 10/1/17                                                                                                       -
Dunedin Hospital Revenue, Mease Health Care, MBIA-Insured, 6.75%          1,175,275            -                       1,175,275
      due 11/15/11 (Escrowed with U.S. Government Securities                                                                   -
      to 11/15/01 Call @ 102)                                                                                                  -
Duval County HFA Single-Family Mortgage Revenue, GNMA-                      500,531        1,187                         501,718
       Collateralized, 8.50% due 9/1/19(a)                                                                                     -
Duval County, Florida, Housing Finance Authority:                                                     1,011,250        1,011,250
  6.700% due 10/1/26                                                                                                           -
Edgewater Water & Sewer Authority, MBIA-Insured, 7.00% due                1,530,506            -                       1,530,506
       10/1/21 (Escrowed with U.S. Government Securities to 10/1/01                                                            -
       Call @ 102)                                                                                                             -
Enflewood, Florida, Water Distribution Utility System                                                   491,875          491,875
  6.000% due 10/1/23                                                                                                           -
Enterprise Community Development District, 6.125% due 5/1/24                                            501,875          501,875
Escambia County, Florida:                                                                                                      -
  Health and Education Financing Authority, (Baptist Hospital & Manor                                   750,000          750,000
       Project), 6.750% due 10/1/14                                                                                            -
  (Champion International Corporation Project), 6.950% due 11/1/07                                      519,375          519,375
    Series B, 6.25% due 1/1/15                                                                          513,750          513,750
Pollution Control Revenue, 6.900% due 8/1/22                                                          1,530,000        1,530,000
Escambia County Health Facilities Authority Revenue:                                                                           -
       Baptist Hospital Inc. & Baptist Manor Inc. Guaranteed, 6.75%         997,500        2,500                       1,000,000
       due 10/1/14                                                                                                             -
       Baptist Hospital Inc. Guaranteed, Series A, 6.00% due 10/1/14        915,000        2,500                         917,500
Escambia County HFA Multi-Family Housing Revenue (Genesis Healthcare)                                                          -
   Escrowed to Maturity with Refcorp Strips:                                                                                   -
       Coupon Custodial Receipts of the County, 0.00% due 10/15/14          102,500            -                         102,500
       Principal Custodial Receipts, 0.00% due 10/15/18                     573,750            -                         573,750
Escambia County HFA Single-Family Mortgage Revenue, GNMA-                   324,825          762                         325,587
       Collateralized, 7.80% due 4/1/22(a)......                                                                               -
Escambia County, Florida Pollution Control Revenue Champion,              2,035,000        5,000                       2,040,000
      International 6.900% due 8/1/22                                                                                          -
Escambia County Utility System Authority Revenue Bonds:                                                                        -
     Utility Authority Revenue, Series A, (FGIC Insured),                                               506,875          506,875
        6.300% due 1/1/23                                                                                                      -
    Series B, FGIC-Insured, 6.25 due 1/1/15                               3,078,750        3,750                       3,082,500
    Water and Sewer District IV Revenue, 7.300% due 1/1/15                1,698,750        1,875                       1,700,625

                 See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995

                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                                 Description
------------------------------------------------------------------------------------------------------------------------------------
                                                          Florida Housing Finance Agency:
                                                             General Mortgage, Series A, (FHA Insured):
                      $250,000       $250,000     AAA           6.350% due 6/1/14
                       500,000        500,000     AAA           6.400% due 6/1/24
                     1,085,000      1,085,000     AAA           6.750% due 8/4/14
                                                             Series B,
                     1,470,000      1,470,000      AA           6.650% due 7/1/26
    $1,990,000                      1,990,000      AA        Residential Mortgage Series 1, GEMICO Mortgage Insurance,
                                                                zero coupon, due 11/1/12 (d)
       180,000                        180,000     Aaa*       Home Ownership Revenue, GNMA-Collateralized, 7.80% due 9/1/10(a)
     1,105,000                      1,105,000     AAA     Florida State Pollution Control, Series X, 6.40% due 7/1/09
                                                               (Escrowed with U.S. Government Securities to 7/1/01 Call @ 101)
     1,000,000                      1,000,000      AA     Florida State Broward County, 10.00% due 7/1/14
                       750,000        750,000      AA     Florida Department of Transportation, (Right of Way), 6.500% due 7/1/21
                       750,000        750,000     AA+     Florida State Board of Education, Capital Outlay, Series B
                                                             6.700% due 6/1/22
       515,000                        515,000     AAA     Florida State Board of Education Capital Outlay Refunding, Series A,
                                                                 7.25% due 6/1/23(Escrowed with U.S. Government Securities
                                                                 to 6/1/00 call @ 102)(d)
       485,000                        485,000      AA     Florida State Board of Education Capital Outlay Refunding, Series A,
                                                                 7.25% due 6/1/23(d)
       385,000                        385,000     AAA     Florida State Community Service Suburban Utilities (Escrowed to Maturity
                                                                with U.S. Government Securities), 8.125% due 10/1/98
                                                          Florida State Correctional Commission, (MBIA Insured)
                       750,000        750,000     AAA       6.000% due 8/1/14
                       750,000        750,000     AAA       6.250% due 1/1/15
     1,000,000                      1,000,000     A1*     Florida State Department of Corrections, COP, 6.00% due 3/1/14
                     1,250,000      1,250,000      NR     Florida State, Mid-Bay Bridge Revenue, Series A, 6.00% due 10/1/22
     1,000,000                      1,000,000     AAA     Florida State Turnpike Authority Revenue, AMBAC-Insured, 7.20%
                                                                 due 7/1/11 (Escrowed with U.S. Government Securities to 7/1/01 call @ 102)
                       180,000        180,000     AAA     Turnpike Authority Revenue, Series A, (FGIC Insured), 6.350%
                                                                due 7/1/22
                       445,000        445,000     AAA     Fort Lauderdale, Florida, Central Beach Community Redevelopment
                                                               Agency, (AMBAC Insured), 6.150% due 9/1/08
     1,050,000                      1,050,000     AAA     Fort Pierce Utilities Authority Revenue Refunding, AMBAC-Insured, 6.50%
                                                               due 10/1/16 (Escrowed with U.S. Government Securities to 10/1/01
                                                               Call @ 102)
     1,500,000                      1,500,000     AAA     Gainsville Florida Utility System Revenue 8.125% Due 10/1/14 (Escrowed
                                                               to maturity with U.S. Government Securities call @ 102)
     1,000,000                      1,000,000     BBB     Guam Government GO, Series A, 5.375% due 11/15/13
     1,350,000                      1,350,000     BBB     Guam Power Authority Revenue Series A, 6.75% due 10/1/24

                                                                                                       Smith Barney
                                                                           Smith Barney  Smith Barney    Florida
                                                                              Florida      Florida      Municipal
                                                                             Portfolio    Portfolio     Portfolio           Total
                                                                              Market     Bid to Mean      Market            Market
                      Description                                              Value      Adjustment      Value             Value
------------------------------------------------------------------------------------------------------------------------------------
Florida Housing Finance Agency:                                                                                                   -
   General Mortgage, Series A, (FHA Insured):                                                                                     -
      6.350% due 6/1/14                                                                                 $252,187           $252,187
      6.400% due 6/1/24                                                                                  508,125            508,125
      6.750% due 8/4/14                                                                                1,116,193          1,116,193
   Series B,                                                                                                                      -
      6.650% due 7/1/26                                                                                1,488,375          1,488,375
   Residential Mortgage Series 1, GEMICO Mortgage Insurance,                   $350,738            -                        350,738
      zero coupon, due 11/1/12 (d)                                                                                                -
   Home Ownership Revenue, GNMA-Collateralized, 7.80% due 9/1/10(a)             192,150         $450                        192,600
Florida State Pollution Control, Series X, 6.40% due 7/1/09                   1,185,113            -                      1,185,113
     (Escrowed with U.S. Government Securities to 7/1/01 Call @ 101)                                                              -
Florida State Broward County, 10.00% due 7/1/14                               1,443,750        1,250                      1,445,000
Florida Department of Transportation, (Right of Way), 6.500% due 7/1/21                                  780,937            780,937
Florida State Board of Education, Capital Outlay, Series B                                               795,937            795,937
   6.700% due 6/1/22                                                                                                              -
Florida State Board of Education Capital Outlay Refunding, Series A,            574,869            -                        574,869
       7.25% due 6/1/23(Escrowed with U.S. Government Securities                                                                  -
       to 6/1/00 call @ 102)(d)                                                                                                   -
Florida State Board of Education Capital Outlay Refunding, Series A,            527,437          607                        528,044
       7.25% due 6/1/23(d)                                                                                                        -
Florida State Community Service Suburban Utilities (Escrowed to Maturity        412,913          481                        413,394
      with U.S. Government Securities), 8.125% due 10/1/98                                                                       -
Florida State Correctional Commission, (MBIA Insured)                                                                              -
  6.000% due 8/1/14                                                                                      750,938            750,938
  6.250% due 1/1/15                                                                                      765,938            765,938
Florida State Department of Corrections, COP, 6.00% due 3/1/14                  986,250        1,250                        987,500
Florida State, Mid-Bay Bridge Revenue, Series A, 6.00% due 10/1/22                                     1,118,750          1,118,750
Florida State Turnpike Authority Revenue, AMBAC-Insured, 7.20%                1,128,750            -                      1,128,750
       due 7/1/11 (Escrowed with U.S. Government Securities to 7/1/01                                                             -
       call @ 102)                                                                                                                -
Turnpike Authority Revenue, Series A, (FGIC Insured), 6.350%                                             183,150            183,150
      due 7/1/22                                                                                                                  -
Fort Lauderdale, Florida, Central Beach Community Redevelopment                                          455,013            455,013
     Agency, (AMBAC Insured), 6.150% due 9/1/08                                                                                   -
Fort Pierce Utilities Authority Revenue Refunding, AMBAC-Insured, 6.50%       1,148,438            -                      1,148,438
     due 10/1/16 (Escrowed with U.S. Government Securities to 10/1/01                                                             -
     Call @ 102)                                                                                                                  -
Gainsville Florida Utility System Revenue 8.125% Due 10/1/14 (Escrowed        1,861,875        1,875                      1,863,750
     to maturity with U.S. Government Securities call @ 102)                                                                      -
Guam Government GO, Series A, 5.375% due 11/15/13                               878,750        1,250                        880,000
Guam Power Authority Revenue Series A, 6.75% due 10/1/24                      1,353,375        1,688                      1,355,063

                  See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                  March 31, 1995


                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                             Description
----------------------------------------------------------------------------------------------------------------------------------
      $500,000                       $500,000     AAA     Gulf Breeze Local Government Revenue, FGIC-Insured, 7.75%
                                                               due 12/1/15
                                                          Hillsborough County, Florida:
                    $1,000,000      1,000,000     Ba3*        Aviation Authority, Special Purpose, (Delta Airlines Project),
                                                                  6.800% due 1/1/24
                       820,000        820,000      A          Community Center Project, Series 2, 6.750% due 7/1/22
                     1,125,000      1,125,000     AAA         School Board, Certificate of Participation, (MBIA Insured),
                                                                 6.000% due 7/1/14
       440,000                        440,000     Aaa*    Hillsborough County HFA Single-Family Mortgage Revenue, Series A5,
                                                                 GNMA-Collateralized 7.70% due 4/1/23(a)
     1,500,000                      1,500,000     AAA     Hillsborough County School Board, COP, MBIA-Insured, 6.00% due 7/1/12
                                                          Hillsborough County, Florida, Utilities Revenue Refunding and
                                                          Improvement, (MBIA Insured):
                       190,000        190,000     BBB+    (prerefunded 8/1/01),
                                                             7.000% due 8/1/14
                       930,000        930,000     BBB+    (unrefunded 8/1/01),
                                                             7.000% due 8/1/14
                     1,000,000      1,000,000      NR     Homestead, Florida, Industrial Development Revenue, Series A,
                                                             7.950% due 11/1/18
     1,000,000                      1,000,000     AAA     Jacksonville Capital Improvement - Gator Bowl Project, AMBAC-Insured,
                                                                 6.00% due 10/1/25
     1,265,000                      1,265,000     Aa1*    Jacksonville Electric Authority Revenue Refunding, St. John's River
                                                                 Power Park Services Refunding, 6.90% due 10/1/13
       750,000                        750,000    Baa1*    Jacksonville Health Facilities Authority Development Revenue, National
                                                                 Benevolent Association Cypress Hill Village Program,
                                                                 6.40% due 12/1/16
       650,000                        650,000     AAA     Jacksonville, Florida Methodist Hospital 10.00% due 12/1/05
                       310,000        310,000     AAA     Jacksonville, Florida, Hospital Revenue, (University Medical
                                                          Center, Inc. Project), (Co Lee Insured), 6.600% due 2/1/21
     2,000,000                      2,000,000     AA+     Jacksonville Health Facilities Authority Hospital Revenue,
                                                                 St. Luke's Hospital, FHA-Insured, 7.125% due 11/15/20
       100,000                        100,000     AAA     Jacksonville Health Facilities Baptist Medical Series 93, 4.25%
                                                                Due 6/1/08
                     1,250,000      1,250,000     BBB+    Lake County, Florida, Resource Recovery, Industrial Revenue, Series
                                                                1993-A, 5.950% due 10/1/13
     1,000,000                      1,000,000     AAA     Lee County Capital & Transportation Facilities Revenue Bonds,
                                                                 Series 1991, MBIA-Insured 6.50% due 10/1/21 (Escrowed with U.S.
                                                                 Government Securities to 10/1/00 Call @ 102)
                                                          Lee County Hospital Board of Directors, Hospital Revenue Bonds-
                                                               Lee Memorial Hospital Project:
     1,000,000                      1,000,000     AAA            91 Series A, INFLOS, MBIA-Insured, 8.861% due 4/1/20(F)
     2,000,000                      2,000,000     AAA            MBIA-Insured, 6.35% due 4/1/20
     1,000,000                      1,000,000     AAA     Lee County Solid Waste, MBIA-Insured, 7.00% due 10/1/11(a)



                                                                                                  Smith Barney
                                                                      Smith Barney  Smith Barney    Florida
                                                                         Florida      Florida      Municipal
                                                                        Portfolio    Portfolio     Portfolio           Total
                                                                         Market     Bid to Mean      Market            Market
                        Description                                       Value      Adjustment      Value             Value
---------------------------------------------------------------------------------------------------------------------------------
Gulf Breeze Local Government Revenue, FGIC-Insured, 7.75%                 $561,250         $625                          $561,875
     due 12/1/15                                                                                                                -
Hillsborough County, Florida:                                                                                                   -
    Aviation Authority, Special Purpose, (Delta Airlines Project),                                    $953,750            953,750
        6.800% due 1/1/24                                                                                                       -
    Community Center Project, Series 2, 6.750% due 7/1/22                                              856,900            856,900
    School Board, Certificate of Participation, (MBIA Insured),                                      1,116,563          1,116,563
       6.000% due 7/1/14                                                                                                        -
Hillsborough County HFA Single-Family Mortgage Revenue, Series A5,         465,850        1,100                           466,950
       GNMA-Collateralized 7.70% due 4/1/23(a)                                                                                  -
Hillsborough County School Board, COP, MBIA-Insured, 6.00% due 7/1/12    1,500,000        1,875                         1,501,875
Hillsborough County, Florida, Utilities Revenue Refunding and                                                                   -
Improvement, (MBIA Insured):                                                                                                    -
(prerefunded 8/1/01),                                                                                  211,375            211,375
   7.000% due 8/1/14                                                                                                            -
(unrefunded 8/1/01),                                                                                   974,175            974,175
   7.000% due 8/1/14                                                                                                            -
Homestead, Florida, Industrial Development Revenue, Series A,                                          957,500            957,500
   7.950% due 11/1/18                                                                                                           -
Jacksonville Capital Improvement - Gator Bowl Project, AMBAC-Insured,      988,750        1,250                           990,000
       6.00% due 10/1/25                                                                                                        -
Jacksonville Electric Authority Revenue Refunding, St. John's River      1,336,156        1,582                         1,337,738
       Power Park Services Refunding, 6.90% due 10/1/13                                                                          -
Jacksonville Health Facilities Authority Development Revenue, National     705,000        1,875                           706,875
       Benevolent Association Cypress Hill Village Program,                                                                     -
       6.40% due 12/1/16                                                                                                        -
Jacksonville, Florida Methodist Hospital 10.00% due 12/1/05                712,563          812                           713,375
Jacksonville, Florida, Hospital Revenue, (University Medical                                           320,075            320,075
Center, Inc. Project), (Co Lee Insured), 6.600% due 2/1/21                                                                      -
Jacksonville Health Facilities Authority Hospital Revenue,               2,120,000        5,000                         2,125,000
       St. Luke's Hospital, FHA-Insured, 7.125% due 11/15/20                                                                    -
Jacksonville Health Facilities Baptist Medical Series 93, 4.25%                                                                 -
       Due 6/1/08                                                          100,000                                        100,000
Lake County, Florida, Resource Recovery, Industrial Revenue, Series                                  1,115,625          1,115,625
      1993-A, 5.950% due 10/1/13                                                                                                -
Lee County Capital & Transportation Facilities Revenue Bonds,            1,086,250            -                         1,086,250
       Series 1991, MBIA-Insured 6.50% due 10/1/21 (Escrowed with U.S.                                                          -
       Government Securities to 10/1/00 Call @ 102)                                                                             -
Lee County Hospital Board of Directors, Hospital Revenue Bonds-                                                                 -
     Lee Memorial Hospital Project:                                                                                             -
       91 Series A, INFLOS, MBIA-Insured, 8.861% due 4/1/20(F)           1,071,250        2,500                         1,073,750
       MBIA-Insured, 6.35% due 4/1/20                                    2,047,500        5,000                         2,052,500
Lee County Solid Waste, MBIA-Insured, 7.00% due 10/1/11(a)               1,073,750        1,250                         1,075,000

                 See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995


                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings    Description
------------------------------------------------------------------------------------------------------------------------------------
    $1,000,000                     $1,000,000    Baa1*    Leesburg Hospital Revenue Leesburg Regional Medical Center, 5.70%
                                                                 due 7/1/18
                      $840,000        840,000     BBB+    Leesburg, Florida, Hospital Revenue, (Leesburg Regional Medical Center
                                                                Project), Series B, 5.200% due 7/1/02
     1,000,000                      1,000,000     AAA     Martin County Conservation Utilities System FGIC-Insured 6.00%
                                                                due 10/1/24
     1,000,000         500,000      1,500,000     BBB     Martin County, Florida, Industrial Development Revenue, 7.875%
                                                                due 12/15/25
                       500,000        500,000     AAA     Melbourne, Florida, Water & Sewer Revenue, 6.375% due 10/1/12
     2,000,000                      2,000,000     BBB     Miami Beach Redevelopment Agency Tax Increment Revenue, City
                                                               Center Historic Convention Village, 5.875% due 12/1/22(a)
     1,000,000                      1,000,000     AAA     Miami Sports & Exhibition Authority Special Obligation Refunding, FGIC-
                                                               Insured, 7.20% due 10/1/20 (Escrowed with U.S. Government
                                                               Securities to 10/1/00 Call @ 102)
                     1,000,000      1,000,000     AAA     Miami, Florida, Sports Exhibition Authority, (FGIC Insured)
                                                             6.150% due 10/1/20
                     1,000,000      1,000,000     AAA     Miramar, Florida, Wastewater Improvement Authority, 6.75%
                                                              due 10/1/16
                                                          Nassau County, Florida, Pollution Control Revenue:
                       595,000        595,000     BBB        (ITT Rayonier - Project 6), 6.250% due 6/1/10
                     1,000,000      1,000,000     BBB        (ITT Rayonier Inc. Project), 6.200% due 7/1/15
                     1,250,000      1,250,000      NR     North Miami, Florida,  Educational Facilities Revenue, (Johnson & Wales
                                                             University Project), Series A, 6.100% due 4/1/13
                       500,000        500,000     AAA     North Port, Florida, Utility Revenue, (FGIC Insured), 6.250% due 10/1/22
     1,200,000                      1,200,000     AAA     North Springs Improvement District 7.00% due  10/1/09 MBIA Insured
                       500,000        500,000      NR     Northern Palm Beach County, Water Control District, Unit Development
                                                             No. 31, Program 1, 6.750% due 11/1/07
     1,500,000                      1,500,000     AA-     Ocean Highway and Port Authority, Nassau County, Adjustable Demand
                                                              Revenue Bonds, Series 1990, LOC ABN Ambro Bank NV, 6.25%
                                                              mandatory tender 12/1/02(a)
     1,000,000                      1,000,000     AAA     Oceanside Housing Development Corporation, Multi-Family Housing and
                                                              Funding, FHA- Insured, 6.875% due 2/1/20
                                                          Orange County, Florida, Health Facilities Authority Revenue:
                     1,250,000      1,250,000     AAA         6.750% due 10/1/18
                     1,050,000      1,050,000     AAA        (Orlando Regional Health Center), MBIA Insured 6.000% due 11/1/24
                                                          Orange County Health Facilities Authority Hospital Revenue Bonds:
     1,000,000                      1,000,000     AAA            Series 1991B (Adventist Health Systems/Sunbelt Inc.), CGIC-Insured,
                                                                    6.75% due 11/15/21
     2,000,000                      2,000,000     AAA            RIBS Linked, MBIA-Insured, 6.274% due 10/29/21(f)
     1,500,000                      1,500,000     AAA            Adventist Health Systems, CGIC-Insured, FAIRS, 6.55% due
                                                                    due 11/15/07(f)

                                                              See Notes to Pro Forma Financial Statements

                                                                           Smith Barney  Smith Barney    Florida
                                                                              Florida      Florida      Municipal
                                                                             Portfolio    Portfolio     Portfolio           Total
                                                                              Market     Bid to Mean      Market            Market
 Description                                                                   Value      Adjustment      Value             Value
------------------------------------------------------------------------------------------------------------------------------------
Leesburg Hospital Revenue Leesburg Regional Medical Center, 5.70%              $870,000       $2,500                        $872,500
       due 7/1/18                                                                                                                  -
Leesburg, Florida, Hospital Revenue, (Leesburg Regional Medical Center                                     $788,550          788,550
      Project), Series B, 5.200% due 7/1/02                                                                                        -
Martin County Conservation Utilities System FGIC-Insured 6.00%                  997,500        1,250                         998,750
      due 10/1/24                                                                                                                  -
Martin County, Florida, Industrial Development Revenue, 7.875%                1,067,500        2,500        535,000        1,605,000
      due 12/15/25                                                                                                                 -
Melbourne, Florida, Water & Sewer Revenue, 6.375% due 10/1/12                                               516,875          516,875
Miami Beach Redevelopment Agency Tax Increment Revenue, City                  1,782,500        2,500                       1,785,000
     Center Historic Convention Village, 5.875% due 12/1/22(a)                                                                     -
Miami Sports & Exhibition Authority Special Obligation Refunding, FGIC-       1,111,250            -                       1,111,250
     Insured, 7.20% due 10/1/20 (Escrowed with U.S. Government                                                                     -
     Securities to 10/1/00 Call @ 102)                                                                                             -
Miami, Florida, Sports Exhibition Authority, (FGIC Insured)                                               1,006,250        1,006,250
   6.150% due 10/1/20                                                                                                              -
Miramar, Florida, Wastewater Improvement Authority, 6.75%                                                 1,072,500        1,072,500
    due 10/1/16                                                                                                                    -
Nassau County, Florida, Pollution Control Revenue:                                                                                 -
   (ITT Rayonier - Project 6), 6.250% due 6/1/10                                                            586,075          586,075
   (ITT Rayonier Inc. Project), 6.200% due 7/1/15                                                           961,250          961,250
North Miami, Florida,  Educational Facilities Revenue, (Johnson & Wales                                   1,167,188        1,167,188
   University Project), Series A, 6.100% due 4/1/13                                                                                -
North Port, Florida, Utility Revenue, (FGIC Insured), 6.250% due 10/1/22                                    506,875          506,875
North Springs Improvement District 7.00% due  10/1/09 MBIA Insured            1,360,500        1,500                       1,362,000
Northern Palm Beach County, Water Control District, Unit Development                                        500,625          500,625
   No. 31, Program 1, 6.750% due 11/1/07                                                                                           -
Ocean Highway and Port Authority, Nassau County, Adjustable Demand            1,580,625        1,875                       1,582,500
    Revenue Bonds, Series 1990, LOC ABN Ambro Bank NV, 6.25%                                                                       -
    mandatory tender 12/1/02(a)                                                                                                    -
Oceanside Housing Development Corporation, Multi-Family Housing and           1,037,500        2,500                       1,040,000
    Funding, FHA- Insured, 6.875% due 2/1/20                                                                                       -
Orange County, Florida, Health Facilities Authority Revenue:                                                                       -
    6.750% due 10/1/18                                                                                    1,279,688        1,279,688
   (Orlando Regional Health Center), MBIA Insured 6.000% due 11/1/24                                      1,035,563        1,035,563
Orange County Health Facilities Authority Hospital Revenue Bonds:                                                                  -
       Series 1991B (Adventist Health Systems/Sunbelt Inc.), CGIC-Insured,    1,047,500        1,250                       1,048,750
          6.75% due 11/15/21                                                                                                       -
       RIBS Linked, MBIA-Insured, 6.274% due 10/29/21(f)                      2,047,500        5,000                       2,052,500
       Adventist Health Systems, CGIC-Insured, FAIRS, 6.55% due               1,496,250        3,750                       1,500,000
          due 11/15/07(f)

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995

                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                           Description
----------------------------------------------------------------------------------------------------------------------------------
                      $100,000       $100,000     AAA     Solid Waste Facilities Revenue Bonds, (FGIC Insured), 6.375%
                                                             due 10/1/17
                                                          Tourist Development Tax Revenue:
                       750,000        750,000     AAA     Series B, (AMBAC Insured), 6.000% due 10/1/21
                     1,500,000      1,500,000     AAA     Series B, 6.000% due 10/1/24
                       400,000        400,000     AA-     Orlando, Florida Capital Improvement Special Revenue, 6.000%
                                                             due 10/1/22
    $1,000,000                      1,000,000     Aa1*    Orlando Utility Commission Water & Electric Revenue Refunding,
                                                              6.00% due 10/1/10
                     1,500,000      1,500,000      A-     Orlando and Orange Counties, Florida, Expressway Authority, Jr. Lein,
                                                             5.950% due 7/1/24
       799,000                        799,000     AAA     Osceola County IDA Revenue (Community Provider Pooled Loan
                                                              Program), CGIC-Insured 7.75% due 7/1/10
                       200,000        200,000     BBB     Pace Property Finance Authority, Utility Systems Refunding &
                                                             Improvement, 6.250% due 9/1/13
       680,000                        680,000     AAA     Palm Beach County HFA, John F. Kennedy Memorial Hospital Inc. Project,
                                                             Series C, (Escrowed to Maturity with U.S. Government Securities),
                                                             9.50% due 8/1/13
                     1,000,000      1,000,000      A-     Palm Beach County, Florida Health Facilities Authority,
                                                          (Good Samartian Health System Project), 6.300% due 10/1/22
       505,000                        505,000     Aaa*    Palm Beach HFA Single-Family Mortgage Revenue Bonds, Series 1991 A,
                                                             GNMA-Collateralized, 7.875% due 4/1/23(a)
     1,000,000                      1,000,000     Aa*     Pensacola Health Facilities Authority, 5.25% due 1/1/11
       460,000                        460,000     AA-     Pensacola Junior College Foundation, Education Facility Revenue, LOC
                                                              Bank of Tokyo 7.125% due 7/1/09
       800,000         800,000      1,600,000     Aaa*    Pinellas County HFA Single-Family Mortgage Revenue, 6.550%
                                                              due 8/1/27
       835,000                        835,000     AAA     Pinellas County Health Facilities Authority, Sun Coast Health System
                                                             Revenue, Sun Coast Hospital Guaranteed, Series A, 8.50% due 3/1/20
                                                             (Escrowed with U.S. Government Securities to 3/1/00 Call @ 102)(d)
     1,030,000                      1,030,000     BBB-    Pinellas County Health Facilities Authority, Sun Coast Health System
                                                            Revenue, Sun Coast Hospital Guaranteed, Series A, 8.50% due 3/1/20(d)
     1,000,000                      1,000,000      A+     Pinellas County Pollution Control Revenue, Florida Power Corporation,
                                                            Anclote & Bartlow Plants Project, 7.20% due 12/1/14
                       750,000        750,000     AAA     Plant City, Florida, Utility System Revenue, 6.000% due 10/1/20
     2,000,000                      2,000,000     AAA     Port Everglades Florida Port Improvement, 7.125% due 11/1/16
     1,500,000                      1,500,000     AA-     Port Everglades Authority, Port Improvement Revenue Refunding, FSA-
                                                            Insured, 5.00% due 9/1/16
     1,500,000                      1,500,000     AAA     Port of Orange Water & Sewer Revenue, 0.00% due 10/1/21 (Escrowed
                                                             with U.S. Government Securities to 4/1/01 @ 24.4)
     1,000,000                      1,000,000      A      Puerto Rico Commonwealth, 6.50% due 7/1/23
     1,500,000                      1,500,000     AAA     Puerto Rico Commonwealth, 5.00% due 7/1/21

                                                                                                       Smith Barney
                                                                           Smith Barney  Smith Barney    Florida
                                                                              Florida      Florida      Municipal
                                                                             Portfolio    Portfolio     Portfolio        Total
                                                                              Market     Bid to Mean      Market         Market
                        Description                                            Value      Adjustment      Value          Value
-----------------------------------------------------------------------------------------------------------------------------------
Solid Waste Facilities Revenue Bonds, (FGIC Insured), 6.375%                                               $102,250        $102,250
   due 10/1/17                                                                                                                    -
Tourist Development Tax Revenue:                                                                                                  -
Series B, (AMBAC Insured), 6.000% due 10/1/21                                                               745,313         745,313
Series B, 6.000% due 10/1/24                                                                              1,483,125       1,483,125
Orlando, Florida Capital Improvement Special Revenue, 6.000%                                                392,000         392,000
   due 10/1/22                                                                                                                    -
Orlando Utility Commission Water & Electric Revenue Refunding,               $1,021,250       $1,250                      1,022,500
    6.00% due 10/1/10                                                                                                             -
Orlando and Orange Counties, Florida, Expressway Authority, Jr. Lein,                                     1,445,625       1,445,625
   5.950% due 7/1/24                                                                                                              -
Osceola County IDA Revenue (Community Provider Pooled Loan                      834,955          999                        835,954
    Program), CGIC-Insured 7.75% due 7/1/10                                                                                       -
Pace Property Finance Authority, Utility Systems Refunding &                                                192,500         192,500
   Improvement, 6.250% due 9/1/13                                                                                                 -
Palm Beach County HFA, John F. Kennedy Memorial Hospital Inc. Project,          901,000          850                        901,850
   Series C, (Escrowed to Maturity with U.S. Government Securities),                                                              -
   9.50% due 8/1/13                                                                                                               -
Palm Beach County, Florida Health Facilities Authority,                                                     986,250         986,250
(Good Samartian Health System Project), 6.300% due 10/1/22                                                                        -
Palm Beach HFA Single-Family Mortgage Revenue Bonds, Series 1991 A,             514,468          632                        515,100
   GNMA-Collateralized, 7.875% due 4/1/23(a)                                                                                      -
Pensacola Health Facilities Authority, 5.25% due 1/1/11                         920,000        2,500                        922,500
Pensacola Junior College Foundation, Education Facility Revenue, LOC            475,525          575                        476,100
    Bank of Tokyo 7.125% Due 7/1/09                                                                                               -
Pinellas County HFA Single-Family Mortgage Revenue, 6.550%                      803,000        2,000        805,000       1,610,000
    due 8/1/27                                                                                                                    -
Pinellas County Health Facilities Authority, Sun Coast Health System            972,775            -                        972,775
   Revenue, Sun Coast Hospital Guaranteed, Series A, 8.50% due 3/1/20                                                             -
   (Escrowed with U.S. Government Securities to 3/1/00 Call @ 102)(d)                                                             -
Pinellas County Health Facilities Authority, Sun Coast Health System          1,053,175        2,575                      1,055,750
  Revenue, Sun Coast Hospital Guaranteed, Series A, 8.50% due 3/1/20(d)                                                           -
Pinellas County Pollution Control Revenue, Florida Power Corporation,         1,075,000        2,500                      1,077,500
  Anclote & Bartlow Plants Project, 7.20% due 12/1/14                                                                             -
Plant City, Florida, Utility System Revenue, 6.000% due 10/1/20                                             746,250         746,250
Port Everglades Florida Port Improvement, 7.125%  due 11/1/16                 2,347,500        2,500                      2,350,000
Port Everglades Authority, Port Improvement Revenue Refunding, FSA-           1,305,000        1,875                      1,306,875
  Insured, 5.00% due 9/1/16                                                                                                       -
Port of Orange Water & Sewer Revenue, 0.00% due 10/1/21 (Escrowed               268,125            -                        268,125
   with U.S. Government Securities to 4/1/01 @ 24.4)                                                                              -
Puerto Rico Commonwealth, 6.50% due 7/1/23                                    1,021,250        1,250                      1,022,500
Puerto Rico Commonwealth, 5.00% due 7/1/21                                    1,290,000        1,875                      1,291,875

                 See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995

                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                                 Description
------------------------------------------------------------------------------------------------------------------------------------
    $1,200,000                     $1,200,000     BBB     Puerto Rico Housing Bank & Finance Agency Single- Family Mortgage
                                                                  7.50% due 12/1/06
     1,390,000                      1,390,000     BBB-    Putnam County Development Authority PCR, Georgia Pacific Corp. 1984,
                                                              7.00% due 12/1/05
     1,000,000                      1,000,000     AAA     St. Lucie County Sales Tax Revenue, FGIC-Insured, 6.50% due 10/1/22
                                                              (Escrowed with U.S. Government Securities to 10/1/02 Call @ 102)
     1,500,000                      1,500,000      A+     St. Lucie County Solid Waste Disposal Revenue Bonds, Florida Power &
                                                              Light Co. Project, 7.15% due 2/1/23(a)
       350,000                        350,000     BBB+    Santa Rosa County Health Facilities Authority Revenue Refunding, Gulf
                                                              Breeze Hospital Inc., Series A, Gulf Breeze Hospital Guaranteed, 6.20%
                                                              due 10/1/14
     2,000,000                      2,000,000     AAA     Seminole County Water & Sewer Refunding & Improvement, MBIA-Insured
                                                              6.00% due 10/1/12
                      $500,000        500,000     AAA     Seminole County, Florida, Water and Sewer Revenue Bonds, MBIA Insured
                                                             6.000% due 10/1/19
     1,000,000                      1,000,000     AAA     South Broward Hospital District Revenue Bonds, RIBS, Series 1991C,
                                                            AMBAC_Insured, 8.70% due 5/13/21(f)
                     1,500,000      1,500,000      A+     South Broward, Florida, Hospital District, 5.500% due 5/1/28
     1,095,000                      1,095,000     AAA     Southwest Housing Development Corporation, Multi-Family Housing
                                                              Revenue Refunding, FHA- Insured, 6.875% due 2/1/20
                       500,000        500,000     Aa*     Tallahassee, Florida, Electric Revenue, Series B, 6.200% due 10/1/12
     1,745,000                      1,745,000     BBB     Tampa Capital Improvement Program, Series B, 8.375% due 10/1/18
                                                          Tampa, Florida:
                       500,000        500,000      NR        (Florida Aquarium Inc. Project), 7.750% due 5/1/27
                     1,000,000      1,000,000     AAA        Revenue Allegany Health Systems, (St. Joseph's Project), MBIA Insured
                                                                  6.700% due 12/1/18
                       100,000        100,000     AAA        Water and Sewer Revenue Bonds, (FGIC Insured), 6.250% due 10/1/12
     1,725,000                      1,725,000     AAA     Titusville Water & Sewer Revenue, Series 94, MBIA-Insured 6.00%
                                                              due 10/1/24
     1,000,000                      1,000,000     Aaa*    Virgin Islands HFA Single- Family Mortgage, 6.50% due 3/1/25
     2,000,000                      2,000,000      A*     Venice Health Facilities Revenue Bonds, Series 1994, Venice Hospital Inc.
                                                             Guaranteed, 6.00% due 12/1/14
       445,000                        445,000     AAA     Volusia County Airport System Revenue, Daytona Beach Regional Airport,
                                                             MBIA-Insured, 7.00% due 10/1/21 (Escrowed with U.S. Government
                                                              Securities to 10/1/00 Call @102(a)
     1,355,000                      1,355,000     AAA     Volusia County Airport System Revenue, Daytona Beach Regional Airport,
                                                             MBIA Insured, 7.00% due 10/1/21(a)
                       500,000        500,000             Volusia County, Florida, Educational Facilities Authority,
                                                  AAA        6.500% due 10/15/15

                                                                                                       Smith Barney
                                                                           Smith Barney  Smith Barney    Florida
                                                                              Florida      Florida      Municipal
                                                                             Portfolio    Portfolio     Portfolio           Total
                                                                              Market     Bid to Mean      Market            Market
                        Description                                            Value      Adjustment      Value             Value
------------------------------------------------------------------------------------------------------------------------------------
Puerto Rico Housing Bank & Finance Agency Single- Family Mortgage            $1,309,500       $3,000                      $1,312,500
        7.50% due 12/1/06                                                                                                          -
Putnam County Development Authority PCR, Georgia Pacific Corp. 1984,          1,490,775        3,475                       1,494,250
    7.00% due 12/1/05                                                                                                              -
St. Lucie County Sales Tax Revenue, FGIC-Insured, 6.50% due 10/1/22           1,100,000            -                       1,100,000
    (Escrowed with U.S. Government Securities to 10/1/02 Call @ 102)                                                               -
St. Lucie County Solid Waste Disposal Revenue Bonds, Florida Power &          1,576,875        3,750                       1,580,625
    Light Co. Project, 7.15% due 2/1/23(a)                                                                                        -
Santa Rosa County Health Facilities Authority Revenue Refunding, Gulf           322,875          875                         323,750
    Breeze Hospital Inc., Series A, Gulf Breeze Hospital Guaranteed, 6.20%                                                         -
    due 10/1/14                                                                                                                    -
Seminole County Water & Sewer Refunding & Improvement, MBIA-Insured           2,025,000        2,500                       2,027,500
    6.00% due 10/1/12                                                                                                              -
Seminole County, Florida, Water and Sewer Revenue Bonds, MBIA Insured                                      $498,750          498,750
   6.000% due 10/1/19                                                                                                              -
South Broward Hospital District Revenue Bonds, RIBS, Series 1991C,            1,072,500        2,500                       1,075,000
  AMBAC_Insured, 8.70% due 5/13/21(f)                                                                                              -
South Broward, Florida, Hospital District, 5.500% due 5/1/28                                              1,293,750        1,293,750
Southwest Housing Development Corporation, Multi-Family Housing               1,126,481        2,738                       1,129,219
    Revenue Refunding, FHA- Insured, 6.875% due 2/1/20                                                                             -
Tallahassee, Florida, Electric Revenue, Series B, 6.200% due 10/1/12                                        509,375          509,375
Tampa Capital Improvement Program, Series B, 8.375% due 10/1/18               1,843,157        2,181                       1,845,338
Tampa, Florida:                                                                                                                    -
   (Florida Aquarium Inc. Project), 7.750% due 5/1/27                                                       516,875          516,875
   Revenue Allegany Health Systems, (St. Joseph's Project), MBIA Insured                                  1,071,250        1,071,250
        6.700% due 12/1/18                                                                                                         -
   Water and Sewer Revenue Bonds, (FGIC Insured), 6.250% due 10/1/12                                        103,125          103,125
Titusville Water & Sewer Revenue, Series 94, MBIA-Insured 6.00%               1,718,530        2,158                       1,720,688
    due 10/1/24                                                                                                                    -
Virgin Islands HFA Single-Family Mortgage, 6.50% due 3/1/25                     995,000        2,500                         997,500
Venice Health Facilities Revenue Bonds, Series 1994, Venice Hospital Inc.     1,922,500        5,000                       1,927,500
   Guaranteed, 6.00% due 12/1/14                                                                                                   -
Volusia County Airport System Revenue, Daytona Beach Regional Airport,          490,613            -                         490,613
   MBIA-Insured, 7.00% due 10/1/21 (Escrowed with U.S. Government                                                                  -
    Securities to 10/1/00 Call @102(a)                                                                                             -
Volusia County Airport System Revenue, Daytona Beach Regional Airport,        1,434,605        1,695                       1,436,300
   MBIA Insured, 7.00% due 10/1/21(a)                                                                                              -
Volusia County, Florida, Educational Facilities Authority,                                                  514,375          514,375
   6.500% due 10/15/15                                                                                                             -

                  See Notes to Pro Forma Financial Statements

SMITH BARNEY MUNI FUNDS - FLORIDA
SCHEDULE OF INVESTMENTS (unaudited) (continued)                   March 31, 1995


                 Smith Barney
 Smith Barney       Florida
    Florida        Municipal
   Portfolio       Portfolio        Total
  Face Value      Face Value      Face Value    Ratings                         Description
---------------------------------------------------------------------------------------------------------------------
                                                    Short Term Bonds
                                                --------------------------
                                                          Guam - 1.4%
                      $750,000       $750,000             Guam Airport Authority Revenue, Series A,
                                                  BBB        6.500% due 10/1/23
                                                          Puerto Rico - 0.0%
                                                          (AMBAC Insured),
                                                  AAA        5.875% due 7/1/18
                       500,000        500,000             Commonwealth of Puerto Rico,
                                                          Puerto Rico - 0.0%
                       600,000        600,000     A1*     Commonwealth of Puerto Rico, Government Development Bank
                                                           Variable Rate due 12/1/15

--------------   -------------  -------------
  $113,069,000     $54,215,000   $167,284,000                                         Totals
==============   =============  =============

                                                                                                   Smith Barney
                                                                       Smith Barney  Smith Barney    Florida
                                                                          Florida      Florida      Municipal
                                                                         Portfolio    Portfolio     Portfolio           Total
                                                                          Market     Bid to Mean      Market            Market
Ratings                      Description                                   Value      Adjustment      Value             Value
---------------------------------------------------------------------------------------------------------------------------------
    Short Term Bonds
------------------------
          Guam - 1.4%                                                                                                          -
          Guam Airport Authority Revenue, Series A,                                                                            -
  BBB        6.500% due 10/1/23                                                                        $740,625         $740,625
          Puerto Rico - 0.0%                                                                                                   -
          (AMBAC Insured),                                                                                                     -
  AAA        5.875% due 7/1/18                                                                          491,250          491,250
          Commonwealth of Puerto Rico,                                                                                         -
          Puerto Rico - 0.0%                                                                                                   -
  A1*     Commonwealth of Puerto Rico, Government Development Bank                                      600,000          600,000
           Variable Rate due 12/1/15

                                                                       ------------   ----------    -----------     ------------
                              Totals                                   $110,671,580     $168,805    $53,844,826     $164,685,211
                                                                       ============   ==========    ===========     ============

                            SMITH BARNEY MUNI FUNDS

                                    PART C

                               OTHER INFORMATION


Item 15.  Indemnification

          The response to this item is incorporated by reference to "Liability of Trustees" under the caption "Information on Shareholder's Rights" in Part A of this Registration Statement.

Item 16.  Exhibits  --   References are to Registrant's Registration Statement
                         on Form N-1A as filed with the Securities and Exchange Commission (File Nos. 2-99861 and 811-4395)
                         (the "Registration Statement").

(1) (a) Restated Declaration of Trust dated as of April 23, 1986 is incorporated by reference to Exhibit 1 to Pre-Effective
          Amendment No. 1 to the Registration Statement.

(1) (b) Instrument of the Trustees Establishing and Designating Classes of Shares of Certain Series of the Trust is incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment No. 24 to the Registration Statement.

(1) (c) Instruments of the Trustees Establishing and Designating Classes of Shares and Certain Series of the Trust dated
          March 26, 1993, June 4, 1993, March 4, 1994 and October 3, 1994, and Amendment to Declaration of Trust of the Registrant dated May 20, 1994, are incorporated by reference to
          Exhibit 1(c) to Registrant's Registration Statement on Form N-14 (relating to its New York Portfolio), as filed with the Securities and Exchange Commission on August 22, 1995 (File No. 33-62017).

(2) By-Laws are incorporated by reference to Exhibit 2 to Pre-Effective Amendment No. 2 to the Registration Statement.

(3)       Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)       Not Applicable.

(6) Management Agreement between the Florida Portfolio, a portfolio of the Registrant, and Mutual Management Corp. is incorporated by reference to Exhibit 5(h) to Post-Effective Amendment No. 16 to the Registration Statement.

(7) Distribution Agreement between Registrant and Smith Barney Inc. is incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 7 to the Registration Statement.

(8)       Not Applicable.

(9) (a) Custodian Agreement between Registrant and PNC Bank is incorporated by reference to Exhibit 8 to Pre-Effective
          Amendment No. 1 to the Registration Statement.

(9) (b) Transfer Agency Agreement between Registrant and PFPC Inc. is incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 12 to the Registration Statement.

(10)(a) Form of Plan of Distribution pursuant to Rule 12b-1 of the Registrant on behalf of the Florida Portfolio.**

(10)(b) Plan of Distribution pursuant to Rule 12b-1 with respect to Class A shares of the Registrant is incorporated by reference to Exhibit 15(n) to Post-Effective Amendment No. 34 to the Registration Statement.

(11) (a) Opinion and Consent of Sullivan & Cromwell with respect to legality.*

(11) (b) Opinion and Consent of Ropes & Gray with respect to certain matters under Massachusetts law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)      Not Applicable.

(14) (a)  Consent of Coopers & Lybrand L.L.P.*

(14) (b)  Consent of KPMG Peat Marwick LLP.*

(15)      Not Applicable.

(16)      Powers of Attorney (included on signature page).**

(17) (a)  Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.

*    Filed herewith.
**   Previously filed.


Item 17.       Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 24th day of October, 1995.

                              SMITH BARNEY MUNI FUNDS
                                on behalf of the FLORIDA
                                PORTFOLIO


                              By: /s/ Heath B. McLendon
                                  Heath B. McLendon
                                   Chairman of the Board and
                                      Chief Executive Officer


          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                         Date

/s/ Heath B. McLendon       Chairman of the Board and    October 24, 1995
Heath B. McLendon           Chief Executive Officer


/s/ Lewis E. Daidone        Treasurer (Chief Financial   October 24, 1995
Lewis E. Daidone            and Accounting Officer)


    *                       Trustee                      October 24, 1995
Ralph D. Creasman


    *                       Trustee                      October 24, 1995
Joseph H. Fleiss


    *                       Trustee                      October 24, 1995
Donald R. Foley

    *                      Trustee                      October 24, 1995
Francis P. Martin


    *                      Trustee                      October 24, 1995
Roderick C. Rasmussen


    *                      Trustee                      October 24, 1995
John P. Toolan


    *                      Trustee                      October 24, 1995
C. Richard Youngdahl

*By:/s/ Caren A. Cunningham
      Caren A. Cunningham
      Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit Number Description                                               Page


(4)            Agreement and Plan of Reorganization                        *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

10(a)          Form of Plan of Distribution pursuant to Rule 12b-
               1 of Smith Barney Muni Funds on behalf of the               **
               Florida Portfolio.

(11) (a)       Opinion and Consent of Sullivan & Cromwell                  *
               with respect to legality.

(11) (b)       Opinion and Consent of Ropes & Gray                         *
               with respect to certain matters under
               Massachusetts law.

(12)           Opinion and Consent of Willkie Farr &                       *
               with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                         *

(14) (b)       Consent of KPMG Peat Marwick LLP.                           *

(16)           Powers of Attorney (included on signature                   **
               page)

(17) (a)       Form of Proxy Card.                                         *


_______________________________
*   Filed herewith.
**  Previously filed.